Filed Pursuant to Rule 424(b)(3)
File No. 333-220582

CENTERSTATE BANK CORPORATION	SUNSHINE BANCORP, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Sunshine Bancorp, Inc.:

On August 12, 2017, Sunshine Bancorp, Inc., or “Sunshine”, and CenterState Bank Corporation, or “CenterState”, entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” that provides for the merger of Sunshine with and into CenterState, with CenterState as the surviving company, which transaction we refer to as the “merger.” Immediately after the merger, Sunshine Bank, a federal stock savings bank and wholly owned subsidiary of Sunshine, will merge with and into CenterState Bank, N.A., a national banking association and wholly owned subsidiary of CenterState, with CenterState Bank as the surviving bank, which we refer to as the “bank merger.” Before the merger can be completed, Sunshine stockholders must approve the merger agreement and the transactions provided for therein, which we refer to collectively as the “merger proposal.”

In the merger, each share of Sunshine common stock will be converted into the right to receive 0.89 shares of CenterState common stock, which we refer to as the “merger consideration”. Based on the $23.93 closing price of CenterState common stock on the NASDAQ Stock Market, or “NASDAQ”, on August 11, 2017, the last trading day before public announcement of the merger, the 0.89 exchange ratio represented $21.30 in value for each share of Sunshine common stock, and approximately $176.8 million in aggregate value. Based on the closing stock price of CenterState common stock on NASDAQ on October 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the merger consideration represented approximately $23.93 in value for each share of Sunshine common stock and approximately $199.8 million in aggregate value. The CenterState common stock is traded on NASDAQ under the symbol “CSFL.” The Sunshine common stock is traded on NASDAQ under the symbol “SBCP.” The market prices for both CenterState common stock and Sunshine common stock will fluctuate before the merger. We urge you to obtain current market prices for both CenterState common stock and Sunshine common stock. Based on the 0.89 exchange ratio and the number of shares of Sunshine common stock outstanding, including restricted stock awards, and shares reserved for issuance under various stock options as of September 15, 2017, the maximum number of shares of CenterState common stock issuable in the merger is 7,778,349.

Sunshine may terminate the merger agreement if the average closing price of CenterState common stock over a specified period prior to completion of the merger decreases below certain specified thresholds unless CenterState elects to increase the merger consideration through the payment of additional cash and/or by increasing the exchange ratio as discussed in further detail on pages 13 and 99 of this proxy statement/prospectus.

Sunshine will hold a special meeting of its stockholders to approve the merger proposal. The special meeting of stockholders is scheduled to be held on November 17, 2017 at Sunshine Bank located at 102 West Baker Street, Plant City, Florida 33563 at 9:00 a.m., local time. No vote of CenterState shareholders is required to complete the merger. This document, which serves as Sunshine’s proxy statement for the special meeting of its stockholders and as a prospectus for the shares of CenterState common stock to be issued in the merger to Sunshine stockholders, gives you detailed information about the special meeting and the merger. The merger cannot be completed unless all closing conditions have been met, including receipt of required regulatory approvals and approval of the merger proposal by the stockholders of Sunshine. Sunshine is asking its stockholders to consider and vote on the merger proposal at a special meeting of stockholders and also on a proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger proposal at the time of the special meeting, which we refer to as the “adjournment proposal.” Approval of the merger proposal requires the affirmative vote of the holders of the majority of the outstanding shares of Sunshine common stock.

Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger proposal and FOR the adjournment proposal. Not voting your shares as instructed in the enclosed proxy card, or not instructing your broker how to vote shares held by you in “street name” will have the same effect as a vote against the merger proposal, but will have no effect on the adjournment proposal.

The Sunshine board of directors unanimously recommends that Sunshine stockholders vote “FOR” approval of the merger proposal and “FOR” the approval of the adjournment proposal.

You should read carefully this entire proxy statement/prospectus, including the appendices hereto and the documents incorporated by reference herein, because it contains important information about the merger and the related transactions. In particular, you should read carefully the information set forth under “Risk Factors” beginning on page 35, which discusses the risks relating to the proposed merger.

On behalf of the Sunshine board of directors, thank you for your prompt attention to this important matter.

Sincerely,

Andrew S. Samuel

President and Chief Executive Officer

Sunshine Bancorp, Inc.

The shares of CenterState common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of CenterState or Sunshine, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 13, 2017, and is being first mailed to Sunshine stockholders on or about October 17, 2017.

SUNSHINE BANCORP, INC.

102 WEST BAKER STREET

PLANT CITY, FLORIDA 33563

(813) 752-6193

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 17, 2017

TO THE STOCKHOLDERS OF SUNSHINE BANCORP, INC.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Sunshine Bancorp, Inc. (“Sunshine”) will be held at Sunshine Bank located at 102 West Baker Street, Plant City, Florida 33563 on November 17, 2017, at 9:00 a.m., local time, to consider and vote on:

1.

Approve Agreement and Plan of Merger. A proposal to approve the Agreement and Plan of Merger, dated August 12, 2017 (the “merger agreement”), by and between Sunshine and CenterState Bank Corporation (“CenterState”), pursuant to which Sunshine will merge with and into CenterState with CenterState as the surviving company, subject to the terms and conditions contained in the merger agreement, including the transactions provided for in the merger agreement (referred to collectively as the “merger proposal”), as more fully described in the attached proxy statement/prospectus. A copy of the merger agreement is attached in Appendix A to this document; and

2.

Adjourn or postpone the Special Meeting. A proposal to approve one or more adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal (referred to as the “adjournment proposal”).

We have fixed the close of business on October 9, 2017 as the record date for the special meeting. Only Sunshine stockholders of record on that date are entitled to notice of, and to vote at, the special meeting. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Sunshine common stock.

The Sunshine board of directors has unanimously approved the merger agreement and has determined that the merger, as set forth in the merger agreement and the terms and conditions set forth in the merger agreement, are in the best interests of, Sunshine and its stockholders. The Sunshine board of directors unanimously recommends that Sunshine stockholders vote “FOR” approval of the merger proposal and “FOR” the adjournment proposal, if necessary.

Your vote is very important. We cannot complete the proposed merger unless Sunshine stockholders approve the merger proposal.

The attached proxy statement/prospectus provides a detailed description of the special meeting, the merger agreement, the adjournment proposal, the documents related to the merger, and other related matters. We urge you to read carefully the proxy statement/prospectus, including the appendices and any documents incorporated by reference.

You are cordially invited to attend the special meeting in person. Regardless of whether you plan to attend the special meeting, please vote, sign, date and return the enclosed proxy card in the self-addressed envelope as soon as possible. No additional postage is required if mailed within the United States. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you choose to attend the special meeting, then you may vote your shares in person, even if you have previously signed and returned your proxy card or voted via the Internet or by telephone. If you hold your Sunshine shares through a bank, broker or other nominee (commonly referred to as held in “street name”), then you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from them. You may revoke your proxy at any time prior to the special meeting as specified in the accompanying proxy statement/prospectus.

By Order of the Board of Directors

Andrew S. Samuel

President and Chief Executive Officer

October 17, 2017

YOUR VOTE IS VERY IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, DATING, AND SIGNING THE ENCLOSED FORM OF PROXY AND RETURNING IT IN THE ENCLOSED RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING. THE AFFIRMATIVE VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF SUNSHINE COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER PROPOSAL.

WHERE YOU CAN FIND MORE INFORMATION

Both CenterState and Sunshine are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which means that they are both required to file certain reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that CenterState or Sunshine file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330) for further information on the Public Reference Room. In addition, CenterState and Sunshine file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from CenterState by accessing CenterState’s website at www.centerstatebanks.com, and from Sunshine by accessing Sunshine’s website at www.mysunshinebank.com. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites or filed with the SEC is not a part of this proxy statement/prospectus. Copies of these documents can also be obtained, free of charge, by directing a written request to:

CenterState Bank Corporation 1101 First Street South Winter Haven, Florida 33880 Attn: Corporate Secretary	Sunshine Bancorp, Inc. 102 West Baker Street Plant City, Florida 33563 Attn: Corporate Secretary

CenterState has filed a Registration Statement on Form S-4 to register with the SEC up to 7,778,349 shares of CenterState common stock to be issued pursuant to the merger. This proxy statement/prospectus is a part of that Registration Statement on Form S-4. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the Registration Statement on Form S-4 or in the exhibits or schedules to the Registration Statement on Form S-4. You may read and copy the Registration Statement on Form S-4, including any amendments, schedules and exhibits, at the SEC’s Public Reference Room at the address set forth above. The Registration Statement on Form S-4, including any amendments, schedules and exhibits, is also available, free of charge, by accessing the websites of the SEC or CenterState or upon written request to CenterState or Sunshine at the addresses set forth above.

Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the Registration Statement on Form S-4. This proxy statement/prospectus incorporates important business and financial information about CenterState and Sunshine that is not included in or delivered with this document, including incorporating by reference documents that CenterState and Sunshine have previously filed with the SEC. These documents contain important information about CenterState and Sunshine and their financial condition. See “Documents Incorporated by Reference.” These documents are available free of charge upon written request to CenterState and Sunshine at the addresses listed above.

To obtain timely delivery of these documents, you must request them no later than November 10, 2017 in order to receive them before the special meeting of stockholders.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. CenterState supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to CenterState, and Sunshine supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Sunshine.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Sunshine stockholders nor the issuance of CenterState common stock in the merger shall create any implication to the contrary.

No person has been authorized to give any information or make any representation about the merger or Sunshine or CenterState that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

i

ii

Appendix A —	Agreement and Plan of Merger dated August 12, 2017, by and between Sunshine Bancorp, Inc. and CenterState Bank Corporation (formerly known as CenterState Banks, Inc.)

Appendix B —	Opinion of Hovde Group, LLC

Appendix C —	HCBF Holding Company, Inc. Audited Consolidated Financial Statements and Accompanying Notes as of and for the year ended December 31, 2016

Appendix D —	HCBF Holding Company, Inc. Unaudited Consolidated Financial Statements and Accompanying Notes as of and for the six months ended June 30, 2017

Appendix E —	Jefferson Bankshares, Inc. Audited Consolidated Financial Statements and Accompanying Notes as of and for the year ended December 31, 2016

Appendix F —	Jefferson Bankshares, Inc. Unaudited Consolidated Financial Statements and Accompanying Notes as of and for the six months ended June 30, 2017

Appendix G —	Certain Unaudited Pro Forma Financial Information as to HCBF Holding Company, Inc. and Jefferson Bankshares, Inc. Merger

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some answers to certain questions that you may have about the special meeting of Sunshine stockholders, which we refer to as the “special meeting”, and the proposed merger. We urge you to read carefully the remainder of this proxy statement/prospectus (including the risk factors beginning on page 35) because the information in this section does not provide all of the information that might be important to you with respect to the special meeting and the proposed merger. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve the Agreement and Plan of Merger, dated August 12, 2017, entered into between CenterState and Sunshine, and the transactions provided for therein, which we collectively refer to as the “merger proposal,” that provides for the merger of Sunshine with and into CenterState with CenterState as the resulting entity. Under applicable law, the affirmative vote of a majority of the outstanding shares of Sunshine common stock is required to approve the merger proposal. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A.

Sunshine stockholders also are being asked to approve a proposal, which we refer to as the “adjournment proposal,” providing for one or more adjournments of the Sunshine special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger proposal at the time of the special meeting.

Q:	Why do CenterState and Sunshine want to merge?

A:

We believe the combination of CenterState and Sunshine will create one of the leading and more profitable community banking franchises based in Florida, and provides us with additional branch locations and market share particularly in Central Florida. The Sunshine board of directors has determined that the merger is in the best interest of Sunshine and its stockholders, and unanimously recommends that Sunshine stockholders vote for approval of the merger proposal. For more information about the reasons for the merger, see “The Merger—Recommendation of the Sunshine Board of Directors and Reasons for the Merger” and “The Merger—CenterState’s Reasons for the Merger.”

Q:	What consideration will Sunshine stockholders receive in the merger?

A:

If the merger is completed, each issued and outstanding share of Sunshine common stock will be converted into the right to receive 0.89 shares of CenterState common stock, which we refer to as the “merger consideration.”

CenterState will not issue any fractional shares of CenterState common stock in the merger. Rather, Sunshine stockholders who would otherwise be entitled to a fractional share of CenterState common stock upon the completion of the merger will instead receive an amount in cash equal to such fractional part of a share of CenterState common stock multiplied by the average closing price per share of CenterState common stock on NASDAQ for the 10 trading day period ending on the later of (i) the date on which the last required regulatory approval is obtained without regard to any requisite waiting period, or (ii) the date on which the Sunshine stockholders approve the merger proposal. We refer to the foregoing computation of the CenterState average closing price as the “CenterState average stock price.”

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:

The value of the merger consideration is likely to fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value of CenterState common stock. Any fluctuation in the market price of CenterState common stock after the date of this proxy statement/prospectus will change the value of the shares of CenterState common stock that Sunshine shareholders will receive, and will therefore change the value of the merger consideration. Based on the 0.89 exchange ratio and the closing price of CenterState common stock on the Nasdaq Stock Market, or “NASDAQ”, of $23.93 on August 11, 2017, the last full trading day before the public announcement of the merger, the value of the merger consideration was $21.30 for each share of Sunshine common stock, and approximately $183.7 million in the aggregate. Based on the 0.89 exchange ratio and the closing stock price of CenterState common stock on NASDAQ on October 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the value of the merger consideration was $23.93 for each share of Sunshine common stock and approximately $199.8 million in the aggregate. The market prices of both CenterState common stock and Sunshine common stock will fluctuate before the merger is completed. We encourage you to obtain current market quotations for shares of CenterState common stock and Sunshine common stock.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. You should wait until you receive the stock transmittal form that will be mailed shortly after the closing date of the merger, and then you should submit your Sunshine stock certificate(s) along with the completed stock transmittal form. The stock transmittal form will be accompanied by instructions explaining how to complete the form and deliver the form and your stock certificate(s) to the exchange agent for the merger.

Q:	How will the merger impact Sunshine stock option awards?

A:

If the merger is completed, each outstanding option to acquire shares of Sunshine common stock will automatically become vested and will be converted into an option to purchase that number of shares of CenterState common stock equal to the number of shares of Sunshine common stock to which the option holder is entitled to purchase multiplied by the merger consideration (rounded to the nearest whole share). The exercise price will equal the Sunshine exercise price divided by the merger consideration (rounded to the nearest cent). Sunshine had a total of 717,876 stock options outstanding at June 30, 2017, of which 326,374 were vested and 391,502 were unvested.

Q:	How will the merger impact Sunshine restricted stock awards?

A:

If the merger is completed, each outstanding restricted stock award granted under Sunshine’s equity-based compensation plan will fully vest and will represent the right to receive the merger consideration.

Q:	What will happen to Sunshine Bank following the merger?

A:	Immediately following the merger, Sunshine Bank will be merged with and into CenterState Bank, with CenterState Bank being the surviving subsidiary bank of CenterState.

Q:	Does the Sunshine board of directors support the merger?

A:

Yes. The Sunshine board of directors has determined that the merger agreement is in the best interest of Sunshine’s stockholders and unanimously recommends that stockholders vote for approval of the merger proposal. Additionally, Sunshine’s directors have entered into voting agreements with CenterState pursuant to which they have agreed, among other things, to vote all of the Sunshine shares they beneficially own in favor of the merger proposal. A total of 518,593 shares of Sunshine common stock, representing approximately 6.5% of the outstanding shares of Sunshine common stock entitled to vote at the special meeting, are subject to these voting agreements.

Q:	Do any of Sunshine’s directors or executive officers have interests in the merger that may differ from those of Sunshine’s stockholders?

A:

Sunshine’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Sunshine’s stockholders generally. The members of Sunshine’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger proposal, and in recommending that Sunshine stockholders approve the merger proposal. For a description of these interests, please refer to the section entitled “Interests of Sunshine’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus.

Q:	When and where is the special meeting of Sunshine stockholders?

A:	The Sunshine special meeting will take place on November 17, 2017, at 9:00 a.m., local time, at Sunshine Bank, located at 102 West Baker Street, Plant City, Florida 33563.

Q:	Who can vote at the special meeting of Sunshine stockholders?

A:

You can vote at the special meeting if you own shares of Sunshine common stock at the close of business on October 9, 2017, the record date for the special meeting. As of the close of business on that date, approximately 8,026,354 shares of Sunshine common stock were outstanding.

Q:	What vote is required to approve the merger proposal?

A:

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of Sunshine common stock outstanding on the record date. Stockholders will have one vote for each share of Sunshine common stock they own.

Q:	What vote is required to approve the adjournment proposal?

A:	Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Sunshine common stock represented in person or by proxy at the special meeting.

Q:	Are participants in the Sunshine Bank Employee Stock Ownership Plan and/or the Sunshine Bank Employee Savings Plan able to vote?

A:

Yes. Participants in the Sunshine Bank Employee Stock Ownership Plan (the “ESOP”) will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of Sunshine common stock allocated to his or her account. The ESOP trustee will vote all unallocated shares of Sunshine common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. In addition, participants in the Sunshine Bank Employees Savings Plan (“401(k) Plan”) with an interest in the Sunshine Bancorp, Inc. Stock Fund (the “Stock Fund”) will receive a Voting Instruction Form that allows them to direct the 401(k) Plan trustee to vote their interest in the Stock Fund. If a participant does not direct the 401(k) Plan trustee how to vote his or her interests in the Stock Fund, the trustee will vote such interest in the same proportion as it has received timely voting instructions from other 401(k) Plan participants.

Q:	What do I need to do now?

A:

Please read this proxy statement/prospectus and decide how you wish to vote your shares and then indicate that vote on the proxy card included with this proxy statement/prospectus. Sign and return the proxy card in the enclosed prepaid return envelope marked “Proxy” as soon as possible, so that your shares may be represented and voted at the special meeting to be held on November 17, 2017. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

Q:	What if I do not vote?

A:	If you do not vote, it will have the same effect as voting your shares against the merger proposal, however, it will have no effect on the adjournment proposal.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker how to vote your shares, following the directions provided by your broker.

Q:	Can I change or revoke my vote after I have mailed my signed proxy card?

A:

Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the Corporate Secretary of Sunshine, stating that you would like to revoke your proxy.

Second, you may complete and submit a new proxy card (or you can vote again via the Internet or by telephone). Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy.

Q:	When do you expect the merger to be completed?

A:

We expect the merger to be completed in the first quarter of 2018. We are working towards completing the merger as quickly as possible. To do so, the stockholders of Sunshine must approve the merger proposal, CenterState must obtain all regulatory approvals necessary to complete the merger, and other customary closing conditions must be satisfied. See “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	Can I exercise dissenters’ rights in connection with the merger?

A:	No, under Maryland law Sunshine stockholders are not eligible to exercise dissenters’ rights in connection with the merger.

Q:	What will happen if the trading price of CenterState common stock changes significantly prior to completion of the Merger?

A:

Because the merger consideration is fixed, CenterState and Sunshine agreed to include provisions in the merger agreement by which Sunshine would have an opportunity to terminate the merger agreement if the average price of CenterState common stock over a specified period of time prior to completion of the merger decreases below certain specified thresholds, unless CenterState elects to increase the merger consideration by paying additional cash, by increasing the exchange ratio or a combination of both, as discussed in further detail on pages 13 and 99 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the merger to Sunshine shareholders?

A:

The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” A condition to the obligation of each party to complete the merger is that CenterState receive a written opinion from Hacker, Johnson & Smith, P.A., tax advisor to CenterState, and Sunshine receive a written opinion from Luse Gorman, PC, legal advisor to Sunshine, each dated as of the closing date of the merger, to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a Sunshine stockholder generally will not recognize any gain or loss with respect to the exchange of shares of Sunshine common stock for shares of CenterState common stock in the merger. However, Sunshine stockholders generally will recognize gain or loss with respect to cash received instead of fractional shares of CenterState common stock that the Sunshine stockholders would otherwise be entitled to receive. Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” starting on page 102.

The United States federal income tax consequences described above may not apply to all holders of Sunshine common stock. Your tax consequences will depend on your individual situation. Accordingly, we urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:

Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this proxy statement/prospectus, in the appendices to and the documents incorporated by reference or referred to in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 35 and in CenterState’s and Sunshine’s respective SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference” beginning on page 116.

Q:

CenterState is also acquiring HCBF Holding Company, Inc. (“HCBF”), the holding company of Harbor Community Bank, simultaneously with the merger. What impact will the HCBF Merger have on CenterState’s merger with Sunshine?

A:

CenterState entered into a merger agreement to acquire HCBF on the same date that it entered into the merger agreement with Sunshine. The completion of Sunshine’s merger is not conditioned upon or subject to the completion of CenterState’s merger with HCBF. However, since CenterState will be required to obtain the necessary regulatory approvals for two transactions rather than one, it is possible that the CenterState merger with HCBF will lengthen the amount of time that would otherwise be needed to obtain all regulatory approvals of the merger if Sunshine were the only banking institution being acquired by CenterState. See “Risk Factors—If the Sunshine merger and the HCBF Merger were to occur, the pro forma combined company would exceed $10 billion in assets, which would result in increased costs and/or reduced revenues to the resulting entity and subject the company to increased regulatory scrutiny by its primary federal regulators, with respect to its risk management and other activities.” for a discussion of the impact that the HCBF acquisition would have on CenterState’s business and operations if both the Sunshine and HCBF acquisitions are completed and CenterState’s total assets exceed $10 billion.

Q:	Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?

A:	Sunshine stockholders should contact Sunshine Investor Relations at Sunshine Bancorp, Inc., 102 West Baker Street, Plant City, Florida 33563; telephone (813) 752-6193.

SUMMARY

This following summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. For more information about the merger, the merger agreement and the special meeting, you should carefully read the entire proxy statement/prospectus, including the appendices and the documents attached to or incorporated by reference into this document. See “Where You Can Find More Information” on how to obtain copies of those documents.

Risk Factors (see pages 35 through 42)

You should consider in particular the factors as described under “Risk Factors”.

Information Regarding CenterState and Sunshine (see pages 52 and 53)

CenterState Bank Corporation

1101 First Street South

Winter Haven, Florida 33880

(863) 293-4710

CenterState is a financial holding company incorporated under Florida law. CenterState owns all the outstanding shares of CenterState Bank. Headquartered in Winter Haven, Florida between Orlando and Tampa, CenterState offers a full range of consumer and commercial banking products and services to individuals, businesses and industries through its 78 full service banking locations in 28 counties throughout Florida and through a loan production office in Macon, Georgia. CenterState Bank also operates a correspondent banking and bond sales division, and owns R4ALL, Inc. (“R4ALL”), which acquires and disposes of troubled assets received from CenterState Bank. At June 30, 2017, CenterState had total consolidated assets of $6.8 billion, total consolidated loans of $4.6 billion, total consolidated deposits of $5.5 billion, and total consolidated shareholders’ equity of $890 million. On August 24, 2017, CenterState changed its name from CenterState Banks, Inc. to CenterState Bank Corporation. CenterState’s common stock is listed on NADSAQ and trades under the symbol “CSFL.”

Sunshine Bancorp, Inc.

102 West Baker Street

Plant City, Florida 33563

(813) 752-6193

Sunshine is a savings and loan holding company incorporated under Maryland law and is the parent company of Sunshine Bank, a federal stock savings bank. Sunshine Bank offers a variety of retail and commercial banking and related financial products and services through its 18 banking locations in Central Florida. At June 30, 2017, Sunshine had total consolidated assets of $955.9 million, total consolidated loans of $703.9 million, total consolidated deposits of $776.1 million, and total consolidated shareholders’ equity of $117 million. Sunshine’s common stock is listed on NASDAQ and trades under the symbol “SBCP.”

Pending Acquisition of HCBF Holding Company, Inc.

On August 12, 2017, CenterState also entered into an agreement to acquire HCBF, the holding company of Harbor Community Bank (the “HCBF Merger”). Pursuant to the HCBF merger agreement, HCBF will merge with and into CenterState, with CenterState as the surviving company. Immediately after the HCBF Merger, Harbor Community Bank, a Florida-chartered commercial bank and the wholly owned subsidiary of HCBF, will merge with and into CenterState Bank, with CenterState Bank as the surviving bank. The HCBF Merger was approved by the boards of directors of each of CenterState and HCBF and is expected to close in the first quarter of 2018. Completion of the HCBF Merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of HCBF’s and CenterState’s shareholders. Under the terms of the HCBF merger agreement, holders of HCBF common stock will receive 0.675 shares of CenterState common stock and $1.925 in cash for each share of HCBF common stock which equates to an aggregate transaction value of approximately $416,7 million as of the date of the HCBF merger agreement (comprised of approximately $374.0 million of CenterState common stock and $42.7 million of cash).

At June 30, 2017, HCBF had total consolidated assets of approximately $1.9 billion, total consolidated loans, net of allowance for loan losses, of approximately $1.1 billion, total consolidated deposits of approximately $1.6 billion, and total common shareholders’ equity of approximately $223.3 million. Effective July 28, 2017, HCBF completed its acquisition of Jefferson Bankshares, Inc., and it subsidiary, Jefferson Bank of Florida, which had approximately $317 million in consolidated assets.

For additional information on the HCBF Merger, including certain pro forma financial information, see “Unaudited Pro Forma Combined Consolidated Financial Information”.

Sunshine Special Meeting (see page 48)

The special meeting of Sunshine stockholders will be held on November 17, 2017, at 9:00 a.m., local time, at Sunshine Bank, located at 102 West Baker Street, Plant City, Florida 33563. At the special meeting, holders of Sunshine common stock will asked to:

•	Approve the merger proposal;

•	Approve the adjournment proposal.

You can vote at the special meeting if you owned Sunshine common stock as of the close of business on October 9, 2017, which is the record date for the special meeting. On that date, there were 8,026,354 shares of Sunshine common stock outstanding and entitled to vote, approximately 7.2% of which were owned and entitled to be voted by Sunshine directors and executive officers and their affiliates. As of the record date, neither CenterState nor any of its directors or executive officers owned or had the right to vote any of the outstanding shares of Sunshine common stock. You can cast one vote for each share of Sunshine common stock you owned on that date.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Sunshine common stock entitled to vote. Sunshine’s directors have entered into voting agreements with CenterState under which they have agreed, among other things, to vote all of the shares they beneficially own for approval of the merger proposal. A total of 518,593 shares of Sunshine common stock, representing approximately 6.5% of the outstanding shares of Sunshine common stock entitled to vote at the special meeting, are subject to these voting agreements. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Sunshine common stock represented in person or by proxy at the special meeting.

The Merger (see page 54)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

In the merger, Sunshine will merge with and into CenterState, with CenterState as the surviving company. It is expected that immediately after the effective time of the merger, Sunshine Bank will merge into CenterState

Bank, with CenterState Bank as the surviving bank. We refer to the merger of CenterState Bank and Sunshine Bank as the “bank merger.”

Merger Consideration (see page 85)

If the merger is completed, Sunshine stockholders will receive 0.89 shares of CenterState common stock for each share of Sunshine common stock they hold.

No holder of Sunshine common stock will be issued fractional shares of CenterState common stock in the merger. Instead, each holder of Sunshine common stock who would otherwise have been entitled to receive a fraction of a share of CenterState common stock will receive cash, without interest, equal to such fractional part of a share of CenterState common stock multiplied by the CenterState average stock price. See “The Merger Agreement—Merger Consideration” beginning on page 85 of this proxy statement/prospectus.

The value of the shares of CenterState common stock to be issued in the merger will fluctuate between now and the closing date of the merger. The market price of CenterState common stock at closing will not be known at the time of the Sunshine special meeting and may be more or less than the current price of CenterState common stock or the price of CenterState common stock at the time of the Sunshine special meeting. You should obtain current sale prices for CenterState and Sunshine common stock. The CenterState common stock is traded on NASDAQ under the symbol “CSFL.” The Sunshine common stock is also traded on NASDAQ under the symbol “SBCP.”

Equivalent Sunshine Per Share Value

The following table presents the closing price of CenterState common stock on August 11, 2017, the last trading day before the date of the public announcement of the merger agreement, and October 9, 2017, the latest practicable date before the date of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Sunshine common stock on those dates, calculated by multiplying the closing sales price of CenterState common stock on those dates by the exchange ratio of 0.89.

Date	CenterState closing sale price	Exchange Ratio	Equivalent Sunshine per share value
August 11, 2017	$23.93	0.89	$21.30
October 9, 2017	$26.89	0.89	$23.93

The value of the shares of CenterState common stock to be issued in the merger will fluctuate between now and the closing date of the merger. You should obtain current sale prices for the CenterState and Sunshine common stock.

Upon completion of the merger and the HCBF Merger, former Sunshine stockholders will own approximately 9.2% of the outstanding shares of CenterState common stock. Upon completion of the merger (without completion of the HCBF Merger), former Sunshine stockholders will own approximately 11.5% of the outstanding shares of CenterState common stock.

Closing and Effective Time of the Merger (see page 85)

The closing date is expected to occur during the first quarter of 2018. The merger will become effective at such time as the articles of merger are filed with the Secretary of State of Florida and the Maryland State Department of Assessments and Taxation, or such other time as may be specified in the articles of merger.

Surrender of Stock Certificates (see page 87)

Promptly after the effective time of the merger, the exchange agent for the merger will mail to each holder of record of Sunshine common stock a letter of transmittal and instructions for the surrender of the holder’s Sunshine stock certificate(s) for the merger consideration (including cash in lieu of any fractional CenterState shares) and any dividends or distributions to which such holder may be entitled to pursuant to the merger agreement.

Please do not send in your certificate until you receive the letter of transmittal.

Recommendation of the Sunshine Board of Directors (see page 61)

The Sunshine board of directors has approved the merger agreement and determined that the merger is in the best interests of, Sunshine and its stockholders and unanimously recommends that Sunshine stockholders vote “FOR” approval of the merger proposal and “FOR” the approval of the adjournment proposal.

For a discussion of the factors considered by the Sunshine board of directors in reaching its decision to approve the merger agreement, see “The Merger—Recommendation of Sunshine’s Board of Directors and Reasons for the Merger.”

Opinion of Hovde Group, LLC, Financial Advisor of Sunshine (see page 65 and Appendix B)

At the August 11, 2017 meeting of the Sunshine board of directors to consider the merger, Hovde Group, LLC (“Hovde”) delivered to the Sunshine board of directors a written opinion regarding the fairness of the merger consideration to be received by Sunshine stockholders from a financial point of view.

The Hovde opinion was directed to the Sunshine board of directors and relates only to the fairness of the merger consideration to be received by Sunshine stockholders, from a financial point of view. Hovde’s opinion does not address any other aspect of the merger and is not a recommendation to any Sunshine stockholder as to how such stockholder should vote at the special meeting.

The full text of Hovde’s August 11, 2017 opinion is included as Appendix B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde in rendering its opinion. The description of the opinion is qualified in its entirety by reference to the opinion. Sunshine stockholders are urged to read the entire opinion carefully in connection with their consideration of the merger proposal.

Material U.S. Federal Income Tax Consequences of the Merger (see page 102)

It is expected that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to the obligation of each party to effect the merger that CenterState receive a written opinion from Hacker, Johnson & Smith, P.A., tax advisor to CenterState, and Sunshine receive a written opinion from Luse Gorman, PC, legal advisor to Sunshine, each dated as of the closing date of the merger, to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a tax-free reorganization, the holders of shares of Sunshine common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares for the merger consideration in the merger, except cash received in lieu of any fractional shares of CenterState common stock. The U.S. federal income tax consequences described above may not apply to all holders of Sunshine common stock. For further information, please refer to “Material U.S. Federal Income Tax Consequences” beginning on page 102.

Tax matters are very complicated and the consequences of the merger to any particular Sunshine stockholder will depend on that stockholder’s particular facts and circumstances. You should consult your own tax advisor to determine the particular tax consequences of the merger to you.

Interests of Sunshine Directors and Executive Officers in the Merger (see page 75)

Some of the executive officers and directors of Sunshine have interests in the merger that are in addition to, or different from, the interests of Sunshine’s stockholders generally. These interests include the following:

•

All Sunshine stock options, including those held by the directors and executive officers, will vest upon the effective time of the merger and convert into options exercisable for shares of CenterState common stock;

•	All restricted stock awards granted prior to the effective date of the merger will vest and receive the merger consideration;

•

Sunshine previously entered into employment and change in control agreements with a number of its executive officers, which entitle them to certain payments and benefits upon a qualifying termination in connection with a change in control, such as the merger;

•

Sunshine’s supplemental executive retirement plan agreement with an executive officer provides for accelerated vesting and enhanced retirement benefits in connection with a change in control, such as the merger;

•	Certain rights to reimbursements with respect to excise taxes under Sections 280G and 4999 of the Internal Revenue Code for an executive officer;

•

Subject to the terms of the merger agreement, Sunshine may, in consultation with CenterState, accelerate the payment of certain compensatory amounts so that they are paid in 2017 for tax planning purposes with respect to Sections 280G and 4999 of the Internal Revenue Code. Such amounts may include accelerating the vesting of the Sunshine restricted stock, accelerating the payment of 2017 bonuses that would normally be payable in 2018, and accelerating the payment of change in control severance benefits due to the executive officers under their employment or change in control agreements; and

•

Sunshine’s directors and executive officers will be entitled to indemnification by CenterState with respect to claims arising from matters occurring at or prior to the closing of the merger and to coverage under a directors’ and officers’ liability insurance policy for six years after the merger.

These interests are discussed in more detail in the Section entitled “The Merger—Interests of Sunshine Executive Officers and Directors in the Merger.” The Sunshine board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Sunshine Equity Compensation (see page 88)

If the merger is completed, each option to acquire shares of Sunshine common stock, which is then outstanding, will become fully vested and will be converted into an option to purchase that number of shares of CenterState common stock equal to the number of shares of Sunshine common stock to which the option holder is entitled to purchase multiplied by the merger consideration (rounded to the nearest whole share). The exercise price will equal the Sunshine exercise price divided by the merger consideration (rounded to the nearest cent).

If the merger is completed, each outstanding restricted stock award granted under Sunshine’s equity-based compensation plan will fully vest and receive the merger consideration.

Conditions to Completion of the Merger (see page 98)

The completion of the merger depends on a number of customary conditions being satisfied or, where permitted, waived, including:

•	the approval of the merger proposal by Sunshine stockholders;

•

the receipt of all regulatory approvals required to consummate the transactions contemplated by the merger agreement, without the imposition of any materially burdensome regulatory conditions or any commitments, conditions, restrictions or understandings that would prohibit or materially limit the ownership or operation by Sunshine or CenterState of all or a material portion of their business or assets, or compel CenterState to dispose of all or a material portion of the business or assets of Sunshine or of CenterState;

•	the approval for listing on NASDAQ of the shares of CenterState common stock to be issued in the merger;

•

the effectiveness of the Registration Statement on Form S-4 for the CenterState common stock to be issued in the merger and no stop order suspending its effectiveness will have been initiated or threatened by the Securities and Exchange Commission;

•

the receipt by CenterState and Sunshine from their respective accounting firm or tax counsel of a U.S. federal income tax opinion that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the absence of any order, injunction or other law making illegal the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties in the merger agreement, subject to certain materiality or material adverse effect qualifications described in the merger agreement;

•	the performance in all material respects by CenterState and Sunshine of their respective obligations under the merger agreement;

•

the absence of any event that has resulted in a material adverse effect on the other party, and the absence of any condition, event, fact, circumstance or other occurrence that is reasonably expected to have a material adverse effect on the other party; and

•

(i) the approval of the Sunshine board of directors has not have been withheld, withdrawn or modified in a manner adverse to CenterState, (ii) the Sunshine board of directors must not have approved or recommended (or publicly proposed to approve or recommend) any other third party acquisition proposal, or (iii) the Sunshine board of directors must not have allowed Sunshine or Sunshine Bank to enter into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or agreement relating to any third party acquisition proposal.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (see page 82)

The merger and the bank merger are subject to various regulatory approvals, including approvals, or receipt of a waiver from approval, from the Federal Reserve and the Office of the Comptroller of the Currency (the “OCC”). CenterState has received the waiver of approval from the Federal Reserve. Notifications and/or applications requesting approvals of the merger or the bank merger (or a waiver from such approval) may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. The parties have filed notices and applications to obtain the necessary regulatory approvals or waiver from approval. Although neither CenterState nor Sunshine knows of any reason why it cannot obtain these regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that would (i) prohibit or materially limit the ownership or operation by Sunshine or CenterState, of all or any material portion of the business or assets of each respective entity, or (ii) compel CenterState to dispose of all or any material portion of the business or assets of Sunshine or CenterState. It is a condition to CenterState’s obligation to complete the merger that no such regulatory condition be imposed. The regulatory approvals to which the completion of the merger and bank merger are subject are described in more detail under the section entitled “The Merger—Conditions to Completion of the Merger.”

Third Party Proposals (see page 94)

Sunshine has agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving persons other than CenterState, and to certain related matters. The merger agreement does not, however, prohibit Sunshine from considering prior to the special meeting an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination (see page 99)

The merger agreement may be terminated by CenterState or Sunshine at any time prior to the effective time of the merger:

•	by mutual written consent;

•	if any governmental authority denies approval of the merger or the bank merger and such denial has become final;

•	if the Sunshine stockholders fail to approve the merger agreement;

•

if the merger has not been completed by May 31, 2018, unless the failure to complete the merger by such date is due to a material breach of the merger agreement by the party seeking to terminate it; or

•

if there is a breach by the other party of any representation, warranty, covenant or other agreement set forth in the merger agreement (subject to the materiality standard contained in the merger agreement) and such breach is not cured within 30 days following written notice to the breaching party).

In addition, the merger agreement may be terminated:

•

by CenterState, if, before obtaining the approval of the Sunshine stockholders of the merger agreement, (i) the Sunshine board of directors fails to recommend or makes an adverse recommendation change, breaches its obligations with respect to calling a meeting of its stockholders or makes, or causes to be made, any third party or public communication proposing or announcing an intention to withdraw or modify, in any manner adverse to CenterState, such recommendation (referred to as a “change in recommendation”), (ii) Sunshine approves or recommends or fails to publicly recommend against another acquisition proposal, (iii) Sunshine fails to publicly reconfirm the Sunshine recommendation that it stockholders approve the merger, (iv) Sunshine resolves or otherwise determines to take or announces an intention to take any of the foregoing actions, or (vi) Sunshine materially breaches any of the provisions of the merger agreement relating to third party proposals (we refer to any of the foregoing terminations to be a “Sunshine Failure to Recommend”);

•

by Sunshine, prior to obtaining the approval of the merger agreement by the Sunshine stockholders, in order to enter into an agreement relating to a superior proposal in accordance with the provisions of the merger agreement relating to third party proposals (which we refer to as a “Superior Proposal Termination”); and

•	by Sunshine, if both of the following conditions exist:

(i)	the quotient obtained by dividing the CenterState average stock price by $23.93 (which we refer to as the “CenterState Ratio”) is less than 0.85, and

(ii)

the CenterState Ratio is less than the quotient obtained by dividing the average closing prices for the Nasdaq Bank Index during a specified time prior to completion of the merger (which we refer to as the “Final Index Price”) by $3,569.16, and then subtracting 0.15 from this quotient (which we refer to as the “Index Ratio”).

However, if Sunshine chooses to exercise this termination right, CenterState has the option, within five business days of receipt of notice from Sunshine, to adjust the merger consideration and prevent termination under this provision.

Termination Fee and Expenses (see page 100)

Sunshine must pay CenterState a termination fee of $7.068 million:

•

If the merger agreement is terminated by CenterState because the Sunshine board of directors fails to recommend or makes an adverse recommendation change or breaches its obligations with respect to calling a meeting of its stockholders, or by Sunshine as a result of a Superior Proposal Termination; or

•

If the merger agreement is terminated by CenterState or Sunshine because the Sunshine stockholders fail to approve the merger agreement or by CenterState due to a material breach of a representation or warranty by Sunshine and, if prior to such termination, there shall have been made known to senior management of Sunshine or has been made directly to Sunshine stockholders generally or any person shall have publicly announced (and not withdrawn) an acquisition proposal (as defined in the merger agreement) and, within 12 months of such termination, Sunshine or Sunshine Bank enters into a definitive agreement with respect to an acquisition proposal or completes an acquisition proposal (whether or not it is the same acquisition proposal referred to previously).

Accounting Treatment (see page 82)

CenterState will account for the merger under the purchase method of accounting for business combinations under United States generally accepted accounting principles.

Dissenters’ Rights

Under Maryland law, holders of Sunshine common stock do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

NASDAQ Listing (see page 92)

CenterState will cause the shares of CenterState common stock to be issued to the holders of Sunshine common stock in the merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Resale of CenterState Common Stock

All shares of CenterState common stock received by Sunshine stockholders in the merger will be freely tradable for purposes of the Securities Act, except for shares of CenterState common stock received by any such holder who becomes an “affiliate” of CenterState after the completion of the merger. This proxy statement/

prospectus does not cover resales of shares of CenterState common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Market Prices and Dividend Information (see page 47)

CenterState common stock is traded on NASDAQ under the symbol “CSFL.” Sunshine common stock is also traded on NASDAQ under the symbol “SBCP.” The following table sets forth the reported high and low sales prices of shares of CenterState and Sunshine common stock and the quarterly cash dividends per share of CenterState and Sunshine common stock declared, in each case for the periods indicated.

	CenterState Common Stock			Sunshine Common Stock
	High	Low	Dividends	High	Low	Dividends
2017
First Quarter	$26.48	$24.07	$0.06	$21.39	$16.44	—
Second Quarter	$26.27	$23.74	$0.06	$23.73	$19.50	—
Third Quarter	$27.02	$21.77	$0.06	$23.43	$19.13	—
Fourth Quarter (through October 9, 2017)	$27.06	$26.40	$—	$23.64	$23.01	—

2016
First Quarter	$15.72	$12.57	$0.04	$15.20	$14.00	—
Second Quarter	$16.59	$14.49	$0.04	$14.99	$13.91	—
Third Quarter	$18.27	$15.30	$0.04	$14.83	$14.00	—
Fourth Quarter	$25.83	$17.09	$0.04	$17.85	$14.02	—

2015
First Quarter	$12.35	$10.94	$0.01	$12.60	$11.82	—
Second Quarter	$13.98	$11.70	$0.02	$15.04	$12.15	—
Third Quarter	$15.00	$12.20	$0.02	$15.35	$13.75	—
Fourth Quarter	$16.24	$14.24	$0.02	$15.25	$13.65	—

On August 11, 2017, the last full trading day before the public announcement of the merger agreement, the closing price of shares of CenterState common stock as reported on NASDAQ was $23.93 and the closing price of Sunshine common stock as reported on NASDAQ was $22.68. On October 9, 2017, the last practicable trading day before the date of this proxy statement/prospectus, the closing price of shares of CenterState common stock as reported on NASDAQ was $26.89 and the closing price of shares of Sunshine common stock as reported on NASDAQ was $23.59.

The holders of CenterState common stock receive dividends if and when declared by the CenterState board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws.

As of October 9, 2017, there were 60,055,817 shares of CenterState common stock outstanding and owned by approximately 1,382 registered shareholders of record. As of October 9, 2017, there were 8,026,354 shares of Sunshine common stock outstanding and owned by approximately 341 registered stockholders of record.

Sunshine stockholders are advised to obtain current market prices for CenterState common stock. The market price of CenterState common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of CenterState common stock before or after the effective date of the merger.

Comparative Rights of CenterState Shareholders and Sunshine Stockholders (Page 106)

Sunshine stockholders, whose rights are currently governed by Sunshine’s articles of incorporation, the Sunshine’s bylaws and Maryland law, will, upon completion of the merger, become shareholders of CenterState and their rights will be governed by CenterState’s articles of incorporation, CenterState’s bylaws, and Florida law. The difference in shareholder rights are explained more fully in “Comparison of Shareholder Rights” beginning on page 106.

Litigation Relating to the Merger (page 101)

On October 9, 2017, Sunshine received notice of a putative class action lawsuit against Sunshine, its directors, and CenterState challenging the proposed transaction. The complaint alleges that the directors of Sunshine breached their fiduciary duties in connection with their approval of the merger agreement and that CenterState aided and abetted those alleged fiduciary breaches. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction. If this case is not resolved, this lawsuit could prevent or delay completion of the merger and result in substantial costs to Sunshine and CenterState, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect CenterState’s business, financial condition, results of operations and cash flows.

For more information, see “The Merger Agreement—Litigation Relating to the Merger” beginning on page 101.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CENTERSTATE

The following selected historical consolidated financial data as of and for the year ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from the audited consolidated financial statements of CenterState. The following selected historical consolidated financial data as of and for the six months ended June 30, 2017 and 2016 is derived from the unaudited consolidated financial statements of CenterState and has been prepared on the same basis as the selected historical consolidated financial data derived from the audited consolidated financial statements and, in the opinion of CenterState’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates.

The results of operations as of and for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or any future period. You should read the following selected historical consolidated financial data in conjunction with: (i) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and CenterState’s audited consolidated financial statements and accompanying notes included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2016; and (ii) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and CenterState’s unaudited consolidated financial statements and accompanying notes included in CenterState’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference.”

(Dollars in thousands, except per share data)

	(unaudited) At or for the six months ended June 30,		At or for the year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Summary of Operations:
Total interest income	$115,847	$90,807	$188,665	$162,320	$138,227	$100,378	$94,950
Total interest expense	(6,509)	(4,335)	(9,340)	(7,286)	(7,356)	(5,885)	(8,481)

Net interest income	109,338	86,472	179,325	155,034	130,871	94,493	86,469
Provision for loan losses	(2,894)	(1,421)	(4,962)	(4,493)	(826)	76	(9,220)

Net interest income after provision for loan losses	106,444	85,051	174,363	150,541	130,045	94,569	77,249
Non-interest income	16,964	13,158	30,363	9,883	6,027	12,445	20,336
Income from correspondent banking and capital markets division	14,512	18,066	33,685	27,563	20,153	20,410	35,707
Net gain on sale of securities available for sale	—	—	13	4	46	1,060	2,423
Bargain purchase gain, acquisition of institution	—	—	—	—	—	—	453
Gain on extinguishment of debt	—	308	308	—	—	—	—
Loss on termination of FDIC loss share agreements	—	(17,560)	(17,560)	—	—	—	—
Credit related expenses	(1,531)	(970)	(1,781)	(2,295)	(5,282)	(12,730)	(11,206)
Non-interest expense	(91,321)	(81,372)	(155,140)	(123,787)	(130,899)	(98,001)	(110,432)

Income before income taxes	45,068	16,681	64,251	61,909	20,090	17,753	14,530
Income tax expenses	(13,235)	(5,751)	(21,910)	(22,571)	(7,126)	(5,510)	(4,625)

Net income	$31,833	$10,930	$42,341	$39,338	$12,964	$12,243	$9,905

Per Common Share Data:
Basic earnings (loss) per share	$0.58	$0.23	$0.89	$0.87	$0.32	$0.41	$0.33
Diluted earnings (loss) per share	$0.57	$0.23	$0.88	$0.85	$0.31	$0.41	$0.33
Common equity per common share outstanding	$14.84	$11.21	$11.47	$10.79	$9.98	$9.08	$9.09
Tangible common equity per common share outstanding(1)	$10.09	$8.64	$8.93	$8.82	$7.95	$7.38	$7.36
Dividends per common share	$0.12	$0.08	$0.16	$0.07	$0.04	$0.04	$0.04
Actual shares outstanding	60,002,604	47,996,281	48,146,981	45,459,195	45,323,553	30,112,475	30,079,767
Weighted average common shares outstanding	54,490,488	46,968,000	47,409,142	45,182,224	40,852,002	30,102,777	30,073,959
Diluted weighted average common shares outstanding	55,396,988	47,620,315	48,191,523	45,788,632	41,235,552	30,220,127	30,141,863

Balance Sheet Data:
Assets	$6,767,479	$4,995,289	$5,078,559	$4,022,717	$3,776,869	$2,415,567	$2,363,240
Total loans	4,646,533	3,194,967	3,429,747	2,593,776	2,429,525	1,474,179	1,435,863
Allowance for loan losses	30,132	24,172	27,041	22,264	19,898	20,454	26,682
Total deposits	5,475,455	4,132,136	4,152,544	3,215,178	3,092,040	2,056,231	1,997,232

	(unaudited) At or for the six months ended June 30,		At or for the year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Short-term borrowings	303,625	204,707	290,413	252,722	179,014	50,366	57,724
Corporate debentures	26,075	25,841	25,958	24,093	23,917	16,996	16,970
Common shareholders’ equity	890,258	537,971	552,457	490,514	452,477	273,379	273,531
Total shareholders’ equity	890,258	537,971	524,457	490,514	452,477	273,379	273,531
Tangible capital	605,347	414,688	430,135	400,774	360,337	222,339	221,300
Goodwill	257,683	105,492	106,028	76,739	76,739	44,924	44,924
Core deposit intangible (CDI)	26,217	17,023	15,510	12,164	14,417	4,958	5,944
Other intangible assets	1,011	768	784	837	984	1,158	1,363
Average total assets	$5,839,879	$4,669,057	$4,864,151	$3,928,523	$3,419,541	$2,381,620	$2,445,902
Average loans	3,952,701	2,979,737	3,140,343	2,518,572	2,160,155	1,439,069	1,451,492
Average interest earning assets	5,220,144	4,174,205	4,356,455	3,484,739	2,995,845	2,034,542	2,070,990
Average deposits	4,717,405	3,841,276	3,991,078	3,178,569	2,891,459	2,087,004	2,062,682
Average interest bearing deposits	3,016,332	2,446,684	2,568,605	2,038,955	1,942,299	1,425,858	1,555,755
Average interest bearing liabilities	3,344,746	2,696,914	2,834,392	2,278,427	2,046,061	1,502,481	1,652,460
Average total shareholders’ equity	728,779	513,258	531,734	471,130	391,574	273,852	269,282

SELECTED FINANCIAL RATIOS:
(ratios are annualized where applicable)
Return on average assets	1.10%	0.47%	0.87%	1.00%	0.38%	0.51%	0.40%
Return on average equity	8.81%	4.28%	7.96%	8.35%	3.31%	4.47%	3.68%
Dividend payout	21%	35%	18%	8%	13%	10%	12%
Efficiency ratio(2)	65%	69%	64%	65%	86%	85%	83%
Net interest margin, tax equivalent basis(3)	4.34%	4.24%	4.20%	4.51%	4.41%	4.71%	4.24%
Net interest spread, tax equivalent basis(4)	4.20%	4.13%	4.08%	4.40%	4.30%	4.61%	4.14%

CAPITAL RATIOS:
Tier 1 leverage ratio	10.00%	8.67%	9.11%	10.53%	10.11%	10.38%	9.91%
Risk-based capital
Common equity Tier 1	11.41%	11.06%	11.27%	14.39%	—	—	—
Tier 1	11.90%	11.62%	11.83%	14.99%	14.36%	16.64%	16.63%
Total	12.48%	12.29%	12.54%	15.79%	15.14%	17.89%	17.89%
Tangible common equity ratio	9.30%	8.50%	8.68%	10.19%	9.78%	9.40%	9.58%

ASSET QUALITY RATIOS:
(ratios are annualized where applicable)
Net charge-offs to average loans(5)	(0.01%)	(0.04%)	—	0.09%	0.07%	0.42%	0.93%
Allowance to period end loans(5)	0.67%	0.81%	0.82%	0.93%	0.90%	1.58%	2.11%
Allowance for loan losses to non-performing loans(5)	149%	96%	140%	106%	76%	73%	93%
Non-performing assets to total assets(5)	0.39%	0.75%	0.52%	0.56%	0.92%	1.39%	1.41%

OTHER DATA:
Banking locations	78	66	67	57	58	55	55
Full-time equivalent employees	1,180	897	952	784	785	693	689

(1)	Tangible common equity per common share outstanding is defined as tangible common equity divided by total common shares outstanding.
(2)

Efficiency ratio is non-interest expense (less non-recurring items) divided by the sum of the tax equivalent net interest income before the provision for loan losses plus non-interest income (less non-recurring items).

(3)	Net interest margin is net interest income divided by total average earning assets.
(4)	Net interest spread is the difference between the average yield on earning assets and the average yield on average interest bearing liabilities.
(5)	Excludes purchased credit impaired loans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SUNSHINE

The following tables set forth selected historical consolidated financial and other data of Sunshine (and prior to July 14, 2014, Sunshine Bank) at or for years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from the audited consolidated financial statements of Sunshine. The following selected historical consolidated financial data as of and for the six months ended June 30, 2017 and 2016 is derived from the unaudited consolidated financial statements of Sunshine and has been prepared on the same basis as the selected historical consolidated financial data derived from the audited consolidated financial statements and, in the opinion of Sunshine’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations as of and for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or any future period.

You should read the following selected historical consolidated financial data in conjunction with: (i) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Sunshine’s audited consolidated financial statements and accompanying notes included in Sunshine’s Annual Report on Form 10-K for the year ended December 31, 2016; and (ii) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Sunshine’s unaudited consolidated financial statements and accompanying notes included in Sunshine’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference.”

	(unaudited) At or for the six months ended June 30,		At or for the year ended December 31,
	2017	2016	2016	2015	2014*	2013	2012
	(Dollars in thousands, except per share data)
SELECT FINANCIAL CONDITION DATA:
Total assets	$955,885	$514,729	$931,435	$507,265	$229,820	$194,439	$194,047
Cash and cash equivalents	63,614	23,475	50,273	59,344	20,479	11,054	12,301
Securities held to maturity	—	—	—	—	75,473	48,436	44,701
Securities held to Available for Sale	106,456	66,285	109,668	65,944	—	—	—
Loans receivable, net	703,863	371,538	683,784	326,266	108,666	111,263	114,038
Federal Home Loan Bank stock, at cost	2,452	1,731	3,478	1,597	180	237	302
Cash surrender value of bank-owned life insurance	22,779	12,284	22,462	12,122	7,259	4,089	3,967
Other real estate owned	32	52	32	32	41	1,422	990
Deposits	776,053	395,315	729,949	399,111	163,924	164,919	164,222
FHLB Advances	38,000	30,000	65,000	27,500	—	—	—
Subordinated notes	11,000	11,000	11,000	—	—	—	—
Other Borrowings	7,887	1,583	6,867	1,427	—	—	—
Stockholders’ equity	116,508	72,242	112,101	71,394	61,626	26,552	26,411

SELECTED OPERATING DATA:
Interest income	$17,319	$8,679	$20,927	$11,846	$6,278	$6,095	$6,605
Interest expense	1,617	792	2,014	751	298	374	560
Net interest income	15,702	7,887	18,913	11,095	5,980	5,721	6,045
Provision for loan losses	—	350	350	—	2,500	—	—
Net interest income after provision for loan losses	15,702	7,537	18,563	11,095	3,480	5,721	6,045
Noninterest income	2,223	1,816	3,186	1,629	756	930	897
Noninterest expenses	12,551	9,041	21,615	17,276	8,287	6,405	7,001
Income (loss) before income taxes	5,374	312	134	(4,552)	(4,051)	246	(59)
Income tax expense (benefit)	1,943	85	177	(2,321)	(1,590)	105	(22)
Net income (loss)	3,431	227	(43)	(2,231)	(2,461)	141	(37)
Dividends on preferred shares	—	—	—	14	—	—	—
Net Income (loss) available for common stockholders	3,431	227	(43)	(2,245)	(2,461)	141	(37)
Income (loss) per share	0.44	0.05	(0.01)	(0.56)	N/A	N/A	N/A
Diluted income (loss) per share	$0.43	$0.05	$(0.01)	$(0.56)	N/A	N/A	N/A
Weighted Average shares outstanding	7,711,718	4,949,210	5,401,566	3,993,560	N/A	N/A	N/A
Weighted Average diluted shares outstanding	7,908,162	4,963,285	5,401,566	3,993,560	N/A	N/A	N/A

PERFORMANCE RATIOS:
Return (loss) on average assets	0.73%	0.09%	(0.01%)	(0.63%)	(1.11%)	0.07%	(0.02%)
Return (loss) on average equity	6.02%	0.63%	(0.06%)	(3.50%)	(5.88%)	0.53%	(0.14%)
Interest rate spread(1)	3.60%	3.45%	3.52%	3.44%	2.87%	3.08%	3.58%
Net interest margin(2)	3.76%	3.57%	3.66%	3.53%	2.94%	3.15%	3.63%

	(unaudited) At or for the six months ended June 30,		At or for the year ended December 31,
	2017	2016	2016	2015	2014*	2013	2012
	(Dollars in thousands, except per share data)
Noninterest expense to average assets	2.67%	3.61%	3.73%	4.87%	3.74%	3.25%	3.58%
Efficiency ratio(3)	70.02%	93.18%	97.81%	135.77%	123.03%	96.30%	100.85%
Average interest-earning assets to average interest-bearing liabilities	142.35%	133.29%	134.82%	137.43%	151.76%	129.71%	116.53%
Average equity to average assets	12.11%	14.33%	13.22%	17.96%	18.93%	13.42%	13.54%

CAPITAL RATIOS(4):
Total capital to risk-weighted assets	13.43%	15.44%	13.39%	13.13%	33.82%	25.26%	25.55%
Tier 1 capital to risk-weighted assets	12.94%	14.72%	12.93%	12.44%	32.57%	24.00%	24.28%
Common Equity Tier 1 capital to risk-weighted assets	12.94%	14.72%	12.93%	12.44%	N/A	N/A	N/A
Tier 1 capital to average assets	10.58%	12.11%	12.10%	9.76%	16.99%	13.14%	13.09%

	(unaudited) At or for the six months ended June 30,		At or for the year ended December 31,
	2017	2016	2016	2015	2014*	2013	2012
ASSET QUALITY RATIOS:
Allowance for loan losses as a percentage of total loans	0.52%	0.77%	0.48%	0.76%	1.56%	1.52%	1.96%
Allowance for loan losses as a percentage of nonperforming loans	519.09%	227.77%	1125.09%	334.34%	193.50%	44.95%	44.92%
Net (recoveries) charge-offs to average outstanding loans during the year	(0.12%)	(0.01%)	(0.10%)	(0.36%)	2.22%	0.50%	0.96%
Nonperforming loans as a percentage of total loans	0.10%	0.34%	0.04%	0.23%	0.81%	3.37%	4.34%
Total nonperforming assets as a percentage of total assets	0.08%	0.26%	0.03%	0.15%	1.20%	2.70%	3.12%

OTHER DATA:
Number of offices	18	12	18	12	5	5	5
Number of full-time equivalent employees	153	118	155	128	74	61	60

(*)	Represents the year Sunshine Bancorp, Inc. was incorporated.
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Represents Sunshine Bank capital ratios.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and accompanying notes show the impact on the historical financial conditions and results of operations of CenterState, Sunshine and HCBF and have been prepared to illustrate the effects of the mergers under the acquisition method of accounting. See “The Merger—Accounting Treatment.”

The unaudited pro forma combined consolidated balance sheet as of June 30, 2017 is presented as if the Sunshine and the HCBF mergers had occurred on June 30, 2017. The unaudited pro forma combined consolidated statements of income for the year ended December 31, 2016 and for the six month period ended June 30, 2017 are presented as if both mergers had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the mergers and, with respect to the income statement only, expected to have a continuing impact on consolidated results of operations, and, as such, CenterState’s one-time merger costs for both mergers are not included. The financial condition and results of HCBF also include the effect of the acquisition of Jefferson Bankshares, Inc. (“Jefferson”), which was completed on July 28, 2017. The historical results of operations for Platinum Bank Holding Company (“Platinum”) for the period of January 1, 2017 through March 31, 2017 (the Platinum merger transaction closed on April 1, 2017) are included in the unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2017. The historical results of operations for Gateway Financial Holdings of Florida, Inc. (“Gateway”) for the period of January 1, 2017 through April 30, 2017 (the Gateway merger transaction closed on May 1, 2017) are included in the unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2017. The historical results of operations for Platinum and Gateway for the period of January 1, 2016 through December 31, 2016 are included in the unaudited pro forma combined consolidated statement of income for the year ended December 31, 2016. The unaudited pro forma combined statements of income for the year ended December 31, 2016 and for the six months ended June 30, 2017 assume the Platinum and Gateway mergers were completed on January 1, 2016. No pro forma adjustments for Platinum and Gateway are presented for the unaudited pro forma combined consolidated balance sheet since both transactions are already reflected in CenterState’s historical financial condition at June 30, 2017.

The unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the mergers been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•

CenterState’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus;

•

CenterState’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in CenterState’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus;

•

Sunshine’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in Sunshine’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus;

•

Sunshine’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in Sunshine’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus;

•	HCBF’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016 included as Appendix C in this proxy statement/prospectus;

•	HCBF’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017 included as Appendix D in this proxy statement/prospectus;

•	Jefferson’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016 included as Appendix E in this proxy statement/prospectus; and

•	Jefferson’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017 included as Appendix F in this proxy statement/prospectus.

•	HCBF’s unaudited pro forma combined consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017 included as Appendix G in this proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of June 30, 2017

(in thousands)

	CenterState as reported	Sunshine as reported	Pro Forma adjustments		CenterState Sunshine Pro Forma	HCBF as reported	Jefferson as reported	Pro Forma adjustments		HCBF Jefferson Pro Forma	Pro Forma adjustments		CenterState Pro Forma Total Combined
Assets:
Cash and cash equivalents	$319,651	$63,614	($18,458)	c	$364,807	$62,986	18,056	($9,181)	a	$71,861	($51,231)	a,c	$385,437
Time deposits with banks	—	835			835		2,739			2,739			3,574
Investment securities	1,109,066	106,456			1,215,522	609,929	45,529			655,458	(1,365)	d	1,869,615
Loans held for sale	8,959	844	(19)	e	9,784	6,441				6,441	(218)	e	16,007

Loans held for investment	4,646,533	707,533	(12,579)	e,o	5,341,487	1,064,481	243,457	(2,745)	e	1,305,193	(27,790)	e,p	6,618,890
Allowance for loan losses	(30,132)	(3,670)	3,670	f	(30,132)	(7,120)	(2,265)	2,265	f	(7,120)	7,120	f	(30,132)

Net loans	4,616,401	703,863			5,311,355	1,057,361	241,192			1,298,073			6,588,758

Other Real Estate Owned (“OREO”)	6,422	32	(8)	g	6,446	8,665				8,665	(1,665)	g	13,446
Bank premises and equipment, net	140,820	25,153	(2,300)	h	163,673	50,187	4,422	(79)	h	54,530	(3,461)	h	214,742
Goodwill	257,683	20,278	83,567	l,p	361,528	12,286		11,935	l	24,221	200,492	l,p	586,241
Other intangibles	27,228	1,877	7,381	i,p	36,486	11,405	264	3,471	i	15,140	6,209	i,p	57,835
Bank owned life insurance	115,234	22,779			138,013	38,578				38,578			176,591
Deferred income tax asset, net	58,841	4,573	622	j,p	64,036	13,288	738	(1,081)	j	12,945	5,949	j,p	82,930
Prepaid and other assets	107,174	5,581	6,090	c	118,845	15,267	3,602	(57)	k	18,812	1,881	c	139,538

Total Assets	$6,767,479	$955,885			$7,791,330	$1,886,393	$316,542			$2,207,463			$10,134,714

Liabilities and Stockholders’ Equity:
Liabilities:
Deposits	$5,475,455	$776,053	360	m	$6,251,868	$1,561,098	$237,838	19	m	$1,798,955	968	m	$8,051,791
Other borrowings	303,625	56,887			360,512	76,446	51,045	(37)	n	127,454	27	n	487,993
Corporate debentures	26,075	—			26,075	5,992				5,992	(199)	o	31,868
Payables and other liabilities	72,066	6,437			78,503	19,567	1,479			21,046			99,549

Total liabilities	5,877,221	839,377			6,716,958	1,663,103	290,362			1,953,447			8,671,201
Stockholders’ Equity:
Common Stock	600	80	(9)	b,q	671	20	27	(25)	b,q	22	128	b,q	821
Additional paid in capital	734,059	94,902	89,141	b,q	918,102	202,611	27,277	3,447	b,q	233,335	155,656	b,q	1,307,093
Retained earnings (deficit)	155,257	25,234	(25,234)	c,q	155,257	23,204	(367)	367	q	23,204	(23,204)	c,q	155,257
Unearned employee stock ownership plan (“ESOP”) shares		(3,047)	3,047	q
Accumulated other comprehensive income (loss)	342	(661)	661	q	342	(2,545)	(757)	757	q	(2,545)	2,545	q	342

Total stockholders’ equity	890,258	116,508			1,074,372	223,290	26,180			254,016			1,463,513

Total Liabilities and Stockholders’ Equity	$6,767,479	$955,885			$7,791,330	$1,886,393	$316,542			$2,207,463			$10,134,714

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Consolidated Statement of Income

For the year ended December 31, 2016

(in thousands)

	CenterState as reported	Platinum as reported	Pro Forma adjustment		Gateway as reported	Pro Forma adjustment		CenterState Pro Forma	Sunshine as reported	Pro Forma adjustment		CenterState Sunshine Pro Forma	HCBF as reported	Jefferson as reported	Pro Forma adjustment		Pro Forma Combined
Interest income:
Loans	$163,625	$22,499	$1,378	r	$23,953	$846	r	$212,301	$19,644	$3,046	r	$234,991	$54,718	$9,051	$8,797	r	$307,557
Investment securities	22,829	652			4,746			28,227	1,023			29,250	9,542	808	455	s	40,055
Federal funds sold and other	2,211	598			765			3,574	260			3,834	436	78			4,348

	188,665	23,749			29,464			244,102	20,927			268,075	64,696	9,937			351,960

Interest expense:
Deposits	6,934	2,790	(980)	t	3,208	(322)	t	11,630	1,426	(360)	t	12,696	4,441	569	(826)	t	16,880
Other borrowings	2,406	746			422			3,574	588			4,162	1,159	182			5,503

	9,340	3,536			3,630			15,204	2,014			16,858	5,600	751			22,383

Net interest income	179,325	20,213			25,834			228,898	18,913			251,217	59,096	9,186			329,577
Provision (credit) for loan losses	4,962	362			(388)			4,936	350			5,286	4,801	163			10,250

Net interest income after loan loss provision	174,363	19,851			26,222			223,962	18,563			245,931	54,295	9,023			319,327

Non interest income:
Correspondent banking capital markets revenue	28,817							28,817				28,817					28,817
Other correspondent banking related revenue	4,868							4,868				4,868					4,868
Service charges on deposit accounts	13,564	410			743			14,717	1,368			16,085	2,602				18,687
Debit, prepaid, ATM and merchant card related fees	8,254							8,254				8,254	2,891				11,145
Wealth management related revenue	3,237							3,237				3,237					3,237
Bank owned life insurance income	2,534							2,534	402			2,936	981				3,917
Other non interest income	3,082	420			1,885			5,387	1,208			6,595	5,756	762			13,113
Net gain on sale of securities available for sale	13				800			813	208			1,021	287				1,308

Total other income	64,369	830			3,428			68,627	3,186			71,813	12,517	762			85,092

Unaudited Pro Forma Combined Consolidated Statement of Income (continued)

For the year ended December 31, 2016

(in thousands, except per share data)

	CenterState as reported	Platinum as reported	Pro Forma adjustment		Gateway as reported	Pro Forma adjustment		CenterState Pro Forma	Sunshine as reported	Pro Forma adjustment		CenterState Sunshine Pro Forma	HCBF as reported	Jefferson as reported	Pro Forma adjustment		Pro Forma Combined
Non interest expense:
Salaries, wages and employee benefits	$90,881	$9,306			$11,614			$111,801	$10,752			$122,553	$28,002	$3,833			$154,388
Occupancy expense	16,178	1,074			2,190			19,442	2,342			21,784	8,348	1,130			31,262
Data processing expense	6,867	964			1,672			9,503	1,581			11,084	5,696	799			17,579
Professional fees	3,657	521			703			4,881	808			5,689	1,473	139			7,301
Bank regulatory expenses	3,420	453			436			4,309	422			4,731	1,186	112			6,029
Amortization of intangibles	3,074		599	u		1,264	u	4,937	162	1,227	u	6,326	2,524		678	u	9,528
Credit related expenses	1,781	435			(98)			2,118				2,118	2,861				4,979
Marketing expenses	3,125	335			307			3,767	107			3,874	735	153			4,762
Merger related expenses	11,444		(186)	v		(11)	v	11,247	2,955			14,202	298				14,500
Loss from termination of FDIC loss share agreements	17,560							17,560				17,560					17,560
Other expenses	16,494	1,145			3,228			20,867	2,486			23,353	5,325	744			29,422

Total other expenses	174,481	14,233			20,052			210,432	21,615			233,274	56,448	6,910			297,310

Income before provision for income taxes	64,251	6,448			9,598			82,157	134			84,470	10,364	2,875			107,109
Provision for income taxes	21,910		2,949	w,x	2,804	(33)	w	27,630	177	841	w	28,648	4,109	1,067	3,626	w	37,450

Net income (loss)	$42,341	$6,448			$6,794			$54,527	($43)			$55,822	$6,255	$1,808			$69,659

Less: earnings allocated to participating securities	163							163				163					163
Less: preferred stock dividend					130	(130)	y	—				—					—

Net income (loss) available to common shareholders	$42,178	$6,448			$6,664			$54,364	($43)			$55,659	$6,255	$1,808			$69,496

Basic earnings (loss) per common share	$0.89	NA			$1.05			$0.97	($0.01)			$0.88	$0.31	$0.67			$0.89
Diluted earnings (loss) per common share	$0.88	NA			$0.99			$0.95	($0.01)			$0.86	$0.30	$0.65			$0.87
Weighted average common shares outstanding
Basic	47,409	NA			6,376			55,932	5,402			63,071	20,052	2,698			78,037
Diluted	48,192	NA			6,751			57,107	5,402			64,348	20,601	2,795			79,555

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Consolidated Statement of Income

For the six months ended June 30, 2017

(in thousands)

	CenterState as reported	Platinum Mar. 31	Pro Forma adjustment		Gateway Apr. 30	Pro Forma adjustment		CenterState Pro Forma	Sunshine as reported	Pro Forma adjustment		CenterState Sunshine Pro Forma	HCBF as reported	Jefferson as reported	Pro Forma adjustment		Pro Forma Combined
Interest income:
Loans	$100,868	$5,658	($430)	r	$8,243	($177)	r	$114,162	$16,215	$1,173	r	$131,550	$27,671	$5,166	$3,422	r	$167,809
Investment securities	13,492	150			1,782			15,424	874			16,298	5,875	403	228	s	22,804
Federal funds sold and other	1,487	65			201			1,753	230			1,983	258	52			2,293

	115,847	5,873			10,226			131,339	17,319			149,831	33,804	5,621			192,906

Interest expense:
Deposits	4,516	708	129	t	972	7	t	6,332	1,120			7,452	2,588	294	(10)	t	10,324
Other borrowings	1,993	180			193			2,366	497			2,863	544	150			3,557

	6,509	888			1,165			8,698	1,617			10,315	3,132	444			13,881

Net interest income	109,338	4,985			9,061			122,641	15,702			139,516	30,672	5,177			179,025
Provision for loan losses	2,894				78			2,972				2,972	1,563	143			4,678

Net interest income after loan loss provision	106,444	4,985			8,983			119,669	15,702			136,544	29,109	5,034			174,347

Non interest income:
Correspondent banking capital markets revenue	12,244							12,244				12,244	1,564				13,808
Other correspondent banking related revenue	2,268							2,268				2,268					2,268
Service charges on deposit accounts	7,397	101			338			7,836	1,008			8,844		211			9,055
Debit, prepaid, ATM and merchant card related fees	4,589							4,589				4,589	1,557				6,146
Wealth management related revenue	1,784							1,784				1,784					1,784
Bank owned life insurance income	1,335							1,335	370			1,705	524				2,229
Other non interest income	1,859	3						1,862	845			2,707	2,599				5,306
Net gain on sale of securities available for sale	—				568			568				568	14	237			819

Total other income	31,476	104			906			32,486	2,223			34,709	6,258	448			41,415

Unaudited Pro Forma Combined Consolidated Statement of Income (continued)

For the six months ended June 30, 2017

(in thousands, except per share data)

	CenterState as reported	Platinum Mar. 31	Pro Forma adjustment		Gateway Apr. 30	Pro Forma adjustment		CenterState Pro Forma	Sunshine as reported	Pro Forma adjustment		CenterState Sunshine Pro Forma	HCBF as reported	Jefferson as reported	Pro Forma adjustment		Pro Forma Combined
Non interest expense:
Salaries, wages and employee benefits	$51,199	$2,327			$4,354			$57,880	$7,325			$65,205	$14,567	$2,179			$81,951
Occupancy expense	5,818	224			895			6,937	1,429			8,366	3,887	563			12,816
Data processing expense	4,245	239			24			4,508	1,101			5,609	2,878	455			8,942
Professional fees	1,820	380			212			2,412	467			2,879	981	(73)			3,787
Bank regulatory expenses	1,618	215						1,833	177			2,010	430	82			2,522
Amortization of intangibles	1,804		105	u		327	u	2,236	205	385	u	2,826	1,143	26	218	u	4,213
Credit related expenses	1,531	40			71			1,642				1,642	804				2,446
Marketing expenses	1,930	72			1			2,003	14			2,017	335	49			2,401
Merger related expenses	10,328	5,456	(6,326)	v	4,674	(14,132)	v	—				—	380				380
Other expenses	12,559	900			3,185			16,644	1,833			18,477	2,989	$302			21,768

Total other expenses	92,852	9,853			13,416			96,095	12,551			109,031	28,394	3,583			141,226

Income before provision for income taxes	45,068	(4,764)			(3,527)			56,060	5,374			62,222	6,973	1,899			74,536
Provision for income taxes	13,235		785	w,x	(1,544)	5,254	w	17,730	1,943	304	w	19,977	2,541	729	1,240	w	24,487

Net income	$31,833	($4,764)			($1,983)			$38,330	$3,431			$42,245	$4,432	$1,170			$50,049

Less: earnings allocated to participating securities	74							74				74					74

Net income available to common shareholders	$31,759	($4,764)			($1,983)			$38,256	$3,431			$42,171	$4,432	$1,170			$49,975

Basic earnings per common share	$0.58	NA			NA			$0.64	$0.44			$0.63	$0.22	$0.43			$0.61
Diluted earnings per common share	$0.57	NA			NA			$0.64	$0.43			$0.62	$0.22	$0.42			$0.60
Weighted average common shares outstanding
Basic	54,490	NA			NA			59,451	7,712			66,590	20,053	2,698			81,556
Diluted	55,397	NA			NA			60,358	7,908			67,765	20,600	2,813			83,423

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined balance sheet as of June 30, 2017 and the unaudited pro forma combined statements of income for the year ended December 31, 2016 and for the six months ended June 30, 2017 are based on the historical financial statements of CenterState, Sunshine and HCBF after giving effect to the completion of the mergers and the assumptions and adjustments described in the accompanying notes. Such financial statements do not reflect cost savings or operating synergies expected to result from the mergers, or the costs to achieve these cost savings or operating synergies, or any anticipated disposition of assets that may result from the integration of the operations of the three companies. The financial condition and results of operations of HCBF also include the effect of the acquisition of Jefferson, which was completed on July 28, 2017. The historical results of operations for Platinum for the period of January 1, 2017 through March 31, 2017 (the Platinum merger transaction closed on April 1, 2017) are included in the unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2017. The historical results of operations for Gateway for the period of January 1, 2017 through April 30, 2017 (the Gateway merger transaction closed on May 1, 2017) are included in the unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2017. The historical results of operations for Platinum and Gateway for the period of January 1, 2016 through December 31, 2016 are included in the unaudited pro forma combined consolidated statement of income for the year ended December 31, 2016. The unaudited pro forma combined statements of income for the year ended December 31, 2016 and for the six months ended June 30, 2017 assume the Platinum and Gateway mergers were completed on January 1, 2016. No pro forma adjustments for Platinum and Gateway are presented for the unaudited pro forma combined consolidated balance sheet since both transactions are already reflected in CenterState’s historical financial condition at June 30, 2017. Certain historical financial information has been reclassified to conform to the current presentation.

The transactions will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. Subsequent to the completion of the mergers, CenterState, Sunshine and HCBF will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company. For those assets in the combined company that will be phased out or will no longer be used, additional amortization, depreciation and possibly impairment charges will be recorded after management completes the integration plan.

The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.

Note 2—Preliminary Estimated Acquisition Consideration

Under the terms of the Sunshine merger agreement, Sunshine stockholders are entitled to receive 0.89 shares of CenterState common stock for each share of Sunshine common stock.

Based on the number of shares of Sunshine common stock outstanding as of June 30, 2017, the preliminary estimated acquisition consideration is as follows.

(dollars in thousands, except per share data)
Number of shares of Sunshine common stock outstanding at June 30, 2017	8,021,650
Per share exchange ratio	0.89

Number of shares of CenterState common stock—as exchanged	7,139,269
Multiplied by CenterState common stock price per share on June 30, 2017	$24.86

Estimated fair value of CenterState common stock issued	$177,482

Preliminary estimated total consideration to be paid to Sunshine common shareholders	$177,482
Estimated fair value of Sunshine stock options converted to CenterState stock options	6,632

Total Preliminary Estimated Acquisition Consideration for Sunshine	$184,114

Under the terms of the HCBF merger agreement, HCBF shareholders will be entitled to receive 0.675 shares of CenterState common stock and $1.925 in cash for each share of HCBF common stock.

Based on the number of shares of HCBF common stock outstanding as of June 30, 2017, the preliminary estimated acquisition consideration is as follows.

(dollars in thousands, except per share data)
Number of shares of HCBF common stock outstanding at June 30, 2017	20,052,830
Number of HCBF common shares assumed issued pursuant to acquisition of Jefferson	2,119,020

Total HCBF common shares including shares issued pursuant to acquisition of Jefferson	22,171,850
Per share exchange ratio	0.675

Number of shares of CenterState common stock—as exchanged	14,965,999
Multiplied by CenterState common stock price per share on June 30, 2017	$24.86

Estimated fair value of CenterState common stock issued	$372,055

Total HCBF common shares including shares issued pursuant to acquisition of Jefferson	22,171,850
Multiplied by the cash consideration each HCBF share is entitled to receive	$1.925

Total Cash Consideration	$42,681

Total Stock Consideration	$372,055
Total Cash Consideration	42,681

Preliminary estimated total consideration to be paid to HCBF common shareholders	$414,736
Estimated fair value of HCBF stock options converted to CenterState stock options	17,086

Total Preliminary Estimated Acquisition Consideration for HCBF	$431,822

Note 3—Preliminary Estimated Acquisition Consideration Allocation

Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Sunshine and HCBF based on their estimated fair values as of the closing of the mergers. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed for each acquisition, if any, is allocated to goodwill.

The allocation of the estimated acquisition consideration with regard to Sunshine and HCBF is preliminary because the proposed mergers have not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation adjustments will remain preliminary until CenterState management determines the final acquisition consideration and the fair values of the assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the mergers and will be based on the value of the CenterState common stock at the closing of the mergers. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma combined consolidated financial statements.

The total preliminary estimated acquisition consideration as shown in the tables above is allocated to Sunshine’s and HCBF’s tangible and intangible assets and liabilities as of June 30, 2017 based on their preliminary estimated fair values as follows (in thousands).

	Sunshine	HCBF
Cash and cash equivalents	$45,156	$63,311
Interest-earning time deposits	835	2,739
Investment securities	106,456	654,093
Loans held for sale	825	6,223
Loans held for investment	694,954	1,277,403
OREO (foreclosed assets)	24	7,000
Bank premises and equipment	22,853	51,069
Bank owned life insurance	22,779	38,578
Deferred income tax asset, net	5,195	18,894
Other assets	11,671	20,693
Intangible assets	9,258	21,349
Goodwill	103,845	224,713
Deposits	(776,413)	(1,799,923)
Other borrowings	(56,887)	(127,481)
Corporate debentures	—	(5,793)
Other liabilities	(6,437)	(21,046)

Total Preliminary Estimated Acquisition Consideration	$184,114	$431,822

Approximately $9,258 and $21,349 for Sunshine and HCBF, respectively, have been preliminarily allocated to amortizable intangible assets acquired. The amortization related to the preliminary fair value of net amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined financial statements.

Identifiable intangible assets. The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is allocated to core deposit intangibles.

Goodwill. Goodwill represents the excess of the preliminary estimated acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets are the experience and expertise of personnel, operations, customer base and organizational cultures that can be leveraged to enable the combined company to build an enterprise greater than the sum of its parts. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of the impairment during the period in which the determination is made.

Note 4—Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The unaudited pro forma financial information is not necessarily indicative of what the financial position actually would have been had the mergers been completed at the date indicated. Such information includes adjustments that are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-merger periods. The unaudited pro forma financial information does not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the mergers.

The following unaudited pro forma adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities, and commitments that CenterState, as the acquirer, will acquire from Sunshine and HCBF. The Jefferson pro forma adjustments presented below are preliminary fair value estimates prepared by HCBF for the acquisition of Jefferson. The descriptions related to these preliminary adjustments are as follows (in thousands):

Balance Sheet—the explanations and descriptions below are referenced to the June 30, 2017 Unaudited Pro Forma Combined Consolidated Balance Sheet on page 22.

		Sunshine		Jefferson		HCBF
Pro Forma Adjusting entries (Balance Sheet):		Debit	Credit	Debit	Credit	Debit	Credit
a	Cash				$9,181		$42,681
b	Common stock		$71		2		150
b	Additional paid in capital		184,043		30,724		388,991
c	Cash		18,458				8,550
c	Income tax benefit (included in other assets)	$6,090				$1,881
c	Retained earnings	12,368				6,669
d	Investment securities						1,365
e	Loans held for sale		19				218
e	Loans held for investment		15,981		2,745		44,192
f	Allowance for loan losses	3,670		2,265		7,120
g	Other real estate owned (“OREO”)		8				1,665
h	Property and equipment, net		2,300		79		3,461
i	Core deposit intangible (“CDI”)	9,258		3,471		21,349
j	Deferred tax asset	902			1,081	8,960
k	Other assets				57
l	Preliminary goodwill estimate	103,845		11,935		224,713
m	Deposits		360		19		968
n	Federal Home Loan Bank advances			37			27
o	Corporate debentures					199
p	Loans	3,402				16,402
p	Goodwill		20,278				24,221
p	CDI		1,877				15,140
p	Deferred tax asset		280				3,011
q	Common Stock	80		27		22
q	Additional paid in capital	94,902		27,277		233,335
q	Retained earnings	12,866			367	16,535
q	Unearned employee stock ownership plan shares		3,047
q	Accumulated other comprehensive loss		661		757		2,545

a.	Payment of the cash consideration component of total merger consideration to shareholders.

b.

CenterState common shares issued to Sunshine and HCBF’s shareholders representing the stock consideration component of the total respective merger consideration. The pro forma adjustments to additional paid in capital for Sunshine and HCBF also include the estimated fair value of Sunshine and HCBF’s stock options, which convert to CenterState stock options. For the purpose of this pro-forma presentation, the value of a share of CenterState common stock was assumed to equal its closing price on June 30, 2017, the pro forma date, as reported by NASDAQ ($24.86 per share). The amount presented above for Jefferson represents the value of HCBF common shares issued to Jefferson shareholders for the stock consideration component of the total merger consideration.

c.

Represents Sunshine’s and HCBF’s estimated merger expenses, which are expected to be paid immediately prior to each merger’s closing date, the related tax benefit and the net effect on Sunshine’s and HCBF’s retained earnings. The estimated merger expenses for HCBF also include estimated buyer merger expenses of approximately $3,958 pursuant to HCBF’s acquisition of Jefferson.

d.	Adjust investment securities to estimated fair value.
e.	Adjustment to loans held for sale and loans held for investment to reflect the preliminary estimated fair value.
f.	Adjustment to allowance for loan losses to reflect the reversal of Sunshine’s, Jefferson’s and HCBF’s allowance for loan and lease losses.
g.	Adjustment to OREO to reflect the preliminary estimated fair value associated with CenterState’s estimated marketability discounts and liquidation strategy.
h.	Adjustment to branch real estate to reflect the preliminary estimated fair value.
i.	Adjustment to reflect the preliminary estimate of the core deposit intangible.
j.

Adjustment to reflect the net deferred tax asset generated by the net fair value adjustments and existing pre-merger timing differences using an assumed effective tax rate equal to 38.575% for Sunshine and HCBF and 37.63% for Jefferson.

k.	Represents the write-off of certain prepaid expenses included in other assets by HCBF pursuant to the Jefferson acquisition.
l.	Adjustment to reflect the preliminary estimated goodwill generated as a result of consideration paid in excess of the fair value of the net assets acquired.
m.	Adjustment to time deposits to reflect preliminary estimated fair value.
n.	Adjust Federal Home Loan Bank advances to estimated fair value.
o.	Adjustment to corporate debentures to reflect preliminary estimated fair value.
p.	Adjustments to reflect the reversal of existing fair value adjustments to loans and CDI and the related deferred tax asset and goodwill at Sunshine and HCBF from previous acquisitions.
q.	Reflects the reversal of stockholders’ equity after adjustments in c above.

Income Statements—the explanations and descriptions below are referenced to the Unaudited Pro Forma Combined Consolidated Statements of Income for the year ended December 31, 2016 and for the six months ended June 30, 2017 starting on page 23.

Income Statements—Pro Forma Adjustments

		Year ended Dec. 31, 2016
Pro Forma Adjusting entries (Income Statements) (in thousands):		Platinum	Gateway	Sunshine	HCBF
r	Preliminary estimate of loan interest accretion	$1,378	$846	$3,046	$8,797
s	Investment securities amortization of fair value adjustment at acquisition date				$455
t	Time Deposits amortization of fair value adjustment at acquisition date	($980)	($322)	($360)	($826)
u	Remove amortization of existing CDI			($162)	($2,524)
u	Amortization of new CDI	$599	$1,264	$1,389	$3,202
v	Remove merger related fees	($186)	($11)
w	Income tax expense of pro-forma adjustments	$750	($33)	$841	$3,626
x	Income tax expense for Platinum pretax income using CenterState effective tax rate	$2,199
y	Effect of redeeming preferred stock		($130)

		Six months ended June 30, 2017
Pro Forma Adjusting entries (Income Statements) (in thousands):		Platinum	Gateway	Sunshine	HCBF
r	Remove existing interest accretion	($847)	($486)
r	Preliminary estimate of loan interest accretion	$417	$309	$1,173	$3,422
s	Investment securities amortization of fair value adjustment at acquisition date				$228
t	Remove existing time deposit amortization of fair value adjustment	$345	$74
t	Time Deposits amortization of fair value adjustment at acquisition date	($216)	($67)		($10)
u	Remove amortization of existing CDI	($150)	($211)	($205)	($1,143)
u	Amortization of new CDI	$255	$538	$590	$1,361
v	Remove merger related fees	($6,326)	($14,132)
w	Income tax expense of pro-forma adjustments	$2,184	$5,254	$304	$1,240
x	Income tax expense for Platinum pretax income using CenterState effective tax rate	($1,399)

r.

Represents the reversal of existing interest accretion recorded by CenterState for loans acquired from the Platinum and Gateway mergers and the estimate of interest income accretion related to the preliminary estimate of the fair value adjustment of the loans acquired pursuant to the Platinum, Gateway, Sunshine and HCBF mergers.

s.	Represents the estimate of investment securities amortization related to preliminary estimates of the fair value adjustments on investment securities pursuant to the HBCF Merger.
t.

Represents the reversal of existing time deposits amortization recorded by CenterState for time deposits assumed from the Platinum and Gateway mergers and estimates of time deposit amortization related to preliminary estimates of the fair value adjustments on the time deposits acquired pursuant to the Platinum, Gateway, Sunshine and HCBF mergers. The time deposits assumed from Sunshine and HCBF will be adjusted to fair value at the acquisition date. The preliminary estimates of the fair value adjustment at acquisition date from the Sunshine and HCBF mergers are expected to approximate $360 and $968, respectively. This amount will be amortized as a decrease to interest expense on a pro rata basis based on the maturities of the underlying time deposits. The amortization for Sunshine is preliminarily estimated to approximate $360 during the first year of combined operations. The amortization for HCBF is preliminarily estimated to approximate $826 and $10 during the first and second year of combined operations, respectively.

u.

Represents the reversal of existing CDI amortization recorded by CenterState for deposits assumed from the Platinum and Gateway mergers, existing CDI amortization recorded by Sunshine and HCBF for their prior acquisitions, and estimates of CDI amortization related to preliminary estimates of the fair value adjustments on the time deposits acquired pursuant to the Platinum, Gateway, Sunshine and HCBF mergers. The preliminary estimates of CDI related to CenterState’s acquisition of Sunshine and HCBF are expected to approximate $9,258 and $21,349, respectively, and will be amortized over a ten-year period on an accelerated basis. The CDI amortization expense for Sunshine and HCBF is expected to be approximately $1,389 and $3,202, respectively, during the first year of combined operations. The CDI amortization expense for Sunshine and HCBF is expected to be approximately $1,180 and $2,722, respectively, during the second year of combined operations. Below is the preliminary estimated amortization schedule.

Year	Sunshine	HCBF	Year	Sunshine	HCBF
1	$1,389	$3,202	6	$805	$1,857
2	1,180	2,722	7	806	1,858
3	1,003	2,314	8	806	1,858
4	853	1,967	9	806	1,857
5	805	1,857	10	805	1,857

v.	Adjustment to reflect the reversal of merger related expenses incurred by CenterState for the Platinum and Gateway mergers.
w.	Adjustment to reflect the income tax provision of the pro forma adjustments using 38.575% as the incremental effective tax rate.
x.	Adjustment to reflect the income tax provision on Platinum’s pre-merger pre-tax income assuming CenterState’s effective tax rate for the periods presented.
y.	Adjustment to reflect Gateway’s redemption of the non-cumulative perpetual preferred stock, series B prior to the closing date of the merger. This was a condition of closing the transaction.

Note 5—Earnings per Common Share

Unaudited pro forma earnings per common share for the year ended December 31, 2016 and for the six months ended June 30, 2017 have been calculated using CenterState’s historic weighted average common shares outstanding plus the common shares issued to Platinum and Gateway’s shareholders in each merger and the common shares estimated to be issued to Sunshine’s and HCBF’s shareholders in each merger.

The following table sets forth the calculation of basic and diluted unaudited pro forma earnings per common share for the year ended December 31, 2016 and for the six months ended June 30, 2017 (dollars in thousands, except for per share data).

	Six months ended		Year ended
	June 30, 2017		December 31, 2016
	Basic	Diluted	Basic	Diluted
Pro forma net income available to common shareholders	$49,975	$49,975	$69,496	$69,496
Weighted average common shares outstanding:
CenterState	54,490	55,397	47,409	48,192
Incremental effect of common shares issued to Platinum shareholders	2,139	2,139	4,279	4,279
Incremental effect of common shares issued to Gateway shareholders	2,822	2,822	4,244	4,636
Common shares issued to Sunshine shareholders	7,139	7,407	7,139	7,241
Common shares issued to HCBF shareholders	14,966	15,658	14,966	15,207

Pro forma weighted average common shares outstanding	81,556	83,423	78,037	79,555

Pro forma net income per common share	$0.61	$0.60	$0.89	$0.87

Note 6—Merger Related Charges

CenterState’s preliminary estimated transaction expenses, net of tax, related to the Sunshine and HCBF mergers are approximately $7,745 and $10,337, respectively. These one-time merger related expenses have not been included in the Unaudited Pro Forma Combined Consolidated Statement of Income, as the pro forma adjustments do not give consideration to non-recurring items, the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the mergers. Sunshine’s and HCBF’s preliminary estimated transaction expenses, net of tax, related to the mergers are approximately $12,368 and $4,215, respectively. These preliminary estimated merger transaction expenses (CenterState, Sunshine and HCBF) are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies. The preliminary estimated pro forma presentation of merger transaction costs is in the following table (in thousands).

	(Seller)	(Buyer)
	Sunshine	CenterState
Change in control and severance expenses	$16,102	$1,203
System termination fees and system conversion expenses	—	7,162
Investment bankers, accounting, auditing and legal	2,356	1,660
Other related expenses	—	1,546

Total non-interest expense	$18,458	$11,571
Tax benefit	6,090	3,826

Net expense after tax benefit	$12,368	$7,745

	(Seller)	(Buyer)
	HCBF	CenterState
Change in control and severance expenses	$—	$4,541
System termination fees and system conversion expenses	—	4,765
Investment bankers, accounting, auditing and legal	5,000	3,260
Other related expenses	300	2,709

Total non-interest expense	$5,300	$15,275
Tax benefit	1,085	4,938

Net expense after tax benefit	$4,215	$10,337

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its appendices and all of the information incorporated by reference and the risk factors identified by CenterState and Sunshine with respect to their operations included in their filings with the SEC, including in each case the Annual Reports on Form 10-K for the year ended December 31, 2016. See “Where You Can Find More Information” and “Documents Incorporated by Reference.” In addition, you should consider the following risk factors.

Because the market price of the CenterState common stock may fluctuate, Sunshine stockholders cannot be sure of the market value of the merger consideration that they will receive in the merger until the closing.

Upon completion of the merger, each share of Sunshine common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.89 shares of CenterState common stock. The value of the shares of CenterState common stock to be issued to Sunshine stockholders in the merger will fluctuate between now and the closing date of the merger due to a variety of factors, including general market and economic conditions, changes in the parties’ respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of CenterState and Sunshine. Therefore, at the time of the special meeting, Sunshine stockholders will not know or be able to calculate the market value of the CenterState common stock they will receive upon completion of the merger. We make no assurances as to whether or when the merger will be completed. Sunshine stockholders should obtain current sale prices for shares of CenterState common stock before voting their shares of Sunshine common stock at the special meeting.

Combining the two companies may be more difficult, costly or time consuming than expected, and CenterState may fail to realize all of the anticipated benefits of the merger.

CenterState and Sunshine have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend on, among other things, CenterState’s ability to combine the businesses of CenterState and Sunshine in a manner that does not materially disrupt the existing customer relationships of either CenterState or Sunshine or result in decreased revenues from customers of either of them. Additionally, CenterState may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects. If CenterState is not able to successfully achieve these objectives, then the anticipated benefits of the merger may not be realized fully, if at all, or may take longer to realize than expected. This could have an adverse effect on CenterState’s business, results of operations and stock price.

It is possible that the integration process could take longer than anticipated, result in the loss of key employees, disrupt either CenterState’s or Sunshine’s ongoing businesses or result in inconsistencies in standards, controls, procedures and policies that adversely affect the ability of CenterState or Sunshine to maintain relationships with their respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts by CenterState and Sunshine will also divert management attention and resources. These integration matters could have an adverse effect on each of CenterState and Sunshine during the transition period and on the combined company following completion of the merger.

CenterState is also acquiring HCBF in the HCBF Merger and the conditions to completing that merger may result in delays in completing the Sunshine merger, or make it more difficult or time consuming than expected.

CenterState announced the proposed acquisition of HCBF in the HCBF Merger on the same date as the Sunshine merger. The HCBF Merger is subject to customary closing conditions, including receipt of regulatory approvals for the HCBF Merger, as well as approvals of the shareholders of HCBF and of CenterState. The preparation and filing of regulatory applications, and a separate joint prospectus/proxy statement, as well as planning the integration of HCBF at the same time as obtaining the regulatory approvals and planning the integration of Sunshine is time consuming and could divert management attention and resources away from the Sunshine merger. It is possible that because of the complexities involved in acquiring two financial institutions simultaneously, CenterState could experience delays in regulatory approval. This could result in the merger process taking longer than anticipated, which could be costly to both CenterState and Sunshine, disrupt either CenterState’s or Sunshine’s ongoing businesses relationships with their respective clients, customers, depositors and employees or result in a failure to achieve the anticipated benefits of the Sunshine merger.

The termination fee and the restrictions on third party proposals set forth in the merger agreement may discourage others from trying to acquire Sunshine.

Until the completion of the merger, with some exceptions, Sunshine is prohibited from soliciting, initiating, encouraging or participating in any discussion of any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than CenterState. In addition, Sunshine has agreed to pay to CenterState in certain circumstances a termination fee equal to $7.068 million. These provisions could discourage other companies from trying to acquire Sunshine even though those other companies might be willing to offer greater value to Sunshine stockholders than CenterState has offered in the merger. Similarly, such a competing company might propose a price lower than it might otherwise have been willing to offer because of the potential added expense of the termination fee that may become payable to CenterState in certain circumstances under the merger agreement. See “The Merger Agreement—Third Party Proposal,” “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fee.”

If CenterState’s stock price decreases below specified thresholds, then Sunshine has the right to terminate the merger agreement and the merger would not occur unless CenterState increases the merger consideration.

If for a specified period prior to completion of the merger CenterState’s average stock price decreases below certain specified thresholds, then Sunshine may terminate the merger agreement subject to CenterState’s right (but not obligation) to increase the merger consideration by increasing the exchange ratio and/or by providing a cash payment. If CenterState elects not to increase the merger consideration, Sunshine may then terminate the merger agreement.

As a result, even if Sunshine stockholders approve the merger agreement, the merger may ultimately not be completed. Although the CenterState board of directors has the ability to increase the merger consideration and Sunshine’s board of directors has the power to choose not to terminate the merger agreement and proceed with the merger if CenterState does not increase the merger consideration, there is no obligation of either board to exercise such power.

The merger is expected to, but may not, qualify as a tax-free “reorganization” within the meaning of the Code.

The parties expect the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and CenterState and Sunshine will receive U.S. federal income tax opinions to that effect from their respective tax counsel and accountants. These tax opinions represent the legal judgement of counsel and the accountants rendering the opinion and are not binding on the IRS or the courts. If the merger does not qualify as a “reorganization,” then the Sunshine stockholders may be required to recognize any gain with respect to the consideration received in the merger. Tax matters are very complicated and the consequences of the merger to any particular Sunshine stockholder will depend on that stockholder’s particular facts and circumstances. You should consult your own tax advisor to determine the particular tax consequences of the merger to you.

Certain of Sunshine’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Sunshine stockholders.

Certain Sunshine officers and directors have interests in the merger that are different from, or in addition to, the interests of Sunshine stockholders generally. These interests include: certain payments under the existing employment and change in control agreements for certain executive officers of Sunshine; the acceleration of stock options and shares of restricted stock; certain rights to reimbursements with respect to excise taxes under Sections 280G and 4999 of the Internal Revenue Code for an executive officer; and the continuation of director and officer indemnification and liability protections. For a more detailed discussion of these interests, see “The Merger Agreement—Interests of Sunshine Executive Officers and Directors in the Merger.”

CenterState may incur substantial costs relating to “excess parachute payments” under Sections 280G and 4999 of the Internal Revenue Code.

Sunshine Bank and Sunshine entered into an employment agreement with Andrew S. Samuel, President and Chief Executive Officer, pursuant to which he is entitled to receive an additional tax indemnification payment (a “gross-up” payment) if the payments and benefits under his employment agreement or any other benefits plans and programs trigger excise tax liability under Sections 280G and 4999 of the Internal Revenue Code for “excess parachute payments.” Under Sections 280G and 4999 of the Internal Revenue Code, the excise tax is triggered by change in control-related payments that equal or exceed three times Mr. Samuel’s average annual taxable compensation over the five calendar years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times Mr. Samuel’s average taxable compensation over the preceding five calendar year period (i.e., the excess parachute payments). Sunshine (or CenterState as successor) may not take a federal tax deduction for Mr. Samuel’s excess parachute payments.

If the merger closes on or prior to January 30, 2018, Sunshine currently estimates that there will be no excess parachute payments made to Mr. Samuel that would trigger any “gross-up” payment to him, so long as Mr. Samuel’s change in control-related payments under his employment agreement and supplemental executive retirement agreement with Sunshine Bank are accelerated and paid in 2017. If the effective time of the merger is delayed and Mr. Samuel’s change in control-related payments cannot be accelerated and paid in 2017 and the excise tax becomes due, CenterState has agreed to honor Mr. Samuel’s employment agreement and pay him the gross-up payment so that he would be in the same after-tax position he would have been in if the excise tax under Sections 280G and 4999 of the Internal Revenue Code had not been imposed.

If an “excess parachute payment” is made to Mr. Samuel, CenterState would incur substantial costs related to the merger due to Mr. Samuel’s gross-up payment and the lost federal tax deduction for Mr. Samuel’s excess parachute payments. See “The Merger—Interests of Sunshine Directors and Executive Officers in the Merger-Related Executive Compensation for Sunshine’s Named Executive Officers” for further details.

The actual financial positions and results of operations of CenterState, Sunshine and HCBF may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.
The pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company’s financial position or results of operations would have been had the Sunshine merger and the HCBF Merger been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of CenterState, Sunshine and HCBF, and includes CenterState’s 2017 acquisitions of Platinum and Gateway, and HCBF’s July 2017 acquisition of Jefferson, and certain adjustments and assumptions have been made regarding the combined businesses after giving effect to the transactions. The assets and liabilities of each of Sunshine and HCBF have been measured at fair value based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for calculating the fair value of acquired assets and assumed liabilities requires the use of estimates in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial data and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing.

The opinion that Sunshine has obtained from Hovde has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the merger agreement.

The opinion issued to the Sunshine board of directors by Hovde, financial advisor to Sunshine, with respect to the fairness of the merger consideration to be received by Sunshine stockholders, from a financial point of view, speaks only as of August 11, 2017. Changes in the operations and prospects of CenterState or Sunshine, general market and economic conditions and other factors that may be beyond the control of CenterState and Sunshine, and on which the opinion was based, may have altered the value of CenterState or Sunshine or the price of CenterState common stock as of the date of this proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. Hovde has no obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. Because Sunshine does not currently anticipate asking Hovde to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view as of the date of this proxy statement/prospectus and at the time the merger is completed. The Sunshine board of directors’ recommendation that Sunshine stockholders vote for approval of the merger agreement, however, is made as of the date of this proxy statement/prospectus. See “The Merger—Opinion of Financial Advisor of Sunshine” and Appendix B to this proxy statement/prospectus.

The merger and the bank merger are subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on CenterState.

Before the merger and the bank merger can be completed, various approvals or consents or waivers must be obtained from bank regulatory authorities. These authorities may impose conditions on the completion of the merger or the bank merger or require changes to their terms. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or the bank merger, or imposing additional costs on or limiting the revenues of CenterState following the merger, any of which might have a material adverse effect on CenterState following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the merger and the bank merger that are burdensome, not anticipated or cannot be met. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98.

If the Sunshine merger and HBCF Merger were to occur, the pro forma combined company would exceed $10 billion in assets, which would result in increased costs and/or reduced revenues to the resulting entity and subject the company to increased regulatory scrutiny by its primary federal regulators with respect to its risk management and other activities.

It is currently expected that, if the Sunshine merger and the HCBF Merger were to both completed, the pro forma combined company would exceed $10 billion in assets, resulting in the company being subject to additional regulation and oversight that could impact its revenues and/or expenses. Such regulation and oversight includes becoming subject to (i) the annual Dodd Frank Act stress testing or DFAST, designed to assess the company’s capital adequacy and risk management practices in the event of certain economic downturn scenarios, (ii) the examination and enforcement authority of the Consumer Financial Protection Bureau with respect to consumer and small business products and services, (iii) deposit insurance premium assessments based on an FDIC scorecard based on, among other things, the bank’s CAMELS rating and results of asset-related stress testing and funding-related stress, and (iv) the cap on interchange transaction fees for debit cards, as required by Federal Reserve regulations, which will significantly reduce CenterState’s interchange revenue after the mergers. It is possible that the primary federal bank regulators will assess the combined company’s readiness to become subject to these and other requirements, with the concurrent increase in expectations by the federal regulators, prior to acting on the regulatory applications required in connection with the merger, thus delaying their approvals which in turn will delay completion of the merger.

It is difficult to predict the overall compliance cost of these provisions, which will become effective (with a phase-in period) when the combined company surpasses $10 billion in consolidated assets as a result of the merger and the HCBF Merger. However, compliance with these provisions will likely require additional staffing, engagement of external consultants and other operating costs that could have a material adverse effect on the future financial condition and results of operations of the combined company.

CenterState and Sunshine may waive one or more of the conditions to the merger without re-soliciting Sunshine stockholder approval for the merger.

The conditions to the obligations of CenterState and Sunshine to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law or by agreement of CenterState and Sunshine. The boards of directors of CenterState and Sunshine may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. CenterState and Sunshine, however, generally do not expect that any such waiver would be material enough to require re-solicitation of Sunshine stockholders. In the event that any such waiver is not determined to be material enough to require re- solicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

If the merger is not completed, the parties will have incurred significant expenses without realizing the expected benefits of the merger and could be subject to additional risks.

Prior to completion of the merger, each of Sunshine and CenterState will incur or have incurred substantial expenses in connection with the completion of the transactions contemplated by the merger agreement. If the merger is not completed, CenterState and Sunshine would have to recognize these expenses without realizing the anticipated benefits of the merger. In addition, if the merger is not completed, CenterState and Sunshine may experience negative reactions from the financial markets and from their respective customers and employees. CenterState and/or Sunshine also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by CenterState or Sunshine against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operations, business and stock prices of CenterState and Sunshine.

CenterState shareholders and Sunshine stockholders will have a reduced ownership and voting interest after the merger and the HCBF Merger and will exercise less influence over management.

CenterState shareholders currently have the right to vote on the election of the board of directors of CenterState and on other matters affecting CenterState. Sunshine stockholders currently have the right to vote on the election of the board of directors of Sunshine and on other matters affecting Sunshine. Upon the completion of the merger, CenterState’s shareholders and Sunshine’s stockholders will be shareholders of CenterState with a percentage ownership of CenterState that is smaller than such shareholders’ current percentage ownership of CenterState or Sunshine. It is currently expected that the stockholders of Sunshine as a group will receive shares in the merger constituting approximately 11.5% of the outstanding shares of the combined company’s common stock immediately after the merger, and approximately 9.2% of the outstanding shares of the combined company’s common stock immediately after the merger and taking into account the closing of the HCBF merger transaction. Because of this, CenterState shareholders and Sunshine stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of CenterState or Sunshine.

Shares of CenterState common stock to be received by Sunshine stockholders as a result of the merger will have rights different from the shares of Sunshine common stock.

Upon completion of the merger, the rights of former Sunshine stockholders will be governed by Florida corporate law and the articles of incorporation and bylaws of CenterState. The rights associated with Sunshine common stock, which are governed by Maryland corporate law and the articles of incorporation and bylaws of Sunshine, are different from the rights associated with CenterState common stock. Please see the section entitled “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with CenterState common stock.

CenterState and Sunshine will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Sunshine and CenterState, which could negatively affect CenterState’s combined business operations. These uncertainties may impair CenterState’s or Sunshine’s ability to attract, retain and motivate key personnel pending the consummation of the merger, as such personnel may experience uncertainty about their future roles following the consummation of the merger. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CenterState or Sunshine, CenterState’s business or Sunshine’s business could be harmed. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with us to seek to change existing business relationships with us or fail to extend an existing relationship with us. In addition, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.

In addition, in the merger agreement Sunshine has agreed to operate its business in the ordinary course prior to closing, and is restricted from taking certain actions without CenterState’s consent while the merger is pending. These restrictions may, among other matters, prevent Sunshine from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to its business prior to consummation of the merger or termination of the merger agreement. These restrictions could have a material adverse effect on Sunshine’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to Sunshine and CenterState.

Failure of the merger to be consummated, the termination of the merger agreement or a significant delay in the consummation of the merger could negatively impact CenterState and Sunshine.

If the merger is not consummated, the ongoing business, financial condition and results of operations of each company may be materially adversely affected and the market price of the each party’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the consummation of the merger is delayed, the business, financial condition and results of operations of each company may be materially adversely affected.

There is no assurance that CenterState will complete the HCBF Merger transaction.

Like the Sunshine merger, the HCBF Merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and the approval of HCBF and CenterState shareholders. If any conditions to the HCBF Merger are not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, CenterState and HCBF may terminate the HCBF Merger agreement under certain circumstances even if the merger agreement is approved by HCBF shareholders and CenterState’s shareholders. If CenterState and HCBF do not complete the merger, CenterState would not realize any of the expected benefits of having completed the merger. There is no assurance that the HCBF Merger will be consummated, or if it is, the timing for its completion.

The market price of CenterState common stock after the merger may be affected by factors different from those affecting the shares of CenterState or Sunshine currently.

Upon completion of the merger, holders of Sunshine common stock will become holders of CenterState common stock. CenterState’s business differs from that of Sunshine, and accordingly, the results of operations of CenterState will be affected by some factors that are different from those currently affecting the results of operations of Sunshine. For a discussion of the businesses of CenterState and Sunshine and of some important factors to consider in connection with those businesses, see the sections entitled “The Companies,” “Documents Incorporated by Reference”, including, in particular, in the section entitled “Risk Factors” in each of CenterState’s Annual Report on Form 10-K for the year ended December 31, 2016 and Sunshine’s Annual Report on Form 10-K for the year ended December 31, 2016.

CenterState’s ability to pay dividends is limited and it may be unable to pay future dividends.

During the last two fiscal quarters, CenterState has paid cash dividends of $0.06 per common share. CenterState’s ability to pay dividends is limited by law and regulation and the need to maintain sufficient consolidated capital. The ability of CenterState’s subsidiary bank to pay dividends to it is limited by its need to maintain sufficient capital and by other general restrictions on its dividends that are applicable to national banks that are regulated by the OCC. If CenterState does not satisfy these legal and regulatory requirements, it will be unable to pay dividends on its common stock.

Sunshine stockholders will not be entitled to dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the Maryland law, holders of Sunshine common stock do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Pending Litigation Against Sunshine and CenterState Could Result in an Injunction Preventing the Completion of the Merger or a Judgment Resulting in the Payment of Damages.

On October 9, 2017, Sunshine received notice of a putative class action lawsuit against Sunshine, its directors, and CenterState challenging the proposed transaction. The outcome of any such litigation is uncertain. If this case is not resolved, this lawsuit could prevent or delay completion of the merger and result in substantial costs to Sunshine and CenterState, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that prevents consummating the merger, the bank merger or any of the other transactions contemplated by the merger agreement will be in effect. As such, if the plaintiff is successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect CenterState’s business, financial condition, results of operations, and cash flows. For more information, see “The Merger Agreement—Litigation Related to the Merger.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included in, or incorporated by reference into, this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results and cost savings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. You should note that the discussion of CenterState’s and Sunshine’s reasons for the merger contain many forward-looking statements that describe beliefs, assumptions, expectations and estimates of the board or management of each of CenterState and Sunshine as of the indicated dates, and those assumptions, expectations and estimates may have changed as of the date of this proxy statement/prospectus Forward-looking statements are based on current beliefs and expectations of CenterState’s and Sunshine’s management, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond CenterState’s and Sunshine’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements.

The ability to predict results or the actual effects of the combined company’s plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those identified in the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 35 of this proxy statement/prospectus and the following:

•	the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized;

•	disruption caused by the merger with customers, suppliers or employees or other business relationships;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	a material adverse change in the financial condition of CenterState or Sunshine;

•	higher than expected loan losses following the merger;

•	lower than expected revenue following the merger;

•	CenterState’s ability to complete the HCBF Merger during the same time period as the Sunshine merger;

•	CenterState’s ability to manage the combined company’s growth;

•

general economic conditions, either nationally or in Florida that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined company’s loan portfolio and reduced demand for its products and services;

•	the failure to obtain the necessary approval by Sunshine stockholders;

•	the inability to obtain required governmental approvals of the merger or the inability to obtain such approvals in a timely manner and without the inclusion of burdensome conditions;

•	the failure of the closing conditions to be satisfied or any unexpected delay in closing the merger;

•	the risk that the integration of CenterState’s and Sunshine’s operations will be materially delayed or will be more costly or difficult than expected;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	increased competition with other financial institutions;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•

inability to comply with regulatory capital requirements, including those resulting from changes to the capital calculation methodologies and required capital maintenance levels of regulatory agencies in connection with those agencies’ approval of the merger;

•	the possibility that the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates;

•	changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments; and

•	general competitive, economic, political and market conditions.

Additional factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to those discussed in the filings of CenterState and Sunshine with the SEC that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Documents Incorporated by Reference” on page 116.

Because these forward-looking statements are subject to assumptions and uncertainties, CenterState’s and Sunshine’s actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference into this proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus, and attributable to CenterState or Sunshine or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this “Forward-Looking Statements.” CenterState and Sunshine undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth for CenterState, Sunshine and HCBF common stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma information for CenterState, Platinum and Gateway presented below gives effect to the acquisitions of Platinum and Gateway as if those acquisitions by CenterState had been effective on January 1, 2016 in the case of net income per common share and dividends declared per common share. Because the Platinum acquisition closed on April 1, 2017 and the Gateway acquisition closed on May 1, 2017, the impact of these acquisitions is included in book value per common share amounts at June 30, 2017. The pro forma combined information for CenterState, Sunshine and HCBF also include the effect of HCBF’s acquisition of Jefferson, which was completed on July 28, 2017. The historical per share data for CenterState and Sunshine were derived from the financial statements of CenterState and Sunshine that have been filed with the SEC, certain of which are incorporated by reference herein. See “Documents Incorporated by Reference” on page 116.

The pro forma and pro forma equivalent per share information gives effect to the mergers as if the transaction had been effective on the date presented, in the case of book value data, and as if the transactions had been effective on January 1, 2016, in the case of the income and dividend data. The pro forma information in the table assumes that the mergers are accounted for under the acquisition method of accounting.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	CenterState Historical	CenterState, Platinum and Gateway Pro Forma Combined(1)	Sunshine Historical	CenterState Sunshine Pro Forma Combined(2)	HCBF Historical	Jefferson Historical	CenterState Sunshine HCBF Pro Forma Combined(3)	Sunshine Equivalent Pro Forma(4)
Net Income (Loss) Per Common Share:
Six Months Ended June 30, 2017
Basic	$0.58	$0.64	$0.44	$0.63	$0.22	0.43	$0.61	$0.55
Diluted	$0.57	$0.64	$0.43	$0.62	$0.22	0.42	$0.60	$0.53
Year Ended December 31, 2016
Basic	$0.89	$0.97	($0.01)	$0.88	$0.31	$0.67	$0.89	$0.79
Diluted	$0.88	$0.95	($0.01)	$0.86	$0.30	$0.65	$0.87	$0.78
Cash Dividends Declared Per Common Share:
Six Months Ended June 30, 2017	$0.12	$0.12	—	$0.12	—	—	$0.12	$0.11
Year Ended December 31, 2016	$0.16	$0.16	—	$0.16	—	—	$0.16	$0.14
Common Equity Per Common Share:
June 30, 2017	$14.84	$14.84	$14.52	$16.00	$11.00	$9.68	$18.00	$16.02

(1)

The unaudited pro forma information for CenterState, Platinum and Gateway gives effect to the acquisitions of Platinum and Gateway as if those acquisitions had been effective on January 1, 2016 in the case of net income per common share and dividends declared per common share. Because the Platinum acquisition closed on April 1, 2017 and the Gateway acquisition closed on May 1, 2017, the impact of these acquisitions is included in book value per common share amounts at June 30, 2017.

(2)

Pro forma combined amounts are calculated by adding together CenterState, Platinum and Gateway pro forma combined amounts, together with the historical amounts as reported by Sunshine, adjusted for the estimated purchase accounting adjustments to be recorded in connection with the Sunshine merger and an estimated 7,139,269 shares of CenterState common stock to be issued in connection with the merger with Sunshine based on the terms of the merger agreement.

(3)

Pro forma combined amounts are calculated by adding together CenterState and Sunshine pro forma combined amounts, which include Platinum and Gateway as defined in (2) above, together with the historical amounts as reported by HCBF and Jefferson, adjusted for the estimated purchase accounting adjustments to be recorded in connection with the HCBF Merger and an estimated 14,965,999 shares of CenterState common stock to be issued in connection with the HCBF Merger based on the terms of the HCBF merger agreement.

(4)	The equivalent pro forma per share data for Sunshine is computed by multiplying CenterState, Sunshine and HCBF pro forma combined amounts by 0.89.

COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION

CenterState common stock is listed on NASDAQ under the symbol “CSFL,” and Sunshine common stock is listed on NASDAQ under the symbol “SBCP.”

The following tables show, for the indicated periods, the high and low sales prices per share for CenterState common stock and Sunshine common stock, as reported by NASDAQ. Cash dividends declared and paid per share on CenterState common stock are also shown for the periods indicated below. Sunshine has not paid any paid any cash dividends on its shares of common stock.

	CenterState			Sunshine Common Stock
	High	Low	Dividend	High	Low	Dividend
2017
First Quarter	$26.48	$24.07	$0.06	$21.39	$16.44	—
Second Quarter	$26.27	$23.74	$0.06	$23.73	$19.50	—
Third Quarter	$27.02	$21.77	$0.06	$23.43	$19.13	—
Fourth Quarter (through October 9, 2017)	$27.06	$26.40	$—	$23.64	$23.01

2016
First Quarter	$15.72	$12.57	$0.04	$15.20	$14.00	—
Second Quarter	$16.59	$14.49	$0.04	$14.99	$13.91	—
Third Quarter	$18.27	$15.30	$0.04	$14.83	$14.00	—
Fourth Quarter	$25.83	$17.09	$0.04	$17.85	$14.02	—

2015
First Quarter	$12.35	$10.94	$0.01	$12.60	$11.82	—
Second Quarter	$13.98	$11.70	$0.01	$15.04	$12.15	—
Third Quarter	$15.00	$12.20	$0.02	$15.35	$13.75	—
Fourth Quarter	$16.24	$14.24	$0.02	$15.25	$13.65	—

The holders of CenterState common stock receive dividends if and when declared by the CenterState board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws. As of October 9, 2017, CenterState had 60,055,817 shares of common stock outstanding and approximately 1,382 registered shareholders of record. To CenterState’s knowledge and based upon June 30, 2017 available information, approximately 73.9% of CenterState’s outstanding shares at that time were owned by institutional investors, and the only shareholders who owned more than 5% of the outstanding shares of CenterState common stock on June 30, 2017 were BlackRock, Inc. (5.8%), 55 East 52nd Street, New York, NY 10055 and Capital Research and Management Company (6.4%), 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. As of October 9, 2017, there were 8,026,354 shares of Sunshine common stock outstanding, which were held by approximately 341 holders of record.

On August 11, 2017, the last full trading day before the announcement of the merger agreement, the closing sales price of CenterState common stock as reported on NASDAQ was $23.93. On October 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the closing sales price of shares of CenterState common stock as reported by NASDAQ was $26.89.

On August 11, 2017, the last full trading day before the announcement of the merger agreement, the closing sales price of Sunshine common stock as reported on NASDAQ was $22.68. On October 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the closing sales price of shares of Sunshine common stock as reported by NASDAQ was $23.59.

Sunshine stockholders are advised to obtain current market quotations for CenterState common stock. The market price of CenterState common stock will fluctuate between the date of this proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of CenterState common stock before or after the effective date of the merger.

INFORMATION ABOUT THE SUNSHINE SPECIAL MEETING

This section contains information for Sunshine stockholders about the special meeting that Sunshine has called to allow Sunshine stockholders to vote on the approval of the merger proposal. The Sunshine board of directors is mailing this proxy statement/prospectus to you, as a Sunshine stockholder, on or about October 17, 2017.

Time, Date, and Place

The special meeting is scheduled to be held on November 17, 2017 at 9:00 a.m., local time, at Sunshine Bank, located at 102 West Baker Street, Plant City, Florida 33563.

Matters to be Considered at the Meeting

At the special meeting, holders of Sunshine common stock will be asked to:

•	approve the merger proposal;

•	approve the adjournment proposal; and

•	vote on any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

At this time, the Sunshine board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have previously voted, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and we encourage you to read it carefully in its entirety.

Recommendation of the Sunshine Board of Directors

The Sunshine board of directors unanimously recommends that Sunshine stockholders vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal. See “The Merger—Sunshine’s Reasons for the Merger; Recommendation of the Sunshine Board of Directors.”

Record Date and Quorum

October 9, 2017 has been fixed as the record date for the determination of Sunshine stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 8,026,354 shares of Sunshine common stock outstanding and entitled to vote at the special meeting.

A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Sunshine common stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Sunshine common stock represented at the special meeting but not voted, including shares that a stockholder abstains from voting and shares held in “street name” and voted by a bank, broker or other nominee even though a stockholder does not provide voting instructions, will be counted for establishing a quorum. Once a share of Sunshine common stock is represented at the special meeting, it will be counted for determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Sunshine common stock entitled to vote at the special meeting is necessary to approve the merger proposal. If you vote to abstain or if you fail to vote, this will have the same effect as voting against approval of the merger proposal.

The adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Sunshine common stock represented in person or by proxy at the special meeting. Not voting or abstaining on this proposal will have no effect on the outcome of the vote on this proposal.

Each share of Sunshine common stock you own as of the record date for the special meeting entitles you to one vote at the special meeting on all matters properly presented at the meeting.

Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers

A total of 518,593 shares of Sunshine common stock, representing approximately 6.5% of the outstanding shares of Sunshine common stock entitled to vote at the special meeting, are subject to voting agreements between CenterState and each of Sunshine’s directors. Pursuant to each director’s voting agreement, the director has agreed to, at any meeting of Sunshine stockholders, however called, or any adjournment thereof:

•	appear at such meeting or otherwise cause the shares of Sunshine common stock held by such director to be counted as present for calculating a quorum; and

•

vote all shares of Sunshine common stock beneficially owned by such director (i) in favor of the merger proposal, (ii) against action or agreement that would result in a breach of any covenant, representation or warranty or other obligation of Sunshine in the merger agreement and (iii) against any acquisition proposal (as defined in “The Merger Agreement—Third Party Proposals”) or any other action, agreement or transaction that is intended or could reasonably be expected to impede, delay, discourage or materially and adversely affect the consummation of the transactions contemplated by the merger agreement.

Pursuant to the voting agreements, each director has further agreed not to sell or otherwise dispose of any shares of Sunshine common stock except for certain limited purposes described in the voting agreements. These voting agreements will terminate if the merger agreement is terminated.

On the record date, there were 574,301 shares of Sunshine common stock, or approximately 7.2% of outstanding Sunshine common stock which were owned and entitled to be voted by Sunshine directors and executive officers and their affiliates. As of the record date, neither CenterState nor any of its directors or executive officers owned or had the right to vote any of the outstanding shares of Sunshine common stock.

How to Vote—Stockholders of Record

Voting in Person. If you are a stockholder of record, you can vote in person by submitting a ballot at the special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

Voting by Proxy. Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you sign and return your proxy without instruction on how to vote your shares, your shares will be voted “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal. Please do not send in your Sunshine stock certificates with your proxy card.

How to Vote—Shares Held in “Street Name”

If your shares of Sunshine common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of such shares held in “street name.” In such case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent. Without specific instructions from you, your bank, broker or other nominee is not empowered to vote your shares. Not voting these shares will have the effect of voting against the merger proposal but no effect on the adjournment proposal. Alternatively, if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a proxy executed in your favor by your bank, broker or other nominee.

How to Vote—Shares Held in the ESOP and 401(k) Plan

Participants in the ESOP will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of Sunshine common stock allocated to his or her account. The ESOP trustee will vote all unallocated shares of Sunshine common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

In addition, participants in the 401(k) Plan with an interest in the Sunshine Bancorp, Inc. Stock Fund will receive a Voting Instruction Form that allows them to direct the 401(k) Plan trustee to vote their interest in the Stock Fund. If a participant does not direct the 401(k) Plan trustee as to how to vote his or her interest in the Stock Fund, the trustee will vote such interest in the same proportion as it has received voting instructions from other 401(k) Plan participants.

The deadline for returning your ESOP Voting Instruction Form and/or 401(k) Voting Instruction Form is November 13, 2017 at 5:00 p.m., local time.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted. If you are a stockholder of record, then you can revoke your proxy by:

•	submitting another valid proxy card bearing a later date;

•	voting again via the Internet or by telephone not later than 1:00 a.m., Eastern Time, on November 17, 2017;

•	attending the special meeting and voting your shares in person; or

•	delivering prior to the special meeting a written notice of revocation to Sunshine’s Corporate Secretary.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.

Solicitation of Proxies

The proxy for the special meeting is being solicited on behalf of the Sunshine board of directors. In addition, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist Sunshine in soliciting proxies for the special meeting. Sunshine will pay $6,500 for these services plus out-of-pocket expenses. Sunshine will bear the entire cost of soliciting proxies from you. All other costs and expenses incurred in connection with the merger and the transactions contemplated thereby are to be paid by the party incurring such expenses. See “The Merger Agreement—Expenses.” Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Sunshine in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Attending the Meeting

All holders of Sunshine common stock, including stockholders of record and stockholders who hold their shares in street name through banks, brokers or other nominees, are cordially invited to attend the special meeting. You must bring a form of personal photo identification with you in order to be admitted at the special meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting without Sunshine’s express written consent is prohibited.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the merger proposal or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting to solicit additional proxies will allow the stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Sunshine at:

Sunshine Bancorp, Inc.

102 West Baker Street

Plant City, Florida 33563

Telephone: (813) 752-6193

Attn: Sunshine Investor Relations

THE COMPANIES

CenterState

CenterState is a financial holding company incorporated under Florida law. CenterState, owns all the outstanding shares of CenterState Bank. Headquartered in Winter Haven, Florida between Orlando and Tampa, CenterState provides a full range of consumer and commercial banking services to individuals, businesses and industries through its 78 full service banking locations in 28 counties throughout Florida and through a loan production office in Macon, Georgia. CenterState Bank also operates a correspondent banking and bond sales division and owns R4ALL, which acquires and disposes of troubled assets from CenterState Bank.

CenterState also operates, through its subsidiary bank, a correspondent banking and capital markets service division for over 600 small- and medium-sized community banks throughout the United States. Based primarily in Atlanta, Georgia and Birmingham, Alabama, this division earns commissions on fixed income security sales, fees from hedging services, loan brokerage fees and consulting fees for services related to these activities.

CenterState has grown from its formation in 2000 primarily through a series of acquisitions, starting in June 2000 through 2017. Its most recent acquisitions include:

•	Gulfstream Bancshares, Inc., in January 2014, which added approximately $479 million in deposits;

•	First Southern Bancorp, Inc., in June 2014, which added approximately $853 million in deposits;

•	Community Bank of South Florida, Inc., in March 2016, which added approximately $453 million in deposits;

•	Hometown of Homestead Banking Company, in March 2016, which added approximately $253 million in deposits;

•	Platinum, in April 2017, which added approximately $520 million in deposits; and

•	Gateway, in May 2017, which added approximately $708 million in deposits.

At June 30, 2017, CenterState had total consolidated assets of $6.8 billion, total consolidated loans of $4.6 billion, total consolidated deposits of $5.5 billion, and total consolidated shareholders’ equity of $890 million. CenterState’s common stock is listed on the NASDAQ Global Select Market under the symbol “CSFL.”

CenterState’s executive offices are located at 1101 First Street South, Winter Haven, Florida 33880. CenterState’s telephone number is 863-293-4710 and its website is www.centerstatebanks.com.

The information on CenterState’s website is not part of this proxy statement/prospectus, and the reference to CenterState’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Additional information about CenterState is included in documents incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated By Reference.”

Pending Acquisition of HCBF Holding Company, Inc.

On August 12, 2017, CenterState entered into an agreement to acquire HCBF, the holding company of Harbor Community Bank. Immediately after the HCBF Merger, Harbor Community Bank, a Florida-chartered commercial bank and a wholly owned subsidiary of HCBF, will merge with and into CenterState Bank, with CenterState Bank as the surviving bank. The HCBF Merger was approved by the boards of directors of each of CenterState and HCBF and is expected to close in the first quarter of 2018. Completion of the HCBF Merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of

HCBF’s and CenterState’s shareholders. Under the terms of the HCBF merger agreement, holders of HCBF common stock will receive 0.675 shares of CenterState common stock and $1.925 in cash for each share of HCBF common stock, which equates to an aggregate transaction value of approximately $416.7 million as of the date of the HCBF merger agreement (comprised of approximately $374.0 million of CenterState common stock and $42.7 million of cash).

At June 30, 2017, HCBF had total consolidated assets of approximately $1.9 billion, total consolidated loans of approximately $1.1 billion, total consolidated deposits of approximately $1.6 billion, and total common shareholders’ equity of approximately $223 million. Effective July 28, 2017, HCBF completed its acquisition of Jefferson Bankshares, Inc., and it subsidiary, Jefferson Bank of Florida, which had approximately $300 million in assets.

For additional information on the HCBF Merger, including certain pro forma financial information, see “Unaudited Pro Forma Combined Consolidated Financial Information”.

Sunshine

Sunshine, a Maryland corporation, is a savings and loan holding company under the Home Owners’ Loan Act of 1934, as amended, and the parent company of Sunshine Bank, and is subject to the supervision and regulation of the Federal Reserve. Sunshine Bank is a federally chartered stock savings bank subject to the supervision and regulation of the OCC. Sunshine Bank offers a wide range of retail and commercial banking services. Deposit products include checking, savings, money market, time deposit and individual retirement accounts. Loan products include various types of real estate, consumer, commercial, industrial and agricultural loans. Sunshine Bank also offers mortgage lending; treasury management services for businesses, individuals and non-profit entities including lock box services; remote deposit capture services; ATMs; telephone banking; online and mobile banking services including electronic bill pay and consumer mobile deposits; debit cards, and safe deposit boxes, among other products and services. Through third party providers, Sunshine Bank offers credit cards for consumers and businesses, processing of merchant debit and credit card transactions, and investment brokerage services. Sunshine Bank conducts its operations from its main office in Plant City, Florida and its seventeen additional full-service banking offices located in Brandon, Riverview, Zephyrhills, Lakeland, Winter Haven, Bartow, Plant City, Melbourne, Merit Island, Winter Park, Lake Nona, Kissimmee, Lake Mary, Sarasota, Bradenton, Orlando, and Tampa, Florida.

At June 30, 2017, Sunshine had total consolidated assets of $955.9 million, total consolidated loans of $703.9 million, total consolidated deposits of $776.1 million, and total consolidated shareholders’ equity of $116.5 million.

Sunshine’s executive offices are located at 102 West Baker Street, Plant City, Florida 33563. Sunshine’s telephone number is (813) 752-6193. The website of Sunshine Bank is www.mysunshinebank.com. The information on the Sunshine Bank website is not part of this proxy statement/prospectus, and the references to the Sunshine Bank website address does not constitute incorporation by reference of any information on its website into this proxy statement/prospectus.

THE MERGER

Background of the Merger

Since its conversion from a federally-chartered mutual savings association to a federally-chartered stock savings bank in July 2014, Sunshine has implemented a long-term strategy of growth and transformation of its balance sheet from that of a traditional thrift institution to a full-service community bank. Sunshine has been successful in executing this strategy through a combination of organic growth, with an emphasis on originating commercial and multi-family real estate loans, and acquisitions of other community banks. Specifically, in 2015 Sunshine acquired Community Southern Holdings, Inc. and its subsidiary Community Southern Bank with approximately $250.4 million in assets, and in 2016 Sunshine acquired FBC Bancorp, Inc. and its subsidiary Florida Bank of Commerce with approximately $315.6 million in assets, as well as two additional branch offices from First Federal Bank of Florida in 2015. As the three-year anniversary of Sunshine’s conversion to stock form approached (Sunshine was effectively prohibited from entering into a sale of control transaction for three years after its mutual to stock conversion), Sunshine’s board of directors also considered the possibility of entering into a strategic business combination with another financial institution. Sunshine’s management and board had considered the potential limitations going forward of its current acquisition strategy due to factors such as increasing pricing expectations of potential sellers, the prospects for future economic growth in Sunshine’s market area, and Sunshine’s outdated core data processing system which is subject to a long-term contract and would inhibit its ability to grow, especially through larger acquisitions that are designed to improve cost efficiencies that Sunshine would otherwise be able to realize with a more up-to-date data processing system.

On October 24, 2016, at an annual strategic meeting of the board of directors, the board discussed the merits of the different opportunities available to Sunshine, including continued organic growth, acquiring smaller financial institutions or combining with a larger financial institution. A representative of an investment banking firm that specializes in representing financial institutions presented an overview of the Florida banking market and discussed acquisition opportunities in Sunshine’s market area. A representative of Hovde was also present at the meeting and provided a list of eight institutions that had operations in or near Sunshine’s market area that were most likely to have an interest in a business combination with Sunshine and had the financial and operational capacity to complete a transaction. The Hovde representative also provided a list of 14 additional financial institutions that had operations in or near Sunshine’s market area that would potentially have an interest in a business combination with Sunshine and had the financial and operational capacity to complete a transaction. At the conclusion of the board meeting, particularly in view of the fact that the three-year anniversary of Sunshine’s conversion to stock form had not yet occurred, the board of directors decided to focus on the successful integration of the acquisition of FBC Bancorp, Inc. (which was completed on October 31, 2016), and organic growth with the expectation that the board would revisit its strategic opportunities after the first quarter of 2017.

In the meantime, Andrew S. Samuel, President and Chief Executive Officer, continued to receive information on the mergers and acquisitions market in Florida. For example, in November 2016, he met in two separate meetings with representatives of separate investment banking firms that specialize in representing financial institutions to discuss opportunities to acquire smaller financial institutions operating in the Florida market.

On December 1, 2016, Mr. Samuel attended an investment conference held for financial institutions by another investment banking firm. At that conference, Mr. Samuel met with a senior executive of Company A, a large bank holding company headquartered outside of Florida that was previously identified by Hovde at the October 24, 2016 board meeting as an institution that could have an interest in acquiring Sunshine. The parties discussed the general banking landscape in Florida as well as the mergers and acquisitions market. While the senior executive expressed an interest in a business combination with Sunshine, Mr. Samuel reminded him that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017.

Also, at that conference, Mr. Samuel met with the Chairman of the Board of another large bank holding company headquartered outside of Florida along with a representative of one of the two investment banking firms Mr. Samuel had met with in November. The parties discussed the company’s strategy in Florida as well as a potential interest in a business combination with Sunshine. Mr. Samuel reminded him that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017.

At the same conference, Mr. Samuel met with the Chief Executive Officer of Company B, a smaller bank holding company that had previously been identified as a possible target for Sunshine at the October 24, 2016 board meeting. The parties discussed Company B’s future plans, as well as the challenges that smaller institutions face in the industry. The Chief Executive Officer indicated his belief that Company B would be looking to sell the institution in the near future.

On December 7, 2016, Mr. Samuel met with the President of another large bank holding company headquartered outside of Florida and a representative of its investment banking firm that specializes in representing financial institutions. Mr. Samuel and the President of the bank holding company discussed generally their businesses and operating philosophies. The President of the bank holding company expressed an interest in expanding its presence in Florida, specifically along the I-4 corridor of Central Florida where many of Sunshine’s branches are located. No financial terms were discussed as Mr. Samuel reminded them that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017.

On December 22, 2016, Mr. Samuel spoke with the Chief Executive Officer of another smaller bank holding company, which had previously been identified as a possible target for Sunshine at the October 24, 2016 board meeting. The parties discussed the company’s future plans. Mr. Samuel expressed his interest in acquiring the company.

On January 5, 2017, Mr. Samuel met again with the Chief Executive Officer of Company B. The Chief Executive Officer indicated that Company B would be initiating a process to sell its institution in the near future. In the weeks that followed, the senior management of Sunshine analyzed the potential opportunity further and determined that acquiring Company B did not fit within Sunshine’s strategic plans. Mr. Samuel conveyed this decision to Company B’s financial advisor.

Mr. Samuel continued to meet periodically with representatives of investment banking firms throughout the first half of 2017, primarily to discuss the Florida banking landscape, the mergers and acquisitions market generally in Florida, and merger and acquisition opportunities for Sunshine.

On January 24, 2017, Mr. Samuel met with John C. Corbett, President and Chief Executive Officer of CenterState and CenterState Bank and Stephen D. Young, CenterState’s Chief Operating Officer. The parties discussed the acquisitions that CenterState had pending at that time, as well as its acquisition history, including CenterState’s successes in integrating the operations and business cultures of the banks it had acquired. The parties also discussed CenterState’s general growth and acquisition strategy and the challenges that both parties face in the industry. Mr. Samuel reminded Messrs. Corbett and Young that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017.

On February 15, 2017, Mr. Samuel met with a representative of the correspondent division of CenterState Bank, of which Sunshine was a customer for certain of the division’s services. The parties discussed opportunities for the correspondent division to expand its business with Sunshine as a correspondent customer of the division. During that meeting, Mr. Samuel sought a better understanding of the business conducted by the correspondent division, which accounted for approximately 8% of CenterState Bank’s assets and approximately 24% of CenterState Bank’s net income as of December 31, 2016.

On February 27, 2017, Mr. Samuel met with representatives of Luse Gorman, PC, Sunshine’s legal counsel, to discuss strategic and fiduciary considerations for Sunshine in connection with a business combination, the banking industry, and the three-year prohibition under federal regulations against entering into a change in control transaction for recently converted savings banks.

On February 28, 2017, Mr. Samuel had dinner with Mr. Corbett. The parties discussed the pending CenterState merger transactions and the potential strategic value of combining CenterState and Sunshine. Mr. Samuel reminded Mr. Corbett that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017. Following the dinner, Messrs. Samuel and Corbett agreed to talk again likely in the second quarter.

At the suggestion of Company’s C financial advisor, on March 3, 2017, Mr. Samuel met with the senior management team of Company C, a large bank holding company headquartered in Florida that was previously identified by Hovde as a possible acquiror of Sunshine at the October 24, 2016 board meeting. The purpose of the meeting was for Company C to provide details to Mr. Samuel about Company C’s management team, operations, business culture and prospects. The parties discussed Company C’s general growth and acquisition strategy. The discussion focused on Company C’s interest in Sunshine and how its franchise fit within Company C’s strategic plans. Mr. Samuel reminded Company C’s senior management team that Sunshine was not permitted to entertain any offers to merge until after the three-year anniversary of its mutual-to-stock conversion in July 2017.

On March 9, 2017, Mr. Samuel spoke with the Chief Executive Officer and the Chief Financial Officer of another smaller bank holding company, which had previously been identified as a possible acquisition target for Sunshine at the October 24, 2016 board meeting. The parties discussed Sunshine’s strategic plans, as well as the challenges that smaller institutions face in the industry.

On March 20, 2017, Mr. Samuel met with the Chief Executive Officer of another large bank holding company headquartered outside of Florida, which had previously been identified as a possible acquirer of Sunshine at the October 24, 2016 board meeting. A representative of an investment banking firm that specializes in representing financial institutions also attended the meeting. The bank holding company expressed an interest in expanding its presence in Florida, particularly in Sunshine’s market area. Mr. Samuel and the Chief Executive Officer discussed the bank holding company’s general growth and acquisition strategy. The discussion focused on the bank holding company’s interest in Sunshine and how Sunshine’s franchise fit within the bank holding company’s strategic plans. However, the banking holding company’s interest in Sunshine was tempered as it had other market priorities at the time.

On March 28, 2017, Mr. Samuel spoke by phone with the Chief Executive Officer of another large bank holding company headquartered outside of Florida that had previously been identified as a possible acquiror of Sunshine at the October 24, 2016 board meeting. The parties discussed the Florida banking market generally. A potential combination with Sunshine was not discussed specifically, but the parties agreed to communicate at a later date as Sunshine’s three-year mutual- to-stock conversion anniversary approached if there was still a mutual interest between the parties.

On March 30, 2017, Mr. Samuel met with the Chief Executive Officer and the Chief Financial Officer of another large bank holding company headquartered outside of Florida, which had previously been identified as a possible suitor for Sunshine at the October 24, 2016 board meeting. The bank holding company expressed an interest in expanding its existing presence in Florida, specifically along the Florida I-4 corridor. A potential combination with Sunshine was not discussed specifically, but the parties agreed to communicate at a later date as Sunshine’s three-year mutual- to-stock conversion anniversary approached if there was still a mutual interest between the parties.

On April 6, 2017, Mr. Samuel met with members of senior management of Company D, a large bank holding company headquartered outside of Florida with offices in Florida, which had previously been identified as a potential acquirer of Sunshine at the October 24, 2016 board meeting. The institution expressed an interest in expanding its presence in Florida. There were no specific discussions regarding a potential business combination, but Mr. Samuel and Company D agreed to stay in contact pending Sunshine’s three-year anniversary of its mutual-to-stock conversion.

On April 25, 2017, Mr. Samuel and Brent Smith, Senior Vice President, Corporate Development at Sunshine met with Mr. Corbett, Mr. Young and Jennifer Idell, CenterState’s Chief Financial Officer. The purpose of the meeting was for CenterState to further its understanding of Sunshine’s operations as part of its preliminary analysis relating to whether to make an offer to acquire Sunshine after the three-year anniversary of its mutual-to-stock conversion. The discussion also focused on Sunshine’s first quarter 2017 earnings, which had been made publicly available on April 17, 2017, to gain a better understanding of Sunshine’s projected revenue stream and expense structure.

On April 27, 2017, the CenterState board of directors at a regularly scheduled meeting heard a presentation from Mr. Corbett on possible merger and acquisition activities during 2017, which included a discussion of possible interest in an acquisition of Sunshine, among other institutions in Florida in which CenterState might be interested.

On May 18, 2017, Mr. Samuel, Mr. Smith and John Finley, Executive Vice President and Chief Financial Officer of Sunshine again met with the senior management team of Company C to discuss Company C’s future plans. The purpose of the meeting was for Company C to further its understanding of Sunshine’s operations to determine whether to make an offer to acquire Sunshine after the three-year anniversary of its mutual-to-stock conversion. The discussion also focused on Sunshine’s first quarter 2017 earnings to gain a better understanding of its projected revenue stream and expense structure. The parties also discussed the trading price of their respective companies’ common stock, noting the significant increase in the trading price of Sunshine common stock in recent months and how the stock was trading at elevated levels compared to its historic levels and those of its peers. The parties also discussed potential cost savings that could be realized in a transaction.

On May 19, 2017, Messrs. Samuel and Smith met with Messrs. Corbett and Young to discuss the general parameters of a potential indication of interest to acquire Sunshine after the three-year anniversary of its mutual-to-stock conversion. The parties discussed the trading price of the two parties’ common stock, noting the significant increase in the trading price of Sunshine common stock in recent months and how Sunshine’s stock was trading at elevated levels compared to its historic levels and those of its peers. The parties also discussed potential cost savings that could be realized in a potential transaction. The parties further discussed the status of the integration of the two banks recently acquired by CenterState. Finally, the parties discussed CenterState’s prospects, its preparations from a regulatory standpoint for approaching the $10 billion asset level and how Sunshine might factor into CenterState’s strategic plans.

On May 24, 2017, at a regular meeting of Sunshine’s board of directors, a representative of Hovde provided an update on the mergers and acquisitions market in Florida, including transactions completed and applicable pricing ratios. The Hovde representative identified a list of eight bank holding companies with operations in or near Sunshine’s market area that were most likely to have an interest in Sunshine and the financial and operational capacity to acquire Sunshine, including the price ranges that each party had the capacity to pay. Seven of the eight financial institutions on this list were the same as those identified by Hovde to the board at its presentation on October 24, 2016. The presentation also included an analysis of the potential value that Sunshine could realize in a merger transaction as well as a summary of the top ten transactions involving the sale of Florida banks since January 1, 2013 (as measured by the price paid as a percentage of tangible book value). The summary included a comparison of various pricing metrics of the transactions.

In late May, a representative of Hovde spoke to the President at Company A to inquire as to its interest in acquiring Sunshine. The President of Company A indicated that Company A would continue to analyze the opportunity and would get back to Hovde.

In mid-June, a representative of Hovde spoke to the Chief Financial Officer of Company C to gauge Company’s C interest in a business combination with Sunshine. The Chief Financial Officer of Company C noted that while Company C was currently in the middle of other strategic initiatives, it remained interested in Sunshine and would continue its analysis of Sunshine and remain in touch.

In mid-June, a representative of Hovde contacted the head of mergers and acquisitions at Company D to ascertain Company D’s interest in Sunshine. The head of mergers and acquisitions of Company D noted that he was very familiar with Sunshine and had analyzed Company’s D ability to make an offer for Sunshine. However, he indicated that Company D was unable to pay more than $16.70 per share to acquire Sunshine.

In late June, the President of Company A called a representative of Hovde to let him know that they were not able to justify an offer over $20 per share, which was materially lower than the then-current trading price of Sunshine’s common stock. As a result, it did not intend to submit a bid when such a bid was possible, but indicated that it would be willing to revisit its analysis of Sunshine in 2018 following the completion of its strategic initiatives.

In the two weeks leading up to the three-year anniversary of Sunshine’s mutual-to-stock conversion, certain executives and financial advisors from both CenterState and Company C called Mr. Samuel and a representative of Hovde on various occasions. Both parties continued to express an interest in making an offer to acquire Sunshine and wanted to confirm the appropriate method and timing for an offer to be in compliance with regulatory restrictions on acquiring Sunshine for three years after its mutual-to-stock conversion.

On July 14, 2017, Mr. Samuel received a call from the Chief Executive Officer of Company C. He indicated that while Company C had an interest in acquiring Sunshine, based on Sunshine’s current stock price, it was having difficulty in formulating an attractive bid for Sunshine. In addition, Company C believed that due to its current pending merger transactions it could have difficulty securing regulatory approval for an additional transaction at that time. As a result, Company C advised Mr. Samuel that it would not be making an offer for Sunshine and further indicated that Company C did not expect to be active in the mergers and acquisitions market for the rest of the year.

CenterState submitted a written non-binding indication of interest letter, dated July 17, 2017, in which it proposed to acquire 100% of the common stock of Sunshine in an all-stock transaction. Pursuant to the letter of interest, each Sunshine stockholder would receive between $21.58 and $22.08 per share based on a fixed exchange ratio of between 0.87 and 0.89 shares of CenterState common stock for each share of Sunshine common stock (using a CenterState stock price of $24.81 per share). A draft of a proposed definitive merger agreement was included with the indication of interest letter.

On July 17, 2017, the Sunshine board of directors met to discuss the terms of the CenterState indication of interest. Representatives of Luse Gorman and Hovde also participated in the meeting. A representative of Luse Gorman summarized the Sunshine board’s fiduciary duties in the context of merger transactions generally, as well as an all-stock transaction such as that offered by CenterState. During the meeting, the Hovde representative identified a list of nine financial institutions that had operations in or near Sunshine’s market area that were most likely to have an interest in Sunshine, and the financial and operational capacity of each institution to acquire Sunshine, showing the price that each party would be expected to have the capacity to pay based on certain assumed levels of desired earnings accretion and acceptable tangible book value dilution. Eight of the nine institutions on this list were the same as those identified by Hovde to the Sunshine board during Hovde’s presentation on May 24, 2017. Based on conversations it had with each of the listed financial institutions, the representative of Hovde explained why Hovde believed each of the potential acquirors on the list (other than CenterState) did not submit an expression of interest to acquire Sunshine. The reasons for not pursuing a transaction with Sunshine included being preoccupied with other merger transactions, challenges involved in integrating previously acquired banks, having regulatory or compliance issues with banking regulators, having limited interest in Sunshine’s branch footprint, or an inability to make an offer within the price range represented by the CenterState offer.

The Hovde representative also summarized the terms of the proposed transaction with CenterState, highlighting the implied value being offered by CenterState based on several calculations of the value of CenterState common stock and noting certain transaction pricing multiples. The presentation compared CenterState’s offer to a summary of the top ten merger transactions completed in Florida since January 1, 2013 (as measured by the price paid as a percentage of tangible book value). The Hovde representative also analyzed the value of Sunshine common stock using a number of different assumptions. He summarized key financial and operating data for both companies, and presented the branch footprint and loan and deposit composition of the two banks on a pro forma basis. The Hovde representative also summarized an analysis whereby instead of proceeding with the CenterState offer, Sunshine acquired a smaller institution in an all-stock transaction and the financial implications of choosing such a strategy. Following extensive discussion, the board voted to authorize Mr. Samuel to: (1) execute the indication of interest letter; (2) enter into a confidentiality agreement with CenterState; and (3) engage Hovde as Sunshine’s financial advisor for the transaction. Before executing the indication of interest letter, Sunshine requested that the pricing range be revised to a fixed exchange ratio of 0.89. CenterState agreed to this change. Mr. Samuel then executed the indication of interest letter on behalf of Sunshine.

On July 17, 2017, following the board meeting, the compensation committee of the Sunshine board of directors met. Mr. Samuel reviewed the current agreements and plans that Sunshine maintained and provided written calculations of the potential payments that could be triggered in the event of a change in control of Sunshine and discussed the calculations with the committee.

On July 18, 2017, a data room containing due diligence materials relating to Sunshine was established by Hovde and Sunshine and was made available to CenterState and its advisors.

On July 18, 2017, Smith Mackinnon PA, legal counsel for CenterState, provided Luse Gorman with drafts of ancillary documents to the merger agreement, which consisted of a form of bank merger agreement, voting agreement, non-competition and disclosure agreement and a release of claims letter. From the middle of July until the middle of August 2017, Sunshine and Luse Gorman reviewed and negotiated the terms of the merger agreement and related documents with CenterState and Smith Mackinnon. The revisions focused on, among other things, the representations, warranties and covenants of Sunshine and CenterState.

At a regularly scheduled meeting of the CenterState board of directors on July 20, 2017, at which representatives of Keefe, Bruyette & Woods, Inc. (“KBW”), CenterState’s financial advisor, were present, the CenterState board of directors reviewed the acquisitions market in Florida, as well as a profile of Sunshine, including its branch network, financial metrics and prospects. The CenterState board of directors reviewed the proposed merger consideration and the financial assumptions relating to it. The CenterState board of directors also reviewed a separate transaction with which CenterState was in negotiations, and discussed the merits of pursuing both transactions at the same time. During that meeting, the CenterState board of directors authorized CenterState management to continue to pursue both potential transactions.

On July 26, 2017, the compensation committee of Sunshine’s board of directors met. A representative of Luse Gorman participated in the meeting and reviewed the current employment agreements and change in control agreements that were in place with senior management, the supplemental executive retirement plan with Mr. Samuel, as well as Sunshine’s stock incentive plan and employee stock ownership plan, and explained how each would be affected in the event of a change in control of Sunshine. He also reviewed a memorandum to the board of directors and spreadsheet, each prepared by Luse Gorman, summarizing in detail the cash and stock distributions that would be due employees, management and the board in the event of a change in control. He also summarized his discussion of these benefits that he had with CenterState’s legal counsel. Also on July 26, 2017, representatives of Sunshine and CenterState and each of their respective legal and tax advisors and consultants had a conference call discussing the cash and stock distributions that would be due employees and management of Sunshine in the event of a change in control and the implications of those distributions.

On July 31, 2017, members of Sunshine’s management, along with representatives of Luse Gorman and Saltmarsh, Cleveland & Gund, a consulting firm retained by Sunshine, interviewed CenterState’s management as part of its on-site reverse due diligence effort. Sunshine and its advisors conducted their due diligence to determine, among other things, if there were any issues concerning CenterState that may affect the suitability of CenterState as a merger partner or its ability to secure regulatory approval for the transaction.

On August 3, 2017, Mr. Corbett notified Mr. Samuel that CenterState had also been in negotiations to acquire HCBF and planned to announce the acquisition of HCBF, and its subsidiary Harbor Community Bank, simultaneously with the announcement of CenterState’s merger with Sunshine.

On August 4, 2017, CenterState, Sunshine and HCBF executed a confidentiality agreement so that CenterState could provide Sunshine and HCBF confidential information about each other’s transaction.

On August 7, 2017, Sunshine convened a meeting of its board of directors to review the proposed merger with CenterState. Sunshine’s senior management and legal and financial advisors participated in the meeting. Mr. Samuel notified the board that CenterState had also been in negotiations with HCBF and planned to announce the acquisition of HCBF, and its subsidiary Harbor Community Bank, simultaneously with the announcement of a merger with Sunshine. He indicated the steps management was undertaking to fulfill its due diligence regarding that transaction. A representative of Hovde then summarized the operational and financial aspects of each of CenterState, Sunshine and HCBF, and provided the board with a pro forma branch footprint and loan and deposit composition showing the combined three financial institutions based on publicly available information. The Hovde representative also detailed the financial impact of the two merger transactions on the pro forma company and presented the transaction pricing multiples and compared them to the top 15 transactions completed in Florida since January 1, 2013 (as measured by the price paid as a percentage of tangible book value). A representative of Luse Gorman also reviewed in detail the terms of the merger agreement and ancillary documents (copies of which previously had been sent to the members of the board of directors on July 17, 2017 with the revised drafts distributed at the current meeting), including the: (1) voting agreements to be entered into by each director; (2) non-competition and non-solicitation agreements to be entered into by each director; (3) a release of claims letter to be entered into by each director; and (4) a non-competition agreement and non-solicitation agreement to be entered into by Mr. Samuel.

On August 10, 2017, the CenterState board of directors met to review the proposed merger of Sunshine and of HCBF with CenterState. Representatives of KBW also participated in the meeting. Mr. Corbett summarized the Florida market and the strategic value of partnering with each of Sunshine and HCBF given their branch locations, core deposit makeup, the prospect for cost savings from each transaction as well as value creation for shareholders. Mr. Young reviewed the financial terms of each proposed transaction with CenterState separately and together, highlighting the implied value of each transaction based on several calculations of the value of CenterState common stock and noting certain transaction pricing multiples. He also summarized the value being assigned to each institution’s loans, real estate and deposits, the risks to CenterState in pursuing both transactions simultaneously, and the impact to CenterState from a cost and infrastructure viewpoint of the resulting entity having assets in excess of $10 billion. Mr. Bockhorst summarized the results of CenterState’s due diligence review of each institution. KBW discussed with the CenterState board of directors financial aspects of the proposed merger with Sunshine and of the proposed merger with HCBF. Beth DeSimone, General Counsel of CenterState, summarized the obligations and duties of the CenterState directors in merger transactions, and then summarized the terms and conditions of the merger agreement with Sunshine and the terms and conditions of the merger agreement with HCBF, as well as CenterState’s discussions with its regulators about each transaction. After discussion, it was agreed that the CenterState board would further consider the two transactions on August 12, 2017.

On August 11, 2017, Sunshine convened another meeting of its board of directors to review the proposed merger with CenterState. The board of directors was informed of the results of the final due diligence review of CenterState by a representative of Saltmarsh, Cleveland & Gund who provided the board with a memorandum summarizing the firm’s findings. The Saltmarsh, Cleveland & Gund representative summarized its findings relating to CenterState, including its readiness to pass the $10 billion asset threshold, and its proposed acquisition of HCBF. A representative of Hovde made a presentation regarding the fairness of the proposed merger consideration to Sunshine’s stockholders from a financial point of view and delivered its written opinion, dated August 11, 2017, and subject to the limitations and qualifications set forth in the opinion, that the merger consideration was fair to Sunshine’s stockholders from a financial point of view. A representative of Luse Gorman again reviewed in detail the board’s fiduciary duties in the context of the proposed transaction as well as the terms of the merger agreement and ancillary documents, including the: (1) voting agreements to be entered into by each director; (2) non-competition and non-solicitation agreements to be entered into by each director; (3) a release of claims letter to be entered into by each director; and (4) a non-competition agreement and non-solicitation agreement to be entered into by Mr. Samuel.

Following these presentations and discussions and review and discussion among the members of Sunshine’s board of directors, including consideration of the factors described under “Recommendation of Sunshine’s Board of Directors and Reasons for the Merger,” the Sunshine board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger of Sunshine Bank and CenterState Bank, were advisable and in the best interests of Sunshine and its stockholders, and the directors unanimously voted to approve and adopt the merger agreement and the transactions contemplated thereby and recommended that Sunshine’s stockholders approve the merger agreement.

On August 12, 2017, the CenterState board of directors met to consider and vote on the proposed merger with Sunshine and to consider and vote on the proposed merger with HCBF. A representative of KBW also participated in the meeting. Mr. Corbett summarized the final terms of the proposed merger with Sunshine and summarized the final terms of the proposed merger with HCBF. Ms. DeSimone reminded the CenterState directors of the board’s obligations and duties in merger transactions. Following these presentations and discussions among the CenterState board of directors, including consideration of the factors described under “—CenterState’s Reasons for the Merger,” the CenterState board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger of Sunshine Bank and CenterState Bank, were advisable and in the best interests of CenterState and its shareholders, and the directors unanimously voted to approve and adopt the merger agreement and the transactions contemplated thereby.

On Saturday, August 12, 2017, following the completion of the Sunshine and CenterState board meetings, and following the close of the market, the merger agreement and ancillary documents were executed and delivered. Before the opening of the market on Monday, August 14, 2017, CenterState issued a press release announcing the execution of the merger agreement.

Recommendation of Sunshine’s Board of Directors and Reasons for the Merger

After careful consideration, Sunshine’s board of directors, at a meeting held on August 11, 2017, determined that the merger agreement is in the best interests of Sunshine and its stockholders. Accordingly, Sunshine’s board of directors approved and adopted the merger agreement and the merger and the other transactions contemplated by the merger agreement and recommends that Sunshine stockholders vote “FOR” the approval of the merger proposal. In reaching its decision to approve and adopt the merger agreement and the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the merger proposal, the Sunshine board of directors consulted with Sunshine’s management, as well as its financial and legal advisors, and considered a number of factors, including among others, the following, which are not presented in order of priority:

•	the business strategy and strategic plan of Sunshine, its prospects for the future, its ability to achieve its strategic plan and projected financial results;

•

the consideration offered by CenterState, which (according to the fairness opinion materials prepared by Hovde and presented to the Sunshine board of directors) represents: 194.7% of Sunshine’s tangible book value; 58.1x Sunshine’s trailing 12-month earnings; and a 13.7% core deposit premium;

•

the strategic options available to Sunshine and the board of directors’ assessment of those options, as well as the prospects for Sunshine’s execution of its business plan as an independent entity under various scenarios, and the board’s determination that none of those options or the implementation of Sunshine’s business plan was more likely to create greater present value for Sunshine’s stockholders than the value to be paid by CenterState;

•

the challenges facing Sunshine’s management to grow Sunshine’s franchise and enhance stockholder value given current market conditions, including increased operating costs resulting from regulatory and compliance mandates, continued pressure on Sunshine’s net interest margin from the current interest rate environment and competition;

•

the merger consideration offered by CenterState equaled or exceeded the consideration that could reasonably be expected from other potential acquirers with apparent ability to consummate an acquisition of Sunshine;

•	that the merger consideration consisted solely of stock, which would allow Sunshine stockholders to participate in the future performance of the combined company;

•	the strong capital position of the combined company and the larger scale and more diverse revenue base of the combined company;

•	the ability of CenterState to pay the merger consideration and the relative value of the CenterState currency compared to its peers;

•

the ability of CenterState to execute a merger transaction from a financial and regulatory perspective, and its recent history of being able to successfully integrate merged institutions into its existing franchise;

•	the geographic fit with CenterState and the increased customer convenience of the expanded branch network of CenterState;

•

that Sunshine’s antiquated data processing system, which is subject to a long-term contract, would inhibit its ability to grow, especially through larger acquisitions that are designed to improve cost efficiencies that Sunshine would otherwise be able to realize with a more contemporary data processing system;

•

CenterState’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the results of Sunshine’s due diligence review of CenterState, and information provided by Sunshine’s financial advisor;

•

that the merger will qualify as a “reorganization” under the Internal Revenue Code and the expectation that Sunshine’s stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the completion of the merger;

•	the current economy of Central Florida and the prospects for future economic growth of the Florida economy;

•	the historical stock market performance for Sunshine’s and CenterState’s common stock;

•	the greater legal lending limit that would result from the merger, along with more products and services that would be offered to Sunshine’s customers;

•

the greater market capitalization of CenterState, its record of paying quarterly cash dividends, and the greater trading liquidity in CenterState’s common stock compared to Sunshine’s common stock, particularly on a pro forma basis after giving effect to the merger and the HCBF Holding Company merger;

•	certain structural protections included in the merger agreement, including:

•

that the merger agreement does not preclude a third party from making an unsolicited acquisition proposal to Sunshine and that, under certain circumstances more fully described under “The Merger Agreement—Third Party Proposals,” Sunshine may furnish non-public information to and enter into discussions with such a third party regarding an acquisition proposal;

•

the ability of Sunshine to terminate the merger agreement if the price of CenterState’s common stock drops more than 15% relative to both its price before public announcement of the transaction and the Nasdaq Bank Index and CenterState elects not to increase the merger consideration to offset the decline in its stock price;

•

the ability of Sunshine to terminate the merger agreement to enter into a definitive agreement for a superior proposal if certain requirements are met, in each case subject to the payment of a termination fee by Sunshine of $7.1 million, an amount that was negotiated at arm’s-length and was determined by the Sunshine board of directors to be reasonable under the circumstances and generally comparable to termination fees in other similar transactions; and

•	the covenant of CenterState to use its reasonable best efforts to obtain regulatory approval;

•

the financial analysis presented by Hovde to Sunshine’s board of directors, and Hovde’s opinion delivered to Sunshine’s board of directors to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the merger consideration to be received by the holders of Sunshine common stock is fair, from a financial point of view, to such stockholders;

•

the similarities between the corporate cultures of the two organizations, and the anticipated effect of the merger on Sunshine’s employees (including that Sunshine employees who do not continue as employees of CenterState will be entitled to severance benefits); and

•	the likelihood of expeditiously obtaining the necessary regulatory approvals without unusual or burdensome conditions.

The Sunshine board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•

that CenterState was announcing the acquisition of another, larger financial institution concurrently with the acquisition of Sunshine and the challenges of timely obtaining regulatory approvals and integrating two banking institutions at the same time;

•	the potential risk of diverting management’s attention and resources from the operation of Sunshine’s business and towards the completion of the merger;

•

the restrictions on the conduct of Sunshine’s business before the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Sunshine from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Sunshine absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Sunshine’s business, operations and workforce with those of CenterState;

•	the possibility of a reduction in the trading price of CenterState common stock following the announcement of the merger agreement;

•	the merger-related costs;

•	the possibility of litigation in connection with the merger and the costs associated with litigation;

•

that the interests of certain of Sunshine’s directors and executive officers may be different from, or in addition to, the interests of Sunshine’s other stockholders as described under the heading “The Merger—Interests of Sunshine’s Directors and Executive Officers in the Merger”;

•

the risk that the conditions to the parties’ obligations to complete the merger agreement may not be satisfied, including the risk that necessary regulatory approvals or Sunshine stockholder approval might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on Sunshine’s business and customer relationships as a result of the pending merger;

•

that: (1) Sunshine would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (2) Sunshine would be obligated to pay to CenterState a termination fee if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Sunshine from pursuing such a transaction; and

•	the other risks described under the heading “Risk Factors.”

The foregoing discussion of the information and factors considered by the board of directors of Sunshine is not intended to be exhaustive, but includes the material factors considered by the board of directors of Sunshine. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the board of directors of Sunshine did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board of directors of Sunshine considered all these factors as a whole, including discussions with, and questioning of Sunshine’s management and Sunshine’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The board of directors of Sunshine unanimously approved the merger agreement and recommends that Sunshine’s stockholders vote “FOR” the approval of the merger proposal and “FOR” approval of any proposal of the Sunshine board of directors to adjourn or postpone the special meeting if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal. Sunshine stockholders should be aware that Sunshine’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Sunshine stockholders. The board of directors of Sunshine was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger be approved by the stockholders of Sunshine. See “—Interests of Sunshine’s Directors and Executive Officers in the Merger.”

This summary of the reasoning of the board of directors of Sunshine and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

Each of the directors of Sunshine has entered into a voting agreement with CenterState, pursuant to which they have agreed to vote in favor of the merger agreement and the other proposals to be voted on at the special meeting. The voting agreements are discussed in more detail in the section entitled “Information About the Sunshine Special Meeting—Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers” beginning on page 49 of this proxy statement/prospectus.

Opinion of Sunshine’s Financial Advisor

The fairness opinion and a summary of the underlying financial analyses of Sunshine’s financial advisor, Hovde, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of Sunshine. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by Sunshine or CenterState. You should review the copy of the fairness opinion, which is attached as Appendix B.

Hovde has acted as Sunshine’s financial advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Sunshine and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed merger with Sunshine’s board of directors and, on August 11, 2017, delivered a written opinion to Sunshine’s board of directors that the merger consideration to be received by the stockholders of Sunshine in connection with the merger is fair from a financial point of view to the stockholders of Sunshine.

The full text of Hovde’s written opinion is included in this proxy statement/prospectus as Appendix B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of Hovde’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Hovde’s opinion was directed to Sunshine’s board of directors and addresses only the fairness of the merger consideration to be paid to Sunshine stockholders in connection with the merger. Hovde did not opine on any individual stock, cash, or other components of consideration payable in connection with the merger. Hovde’s opinion does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the stockholders as to how such stockholder should vote at the special meeting on the merger or any related matter.

During the course of its engagement and for the purpose of rendering its opinion, Hovde:

•	reviewed a draft of the merger agreement dated August 8, 2017, as provided to Hovde by Sunshine;

•	reviewed unaudited financial statements for Sunshine and CenterState for the six-month period ended June 30, 2017;

•	reviewed certain historical annual reports of each of Sunshine and CenterState, including audited financial statements for the year ended December 31, 2016;

•	reviewed certain historical publicly available business and financial information concerning each of Sunshine and CenterState;

•	reviewed certain internal financial statements and other financial and operating data concerning Sunshine;

•	reviewed financial projections prepared by certain members of senior management of Sunshine;

•	reviewed publicly available consensus mean analyst earnings per share estimates for Sunshine and CenterState for the years ending December 31, 2017 and December 31, 2018;

•	reviewed materials relating to CenterState’s acquisition of HCBF Holding Company, Inc. provided by CenterState, including the pro forma financial impact to CenterState;

•	analyzed the pro forma impact of the merger on the combined company’s earnings, tangible book value, financial ratios and such other metrics Hovde deemed relevant;

•	evaluated the contribution of assets, deposits, equity and earnings of Sunshine and CenterState to the combined company;

•

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

•	assessed general economic and market conditions;

•	reviewed historical market prices and trading volumes of Sunshine’s common stock and CenterState’s common stock; and

•	reviewed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis.

Hovde also conducted meetings and had discussions with members of senior management of Sunshine and CenterState to review the business, financial condition, results of operations and future prospects of Sunshine and CenterState, including the pro forma impact of pending and recently completed transactions prepared and provided to it by Sunshine’s and CenterState’s senior management, as well as the historical and current financial performance and operations of Sunshine and CenterState. Hovde discussed with senior management of Sunshine and CenterState their assessment of the rationale for the merger. Hovde also performed such other analyses and considered such other factors as Hovde deemed appropriate, and took into account its experience in other similar transaction and securities valuations, as well as its knowledge of the banking and financial services industry.

In rendering its opinion, Hovde assumed, without investigation, that there were no material changes to the financial condition and results of operations of Sunshine and CenterState since the date of the latest financial information described above. Hovde further assumed, without independent verification, that the representations and financial and other information included in the merger agreement or otherwise provided to it by Sunshine and CenterState were true and complete. Hovde relied upon the management of Sunshine as to the reasonableness and achievability of the financial forecasts and projections provided to Hovde by Sunshine, and Hovde assumed such forecasts and projections were reasonably prepared by Sunshine on a basis reflecting the best currently available information and Sunshine’s reasonable judgment and estimates. Hovde assumed that such forecasts and projections would be realized in the amounts and at the times contemplated thereby, and did not, in any respect, assume any responsibility for the accuracy or reasonableness thereof. Hovde was authorized by Sunshine to rely upon such forecasts, projections and other information and data, and expressed no view as to any such forecasts, projections or other information or data, or the bases or assumptions on which they were prepared.

In performing its review, Hovde relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Sunshine and CenterState or their respective representatives or that was otherwise reviewed by it, and assumed such accuracy and completeness for purposes of rendering its opinion. Hovde further relied on the assurances of the respective managements of Sunshine and CenterState that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde was not asked to, and has not undertaken, an independent verification of any of such information, and its does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde has assumed that each party to the merger agreement would advise it promptly if any information previously provided to it became inaccurate or was required to be updated during the period of its review.

Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for Sunshine and CenterState are, in the aggregate, adequate to cover such losses, and would be adequate on a pro forma basis for the combined entity. Hovde was not requested to make, and did not conduct, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of Sunshine and CenterState, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of Sunshine and CenterState.

In rending its opinion, Hovde did not undertake an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Sunshine or CenterState is a party or may be subject, and its opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Hovde assumed that neither Sunshine nor CenterState is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger contemplated by the Agreement and the acquisition by CenterState of HCBF. Hovde is not opining in any manner on the nature or terms of the acquisition by CenterState of HCBF, or the effect of such transaction on the future earnings, financial condition or operations of the parties generally, and Hovde does not assume any responsibility or liability for any matters relating thereto.

Hovde assumed that the merger would be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by Sunshine, CenterState or any other party to the merger agreement and that the final merger agreement would not differ materially from the draft Hovde reviewed. Hovde assumed that the merger would be consummated in compliance with all applicable laws and regulations. Sunshine advised Hovde that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Hovde further assumed that the necessary regulatory and governmental approvals, as granted, would not be subject to any conditions that would be unduly burdensome on Sunshine and CenterState or would have a material adverse effect on the contemplated benefits of the merger.

Sunshine engaged Hovde on July 17, 2017 to serve as a financial advisor to Sunshine in connection with the proposed merger and to issue a fairness opinion to Sunshine’s board of directors in connection with such proposed transaction. Pursuant to the terms of the engagement, at the time the merger is completed, Sunshine will pay Hovde a completion fee of 1% of the aggregate merger consideration, which is contingent upon the completion of the merger. For delivery of its fairness opinion, Sunshine will pay Hovde a fee of $200,000, which will be credited against the amount of the completion fee. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the merger is consummated, Sunshine has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain claims, losses and expenses arising out of the merger or Hovde’s engagement.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, Sunshine and CenterState. Hovde’s opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Sunshine could have engaged. In addition, Hovde’s fairness opinion was among several factors taken into consideration by Sunshine’s board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of Sunshine’s board of directors or Sunshine’s management with respect to the fairness from a financial point of view of the merger consideration to be received by Sunshine’s stockholders in connection with the merger.

The following is a summary of the material analyses prepared by Hovde and delivered to Sunshine’s board of directors on August 11, 2017 in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Market Approach—Comparable Transactions. As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select acquisition transactions of banks. The Regional Group consisted of acquisition transactions of banks headquartered in the Southeast Region of the United States (consisting of the states of Virginia, West Virginia, Tennessee, North Carolina, South Carolina, Georgia, Alabama, Arkansas, Mississippi, Louisiana, and Florida) announced since August 1, 2015, in which the target had assets between $500 million and $1.5 billion, nonperforming assets (“NPAs”) to assets of less than 2.0%, and a return on average assets (“ROAA”) less than 1.00% over the last twelve months (“LTM”). The Nationwide Group consisted of acquisition transactions of banks in the United States announced since August 1, 2015, in which the target had assets between $750 million and $1.25 million, NPAs to assets of less than 2.0%, and a return on average assets between 0.25% and 0.75% over the last twelve months. In each case for which financial information was available no transaction that fit the selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for the twelve months preceding, the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following transactions (11 transactions for the Regional Group and 9 transactions for the Nationwide Group):

Regional Group:
Buyer (State)	Target (State)
Carolina Financial Corporation (SC)	First South Bancorp, Inc. (NC)
SmartFinancial, Inc. (TN)	Capstone Bancshares, Inc. (AL)
First Bancorp (NC)	ASB Bancorp, Inc. (NC)
Renasant Corporation (MS)	Metropolitan BancGroup, Inc. (MS)
Southern National Bancorp of Virginia, Inc. (VA)	Eastern Virginia Bankshares, Inc. (VA)
CenterState Bank Corporation (FL)	Gateway Financial Holdings of Florida, Inc. (FL)
Access National Corporation (VA)	Middleburg Financial Corporation (VA)
Hampton Roads Bankshares, Inc. (VA)	Xenith Bankshares, Inc. (VA)
Pinnacle Financial Partners, Inc. (TN)	Avenue Financial Holdings, Inc. (TN)
BNC Bancorp (NC)	High Point Bank Corporation (NC)
Park Sterling Corporation (NC)	First Capital Bancorp, Inc. (VA)

Nationwide Group:
Buyer (State)	Target (State)
Midland States Bancorp, Inc. (IL)	Centrue Financial Corporation (IL)
Renasant Corporation (MS)	Metropolitan BancGroup, Inc. (MS)
Veritex Holdings, Inc. (TX)	Sovereign Bancshares, Inc. (TX)
CenterState Bank Corporation (FL)	Gateway Financial Holdings of Florida, Inc. (FL)
OceanFirst Financial Corp. (NJ)	Ocean Shore Holding Co. (NJ)
Hampton Roads Bankshares, Inc. (VA)	Xenith Bankshares, Inc. (VA)
Pinnacle Financial Partners, Inc. (TN)	Avenue Financial Holdings, Inc. (TN)
Great Western Bancorp, Inc. (SD)	HF Financial Corp. (SD)
BNC Bancorp (NC)	High Point Bank Corporation (NC)

For each precedent transaction, Hovde compared the implied ratio of total deal value to certain financial characteristics as follows:

•	the multiple of the purchase consideration to the acquired company’s tangible common book value (the “Price-to-Tangible Common Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s LTM net earnings per share (the “Price-to-LTM Earnings Multiple”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were derived from the estimated per share purchase price of $22.10, which implied a total deal value (including implied value of stock options) of $183.7 million for Sunshine and were based on June 30, 2017 financial results of Sunshine.

Implied Value for Sunshine Based On:	Price-to-Tangible Common Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	194.7%	58.1x	13.7%

Precedent Transactions Regional Group:
Median	163.7%	23.8x	10.0%
Minimum	117.0%	17.3x	2.8%
Maximum	225.8%	29.0x	15.2%

Precedent Transactions Nationwide Group:
Median	147.7%	25.3x	8.6%
Minimum	117.0%	20.2x	2.8%
Maximum	225.8%	29.0x	17.2%

Using publicly available information, Hovde compared the financial performance of Sunshine with that of the median of the precedent transactions from the Regional Group and the Nationwide Group. The performance highlights are based on June 30, 2017 financial results of Sunshine.

	Tangible Equity/ Tangible Assets	Core Deposits	LTM ROAA	LTM ROAE(1)	Efficiency Ratio	NPAs/ Assets	ALLL/ NPLs(2)
Sunshine	10.10%	84.25%	0.40%	3.21%	72.93%	0.17%	230.96%
Precedent Transactions Regional Group:
Median	9.02%	83.43%	0.66%	7.04%	70.58%	0.65%	136.52%
Precedent Transactions Nationwide Group:
Median	9.62%	85.59%	0.65%	6.19%	69.92%	0.93%	76.08%

(1)	Return on average equity
(2)	Allowance for loan and lease losses as a percentage of nonperforming loans

No company or transaction used as a comparison in the above transaction analyses is identical to Sunshine and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the Precedent Transactions Regional Group indicated an implied aggregate valuation ranging between $75.1 million and $159.5 million compared to the proposed total deal value of $183.7 million. The resulting values of the Precedent Transactions Nationwide Group indicated an implied aggregate valuation ranging between $79.8 million and $150.5 million compared to the proposed total deal value of $183.7 million.

Income Approach—Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, Sunshine’s recent performance, the current banking environment and the local economy in which Sunshine operates, Hovde determined, in consultation with and based on information provided by management of Sunshine, earnings estimates for Sunshine over a forward looking four and a half year period, and Sunshine management developed the forward-looking projections and key assumptions, which formed the basis for the discounted cash flow analyses. The resulting projected net income numbers used for the analysis were $6.7 million for 2017, $8.3 million for 2018, $10.0 million for 2019, $11.0 million for 2020 and $12.1 million for 2021.

To determine present values of Sunshine based on these projections, Hovde utilized two discounted cash flow models, each of which capitalized terminal values using a different methodology: (1) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and, (2) Terminal Price/Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).

In the DCF Terminal P/E Multiple analysis, an estimated value of Sunshine’s common stock was calculated based on the present value of Sunshine’s after-tax net income based on Sunshine management’s forward-looking projections. Hovde utilized a terminal value at the end of 2021 by applying a range of price-to-earnings multiples of 21.8x to 25.8x, with a midpoint of 23.8x, which is based around the median price-to-earnings multiple derived from transactions in the Regional Group. The present value of Sunshine’s projected dividends, if any, plus the terminal value was then calculated assuming a range of discount rates between 11.5% and 14.5%, with a midpoint of 13.0%. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Sunshine’s common stock. The resulting aggregate values of Sunshine’s common stock of the DCF Terminal P/E Multiple ranged between $143.1 million and $190.9 million, with a midpoint of $165.8 million.

In the DCF Terminal P/TBV Multiple model, the same earnings estimates and projected net income were used. However, in arriving at the terminal value at the end of 2021, Hovde applied a range of price-to-tangible book value multiples of 1.44x to 1.84x with the midpoint being 1.64x, which is based around the median price-to-tangible book value multiple derived from transactions in the Regional Group. The present value of projected dividends, if any, plus the terminal value, was then calculated assuming a range of discount rates between 11.5% and 14.5%, with a midpoint of 13.0%. The resulting aggregate values of Sunshine’s common stock of the DCF Terminal P/TBV Multiple ranged between $109.3 million and $157.4 million, with a midpoint of $132.1 million.

These analyses and their underlying assumptions yielded a range of values for Sunshine, which are outlined in the table below:

Implied Value for Sunshine Based On:	Price-to-Tangible Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	194.7%	58.1	13.7%

DCF Analysis—Terminal P/E Multiple
Midpoint	175.7%	52.5	10.9%

DCF Analysis—Terminal P/TBV Multiple
Midpoint	140.0%	41.8	5.8%

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of Sunshine’s common stock.

CenterState Comparable Companies Analysis: Hovde used publicly available information to compare selected financial and trading information for CenterState to a group of 13 publicly-traded financial institutions selected by Hovde, which consisted of the following publicly-traded banks in the southeast United States with total assets between $4.0 billion and $10.1 billion, a last-twelve-months ROAA between 0.50% and 1.60% and listed on a major stock exchange:

Ameris Bancorp	Seacoast Banking Corp. of Florida
Capital Bank Financial Corp.	ServisFirst Bancshares, Inc.
City Holding Company	Simmons First National Corporation
FCB Financial Holdings, Inc.	State Bank Financial Corporation
Fidelity Southern Corporation	TowneBank
First Bancorp	Union Bankshares Corporation
Renasant Corporation

The analysis compared publicly available financial and market trading information for CenterState and the data for the 13 financial institutions identified above as of and for the most recent twelve-month period that was publicly available. The table below compares the data for CenterState and the median data for the 13 financial institutions identified above, with pricing data as of August 9, 2017.

	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2017E EPS	Dividend Yield	YTD/Price Change	Two Year Total Return
CenterState	$1,490.5	247.5%	20.2x	18.0x	0.97%	(1.4)%	81.5%

Comparable Companies:
Median	$1,669.4	223.6%	19.2x	17.4x	1.76%	(4.6)%	40.6%

CenterState fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analyses is identical to CenterState. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Accretion / Dilution Analysis: Hovde performed pro forma merger analyses that combined projected income statement and balance sheet information of Sunshine and CenterState. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of CenterState. In the course of this analysis, Hovde used the median FactSet consensus estimates for earnings estimates for CenterState for the years ending December 31, 2017, December 31, 2018 and December 31, 2019 and used the median FactSet consensus estimates for earnings estimates for Sunshine for the years ending December 31, 2017 and December 31, 2018, and earnings estimates provided by Sunshine’s management for Sunshine for the year ending December 31, 2019. This analysis indicated that the merger is expected to be accretive by $0.02 per share to CenterState’s consensus estimated earnings per share of $1.69 in 2018, accretive by $0.02 per share to CenterState’s consensus estimated earnings per share of $1.92 in 2019 and accretive by $0.02 per share to CenterState’s consensus estimated earnings per share of $2.07 in 2020 (rounded to nearest cent). The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for CenterState by $0.09 per share in 2018, by $0.05 per share in 2019, and by $0.02 per share in 2020 and that CenterState would maintain capital ratios in excess of those required for CenterState to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Sunshine and CenterState prior to and following the merger will vary from the projected results, and the variations may be material.

Other Factors and Analyses. Hovde took into consideration various other factors and analyses, including but not limited to: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.

Miscellaneous. Other than in connection with this present engagement, during the two years preceding the date of its opinion, Hovde has not provided investment banking and financial advisory services to Sunshine. During the two years preceding the date of its opinion, Hovde has not provided investment banking and financial advisory services to CenterState and has not received compensation for such services. Hovde may in the future provide investment banking and financial advisory services to Sunshine or CenterState and receive compensation for such services.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration to be paid in connection with the merger is fair from a financial point of view to Sunshine’s stockholders. Each stockholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix B to this proxy statement.

Certain Financial Projections Provided by Sunshine

Sunshine does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings, or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Sunshine’s management provided CenterState certain nonpublic unaudited prospective financial information regarding Sunshine prepared by Sunshine’s management. A summary of these projections is included in this proxy statement/prospectus because such initial forecasts were made available to Hovde, as part of its fairness opinion analysis.

This nonpublic unaudited prospective financial information was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, or GAAP. The information included below does not comprise all of the prospective financial information provided by Sunshine to Hovde. However, a summary of the material elements of this information is set forth below.

Although presented with numerical specificity, the financial forecasts reflect numerous estimates and assumptions of Sunshine’s management made at the time they were prepared, and assume execution of various strategic initiatives that Sunshine is no longer pursuing in light of the merger. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment, the timing and level of loan originations, deposit generation, operating and other expenses, effective tax rates and other economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies include, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Sunshine operates, and the risks and uncertainties described under “Risk Factors” beginning on page 35 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43, all of which are difficult to predict and many of which are outside the control of Sunshine and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized. Actual results may differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that management could or might have taken during these time periods.

The inclusion in this proxy statement/prospectus of the nonpublic unaudited prospective financial information below should not be regarded as an indication that Sunshine, its board of directors, or Hovde considered, or now consider, these projections and forecasts to be fact or necessarily predictive of actual future results and should not be relied upon as such. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses to be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either CenterState or Sunshine, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed, or not taken in anticipation of the merger.

No assurances can be given that, if these financial forecasts had been prepared as of the date of this proxy statement/prospectus, the same underlying assumptions would be used. In addition, the financial forecasts may not reflect the manner in which CenterState would operate Sunshine’s business after the merger. CenterState and Sunshine do not intend to, and each disclaims any obligation to, make publicly available any update or other revision to this unaudited prospective financial information to reflect circumstances occurring since its preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section were prepared by and are the responsibility of the management of Sunshine. No independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

Further, the unaudited prospective financial information does not take into account the effect on Sunshine or Sunshine Bank of any possible failure of the merger to occur. None of Sunshine, Sunshine Bank or Hovde or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any stockholder of Sunshine, or other person regarding Sunshine’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.

In light of the foregoing, and taking into account that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Sunshine stockholders are cautioned not to place unwarranted reliance on such information.

Below are certain financial projections that were prepared by Sunshine’s management and were provided to Hovde in connection with the proposed merger.

	At December 31,
	2017	2018	2019	2020	2021
	(In thousands)
Balance Sheet Data
Assets	$1,030,598	$1,139,762	$1,273,821	$1,401,203	$1,541,323
Equity	118,768	127,104	137,104	148,104	160,204
Tangible Common Equity	96,815	105,555	115,959	127,363	139,867

	For the Years Ended December 31,
	2017	2018	2019	2020	2021
	(Dollars in thousands)
Income Information
Net income	$6,667	$8,336	$10,000	$11,000	$12,100
ROAA	0.68%	0.77%	0.83%	0.82%	0.82%
ROAE	5.78%	6.78%	7.57%	7.71%	7.85%

CenterState’s Reasons for the Merger

CenterState’s board of directors concluded that the merger is in the best interest of CenterState and its shareholders. In reaching its decision to approve the merger agreement, the CenterState board of directors evaluated the merger and the merger agreement in consultation with CenterState’s management, as well as CenterState’s financial and legal advisors, and considered a number of factors, including:

•

each of CenterState’s, Sunshine’s and the combined company’s business, operations, financial condition, earnings and prospects, taking into account the results of CenterState’s due diligence review of Sunshine, which included financial, credit, legal, regulatory and operational due diligence, and the conclusion that Sunshine’s financial condition, capital adequacy and asset quality were sound and would complement those of CenterState;

•	its belief that Sunshine and CenterState share similar cultures and community banking models, including with respect to strategic focus, client service, credit culture and risk profiles;

•	that the merger would result in a combined company with a larger market presence particularly in Central Florida, where the branches of CenterState and Sunshine largely overlap;

•

its belief that the merger would potentially create synergies and potential enhanced economies of scale that would result in the combined company having the opportunity for superior future earnings and prospects compared to CenterState’s earnings and prospects on a stand-alone basis.

•

the potential expanded possibilities for the combined company, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, lending capacity and footprint;

•

its determination, that, on a pro forma basis giving effect to the Sunshine merger and the HCBF Merger, the combined entity would be one of the largest community banks (based on deposits) based in Florida;

•	the expected positive impact on financial metrics, including earnings and returns on tangible stockholders’ equity;

•

the CenterState’s board of director’s understanding of the current and prospective economic, interest rate, regulatory and competitive environment in which CenterState and Sunshine operate, and the likely effect of these factors on CenterState, both with and without the merger;

•	CenterState’s past record of integrating acquisitions and of realizing projected financial goals and benefits;

•

its belief that CenterState can overcome the potential negative impact on the combined entity’s earnings as a result of CenterState’s assets exceeding $10 billion, including the limit on the amount of debit card interchange fees that CenterState is able to charge under the the Dodd-Frank Act, and the increased regulatory burden and cost to CenterState as a result of increased risk management oversight and stress testing, and becoming subject to oversight by the Consumer Financial Protection Bureau;

•

the financial and other terms and conditions of the merger agreement, including provisions for the payment by Sunshine to CenterState of a termination fee if the merger agreement is terminated under certain circumstances; and

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions.

CenterState’s board of directors also considered potential risks relating to the merger including the following:

•	CenterState may not realize all of the anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	CenterState may have difficulty successfully maintaining existing customer and employee relationships;

•	CenterState may experience disruptions in the integration of the Sunshine operations with CenterState;

•	CenterState may not manage merging and integrating successfully both the merger of Sunshine and the pending HCBF Merger;

•	The increased regulatory burden that will be imposed on the combined company due to its assets exceeding $10 billion in assets;

•	approvals from regulatory authorities could impose conditions that could have the effect of delaying completion of the merger or imposing additional costs;

•	the substantial costs that CenterState will incur in connection with the merger even if it is not consummated; and

•	pursuing a merger transaction with Sunshine at the same time as the HCBF Merger could preclude other expansion opportunities during the pendency of these two merger transactions.

The foregoing discussion of the factors considered by the CenterState board of directors is not intended to be exhaustive, but rather includes the material factors considered by the CenterState board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the CenterState board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CenterState board of directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

Interests of Sunshine Directors and Executive Officers in the Merger

When Sunshine’s stockholders are considering the recommendation of the Sunshine Board of Directors in connection with the merger proposal, you should be aware that some of the executive officers and directors of Sunshine and Sunshine Bank have interests that are in addition to, or different from, the interests of Sunshine’s stockholders generally, which are described below. Sunshine’s Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. Except as described below, to the knowledge of Sunshine, the executive officers and directors of Sunshine do not have any material interest in the merger apart from their interests as stockholders of Sunshine.

Treatment of Stock Options

Directors and executive officers hold outstanding Sunshine stock options. The merger agreement provides that, at the effective time of the merger, each outstanding Sunshine stock option will fully vest and convert into a stock option to purchase shares of CenterState common stock in an amount equal to the number of shares of Sunshine common stock subject to the option multiplied by the exchange ratio of 0.89 (rounded to the nearest whole share). The exercise price per share of such converted option will be equal to the exercise price of the Sunshine stock option divided by the exchange ratio of 0.89 (rounded to the nearest cent). Except as otherwise provided, the Sunshine stock options that have been converted into CenterState stock options will be subject to the same duration and terms that were in effect prior to the effective time of the merger. The following table sets forth the number of outstanding stock options held by each named executive officer and the other executive officers and directors of Sunshine and Sunshine Bank as of October 9, 2017 (the latest practicable date prior to the mailing of this document) and the weighted-average exercise price of their Sunshine stock options.

Name	# of Stock Options	Weighted-Average Exercise Price
Andrew S. Samuel	140,800	$14.06
Dana S. Kilborne	69,621	10.88
Janak M. Amin	25,000	14.36
All other executive officers as group (4 persons)	95,000	14.21
All non-employee directors as a group (13 persons)	149,150	13.54

Treatment of Restricted Stock

Directors and executive officers hold shares of Sunshine restricted stock. Under the merger agreement, at the effective time of the merger, each restricted share of Sunshine common stock will vest and convert into the right to receive the merger consideration. The following table sets forth the number of shares of restricted stock held by each named executive officer and the other executive officers and directors of Sunshine and Sunshine Bank as of October 9, 2017 (the latest practicable date prior to the mailing of this document), and their value based on a price per share of Sunshine common stock of $21.50, the average closing price per share over the first five business days following the announcement of the merger agreement.

Name	# of Restricted Shares	Value of Restricted Shares
Andrew S. Samuel	25,392	$545,928
Dana S. Kilborne	—	—
Janak M. Amin	4,200	90,300
All other executive officers as a group (4 persons)	13,800	296,700
All non-employee directors as a group (13 persons)	21,096	453,564

Employment Agreements with Certain Executive Officers

Sunshine Bank and Sunshine previously entered into employment agreements with Andrew S. Samuel, President and Chief Executive Officer, Dana S. Kilborne, Co-President of Sunshine Bank and Chief Banking Officer and one other executive officer. Pursuant to the merger agreement, CenterState has agreed to honor in accordance with their terms all benefits payable under these employment agreements, which provide certain benefits in the event the executive officer’s employment is terminated under specified circumstances and within a specified period of time following a change in control, such as the merger. Each such employment agreement has an initial two-year term (or three-year term with respect to Mr. Samuel’s agreement) that automatically renews for an additional year on each anniversary of the effective date of the agreement, unless notice of non-renewal has been delivered.

If during the term of the employment agreement (1) an executive officer’s employment is terminated without “cause,” or the executive officer resigns for “good reason” (as each term is defined in the employment agreements), within two years following the occurrence of a change in control, or (2) the executive officer terminates his or her employment for any reason (or no reason) within 30 days of the occurrence of a change in control, each executive is entitled to the payments and benefits as follows:

•

For Mr. Samuel, a lump sum cash severance payment equal to three times the sum of (1) his highest annual base salary during the immediately preceding three calendar years; (2) his highest cash bonus and other cash incentive compensation earned with respect to one of the three calendar years preceding the year of termination; and (3) the highest value of stock options and other stock-based incentives awarded to him with respect to one of the three calendar years preceding the year of termination, which value will be determined based upon the grant-date fair value of the award determined in accordance with ASC Topic 718 of the FASB Accounting Standards. In addition, Sunshine Bank will maintain for three years following termination of employment the same level of contributions for Mr. Samuel’s participation in the life, disability, medical insurance plans and other welfare arrangements sponsored by Sunshine Bank in effect with respect to Mr. Samuel during the one year prior to termination of employment (or a dollar amount equal to the cost of obtaining such similar benefits to the extent Sunshine Bank is not permitted to provide such welfare benefits because he is no longer an employee);

•	For Ms. Kilborne, a lump sum cash payment equal to two times the sum of her (1) annual base salary in effect immediately prior to termination of employment; and (2) last annual cash bonus earned; and

•

For the other executive officer, a lump sum cash payment equal to two times the sum of his (1) annual base salary in effect immediately prior to termination of employment; and (2) last annual cash bonus earned. In addition, the executive officer would receive a lump sum cash payment equal to the estimated cost of obtaining medical insurance substantially similar to the coverage received under Sunshine Bank’s medical insurance plan for 24 months, less the amount that the executive officer would be required to contribute for the coverage if he was an active employee.

Mr. Samuel is also entitled to receive an additional tax indemnification payment (a “gross-up” payment) if the payments and benefits under his employment agreement or other benefit plans and programs trigger excise tax liability under Sections 280G and 4999 of the Internal Revenue Code for “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual taxable compensation over the five calendar years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times the executive’s average taxable compensation over the preceding five calendar year period. Sunshine (or CenterState as successor) is not able to take a federal income tax deduction for excess parachute payments.

The gross-up payment would be made to Mr. Samuel so that he would be in the same after-tax position he would have been in if the excise tax under Sections 280G and 4999 of the Internal Revenue Code had not been imposed. If the merger closes on or prior to January 30, 2018, Sunshine and CenterState, in consultation with their tax advisors, currently estimate that there will be no excess parachute payment to Mr. Samuel that would trigger a “gross-up” payment to him so long as Mr. Samuel’s change in control-related payments under his employment agreement and SERP are accelerated and paid in 2017. If the effective time of the merger is delayed and Mr. Samuel’s change in control-related payments cannot be accelerated and paid in 2017 and the excise tax becomes due, Mr. Samuel would be entitled to the “gross-up payment,” and his “excess parachute payments” would be non-deductible for federal income tax purposes.

For an estimate of the amounts payable to Mr. Samuel and Ms. Kilborne under their employment agreements in connection with a qualifying termination of employment following the merger, including an estimate of Mr. Samuel’s gross-up payment and the amount of the non-deductible compensation related to Mr. Samuel’s excess parachute payments if penalties are triggered under Sections 280G and 4999 of the Internal Revenue Code, see “—Merger-Related Compensation for Sunshine’s Named Executive Officers” below. Assuming the merger was completed and the executive officer experienced a qualifying termination of employment on October 9, 2017, the estimated amount of cash severance that would be payable to the one other executive officer with an employment agreement is $699,349.

Non-Competition Agreement with Andrew S. Samuel

In connection with the execution of the merger agreement, Sunshine, Sunshine Bank, CenterState and CenterState Bank entered into a non-competition agreement with Mr. Samuel, dated as of August 12, 2017, pursuant to which Mr. Samuel agreed that during the “restricted period,” he will not: (1) engage in certain competitive activities with respect to Sunshine, Sunshine Bank, CenterState and CenterState Bank within 35 miles of any location in which Sunshine or Sunshine Bank has a branch or business office immediately prior to the effective time of the merger; and (2) solicit any employee, customer or prospective customer of Sunshine, Sunshine Bank, CenterState or CenterState Bank. The “restricted period” is defined as the 24-month period following the date on which Mr. Samuel’s employment relationship with Sunshine, Sunshine Bank, CenterState and/or CenterState Bank, as applicable, terminates for any reason. Mr. Samuel agreed to the foregoing covenants in consideration of the severance payments and benefits that he is entitled to receive under his employment agreement with Sunshine and Sunshine Bank described above and as a condition to CenterState and Sunshine entering into the merger agreement.

Supplemental Executive Retirement Plan Agreement for Andrew S. Samuel

Sunshine Bank provides supplemental retirement benefits to Mr. Samuel through his supplemental executive retirement plan agreement (the “SERP”). The SERP entitles Mr. Samuel to receive an annual benefit equal to 40% of his “final pay,” defined as the highest annualized base salary and bonus from the three years prior to Mr. Samuel’s separation from service, payable in monthly installments over 15 years following separation from service. The benefit percentage could increase to 50% or 60% of final pay provided certain core earnings thresholds are achieved by Sunshine Bank in any calendar year before Mr. Samuel’s separation from service. Mr. Samuel becomes fully vested in his supplemental retirement benefit upon the attainment of age 63 (the “normal retirement age”) while employed with Sunshine Bank.

In the event of a change in control, such as the merger, Mr. Samuel would receive a lump sum payment equal to the present value of an annual benefit equal to 70% of his “projected final pay,” defined as the amount of final pay described above increased by 4% annually from the date of the change in control until normal retirement age (63), payable for 15 years, which the amount would be discounted from the normal retirement age to the date of the change in control. Under the terms of the SERP, this benefit would be paid to Mr. Samuel within 90 days following the change in control. In accordance with the terms of the merger agreement, however, Sunshine Bank will, as directed by CenterState, terminate the SERP prior to the merger and pay to Mr. Samuel his change in control benefit in full.

For an estimate of the amount payable under the SERP in connection with the merger to Mr. Samuel, see “—Merger-Related Compensation for Sunshine’s Named Executive Officers” below.

Change in Control Agreements with Certain Executive Officers

Sunshine Bank previously entered into change in control agreements with Janak M. Amin, Co-President of Sunshine Bank and three other executive officers. Pursuant to the merger agreement, CenterState has agreed to honor in accordance with their terms all benefits payable under these change in control agreements, which provide certain benefits in the event the executive officer’s employment is terminated under specified circumstances and within a specified period of time following a change in control, such as the merger.

If (1) an executive officer’s employment is terminated without “cause” (as defined in the change in control agreements) following the occurrence of a change in control, or (2) the executive officer terminates his or her employment for any reason (or no reason) within 30 days of the occurrence of a change in control, Sunshine Bank will pay to the executive officer a lump sum cash payment equal to two times the sum of his or her: (1) annual base salary in effect immediately prior to termination of employment and (2) last annual cash bonus earned.

For an estimate of the amounts payable in connection with a qualifying termination of employment following the merger to Mr. Amin under his change in control agreement, see “—Merger-Related Compensation for Sunshine’s Named Executive Officers” below. Assuming the merger was completed and the other executive officers experienced a qualifying termination of employment on October 9, 2017, the estimated amount of cash severance that would be payable to the three other executive officers, as a group, is $1.62 million.

Accelerated Vesting of Certain Compensatory Amounts

Subject to the terms of the merger agreement, Sunshine may, in consultation with CenterState, accelerate the payment of certain compensatory amounts so that they are paid in 2017 for tax planning purposes with respect to Sections 280G and 4999 of the Internal Revenue Code. Such amounts may include the acceleration of the vesting date of Sunshine restricted stock, the 2017 bonuses anticipated to be due in 2018 and the change in control severance benefits due to the executive officers under their employment or change in control agreements.

Indemnification and Insurance of Directors and Officers

CenterState has agreed that all rights to indemnification and exculpation from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the merger in favor of the present and former officers and directors of Sunshine and Sunshine Bank as provided under the articles of incorporation or bylaws of Sunshine or Sunshine Bank, or permitted under applicable law, will survive the merger and continue for six years following the merger.

In addition, CenterState has agreed to maintain a directors’ and officers’ liability insurance policy for six years following the merger to cover the present officers and directors of Sunshine and Sunshine Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the merger; provided that CenterState is not obligated to pay in the aggregate more than 200% of Sunshine’s annual premiums for such coverage.

Employee Stock Ownership Plan

The Sunshine Bank Employee Stock Ownership Plan (the “ESOP”) is a tax-qualified plan that covers substantially all of the employees of Sunshine Bank who have attained age 21 and completed 1,000 hours of service. The ESOP received a loan from Sunshine, the proceeds of which were used to acquire shares of Sunshine common stock for the benefit of plan participants. The ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, using contributions received from Sunshine Bank. Prior to the effective time of the merger, the outstanding ESOP loan will be repaid by the ESOP by delivering a sufficient number of unallocated shares of Sunshine common stock to Sunshine and, if after remitting such shares there remains any unpaid amount under the ESOP loan, such unpaid amount, including any unpaid but accrued interest, will be forgiven by Sunshine at the effective time of the merger. Any unallocated shares remaining in the ESOP suspense account (after the repayment of the outstanding loan) will be allocated to the active plan participants pro-rata as earnings. As of the effective time of the merger, the ESOP will be terminated and all allocated shares of common stock held by the ESOP will be converted into the merger consideration.

As a result of the foregoing, Sunshine’s executive officers, as well as other employees who participate in the ESOP, will receive a benefit in connection with the ESOP’s termination to the extent that the stock price of

Sunshine common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares.

For an estimate of the additional benefits that Sunshine’s named executive officers would receive upon the effective time of the merger, see “—Merger-Related Compensation for Sunshine’s Named Executive Officers” below. Based on account levels as of October 9, 2017, and a stock price of $21.50, the estimated value of the additional benefits that the four other executive officers would receive, as a group, is $250,528.

New Arrangements with Sunshine Executive Officers

Prior to and from time to time since the execution of the merger agreement, CenterState has engaged, and it expects to continue to engage, in discussions with certain executive officers of Sunshine about potential roles with the combined company after the consummation of the merger. There is at this time no assurance that those discussions will result in any additional agreements with CenterState or, if so, what the terms and conditions of any such agreements would be.

Merger-Related Executive Compensation for Sunshine’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Sunshine’s named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The following table sets forth the amount of payments and benefits that each of Sunshine’s named executive officers would receive in connection with the merger, assuming the following assumptions (except as otherwise provided in the footnotes to the following table): (1) the effective time of the merger is January 1, 2018; and (2) each named executive officer experiences a qualifying termination of employment on January 1, 2018. The table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control. Amounts below are based on certain assumptions that may or may not actually occur. As a result, the actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

Executive	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Andrew S. Samuel	5,448,507	883,245	7,615,913	50,161	—	110,630	14,108,456
Dana S. Kilborne	840,000	—	—	—	—	—	840,000
Janak M. Amin	840,000	206,046	—	—	—	34,940	1,080,986

(1)

For Mr. Samuel, his cash amount represents three times the sum of (i) his highest annual base salary during the immediately preceding three calendar years; (ii) his highest cash bonus and other cash incentive compensation earned with respect to one of the three calendar years preceding the year of termination; and (iii) the highest value of stock options and other stock-based incentives awarded to him with respect to one of the three calendar years preceding the year of termination, which value will be determined based upon the grant-date fair value of the award determined in accordance with ASC Topic 718 of the FASB Accounting Standards. Mr. Samuel is entitled to receive such cash amount under his employment agreement with Sunshine and Sunshine Bank. Mr. Samuel’s payment is contingent upon his adherence to the non-competition and non-solicitation covenants set forth in his non-competition agreement described above under “—Non-Competition Agreement with Andrew S. Samuel.”

For Ms. Kilborne, her cash amount represents a lump sum cash payment equal to two times the sum of her (i) annual base salary in effect immediately prior to termination of employment; and (ii) last annual cash bonus earned, which she is entitled to receive under her employment agreement with Sunshine Bank. For Mr. Amin, his cash amount represents a lump sum cash payment equal to two times the sum of his (i) annual base salary in effect immediately prior termination of employment; and (ii) last annual cash bonus earned, which he is entitled to receive under his change in control agreement with Sunshine Bank.

The cash severance payments to Mr. Samuel, Ms. Kilborne and Mr. Amin are modified single trigger benefits due to their contractual right to payments for any reason or no reason within 30 days of a change in control.

(2)

As described above, all unvested equity awards held by Sunshine’s named executive officers will become vested at the effective time (i.e., single trigger vesting) and will either (i) be settled for the merger consideration, in the case of Sunshine restricted stock awards, or (ii) be assumed by CenterState, in the case of Sunshine stock options. Set forth below are the values of each type of equity-based award outstanding that would become vested upon the assumed effective time of January 1, 2018. Each restricted stock award is based on a price per share value of $21.50, which represents the average closing price per share of Sunshine common stock over the first five business days following the announcement of the merger agreement. The value of each accelerated stock option below is equal to $21.50 minus its exercise price.

Name	Stock Options ($)	Restricted Stock ($)
Andrew S. Samuel	519,293	363,952
Dana S. Kilborne	—	—
Janak M. Amin	115,746	90,300

(3)

The amount in this column represents the change in control benefit payable to Mr. Samuel under the SERP, as described under “—Supplemental Executive Retirement Plan Agreement for Andrew S. Samuel” using a discount rate of 5.0%. Mr. Samuel’s change in control benefit under the SERP is expected to be paid prior to the effective time of the merger in accordance with the Merger Agreement and Section 409A of the Internal Revenue Code, and is a single trigger benefit because the payment is conditioned solely upon a change in control, such as the merger.

(4)

The amount in this column represents the present value of the cash equivalent of the cost of providing continued coverage for Mr. Samuel under the life, disability, and medical insurance plans and other welfare arrangements currently sponsored by Sunshine Bank for three years pursuant to Mr. Samuel’s employment agreement. The present value was calculated using a discount rate equal to 120% of the applicable federal rate (compounded semi-annually) for September 2017, as published by the Internal Revenue Service.

(5)

As described above under “—Employment Agreements with Certain Executive Officers,” Mr. Samuel is entitled to a “gross-up” payment if the payments under his employment agreement or any other payments contingent on the merger trigger liability under Sections 280G and 4999 of the Internal Revenue Code for an excise tax on “excess parachute payments.” Assuming the effective time of the merger is January 1, 2018, CenterState and Sunshine, in consultation with their tax advisors, currently estimate that there will be no excess parachute payments made to Mr. Samuel that would trigger any “gross-up” payment to him, so long as Mr. Samuel’s change in control-related payments under his employment agreement and SERP are accelerated and paid in 2017. If the effective time of the merger is delayed and Mr. Samuel’s change in control-related payments cannot be accelerated and paid in 2017 and the excise tax becomes due, CenterState has agreed to honor Mr. Samuel’s employment agreement and pay him the gross-up payment so that he would be in the same after-tax position he would have been in if the excise tax under Sections 280G and 4999 of the Internal Revenue Code had not been imposed.

To the extent that Mr. Samuel’s change in control payments under his employment agreement and SERP are not accelerated and paid in 2017, and Sunshine Bank does not accelerate the vesting date of the Sunshine restricted stock and the payment date of the 2017 bonuses anticipated to be due in 2018, the estimated gross-up payment payable to Mr. Samuel would be $6,640,353 and the estimated excess parachute payment payable to Mr. Samuel that is not tax deductible as a result of Section 280G of the Internal Revenue Code is $19,273,625.

(6)

The amounts in this column represent the estimated additional benefits received by the named executive officer that is attributable to the Sunshine Bank ESOP as result of its termination and the resulting allocation of shares in the unallocated ESOP suspense account. Amounts in this column were determined based on a per share value for Sunshine common stock of $21.50. See “—Employee Stock Ownership Plan.”

Accounting Treatment

The merger will be accounted for using the purchase method of accounting with CenterState treated as the acquiror. Under this method of accounting, Sunshine’s assets and liabilities will be recorded by CenterState at their respective fair values as of the date of completion of the merger. Financial statements of CenterState issued after the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of CenterState.

Regulatory Approvals

The merger must be approved by, or CenterState must receive a waiver from, the Federal Reserve and the bank merger must be approved by the OCC. Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. The parties have filed applications and notifications to obtain these regulatory approvals or waivers.

Although we currently believe that we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to CenterState after the completion of the merger or will contain a materially burdensome regulatory condition.

Federal Reserve. Completion of the merger is subject, among other things, to approval by the Federal Reserve pursuant to Section 4 of the Bank Holding Company Act or obtaining a waiver from the approval requirement from the Federal Reserve. CenterState has received the waiver of approval from the Federal Reserve. In considering the approval of an application under Section 4 of the BHC Act, the Federal Reserve is required to consider whether performance of the activity by a bank holding company or its subsidiary can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, unsound banking practices or risk to the stability of the United States banking or financial system. As part of its evaluation of an acquisition of a savings institution by a bank holding company, the Federal Reserve reviews factors including: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios of the combined company (both in terms of absolute capital ratios and capital ratios relative to peer groups determined by the regulators), (2) the effect of the proposal on competition in the relevant markets, (3) the convenience and needs of the communities to be served, (4) the effectiveness of the companies in combatting money laundering, and (5) the risk to the stability of the United States banking or financial system. The Federal Reserve also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977, which we refer to as the “CRA.” In their most recent respective CRA examinations, CenterState Bank and Sunshine Bank each received an overall “satisfactory” CRA performance rating. A waiver from the application requirement may be obtained, if the merger of the subsidiary bank will occur immediately after but in effect simultaneously with the holding company merger such that the subsidiary bank will never operate as a separate entity once the merger occurs; the bank merger requires the prior approval of another federal regulator (in this case the OCC) under the Bank Merger Act; the merger does not involve the acquisition of any other nonbank company that would require approval under Section 4 of the BHC Act; both before and after the proposed transaction, the holding company is in compliance with applicable capital requirements; and the Federal Reserve has not previously notified the holding company that it is not eligible for the waiver.

The BHC Act and the Federal Reserve regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve determines that a hearing or meeting would be appropriate. The Federal Reserve takes into account the views of third party commentators, particularly on the subject of the merging parties’ service to their communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

OCC. The prior approval of the OCC will be required under the federal Bank Merger Act to merge Sunshine Bank with and into CenterState Bank. In evaluating an application filed under the Bank Merger Act, the OCC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks that are party to the bank merger, (3) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (4) the banks’ effectiveness in combating money-laundering activities, and (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the OCC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Transactions approved by the OCC generally may not be completed until 30 days after the approval is received, during which time the Department of Justice, which we refer to as the “DOJ,” may challenge the transaction on antitrust grounds. With the approval of the OCC, and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the OCC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Board of Directors and Management of CenterState Following the Merger

The directors and officers of CenterState immediately after the effective time of the merger will consist of (i) the directors and officers of CenterState immediately prior to the effective time of the merger, and (ii) if the HCBF Merger is consummated, Michael J. Brown, Sr. (Chairman and Chief Executive Officer of HCBF and Harbor Community Bank). The directors and officers of the surviving company will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Information regarding the executive officers and directors of CenterState, except Michael J. Brown, Sr. and David G. Salyers, who was appointed to the board of directors of CenterState on July 20, 2017, is contained in documents filed by CenterState with the SEC and incorporated by reference into this proxy statement/prospectus, including CenterState’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Definitive Proxy Statement on Schedule 14A for its 2017 annual meeting, filed with the SEC on March 2, 2017. See “Documents Incorporated By Reference”. Information regarding David G. Salyers and Michael J. Brown, Sr. is included below.

David G. Salyers

David G. Salyers, age 58, was appointed to the boards of directors of CenterState and CenterState Bank on July 20, 2017, to serve until the next annual meeting of shareholders. Mr. Salyers is head of Brand Activation Marketing for Chick-fil-A, Inc., the Atlanta based fast food restaurant chain, where he has spent his entire career. He also is active in community activities, including being on the board of directors for Re-Think, a non-profit organization behind the Orange Conference, dedicated to character development in children, and the board for Growing Leaders Foundation, an organization dedicated to developing the next generation of leaders. He also is on the board of trustees for the Chick-Fil-A Peach Bowl and the board of the Atlanta Sports Council. He is author of the book “Remarkable!” on company culture. Mr. Salyers’ experience in operating a national service-oriented business and leadership development is considered a valuable asset to CenterState and CenterState Bank as it continues to grow into a larger community bank with a focus on the customer and employees. Mr. Salyers is considered independent as defined by the NASDAQ rules and is subject to the same rules relating to related party transactions as the other directors.

Michael J. Brown, Sr.

Michael J. Brown, Sr., age 76 has served as Chairman and Chief Executive Officer of HCBF since its inception and of Harbor Community Bank since its acquisition by HCBF in 2011. Mr. Brown was the former

President, Chief Executive Officer and Chairman of the Board of Directors of Harbor Federal Savings and Loan Association (“Harbor Federal”) from 1976 until its sale to National City in 2006. Mr. Brown began his banking career with Prudential Savings & Loan in Clayton, Missouri in 1964 and ultimately became that institution’s Chief Financial Officer. In 1972, he moved to University Federal Savings & Loan Association in Coral Gables, Florida to assume the title of Senior Vice President and Chief Financial Officer. He joined Harbor Federal in Fort Pierce, Florida in 1974. Mr. Brown received a bachelor’s degree from St. Louis University in 1962. He has served on numerous community, state and national organizations, including serving as Director of America’s Community Bankers, Director of the Florida Bankers Association, and member of the Advisory Board of the Federal Home Mortgage Corporation. Mr. Brown also completed a two-year appointment on the Thrift Institutions Advisory Council to the Federal Reserve Board of Governors and is currently a board member of the Hands Clinic of St. Lucie County and the Harbor Branch Oceanographic Institute Foundation. Mr. Brown’s significant experience in and knowledge related to the banking industry will be a valuable asset to CenterState and CenterState Bank, and the integration of CenterState with HCBF.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The Merger

The boards of directors of Sunshine and CenterState have each unanimously approved the merger agreement and related plan of merger, which provides for the merger of Sunshine with and into CenterState, with CenterState as the surviving company in the merger. Each share of CenterState common stock outstanding immediately prior to the effective time of the merger will remain outstanding as one share of CenterState common stock. Each share of Sunshine common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.89 of a share of CenterState common stock (the “Merger Consideration”).

The merger agreement also provides that immediately after the effective time of the merger but in effect simultaneously on the date the merger closes, Sunshine Bank, which is a federal stock savings bank and wholly owned subsidiary of Sunshine, will merge with and into CenterState Bank, a national banking association and wholly owned subsidiary of CenterState, with CenterState Bank as the surviving bank of such merger. The terms and conditions of the merger of CenterState Bank and Sunshine Bank are set forth in a separate merger agreement (referred to as the “Bank merger agreement”), which is attached as an exhibit to the merger agreement. As provided in the Bank merger agreement, the merger of CenterState Bank and Sunshine Bank may be abandoned at the election of CenterState Bank at any time, whether before or after filings are made for regulatory approval of such merger. We refer to the merger of CenterState Bank and Sunshine Bank as the “bank merger.”

Closing and Effective Time of the Merger

Unless both CenterState and Sunshine agree to a later date, the closing of the merger will take place no later than three business days after all of the conditions to the closing of the merger have been satisfied or waived in accordance with their terms. CenterState will file articles of merger with the Florida Department of State and the Maryland State Department of Assessments and Taxation. The merger will become effective at such time as the last articles of merger are filed or such other time as may be specified in the articles of merger.

We currently expect that the merger will be completed in the first quarter of 2018, subject to the approval of the merger agreement by Sunshine stockholders, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods and the satisfaction of other customary closing conditions. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. No assurance is made as to whether, or when, CenterState and Sunshine will obtain the required approvals or complete the merger. See “—Conditions to Completion of the Merger.”

Merger Consideration

Under the terms of the merger agreement, each share of Sunshine common stock outstanding immediately prior to the effective time of the merger (excluding certain shares held by Sunshine, CenterState and their wholly-owned subsidiaries and shares of Sunshine common stock that are remitted to Sunshine prior to effectiveness of the merger to repay the ESOP loan owed by the Sunshine ESOP to Sunshine) will be converted into the right to receive the merger consideration.

No fractional shares of CenterState common stock will be issued in connection with the merger. Instead, CenterState will make a cash payment, without interest, to each Sunshine stockholder who would otherwise receive a fractional share of CenterState common stock, equal to: (i) the fractional share amount multiplied by (ii) the average closing price per share of CenterState common stock on NASDAQ for the 10 trading day period ending on the later of (i) the date on which the last required regulatory approval is obtained without regard to any requisite waiting period, or (ii) the date on which the Sunshine stockholders approve the merger agreement.

All shares of CenterState common stock received by Sunshine stockholders in the merger will be freely tradable, except that shares of CenterState common stock received by persons who become affiliates of CenterState for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

If CenterState or Sunshine change the number of shares of CenterState common stock or Sunshine common stock outstanding prior to the effective time of the merger as a result of a stock split, stock combination, stock dividend, recapitalization or similar recapitalization with respect to the CenterState common stock or Sunshine common stock and the record date for such corporate action is prior to the effective time of the merger, then the merger consideration shall be appropriately and proportionately adjusted.

The value of the shares of CenterState common stock to be issued to Sunshine stockholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current sale prices for the CenterState common stock. See “Risk Factors—Because the market price of the CenterState common stock may fluctuate, Sunshine stockholders cannot be sure of the market value of the merger consideration that they will receive in the merger until the closing” on page 35 of this proxy statement/prospectus.

Procedures for Converting Shares of Sunshine Common Stock into Merger Consideration

Exchange Agent

CenterState will designate a third party to act as the exchange agent in connection with the merger (such agent is referred to in this proxy statement/prospectus as the “exchange agent”). The exchange agent will also act as the agent for Sunshine stockholders to receive Sunshine certificates/book-entry shares and will obtain no rights or interests in the shares represented thereby. Prior to the effective time of the merger, CenterState will deposit, or cause to be deposited, with the exchange agent the aggregate number of shares of CenterState common stock, together with (to the extent then determinable) any cash payable in lieu of fractional shares, necessary to satisfy the aggregate merger consideration payable.

Transmittal Materials and Procedures

Promptly (but not more than five business days) after the effective time of the merger, CenterState will cause the exchange agent to send transmittal materials, which will include the appropriate form of letter of transmittal, to holders of record of shares of Sunshine common stock (other than excluded shares) providing instructions on how to effect the transfer and cancellation of shares of Sunshine common stock in exchange for the merger consideration.

After the effective time of the merger, when a Sunshine stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of Sunshine common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder (i) the number of shares of CenterState common stock that such holder is entitled to receive as a result of the merger; and (ii) any cash in lieu of fractional shares and in respect of dividends or other distributions to which the holder is entitled.

No interest will be paid or accrued on any amount payable upon cancellation of shares of Sunshine common stock. The shares of CenterState common stock issued in accordance with the merger agreement upon conversion of the shares of Sunshine common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Sunshine common stock.

If any portion of the merger consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such exchange that (i) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (ii) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the merger consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of CenterState that such tax has been paid or is not required to be paid. Payment of the applicable merger consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered. The shares of CenterState common stock may be in uncertificated book-entry form, unless a physical certificate is otherwise required by any applicable law.

Surrender of Sunshine Stock Certificates/Book Entry Shares

The exchange agent will mail to each holder of record of Sunshine common stock a Letter of Transmittal along with instructions for completing the Letter of Transmittal and delivering back to the exchange agent the completed Letter of Transmittal along with the stock certificates representing the shares of Sunshine common stock held by the stockholder.

Upon surrender to the exchange agent of the certificate(s) representing his or her shares of Sunshine common stock, accompanied by a properly completed Letter of Transmittal, a Sunshine stockholder will be entitled to receive the merger consideration (including any cash in lieu of fractional shares). Until surrendered, each such certificate will represent after the effective time of the merger only the right to receive the merger consideration, without interest (including any cash in lieu of fractional shares) and any dividends or distributions to which such holder is entitled.

No dividends or other distributions with respect to CenterState common stock after completion of the merger will be paid to the holder of any unsurrendered Sunshine stock certificates with respect to the shares of CenterState common stock represented by those certificates until those certificates have been properly surrendered. Subject to applicable abandoned property, escheat or similar laws, following the proper surrender of any such previously unsurrendered Sunshine stock certificate, the holder of the certificate will be entitled to receive, without interest: (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of CenterState common stock represented by that certificate; and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of CenterState common stock represented by that certificate with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the shares of CenterState common stock issuable in exchange for that certificate.

None of CenterState, the exchange agent or any other person will be liable to any former Sunshine stockholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any Sunshine stock certificate is lost, stolen or destroyed, in order to receive the merger consideration (including cash in lieu of any fractional shares), the holder of that certificate must provide an affidavit of that fact and, if reasonably required by CenterState or the exchange agent, post a bond in such amount as CenterState or the exchange agent determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.

Equity Compensation

If the merger is completed, each option to acquire shares of Sunshine common stock that is then outstanding will automatically become vested and will be converted into an option to purchase that number of shares of CenterState common stock equal to the number of shares of Sunshine common stock to which the option holder is entitled to purchase multiplied by the merger consideration (rounded to the nearest whole share). The exercise price will equal the Sunshine exercise price divided by the merger consideration (rounded to the nearest cent).

If the merger is completed, each outstanding restricted stock award will fully vest and receive the merger consideration.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, Sunshine and CenterState have agreed to certain restrictions on their activities until the effective time of the merger unless consented to by the other party. CenterState has agreed that it will use commercially reasonable efforts to carry on its business consistent with prudent banking practices and in compliance in all material respects with applicable laws. Sunshine has agreed that it will use commercially reasonable efforts to:

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carry on its business, including the business of Sunshine Bank, only in the ordinary course of business and consistent with prudent banking practice and in compliance in all material respects with all applicable laws;

•	preserve its business organization and assets intact;

•	keep available to itself and CenterState the present services of the current officers and employees of Sunshine and Sunshine Bank; and

•	preserve for itself and CenterState the goodwill of its customers, key employees, lessors and others with whom business relationships exists.

CenterState has also agreed until effectiveness of the merger it will not take any action that is intended or is reasonably likely to:

•	prevent, delay or impair in any material respect CenterState’s ability to consummate the merger or the transactions contemplated by the merger agreement;

•	prevent the merger from qualifying as a reorganization under the Internal Revenue Code;

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result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to effectiveness of the merger, or in any of the conditions of the merger not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law; or

•	agree to take, commit to take, or adopt any resolution of its board of directors in support of, any of the actions prohibited by the merger agreement.

Sunshine has also agreed that it will not, and will cause Sunshine Bank not to do any of the following without the prior written consent of CenterState or as otherwise previously disclosed to CenterState:

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(i) issue, sell, grant, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock (except for issuances of Sunshine common stock upon the exercise of Sunshine stock options), any rights, any new award or grant under the Sunshine stock plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) accelerate the vesting of any existing rights, or (iii) directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, repurchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any rights issued and outstanding prior to the effective time (other than the acquisition of shares of Sunshine common stock from a holder of Sunshine stock options in satisfaction of withholding obligations or in payment of the exercise price, as may be permitted pursuant to Sunshine stock plans or the applicable award agreements);

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make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for (i) dividends from Sunshine Bank to Sunshine, consistent with past practice, and (ii) distributions payable to service Sunshine’s outstanding subordinated notes;

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enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of Sunshine or Sunshine Bank, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the ordinary course of business and pursuant to policies currently in effect, provided that, such increases will not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of Sunshine or Sunshine Bank, (ii) as may be required by law, (iii) to satisfy contractual obligations, (iv) incentive or bonus payments either in accordance with past practice or in accordance with the terms of the Sunshine Bank executive incentive plan, or (v) severance in accordance with past practice;

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hire any person as an employee of Sunshine or Sunshine Bank, except for at-will employees at an annual rate of salary not to exceed $75,000 to fill vacancies that may arise from time to time in the ordinary course of business;

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enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law, subject to the provision of prior written notice to and consultation with CenterState, (ii) to satisfy contractual obligations, (iii) as previously disclosed to CenterState, or (iv) as may be required pursuant to the terms of the merger agreement) any Sunshine benefit plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Sunshine or Sunshine Bank;

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except pursuant to agreements or arrangements in effect on the date of the merger agreement, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates of any of its officers or directors other than (i) loans in accordance with Regulation O of the Federal Reserve and consistent with past practice and in the ordinary course of business and (ii) compensation or business expense advancements or reimbursements in the ordinary course of business;

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except in the ordinary course of business (including the sale, transfer or disposal of other real estate owned), sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Sunshine or Sunshine Bank;

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acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, debt, business, deposits or properties of any other entity or person, except for purchases specifically approved by CenterState;

•	make any capital expenditures in amounts exceeding $100,000 individually, or $250,000 in the aggregate;

•	amend Sunshine’s articles of incorporation or bylaws or any equivalent documents of Sunshine Bank;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws, GAAP or at the direction of a governmental authority;

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enter into, amend, modify, terminate, extend, or waive any material provision of, any Sunshine material contract, lease or insurance policy, or make any material change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, other than normal renewals of contracts, licenses and leases without material adverse changes of terms with respect to Sunshine or Sunshine Bank, or enter into any contract that would constitute a Sunshine material contract if it were in effect on the date of the merger agreement, except for any amendments, modifications or terminations requested by CenterState;

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other than settlement of foreclosure actions in the ordinary course of business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Sunshine or Sunshine Bank is or becomes a party after the date of the merger agreement, which settlement or agreement involves payment by Sunshine or Sunshine Bank of an amount that exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of Sunshine or Sunshine Bank or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

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(i) enter into any material new line of business, introduce any material new products or services, or introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, its hedging practices and policies, except as required by applicable law, regulation or policies imposed by any governmental authority; or (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business;

•	enter into any derivative transaction;

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incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of 12 months (other than creation of deposit liabilities or sales of certificates of deposit in the ordinary course of business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (whether absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business;

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(i) acquire (other than (x) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (y) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, other than securities (A) rated “AA” or higher by either Standard and Poor’s Ratings Services of Moody’s Investor Service, (B) with a weighted average life of not more than five years and (C) otherwise in the ordinary course of business, nor (ii) change the classification method for any of the Sunshine investment securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320;

•	make any changes to deposit pricing other than such changes that may be made in the ordinary course of business, consistent with past practice;

•	except for loans or extensions of credit approved and/or committed as of the date of the merger agreement, (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by Sunshine or Sunshine Bank to such borrower or its affiliates would be in excess of $150,000 in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) secured loan over $1,500,000, (D) loan that is not made in conformity with Sunshine’s ordinary course lending policies and guidelines, or (E) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Sunshine or Sunshine Bank (without regard to whether such other loans have been advanced or remain to be advanced) exceeding $5,000,000; (ii) sell any loan or loan pools in excess of $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the ordinary course of business); or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where Sunshine or Sunshine Bank retains any servicing rights. Any loan in excess of the foregoing limits will require the prior written approval of the President or Chief Credit Officer or Credit Administrator of CenterState Bank. Notwithstanding the foregoing, Sunshine may, without obtaining the prior written approval of CenterState Bank (i) effect any modification to a loan or extension of credit that is not rated “substandard” or lower; (ii) extend the loan maturity or renew loans rated “watch” for no more than one year, where no additional credit is extended, or grant payment deferrals up to six months and renew loans rated “watch” or better where no additional credit is extended; and (iii) renew for up to two years any unsecured loan of less than $300,000 where no additional credit is extended. Sunshine may not effect any collateral release for any loan rated “watch” or lower without the prior approval of CenterState Bank;

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make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Sunshine or Sunshine Bank;

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except as required by applicable law or any governmental authority, make, in any manner different from Sunshine’s prior custom and practice, or change any material tax election, file any material amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, provided that, for purposes of the foregoing, “material” means affecting or relating to $10,000 or more in taxes or $25,000 or more of taxable income;

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commit any act or omission that constitutes a material breach or default by Sunshine or Sunshine Bank under any agreement with any governmental authority or under any Sunshine material contract, lease or other material agreement or material license to which Sunshine or Sunshine Bank is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits;

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foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I Environmental Site Assessment (or any applicable successor standard) of the property or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any hazardous substances under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances into structures on the property or into the ground, ground water, or surface water of the property;

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take any action or knowingly fail to take any action not contemplated by the merger agreement that is intended or is reasonably likely to (i) prevent, delay or impair Sunshine’s ability to consummate the merger or the transactions contemplated by the merger agreement, or (ii) prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the foregoing;

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except required by law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by CenterState;

•	merge or consolidate itself or Sunshine Bank with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or Sunshine Bank; or

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(i) enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law.

Regulatory Matters

CenterState has agreed to use its commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement, and Sunshine has agreed to furnish all information concerning Sunshine and the holders of Sunshine common stock as may be reasonably requested in connection with any such action.

CenterState and Sunshine have agreed to cooperate with each other and use their respective commercially reasonable efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and regulatory and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Sunshine and CenterState have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the information relating to Sunshine or CenterState, as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In addition, CenterState and Sunshine will consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement, and each party will keep the other apprised of the status of matters relating to the completion of the merger. CenterState and Sunshine shall promptly deliver to each other copies of all filings, orders and material correspondence to and from all governmental entities in connection with the transactions contemplated by the merger agreement.

Additionally, each of CenterState and Sunshine has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Registration Statement on Form S-4 or any other statement, filing, notice or application made by or on behalf of CenterState, Sunshine or any of their respective subsidiaries to any regulatory or governmental entity in connection with the merger, the bank merger of any or the other transactions contemplated by the merger agreement.

Nasdaq Listing

CenterState has agreed to cause the shares of CenterState common stock to be issued to the holders of Sunshine common stock in the merger to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Employee Matters

General

Following the effective time of the merger, CenterState must maintain employee benefit plans and compensation opportunities for the full-time employees of Sunshine and its subsidiaries on the closing date of the merger (referred to below as “covered employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are available on a uniform and non-discriminatory basis to similarly situated employees of CenterState or its subsidiaries (except that no covered employee may participate in any closed or frozen plan of CenterState or its subsidiaries). CenterState must give the covered employees full credit for their prior service with Sunshine and its subsidiaries for purposes of eligibility and vesting under any qualified or non-qualified employee benefit plan maintained by CenterState in which covered employees may be eligible to participate and for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by CenterState.

With respect to any CenterState health, dental, vision or other welfare plan in which any covered employee is eligible to participate, for the first plan year in which the covered employee is eligible to participate, CenterState or its applicable subsidiary must use its commercially reasonable best efforts to: (i) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to the covered employee and his or her covered dependents to the extent the condition was, or would have been, covered under the Sunshine benefit plan in which the covered employee participated immediately prior to the effective time of the merger; and (ii) recognize any health, dental, vision or other welfare expenses incurred by the covered employee and his or her covered dependents in the year that includes the closing date of the merger (or, if later, the year and which the covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements.

If, within six months after the effective time of the merger, unless otherwise addressed in an employment agreement entered into with CenterState Bank, any covered employee is terminated by CenterState or its subsidiaries other than “for cause” (as defined under the policies of CenterState and/or its subsidiaries) or resigns because he or she was offered a position with a material reduction in rate of base pay or that is outside a 50-mile radius of the current address of his or her primary work location at Sunshine Bank, then CenterState will pay severance to the covered employee in an amount equal to two weeks of base salary for each 12 months of such covered employee’s prior employment with Sunshine or Sunshine Bank; provided, however, that in no event will the total amount of severance for any current employee be less than four weeks of such base salary, nor greater than 26 weeks of such base salary. Any severance to which a covered employee may be entitled in connection with a termination occurring more than six months after the effective time of the merger will be as set forth in the severance policies of CenterState and its subsidiaries as then in effect.

At the effective time of the merger, all accrued and unused sick time for all employees of Sunshine and Sunshine Bank and all accrued and unused vacation time for all employees of Sunshine and Sunshine Bank shall be accorded such treatment as set forth in CenterState’s polices.

Prior to the effective time of the merger, Sunshine will, as directed by CenterState, (i) cause the termination of all salary continuation and supplement executive retirement plans, programs and agreements between Sunshine and/or Sunshine Bank and any officer or employee, and (ii) pay all amounts due its officers, directors and employees pursuant to the change in control provisions applicable under any Sunshine benefit plan in accordance with Section 409A of the Internal Revenue Code.

Sunshine has agreed to honor the employment agreements, change in control agreements, and severance arrangements in effect and as disclosed by Sunshine, unless superseded or terminated as of the effective time in the merger, with the consent of the parties to such agreements.

The Sunshine ESOP will be terminated in connection with the completion of the merger and distributions will occur following receipt of a favorable determination letter from the Internal Revenue Service in accordance with the terms of the ESOP.

Sunshine will establish a retention bonus pool to be paid to certain designated Sunshine employees, with such recipients, amounts of payments and timing of payments to be agreed upon by Sunshine and CenterState. The aggregate amount of such retention bonuses payable pursuant to the retention bonus pool may not exceed $150,000 in the aggregate.

Indemnification and Directors’ and Officers’ Insurance

For a period of six years after the effective time of the merger, CenterState must indemnify and defend the present and former directors, officers and employees of Sunshine and Sunshine Bank against all costs or expenses, damages or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions of such persons in the course of performing their duties for Sunshine or Sunshine Bank occurring at or before the effective time of the merger (including the transactions contemplated by the merger agreement), to the same extent as such persons have the right to be indemnified pursuant to the articles of incorporation or bylaws of Sunshine or similar governing documents of Sunshine Bank in effect on the date of the merger agreement and to the extent permitted by applicable Maryland law. CenterState has agreed to pay such expenses to each indemnified party to the fullest extent permitted by the provisions of Maryland law and Sunshine’s articles of incorporation and bylaws.

For a period of six years after the effective time of the merger, CenterState will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Sunshine or Sunshine Bank with respect to claims against them arising from facts or events occurring before the effective time of the merger (including the transactions contemplated by the merger agreement). The directors’ and officers’ liability insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified person as the coverage currently provided by Sunshine; provided, however, that: (i) if CenterState is unable to obtain or maintain the directors’ and officers’ liability insurance, then CenterState will provide as much comparable insurance as is reasonably available; and (ii) officers and directors of Sunshine or its subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the insurance risk to obtain such insurance. In no event shall Sunshine expend, or CenterState be required to expend, for the tail insurance a premium amount in excess of 200% of the annual premiums paid by Sunshine for its directors’ and officers’ liability insurance in effect as of the date of the merger agreement. If the cost of the tail insurance exceeds such maximum premium for the tail insurance, then Sunshine or CenterState, as applicable, will obtain tail insurance or a separate tail insurance policy with the greatest coverage available for a cost not exceeding such maximum premium.

CenterState has agreed that it will not consolidate with or merge with any other corporation or entity where it is not the continuing or surviving corporation, or transfer all or substantially all of its property or assets, unless proper provision is made so that the successors and assigns of CenterState and its subsidiaries assume the obligations of indemnification under the merger agreement.

Third Party Proposals

Sunshine has agreed that, from the date of the merger agreement it will not, and will cause Sunshine Bank and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Sunshine or Sunshine Bank to, directly or indirectly, (i) induce or knowingly encourage or take any action to facilitate an inquiry or proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal; (ii) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access to, any person (other than CenterState) any information or data with respect to Sunshine or Sunshine Bank or otherwise relating to an acquisition proposal; (iii) release any person from, waive any provision of, or fail to enforce any confidentiality agreement or standstill agreement to which Sunshine is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CenterState), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction.

For purposes of the merger agreement, an “acquisition transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Sunshine or Sunshine Bank; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the assets of Sunshine or Sunshine Bank; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Sunshine or Sunshine Bank; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Sunshine or Sunshine Bank; or (E) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

However, at any time prior to the approval of the merger agreement by the Sunshine stockholders, if (i) Sunshine receives a bona fide unsolicited acquisition proposal, (ii) the Sunshine board of directors determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and it is reasonably necessary to take such actions to comply with its fiduciary duties to Sunshine’s stockholders under applicable law, (iii) Sunshine has provided CenterState with at least three business days’ prior notice of such determination, and (iv) prior to furnishing or affording access to any information or data with respect to Sunshine or Sunshine Bank or otherwise relating to an acquisition proposal, Sunshine receives from such person a confidentiality agreement with terms no less favorable to Sunshine than those contained in the confidentiality agreement with CenterState. Sunshine must promptly provide to CenterState any non-public information regarding Sunshine or Sunshine Bank provided to any other person that was not previously provided to CenterState, and such additional information must be provided no later than the date of provision of such information to such other party.

A “superior proposal” means a bona fide, unsolicited acquisition proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Sunshine or Sunshine Bank, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Sunshine common stock or more than 50% of the assets of Sunshine and Sunshine Bank, taken as a whole, for consideration consisting of cash and/or securities, and (ii) that the board of directors of Sunshine determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (a) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (b) taking into account any changes to the merger agreement proposed by CenterState in response to such acquisition proposal, such proposal is more favorable to the stockholders of Sunshine from a financial point of view than the merger.

Sunshine must promptly (and in any event within 24 hours) notify CenterState in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Sunshine or its representatives, in each case in connection with any acquisition proposal, and such notice must indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications), except to the extent (i) that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) discussions of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Sunshine has agreed that it will keep CenterState informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

Except as provided below, neither the board of directors of Sunshine nor any of its committees may (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to CenterState in connection with the transactions contemplated by the merger agreement (including the merger), the Sunshine recommendation to approve the merger with CenterState, fail to reaffirm the Sunshine recommendation to approve the merger with CenterState within three business days following a request by CenterState, or make any statement, filing or release, in connection with the special meeting or otherwise, inconsistent with the Sunshine recommendation to approve the merger with CenterState (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of the Sunshine recommendation to approve the merger with CenterState); (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal; or (iii) enter into (or cause Sunshine or Sunshine Bank to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (a) related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the foregoing) or (b) requiring Sunshine to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

Notwithstanding the foregoing, prior to the approval of the merger at the special meeting, the board of directors of Sunshine may approve or recommend a superior proposal to the Sunshine stockholders and withdraw, qualify, amend or modify the Sunshine recommendation to approve the merger with CenterState or take any of the other actions otherwise prohibited by the foregoing (a “Sunshine Subsequent Determination”) after the fifth business day following CenterState’s receipt of a notice (the “Notice of Superior Proposal”) from Sunshine advising CenterState that the board of directors of Sunshine has decided that a bona fide unsolicited written acquisition proposal that it received (that did not result from a breach of the merger agreement) constitutes a superior proposal if, but only if, (i) the board of directors of Sunshine has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be reasonably likely to violate its fiduciary duties to Sunshine’s stockholders under applicable law, (ii) during the five business day period after receipt of the Notice of Superior Proposal by CenterState (the “Notice Period”), Sunshine and the board of directors of Sunshine has cooperated and negotiated in good faith with CenterState to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Sunshine to proceed with the Sunshine Recommendation without a Sunshine Subsequent Determination; provided, however, that CenterState does not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CenterState since its receipt of such Notice of Superior Proposal, the board of directors of Sunshine has again in good faith made the determination that such acquisition proposal constitutes a superior proposal. In the event of any material revisions to the superior proposal, Sunshine is required to deliver a new Notice of Superior Proposal to CenterState and again comply with the foregoing requirements, except that the Notice Period will be reduced to three business days.

If the Sunshine board of directors makes a change in recommendation, or if Sunshine pursues a superior proposal, Sunshine could be required to pay CenterState a termination fee of $7.068 million in cash. See “—Termination,” and “—Termination Fee.”

Representations and Warranties

The merger agreement contains generally customary representations and warranties of CenterState and Sunshine relating to their respective businesses that are made as of the date of the merger agreement and as of the closing date of the merger. The representations and warranties of each of CenterState and Sunshine have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•

have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement that may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by CenterState and Sunshine to each other primarily relate to:

•	corporate organization, existence, power and authority;

•	capitalization;

•	corporate authorization to enter into the merger agreement and to consummate the merger;

•	absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

•	regulatory approvals and consents required in connection with the merger and the bank merger;

•	reports filed with governmental entities, including the SEC;

•	financial statements;

•	absence of material adverse effect on each party since December 31, 2016;

•	compliance with laws and the absence of regulatory agreements;

•	litigation;

•	tax matters;

•	material contracts;

•	insurance policies;

•	loan portfolio;

•	environmental matters;

•	receipt of a fairness opinion;

•	fees paid to financial advisors; and

•	accuracy of the information supplied by each party for inclusion or incorporation by reference in this proxy statement/prospectus.

Sunshine has also made representations and warranties to CenterState with respect to:

•	labor and employee relations;

•	employee benefits plans;

•	risk management;

•	investment portfolio;

•	intellectual property;

•	related party transactions;

•	absence of state takeover laws applicability; and

•	real and personal property matters.

Conditions to Completion of the Merger

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

•	the approval of the merger agreement by Sunshine stockholders;

•

the receipt of all regulatory approvals required to consummate the transactions contemplated by the merger agreement, without the imposition of any materially burdensome regulatory conditions or any commitments, conditions, restrictions or understandings which would prohibit or materially limit the ownership or operation by Sunshine or CenterState of all or a material portion of their business or assets, or compel CenterState to dispose of all or a material portion of the business or assets of Sunshine or of CenterState;

•	the approval for listing on NASDAQ of the shares of CenterState common stock to be issued in the merger;

•

the effectiveness of the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act of 1933, as amended and no stop order suspending such effectiveness will have been initiated or threatened by the SEC;

•	the absence of any order, injunction or other law making illegal the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

•

the accuracy, generally in all material respects, of CenterState’s and Sunshine’s respective representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement);

•	the performance in all material respects by CenterState and Sunshine of their respective obligations under the merger agreement;

•	the receipt by each party of an opinion from its legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Code;

•

the absence of any event that has resulted in a material adverse effect on the other party, and the absence of any condition, event, fact, circumstance or other occurrence that is reasonably expected to have a material adverse effect on the other party; and

•

(i) the approval of the Sunshine board of directors has not have been withheld, withdrawn or modified in a manner adverse to CenterState, (ii) the Sunshine board of directors shall not have approved or recommended (or publicly proposed to approve or recommend) any other third party acquisition proposal, or (iii) the Sunshine board of directors shall not have allowed Sunshine or Sunshine Bank to enter into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or agreement relating to any acquisition proposal.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination

The merger agreement may be terminated by CenterState or Sunshine at any time prior to the effective time of the merger:

•	by mutual written consent;

•	if any governmental authority denies approval of the merger or the bank merger and such denial has become final;

•	if the Sunshine stockholders fail to approve the merger agreement;

•

if the merger has not been completed by May 31, 2018, unless the failure to complete the merger by such date is due to a material breach of the merger agreement by the party seeking to terminate it; and

•

if there is a breach by the other party of any representation, warranty, covenant or other agreement set forth in the merger agreement (subject to the materiality standard contained in the merger agreement) and such breach is not cured within 30 days following written notice to the breaching party).

In addition, the merger agreement may be terminated:

•

by CenterState, if before obtaining the approval of the Sunshine stockholders of the merger agreement, (i) the Sunshine board of directors fails to recommend or makes an adverse recommendation change, breaches its obligations with respect to calling a meeting of its stockholders or makes, or causes to be made, any third party or public communication proposing or announcing an intention to withdraw or modify, in any manner adverse to CenterState, such recommendation (referred to as a “change in recommendation”), (ii) Sunshine approves or recommends or fails to publicly recommend against another acquisition proposal, (iii) Sunshine fails to publicly reconfirm the Sunshine recommendation that it stockholders approve the merger, (iv) Sunshine resolves or otherwise determines to take or announces an intention to take any of the foregoing actions, or (vi) Sunshine materially breaches any of the provisions of the merger agreement relating to third party proposals (we refer to any of the foregoing terminations to be a “Sunshine Failure to Recommend”);

•

by Sunshine, prior to obtaining the approval of the merger agreement by the Sunshine stockholders, in order to enter into an agreement relating to a superior proposal in accordance with the provisions of the merger agreement relating to third party proposals (which we refer to as a “Superior Proposal Termination”); and

•	by Sunshine, if both of the following conditions exist:

(iii)	the quotient obtained by dividing the CenterState average stock price by $23.93 (which we refer to as the “CenterState Ratio”) is less than 0.85, and

(iv)

the CenterState Ratio is less than the quotient obtained by dividing the average closing prices for the Nasdaq Bank Index during a specified time prior to completion of the merger by $3,569.16, and then subtracting 0.15 from this quotient (which we refer to as the “Index Ratio”);

and Sunshine complies with the following. First, Sunshine must elect to terminate the merger agreement. If Sunshine elects to exercise its termination right, it must give prompt written notice to CenterState. During the five business day period commencing with its receipt of such notice, CenterState has the option to either adjust the merger consideration or provide a cash payment so that the merger consideration or the combination of such cash payment plus the merger consideration equals the lesser of:

(x)	a number obtained by dividing (i) the product of $23.93 and the merger consideration, by (ii) the CenterState average stock price, or

(y)	a number obtained by dividing (i) the product of the Index Ratio and the merger consideration, by (ii) the CenterState Ratio.

If CenterState so elects within such five business day period, it must give written notice to Sunshine of such election and the adjusted merger consideration, whereupon no termination will have occurred and the merger agreement will remain in effect in accordance with its terms (except as modification of the merger consideration.

Termination Fee

Sunshine must pay CenterState a termination fee of $7.068 million:

•	if the merger agreement is terminated by CenterState because of a Sunshine Failure to Recommend or by Sunshine as a result of a Superior Proposal Termination; or

•

if the merger agreement is terminated by CenterState or Sunshine because the Sunshine shareholders fail to approve the merger agreement or by CenterState due to a material breach of a representation or warranty by Sunshine and, if prior to such termination, there shall have been made known to senior management of Sunshine or has been made directly to Sunshine shareholders generally or any person shall have publicly announced (and not withdrawn) an acquisition proposal (as defined in the merger agreement) and, within 12 months of such termination, Sunshine or Sunshine Bank enters into a definitive agreement with respect to an acquisition proposal or completes an acquisition proposal (whether or not it is the same acquisition proposal referred to previously).

Effect of Termination

A termination of the merger agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of the merger agreement giving rise to such termination. Notwithstanding the foregoing, the parties have agreed that if Sunshine pays or causes to be paid to CenterState the termination fee in accordance with the merger agreement, Sunshine (or any successor in interest of Sunshine) will not have any further obligations or liabilities to CenterState with respect to the merger agreement or the transactions contemplated by it.

Amendment; Waiver

Prior to the effective time of the merger and to the extent permitted by applicable law, any provision of the merger agreement may be (a) waived by the party benefitted by the provision, provided the waiver is in writing and signed by such party, or (b) amended or modified at any time, by an agreement in writing among the parties, except that after the special meeting no amendment may be made that by law requires further approval by the stockholders of Sunshine without obtaining such approval.

Expenses

All expenses incurred in connection with the merger, the bank merger, the merger agreement and other transactions contemplated thereby will be paid by the party incurring the expenses. Nothing in the merger agreement limits either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of the merger agreement.

Non-Competition and Non-Disclosure Agreements

At the time of the execution of the merger agreement, each director of Sunshine (other than Ms. Kilborne, who has a one-year non-competition provision in her current employment agreement) executed a non-competition and non-disclosure agreement with CenterState, in which each such director has agreed, among other things:

•

not to disclose confidential information or trade secrets relating to the business of Sunshine and of which the director became aware as a consequence of his relationship with Sunshine for one year after the effective time of the merger; and

•	for a period of two years after the effective time of the merger, directly on the director’s own behalf or on behalf any other person not to:

•

solicit any customer of CenterState, CenterState Bank or Sunshine Bank, including known actively sought prospective customers of Sunshine Bank at the effective time of the merger, for the purpose of providing competitive products or services;

•

act as a director, manager, officer, or employee of any business that is the same or essentially the same as the business conducted by CenterState, CenterState Bank or Sunshine and that has an office located within any county in Florida where Sunshine Bank operates a banking office as of the closing of the merger and each county contiguous to each of such counties; or

•	solicit or recruit or attempt to solicit or recruit any employee of CenterState, CenterState Bank or Sunshine Bank.

Claims Letters with Directors

At the time of the execution of the merger agreement, each director of Sunshine executed a letter agreement with CenterState, pursuant to which each such director released and discharged, effective upon the consummation of the merger, Sunshine, its directors and officers (in their capacities as such), and their respective successors and assigns (including CenterState and CenterState Bank), of and from any and all liabilities or claims that the director has or claims to have, or previously had or claimed to have, solely in his capacity as an officer, director or employee of Sunshine, as of the effective time of the merger. The release does not apply to (i) compensation for services that has accrued but not yet been paid in the ordinary course of business consistent with past practice; (ii) claims that the director may have in any capacity other than as an officer, director or employee of Sunshine, such as claims as a borrower under loan commitments and loan agreements, claims as a depositor under any deposit account or as the holder of any certificate of deposit, claims on account of any services rendered in a capacity other than as an officer, director or employee, claims in his or her capacity of a stockholder of Sunshine and claims as a holder of any check issued by any other depositor of Sunshine; (iii) any claims that the director may have under the merger agreement, including with respect to the indemnification provisions of the merger agreement; or (iv) any right to indemnification that the director may have under the articles of incorporation or bylaws of Sunshine, or the merger agreement.

Litigation Relating to the Merger

On October 9, 2017, Sunshine received notice that a putative class action lawsuit was filed in the Circuit Court of the Thirteenth Judicial Circuit in Hillsborough, Florida against Sunshine, each of the members of its board of directors and CenterState, captioned Stephen Bushansky, On Behalf of Himself and All Others Similarly Situated v. Sunshine Bancorp, Inc., Ray H. Rollyson, Jr., D. William Morrow, Joe E. Newsome, Will Weatherford, William E. Pommerening, Marion M. Smith, W.D. McGinnes, Jr., George Parmer, Kenneth H. Compton, Malcolm Robert Kirschenbaum, James T. Swann, Sal A. Nunziata, John C. Reich, Andrew S. Samuel, Dana S. Kilborne and CenterState Bank Corporation. The complaint alleges, among other things, that these persons breached their fiduciary duties in connection with the proposed merger by, among other things: agreeing to an allegedly unfair price for the sale of Sunshine; agreeing to protection devices that the plaintiff alleges is impermissible; and approving the transaction notwithstanding alleged conflicts of interest. The complaint also alleges that CenterState aided and abetted those alleged fiduciary breaches. The plaintiff also alleges that the proxy statement/prospectus filed in connection with the merger was materially incomplete and misleading. The plaintiff seeks as relief, among other things, for the court to declare that the defendants have breached their fiduciary duties; to enjoin defendants from proceeding with the merger unless and until Sunshine provides all material information to Sunshine’s stockholders and adopts a procedure to obtain a merger agreement providing the best available terms; to award plaintiff fees and expenses; and to grant such other and further relief as the court deems just and proper.

The outcome of the pending and any additional future litigation is uncertain. If this case is not resolved, this lawsuit could prevent or delay completion of the merger and result in substantial costs to Sunshine and

CenterState, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that prevents consummating the merger, the bank merger or any of the other transactions contemplated by the merger agreement will be in effect. As such, if the plaintiff is successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect CenterState’s business, financial condition, results of operations and cash flows.

The defendants strongly believe that the lawsuit is without merit and intend to vigorously defend against the pending claims.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Hacker, Johnson & Smith, P.A. and Luse Gorman, PC that the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Sunshine common stock that exchange their shares of Sunshine common stock for shares of CenterState common stock in the merger are as described below. The tax opinions of the outside tax advisors for each of CenterState and Sunshine are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. These opinions, however, will not bind the IRS or the courts and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank, thrift or other financial institution;

•	a tax-exempt organization;

•	an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a regulated investment company;

•	a real estate investment trust;

•	a retirement plan, individual retirement account or other tax-deferred account;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Sunshine common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Sunshine common stock that owns (or is deemed to own) 5% or more of the outstanding stock of Sunshine;

•	a holder of Sunshine common stock that received Sunshine common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Sunshine common stock that holds Sunshine common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, this discussion does not address any alternative minimum tax, nor does it address any other U.S. federal tax consequences (such as gift or estate taxes) including any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Sunshine or CenterState. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Sunshine common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Sunshine common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Sunshine common stock should consult their own tax advisors.

It is a condition to CenterState’s obligation to complete the merger that CenterState receive an opinion from Hacker, Johnson & Smith, P.A., dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Sunshine’s obligation to complete the merger that Sunshine receive an opinion from Luse Gorman, PC, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the opinion of Hacker, Johnson & Smith, P.A. and Luse Gorman, PC, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the tax consequences described below. These opinions will be based on representations, covenants and undertakings provided by CenterState and Sunshine and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. CenterState and Sunshine have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Subject to the limitations, assumptions and qualifications described herein:

The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and each of CenterState and Sunshine will be a party to the reorganization within the meaning of Section 368(b) of the Code and neither CenterState nor Sunshine will recognize any gain or loss as a result of the merger.

In addition, Sunshine stockholders who exchange their shares of Sunshine common stock for CenterState common stock pursuant to the merger will be subject to the following material U.S. federal income tax consequences:

•

no gain or loss will be recognized by Sunshine stockholders upon the exchange of shares of Sunshine common stock solely for shares of CenterState common stock, except in respect of cash received in lieu of the issuance of a fractional share of CenterState common stock;

•

the aggregate tax basis of the whole shares of CenterState common stock received by Sunshine stockholders will equal the aggregate tax basis of the Sunshine common stock surrendered in the exchange, reduced by the amount of basis allocated to the fractional share of CenterState common stock, if any, that is treated as received in exchange for Sunshine common stock and then redeemed as described below;

•

the holding period of the CenterState common stock received by each Sunshine stockholder will include the holding period of the Sunshine common stock exchanged in the merger, provided the shares of Sunshine common stock were held as a capital assets at the effective date; and

•

a Sunshine stockholder who receives cash in lieu of the issuance of a fractional shares of CenterState common stock will generally be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized in an amount equal to the difference between the amount of cash received instead of the fractional share and the portion of the stockholder’s aggregate adjusted tax basis of the Sunshine shares exchanged in the merger that is allocable to the fractional share of CenterState common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares of Sunshine common stock is more than one year.

Any gain that holders of Sunshine common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Sunshine common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Sunshine common stock is generally taxed at preferential rates (such gain may also be subject to an additional 3.8% Medicare Tax, as discussed below). In some cases, particularly if a holder actually or constructively owns CenterState stock other than CenterState stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain could be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstance, including the application of the constructive ownership rules, holders of Sunshine common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances. The deductibility of capital losses is subject to limitations under the Code.

U.S. shareholders that are individuals, estates, and certain trusts are now subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their shares of Sunshine common stock, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. Sunshine stockholders should consult their own tax advisors with respect to the applicability of this additional 3.8% tax on any payments received by such stockholder.

Reporting Requirements and Backup Withholding

All holders of Sunshine common stock will be required to retain records pertaining to the merger and may be required to file with the holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

In addition, holders of Sunshine common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments received in lieu of fractional shares of CenterState common stock. Such a holder generally will not be subject to backup withholding, however, if the holder:

•

provides proof that the holder is otherwise exempt from backup withholding, furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the Internal Revenue Service.

TAX MATTERS CAN BE QUITE COMPLICATED. THE FOREGOING SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE TAX OR LEGAL ADVICE AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE SUMMARY DOES NOT ADDRESS ANY U.S. FEDERAL NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER, OR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, EACH SUNSHINE STOCKHOLDER IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH SUNSHINE STOCKHOLDER.

COMPARISON OF SHAREHOLDER RIGHTS

CenterState is incorporated under the laws of the State of Florida and, accordingly, the rights of its shareholders are governed by Florida law and its articles of incorporation and bylaws. Sunshine is incorporated under the laws of the State of Maryland and, accordingly, the rights of its stockholders are governed by Maryland law and its articles of incorporation and bylaws. After the merger, the rights of former stockholders of Sunshine will be determined by reference to CenterState’s articles of incorporation and bylaws and Florida law. Set forth below is a description of the material differences between the rights of Sunshine stockholders and CenterState shareholders.

	SUNSHINE	CENTERSTATE
Capital Stock	Holders of Sunshine capital stock are entitled to all the rights and obligations provided to stockholders under Maryland law and Sunshine’s articles of incorporation and bylaws.	Holders of CenterState capital stock are entitled to all the rights and obligations provided to capital shareholders under the FBCA and CenterState’s articles of incorporation and bylaws.

Authorized	Sunshine’s authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share.	CenterState’s authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

Outstanding	As of October 9, 2017 there were 8,026,354 shares of Sunshine common stock outstanding and no shares of preferred stock outstanding.	As of October 9, 2017, there were 60,055,817 shares of CenterState common stock outstanding and no shares of CenterState preferred stock outstanding.

Voting Rights

Holders of Sunshine common stock generally are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of stockholders. However, any person who beneficially owns more than 10% of the then-outstanding shares of Sunshine common stock will not be permitted to vote any shares of common stock held in excess of the 10% limit.

Holders of CenterState common stock generally are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders.

Cumulative Voting	No stockholder has the right to cumulate votes in the election of directors.	No shareholder has the right to cumulate votes in the election of directors.

	SUNSHINE	CENTERSTATE
Stock Transfer Restrictions	None.	None.

Dividends

Holders of common stock are entitled, when declared by the Sunshine board, to receive dividends, subject to the rights of holders of preferred stock. Under Maryland law, no dividends, redemptions, stock repurchases or other distributions may be declared or paid if, after giving effect to the dividend, redemption, stock repurchase or other distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, a Maryland corporation that would be prohibited from making a distribution because its assets would be less than the sum of its total liabilities and preferences of outstanding preferred stock may also make a distribution from the net earnings of the corporation for the fiscal year in which the distribution is made, equal to the net earnings of the corporation for the preceding fiscal year, or the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

Under the FBCA, a corporation may make a distribution, unless after giving effect to the distribution:

•       the corporation would not be able to pay its debts as they come due in the usual course of business; or

•       the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Under the FBCA, a corporation’s redemption of its own common stock is deemed a distribution.

Number of Directors	Sunshine’s bylaws provide that the number of directors serving on the Sunshine board of directors shall be such number as determined from time to time by the board of directors. There are	CenterState’s bylaws provide that the number of directors serving on the CenterState board of directors shall be such number as determined from time to time by the board of

	SUNSHINE	CENTERSTATE

currently fifteen directors serving on the Sunshine board of directors. Sunshine directors are divided into three classes and the members of each class are elected for a three-year term and until their successors are elected and qualified, subject to such director’s death, resignation or removal.

directors. There are currently 14 directors serving on the CenterState board of directors. CenterState directors are elected annually and each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, subject to such director’s death, resignation or removal.

Election of Directors

Sunshine’s bylaws provide that directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election of directors at a meeting at which a quorum is present.

CenterState’s amended bylaws provide that directors are elected by a majority of the votes cast for each nominee in an uncontested election.

In the event of a contested election, the required vote for director nominees would revert to a plurality of the votes represented in person or by proxy. The majority voting standard sets forth procedures to be followed by the Board in the event a director is not elected.

Removal of Directors

Sunshine’s articles provide that any director may be removed from office at any time, but only for cause and only by the affirmative vote of a majority of the voting power of all of the then-outstanding shares of common stock.

CenterState’s bylaws provide that any director may be removed by the shareholders, with or without cause.

Vacancies on the Board of Directors

Any vacancies on the board of directors may be filled only by the affirmative vote of two-thirds of the remaining directors in office, even if the remaining directors do not constitute a quorum and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

CenterState’s bylaws provide that in case of any vacancy on the board occurring between annual shareholders’ meetings, the board may appoint a successor to serve.

	SUNSHINE	CENTERSTATE
Action by Written Consent	Maryland law provides that its stockholders may act by unanimous written consent.	Florida law provides that its shareholders may act by written consent.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

Sunshine’s bylaws provide an advance notice procedure for certain business, or nominations to the board of directors, to be brought before an annual meeting of shareholders. In order for a shareholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, Sunshine’s Secretary must receive written notice not earlier than the close of business on the 90th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting; provided that if less than 90 days’ prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder must be received not later than the 10th day following the day on which public disclosure of the date of such meeting is first made. No adjournment or postponement of a meeting of stockholders will commence a new period for the giving of notice.

CenterState’s Nomination and Shareholder Communication Policy provides that a shareholder who desires to nominate a person for election to the CenterState board of directors at a meeting of shareholders and who is eligible to make such nomination must give written notice of the proposed nomination to the Secretary of CenterState at the principal executive office of CenterState not less than 120 calendar days in advance of the date which is one year later than the date of CenterState’s proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders.

Shareholder nominations and proposals are not otherwise addressed in CenterState’s articles of incorporation or bylaws.

Notice of Shareholder Meeting

Sunshine’s bylaws provide that the Secretary shall cause notice of each shareholders’ meeting to be mailed to the shareholders of record not more than 90 days prior to the meeting date. The notice must set forth the time, place and purpose of such meeting. Any stockholder may waive notice of such meeting either before, after or at such meeting.

CenterState’s bylaws provide that the Secretary or other person designated by the President, board or shareholders, shall cause notice of each shareholders’ meeting to be mailed to the shareholders of record not less than 10 and not more than 60 days prior to the meeting date. The notice must set forth the time, place and purpose of such meeting. Any shareholder may waive notice of such meeting either before, after or at such meeting.

	SUNSHINE	CENTERSTATE
Amendments to Charter

Sunshine’s articles may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding voting common stock of Sunshine, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the board of directors approves such amendment. However, approval by at least 80% of the outstanding common stock is required to amend certain provisions regarding, but not limited to, the limitation of voting rights, majority voting, classification of the board, board vacancies, removal of directors, amendment of the bylaws, acquisition offers, issuance of preferred stock, a stockholder quorum, indemnification of officers and directors, limitations on liability, cumulative voting, advance notice requirements for stockholder proposals and nominations, and the provision requiring at least 80% outstanding voting stock approval to amend the aforementioned provisions.

The FBCA requires that, unless the articles of incorporation provide for a greater vote, the votes cast in favor of an amendment to the articles of incorporation must exceed the votes cast against the amendment. The FBCA does not require shareholder approval for certain non-material amendments to the articles of incorporation.

Amendments to Bylaws	Sunshine’s bylaws may be amended by a majority vote of the board of directors or by a vote of 80% of the outstanding shares of common stock.	CenterState’s bylaws may be amended by the directors at any regular or special meeting.

Special Meeting of Stockholders	Sunshine’s bylaws provide that special meetings of the stockholders may be called at any time by the Chairman, the Vice Chairman, the Chief Executive Officer or the directors.

CenterState’s bylaws provide that special meetings of the shareholders may be called at any time by the Chairman, the President, the directors or by the holders of at least one-third of the shares entitled to be voted at such meeting.

Quorum	Sunshine’s bylaws provide that a majority of the outstanding Sunshine stock entitled to vote shall constitute a quorum.	CenterState bylaws have a similar provision.

	SUNSHINE	CENTERSTATE
Proxy	Sunshine’s bylaws provide that at any meeting of stockholders, any shareholder having the right to vote may be represented and may vote by proxy appointed in an instrument in writing.	CenterState bylaws have a similar provision.

Preemptive Rights	Sunshine’s stockholders do not have preemptive rights.	CenterState’s shareholders do not have preemptive rights.

Shareholder Rights Plan/Shareholders’ Agreement	Sunshine does not have a rights plan. Neither Sunshine nor Sunshine stockholders are parties to a stockholders’ agreement with respect to Sunshine’s capital stock.	CenterState does not have a rights plan. Neither CenterState nor CenterState shareholders are parties to a shareholders’ agreement with respect to CenterState’s capital stock.

Indemnification of Directors and Officers	Sunshine’s articles provide that Sunshine may indemnify its current and former directors, officers, employees and agents in accordance with that provided under Maryland law.	CenterState’s bylaws provide that CenterState may indemnify its current and former directors, officers, employees and agents in accordance with that provided in the FBCA.

Certain Business Combination Restrictions	Sunshine’s articles of incorporation do not contain any provision regarding business combinations between Sunshine and significant stockholders.	CenterState’s articles of incorporation do not contain any provision regarding business combinations between CenterState and significant shareholders.

Prevention of Greenmail	Sunshine’s articles of incorporation do not contain a provision designed to prevent greenmail.	CenterState’s articles of incorporation do not contain a provision designed to prevent greenmail.

Fundamental Business Transactions	Sunshine’s articles of incorporation do not contain any provision regarding stockholder approval of any similar fundamental business transaction.	CenterState’s articles of incorporation do not contain any provision regarding shareholder approval of any similar fundamental business transaction.

Non-Shareholder Constituency Provision	Sunshine’s articles of incorporation contain a provision that expressly permits the board of directors to consider constituencies other than the stockholders when evaluating certain offers	CenterState’s articles of incorporation do not contain a provision that expressly permits the board of directors to consider constituencies other than the shareholders when evaluating certain offers.

	SUNSHINE	CENTERSTATE
Dissenters’ Rights

Under Maryland law, dissenters’ rights are not available to holders of shares of any class or series of shares that is designated as a national market system security or listed on an interdealer quotation system by the National Association of Securities Dealers, Inc. Accordingly, holders of Sunshine common stock are not entitled to exercise dissenters’ rights.

Under the FBCA, dissenters’ rights are not available to holders of shares of any class or series of shares which is designated as a national market system security or listed on an interdealer quotation system by the National Association of Securities Dealers, Inc. Accordingly, holders of CenterState common stock are not entitled to exercise dissenters’ rights under the FBCA.

LEGAL MATTERS

Certain matters pertaining to the validity of the CenterState common stock to be issued in connection with the merger will be passed upon by Smith Mackinnon, PA, Orlando, FL. A member of the Firm owns 18,364 shares of CenterState common stock. Certain matters pertaining to the federal income tax consequences of the merger will be passed upon for Sunshine by Luse Gorman, PC, Washington, DC.

EXPERTS

CenterState

The consolidated financial statements of CenterState Bank Corporation (formerly known as CenterState Banks, Inc.) as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and the effectiveness of CenterState Bank Corporation’s (formerly known as CenterState Banks, Inc.) internal control over financial reporting as of December 31, 2016, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report, appearing in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Certain matters pertaining to the federal income tax consequences of the merger will be passed upon for CenterState by Hacker, Johnson & Smith, P.A.

Sunshine

The consolidated financial statements of Sunshine as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, have been audited by Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, as set forth in their report appearing in Sunshine’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HCBF

The consolidated financial statements of HCBF Holding Company, Inc. as of and for the period ended December 31, 2016 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report, appearing in HCBF’s Annual Report for the year ended December 31, 2016 and included as Appendix C in this proxy statement/prospectus. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Jefferson

The consolidated financial statements of Jefferson Bankshares, Inc. as of December 31, 2016, have been audited by Hacker, Johnson & Smith, P.A., independent public accountants, as set forth in their report thereon, included therein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Sunshine intends to hold an annual meeting during the year ending December 31, 2018 only if the merger is not completed.

To be eligible for inclusion in the proxy materials for Sunshine’s 2018 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Sunshine’s executive office, 102 West Baker Street, Plant City, Florida 33563, no later than November 24, 2017. If the date of the 2018 annual meeting of stockholders is changed by more than 30 days, any stockholder proposal must be received at a reasonable time before Sunshine prints or mails proxy materials for such meeting. Any such proposals are subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

To be considered at Sunshine’s 2018 annual meeting of stockholders, but not included in proxy materials, a stockholder proposal to take action at such meeting must be received by Sunshine’s Secretary at Sunshine’s principal executive office by no later than the close of business on the 90th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting and not earlier than the close of business on the 120th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting; provided, that if (A) less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and (B) the date of the annual meeting is advanced more than 30 days before or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, such written notice shall be timely if delivered or mailed to an received by Sunshine’s Secretary at Sunshine’s principal executive office not later than the tenth day following the day on which public disclosure of the date of such meeting is first made. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter: (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on the books of Sunshine and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of capital stock that are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

A notice with respect to director nominations must include (a) as to each person whom the stockholder proposes to nominate for election as a director, (i) all information relating to such person that would indicate such person’s qualification to serve on Sunshine Board of Directors; (ii) an affidavit that such person would not be disqualified under the provisions of Article II, Section 12 of Sunshine’s Bylaws; (iii) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor rule or regulation, and (iv) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on Sunshine’s books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934.

OTHER MATTERS

As of the date of this proxy statement/prospectus management of Sunshine was unaware of any other matters to be brought before the special meeting other than those set forth herein. However, if any other matters are properly brought before the special meeting, the persons named in the enclosed form of proxy for Sunshine will have the discretionary authority to vote all proxies with respect to such matters in accordance with their best judgement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows CenterState and Sunshine to “incorporate by reference” information into this proxy statement/prospectus, which means that CenterState and Sunshine can disclose important information to you by referring you to another document filed separately by it with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This document incorporates by reference the following documents that have been filed previously with the SEC by CenterState and Sunshine:

CenterState SEC Filings (SEC File Number 000-32017)

•

Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 2, 2017, including the portions of CenterState’s Definitive Proxy Statement on Schedule 14A filed on March 2, 2017, and incorporated into that Form 10-K by reference;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 4, 2017;

•	Quarterly Report on Form 10-Q for the three month and six month periods ended June 30, 2017, filed on August 3, 2017;

•

Current Reports on Form 8-K filed on January 9, 2017, January 13, 2017, January 25, 2017, April 3, 2017, April 10, 2017, May 1, 2017, July 20, 2017, August 14, 2017, September 1, 2017, September 7, 2017, and September 25, 2017; and

•

The description of the CenterState common stock contained in CenterState’s Registration Statement on Form 8-A filed with the SEC on November 27, 2000, and any amendments or reports filed for the purpose of updating such description.

Sunshine SEC Filings (SEC File Number 001-36539)

•

Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 24, 2017, including the portions of Sunshine’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2017, and incorporated into that Form 10-K by reference;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 15, 2017;

•	Quarterly Report on Form 10-Q for the three month and six month periods ended June 30, 2017, filed on August 10, 2017;

•	Current Reports on Form 8-K filed on April 27, 2017 and August 15, 2017; and

•

The description of the Sunshine common stock contained in Sunshine’s Registration Statement on Form 8-A filed with the SEC on July 14, 2014, and any amendments or reports filed for the purpose of updating such description.

In addition, CenterState and Sunshine are incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of Sunshine’s stockholders provided, however, that neither CenterState nor Sunshine is incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

CenterState and Sunshine file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials CenterState and Sunshine file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

CENTERSTATE BANKS, INC.

and

SUNSHINE BANCORP, INC.

Dated as of August 12, 2017

A-i

A-ii

Exhibit A – Form of Voting Agreement

Exhibit B – Form of Plan of Merger

Exhibit C – Form of Bank Plan of Merger and Merger Agreement

Exhibit D – Form of Director Non-Competition and Non-Disclosure Agreement

Exhibit E – Form of Claims Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is dated as of August 12, 2017, by and between CenterState Banks, Inc., a Florida corporation (“CenterState”), and Sunshine Bancorp, Inc., a Maryland corporation (“Sunshine” and, together with CenterState, the “Parties” and each a “Party”).

W I T N E S S E T H

WHEREAS, the boards of directors of the Parties have determined that it is in the best interests of their respective companies and their respective shareholders to consummate the business combination transaction provided for in this Agreement in which Sunshine will, on the terms and subject to the conditions set forth in this Agreement, merge with and into CenterState (the “Merger”), with CenterState as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Entity”);

WHEREAS, as a condition to the willingness of CenterState to enter into this Agreement, all of the directors of Sunshine and Savings Bank (as defined herein), have entered into voting agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with CenterState, pursuant to which each such director has agreed, among other things, to vote all of the Sunshine Common Stock owned by such director in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Voting Agreement;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Florida Business Corporation Act (the “FBCA”), and the Maryland General Corporation Law (the “MGCL”) at the Effective Time, Sunshine shall merge with and into CenterState pursuant to this Agreement and the Plan of Merger, substantially in the form attached hereto as Exhibit B and made a part hereof (the “Plan of Merger”). CenterState shall be the Surviving Entity in the Merger and shall continue its existence as a corporation under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of Sunshine shall cease.

Section 1.02. Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation of CenterState in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law. The bylaws of CenterState in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and the terms of such bylaws.

Section 1.03. Bank Merger. Except as provided below, immediately following the Effective Time and sequentially but in effect simultaneously on the Closing Date, Sunshine Bank, a federal stock savings bank and a direct wholly owned subsidiary of Sunshine (“Savings Bank”), shall be merged (the “Bank Merger”) with and into CenterState Bank, N.A., a national banking association and a direct wholly owned subsidiary of CenterState (“CenterState Bank”), in accordance with the provisions of applicable federal banking laws and regulations, and CenterState Bank shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable federal banking laws and regulations, and the boards of directors of the Parties shall cause the board of directors of CenterState Bank and Savings Bank, respectively, to approve a separate plan of merger and merger agreement (the “Bank Plan of Merger”) in substantially the form attached hereto as Exhibit C, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. Each of CenterState and Sunshine shall also approve the Bank Plan of Merger in their capacities as sole shareholders of CenterState Bank and Savings Bank, respectively. As provided in the Bank Plan of Merger, the Bank Merger may be abandoned at the election of CenterState Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger unless such abandonment would cause a material delay in the receipt of the Regulatory Approvals, but if the Bank Merger is abandoned for any reason, Savings Bank shall continue to operate as a wholly owned subsidiary of CenterState under its name.

Section 1.04. Directors and Officers. The current directors and officers of CenterState shall, from and after the Effective Time, continue as the directors and officers, respectively, of the Surviving Entity until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Entity.

Section 1.05. Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, the Parties will make all such filings as may be required to consummate the Merger and the Bank Merger under applicable Law. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) related to the Merger, which will include the Plan of Merger, that shall be filed with the Department of State of the State of Florida, as provided in the FBCA, on the Closing Date, and with the Maryland State Department of Assessments and Taxation, as provided in the MGCL. The “Effective Time” of the Merger shall be the later of (i) the date and time of filing of the Articles of Merger, or (ii) the date and time when the Merger becomes effective as set forth in the Articles of Merger, which shall be no later than three (3) Business Days after all of the conditions to the Closing set forth in Article VI (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof or such later date as the Parties may agree.

(b) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date and time which shall be at or immediately prior to the Effective Time (such date, the “Closing Date”) at the offices of CenterState, or such other place as the Parties may mutually agree. At or prior to the Closing, there shall be delivered by CenterState and Sunshine the Articles of Merger and such other certificates and other documents required to be delivered under Article VI.

Section 1.06. Additional Actions. If, at any time after the Effective Time, CenterState shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Sunshine and its Subsidiary and their respective officers and directors shall be deemed to have granted to CenterState and its Subsidiaries, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of CenterState and its Subsidiaries, as applicable, are authorized in the name of Sunshine and its Subsidiaries or otherwise to take any and all such action.

Section 1.07. Reservation of Right to Revise Structure. CenterState may at any time and without the approval of Sunshine change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the consideration to be issued to (x) Holders as Merger Consideration or

(y) holders of Sunshine Stock Options, each as currently contemplated in this Agreement, (ii) reasonably be expected to materially impede or delay consummation of the Merger, (iii) adversely affect the federal income tax treatment of Holders in connection with the Merger or adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the Code, or (iv) require submission to or approval of Sunshine’s shareholders after this Agreement has been approved by Sunshine’s shareholders. In the event that CenterState elects to make such a change, the Parties agree to execute appropriate documents to reflect the change.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01. Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any shareholder of Sunshine:

(a) Each share of CenterState Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Sunshine Common Stock owned directly by CenterState, Sunshine or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time, and each share of Sunshine Common Stock that is remitted to Sunshine prior to the Effective Time for purposes of repayment of the ESOP loan balance as contemplated by Section 5.11(i) shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Sunshine Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b)), shall be converted, in accordance with the procedures set forth in this Article II, into the right to receive 0.89 shares of CenterState Common Stock (the “Merger Consideration”), and cash in lieu of fractional shares as specified in Section 2.04.

Section 2.02. Stock-Based Awards.

(a) Each valid option to purchase shares of Sunshine Common Stock (each, a “Sunshine Stock Option”), outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become fully vested and be converted into an option to purchase that number of shares of CenterState Common Stock as shall equal the product obtained by multiplying the Merger Consideration (the “Option Exchange Ratio”) by that number of shares of Sunshine Common Stock which such option entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the quotient obtained by dividing the exercise price per share of the Sunshine Stock Option by the Option Exchange Ratio (rounded to the nearest cent); provided however, that in the event that the Merger Consideration is modified as a result of the application of Section 2.09, then the Option Exchange Ratio shall be appropriately adjusted in order to reflect the impact of such modification to the Merger Consideration. Except with respect to the adjustment described in the preceding sentence, each Sunshine Stock Option shall remain in effect in accordance with its terms, including with respect to vesting and termination.

(b) Sunshine shall take all requisite action so that, as of the Effective Time, all Sunshine Stock Options and any other Rights, contingent or accrued, to acquire or receive Sunshine Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of Sunshine Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Sunshine Stock Plans, or otherwise, immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, terminated and cancelled as of the Effective Time.

(c) At the Effective Time, each share of restricted stock outstanding immediately prior thereto (each “Sunshine Restricted Stock”) shall vest in full and the restrictions thereon shall lapse, and shall be treated as issued and outstanding shares of Sunshine Common Stock for the purposes of this Agreement, including but not limited to Section 2.01.

(d) Prior to the Effective Time, the board of directors of Sunshine (or, if appropriate, any committee thereof administering the Sunshine Stock Plans) shall adopt such resolutions or take such other actions, including obtaining any necessary consents or amendments to the applicable award agreements and equity plans, as may be required to effectuate the provisions of this Section 2.02.

Section 2.03. Rights as Shareholders; Stock Transfers. At the Effective Time, all shares of Sunshine Common Stock, when converted in accordance with Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such share of Sunshine Common Stock, the Merger Consideration and any cash in lieu of fractional shares of CenterState Common Stock in accordance with this Article II. At the Effective Time, holders of Sunshine Common Stock shall cease to be, and shall have no rights as, shareholders of Sunshine, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of CenterState Common Stock as provided under this Article II. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Sunshine of shares of Sunshine Common Stock.

Section 2.04. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of CenterState Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, CenterState shall pay or cause to be paid to each holder of a fractional share of CenterState Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in CenterState Common Stock to which such holder would otherwise be entitled by the CenterState Average Stock Price.

Section 2.05. Plan of Reorganization. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.

Section 2.06. Exchange Procedures. As promptly as practicable after the Effective Time but in no event later than five (5) Business Days after the Closing Date, and provided that Sunshine has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail or otherwise cause to be delivered to each Holder appropriate and customary transmittal materials, in a form satisfactory to CenterState and Sunshine, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration as provided for in this Agreement (the “Letter of Transmittal”).

Section 2.07. Deposit of Merger Consideration.

(a) Prior to the Effective Time, CenterState shall (i) deposit, or shall cause to be deposited, with the Exchange Agent, CenterState Common Stock issuable pursuant to Section 2.01(c) in book-entry form equal to the aggregate CenterState Common Stock portion of the Merger Consideration (excluding any fractional share consideration) (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.04) (collectively, the “Exchange Fund”), and (ii) instruct the Exchange Agent to promptly pay such Merger Consideration and cash in lieu of fractional shares upon receipt of a properly completed Letter of Transmittal in accordance with this Agreement.

(b) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Sunshine for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to CenterState. Any shareholders of Sunshine who have not theretofore complied with this Section 2.07 and Section 2.08(a) shall thereafter look only to CenterState for the Merger Consideration deliverable in respect of each share of Sunshine Common Stock such shareholder held as of immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for shares of Sunshine Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of CenterState Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the law of abandoned property and any other applicable Law, become the property of CenterState (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any Party shall be liable to any Holder represented by any Certificate or Book-Entry Share for any Merger Consideration (or any dividends or distributions with respect thereto) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. CenterState and the Exchange Agent shall be entitled to rely upon the stock transfer books of Sunshine to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Sunshine Common Stock represented by any Certificate or Book-Entry Share, CenterState and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.

Section 2.08. Delivery of Merger Consideration.

(a) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s), accompanied by a properly completed Letter of Transmittal, a Holder will be entitled to receive the Merger Consideration and any cash in lieu of fractional shares of CenterState Common Stock to be issued or paid in consideration therefor in respect of the shares of Sunshine Common Stock represented by such Holder’s Certificates or Book-Entry Shares. The Exchange Agent and CenterState, as the case may be, shall not be obligated to deliver cash and/or shares of CenterState Common Stock to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of Sunshine Common Stock for exchange as provided in this Article II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be required in each case by CenterState or the Exchange Agent.

(b) All shares of CenterState Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by CenterState in respect of the CenterState Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of CenterState Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the CenterState Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share until such Certificate or Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be issued and/or paid to the holder of the certificates representing whole shares of CenterState Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of CenterState Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of CenterState Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(c) CenterState (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Holder such amounts as CenterState is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by CenterState or the Exchange Agent, as applicable.

Section 2.09. Anti-Dilution Provisions. If the number of shares of CenterState Common Stock or Sunshine Common Stock issued and outstanding prior to the Effective Time shall be increased or decreased as a result of a stock split, stock combination, stock dividend, recapitalization or similar transaction, with respect to such stock, and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted as necessary to preserve the relative economic benefit to the Parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SUNSHINE

Section 3.01. Making of Representations and Warranties.

Except as disclosed in the disclosure schedule delivered by Sunshine to CenterState concurrently herewith (the “Sunshine Disclosure Schedule”); Sunshine hereby represents and warrants to CenterState that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date. “Knowledge” or “knowledge” as to Sunshine and any other phrase of similar import means, with respect to any matter in question relating to Sunshine, of those individuals set forth on Sunshine Disclosure Schedule 3.01(a). Sunshine has made a good faith effort to ensure that the disclosure on each schedule of the Sunshine Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Sunshine Disclosure Schedule, any item disclosed on any schedule therein or publicly filed with the SEC is deemed to be fully disclosed with respect to all sections of this Agreement under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement.

Section 3.02. Organization, Standing and Authority.

(a) Sunshine is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a savings and loan holding company within the meaning of the Home Owners’ Loan Act, as amended. Sunshine has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Sunshine is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Sunshine. Sunshine Disclosure Schedule 3.02(a) sets forth a complete and accurate list of all such jurisdictions. True and complete copies of the Articles of Incorporation of Sunshine (the “Sunshine Articles”) and the By-Laws of Sunshine (the “Sunshine Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Sunshine to CenterState.

(b) Savings Bank is Sunshine’s sole Subsidiary (“Sunshine Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Sunshine and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of the Sunshine Subsidiary to pay dividends or distributions except for restrictions on dividends or distributions generally applicable to all federally chartered savings institutions. The deposit accounts of the Sunshine Subsidiary are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Sunshine’s knowledge, threatened. There is no Person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Sunshine other than Sunshine Subsidiary.

Section 3.03. Capitalization.

(a) The authorized capital stock of Sunshine consists of 50,000,000 shares of Sunshine Common Stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, no shares of capital stock or other voting securities of Sunshine are issued, reserved for issuance or outstanding, other than (i) 8,026,508 shares of Sunshine Common Stock issued and outstanding, and (ii) 713,210 shares of Sunshine Common Stock reserved for issuance upon the exercise of outstanding Sunshine Stock Options. Sunshine has 81,674 shares of outstanding Sunshine restricted stock awards, all of which are included in the Sunshine Common Stock issued and outstanding shares in Section 3.03(a)(i). All of the issued and outstanding shares of Sunshine Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Sunshine may vote are issued or outstanding. There are no contractual obligations of Sunshine or its Subsidiary pursuant to which Sunshine or its Subsidiary could be required to register shares of capital stock or other securities of Sunshine or its Subsidiary under the Securities Act. Except as set forth in Sunshine Disclosure Schedule Section 3.03(a), as of the date of this Agreement, no trust preferred or subordinated debt securities of Sunshine are issued or outstanding. Other than the Sunshine Equity Awards issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Sunshine to issue, transfer, sell, purchase, redeem or otherwise acquire any shares of Sunshine Common Stock or any other equity interests of Sunshine.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Sunshine or the Sunshine Subsidiary has a contractual or other obligation with respect to the voting or transfer of the Sunshine Common Stock or other equity interests of Sunshine.

(c) Sunshine Disclosure Schedule Section 3.03(c) sets forth a true, correct and complete list of all Sunshine Equity Awards outstanding as of the date hereof, specifying, on a holder-by-holder basis, (i) the name of each holder of such Sunshine Equity Award, (ii) the number of shares subject to each such Sunshine Equity Award, (iii) the grant date of each such Sunshine Equity Award, (iv) the Sunshine Stock Plan under which such Sunshine Equity Award was granted, (v) the exercise price for each such Sunshine Equity Award that is a Sunshine Stock Option, (vi) the expiration date of each such Sunshine Equity Award that is a Sunshine Stock Option, and (vii) the terms of each Sunshine Equity Award that is a Sunshine restricted stock award. Other than the Sunshine Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Sunshine or its Subsidiary) are outstanding.

(d) Sunshine owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of the Sunshine Subsidiary, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Sunshine Subsidiary, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Sunshine Subsidiary has no or is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04. Authority; No Violation.

(a) Sunshine has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Sunshine. The Board of Directors of Sunshine has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Sunshine and has directed that this Agreement and the transactions contemplated hereby be submitted to Sunshine’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the majority of the outstanding shares of Sunshine Common Stock (the “Requisite Sunshine Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of Savings Bank and Sunshine as its sole shareholder, no other corporate proceedings on the part of Sunshine are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sunshine and (assuming due authorization, execution and delivery by CenterState) constitutes a valid and binding obligation of Sunshine, enforceable against Sunshine in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Sunshine nor the consummation by Sunshine of the transactions contemplated hereby, nor compliance by Sunshine with any of the terms or provisions hereof, will (i) violate any provision of Sunshine Articles or Sunshine Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.05 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sunshine or Sunshine Subsidiary or any of their respective properties or assets, including but not limited to, 12 C.F.R. 239.63(f), or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Sunshine or Sunshine Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sunshine or Sunshine Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Sunshine.

Section 3.05. Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Home Owners’ Loan Act and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, under the Bank Merger Act, and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices, as applicable, with the Financial Industry Regulatory Authority (“FINRA”) and the approval of such applications, filings and notices, (d) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of Sunshine’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement-Prospectus”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by CenterState in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (d) the filing of the Certificates/Articles of Merger with the Florida Secretary of State pursuant to the FBCA and the Maryland State Department of Assessments and Taxation pursuant to the MGCL to the extent required, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of CenterState Common Stock pursuant to this Agreement and the approval of the listing of such CenterState Common Stock on NASDAQ (the “Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with (A) the execution and delivery by Sunshine of this Agreement or (B) the consummation by Sunshine of the Merger and the other transactions contemplated hereby (including the consummation by Savings Bank of the Bank Merger). As of the date hereof, Sunshine is not aware of any reason why the necessary Regulatory Approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

Section 3.06. Reports.

(a) Sunshine and its Subsidiary have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2015 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, and (v) the OCC (each a “Regulatory Agency” and collectively, the “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Sunshine or its Subsidiary, as the case may be. Except for examinations of Sunshine and its Subsidiary conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Sunshine, investigation into the business or operations of Sunshine or its Subsidiary since January 1, 2015, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine or its Subsidiary. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Sunshine its Subsidiary, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Sunshine or its Subsidiary pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2015 (the “Sunshine SEC Reports”) is publicly available. No such Sunshine SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Sunshine SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Sunshine has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Sunshine SEC Reports.

Section 3.07. Financial Statements.

(a) The financial statements of Sunshine and its Subsidiary included (or incorporated by reference) in Sunshine SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Sunshine and its Subsidiary, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Sunshine and its Subsidiary for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Sunshine and its Subsidiary have been, since January 1, 2015, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Hacker Johnson & Smith, PA has not resigned (or informed Sunshine that it intends to resign) or been dismissed as independent public accountants of Sunshine as a result of or in connection with any disagreements with Sunshine on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine, neither Sunshine nor its Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except, (i) with respect to Sunshine and its Subsidiary, for those liabilities that are reflected or reserved against on the consolidated balance sheet of Sunshine included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (including any notes thereto), (ii) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2017, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Sunshine and its Subsidiary are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Sunshine or its Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine. Sunshine (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Sunshine, including its Subsidiary, is made known to the chief executive officer and the chief financial officer of Sunshine by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Sunshine’s outside auditors and the audit committee of the Sunshine Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Sunshine’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Sunshine, any fraud, whether or not material, that involves management or other employees who have a significant role in Sunshine’s internal controls over financial reporting (copies of such items in subsections (x) and (y) have previously been made available by Sunshine to CenterState). To the knowledge of Sunshine, there is no reason to believe that Sunshine’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, (i) neither Sunshine nor its Subsidiary, nor, to the knowledge of Sunshine, any director, executive officer, auditor, accountant or representative of Sunshine or its Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Sunshine, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Sunshine or its Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Sunshine or its Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Sunshine or its Subsidiary, whether or not employed by Sunshine or its Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Sunshine or any of its officers, directors, employees or agents to the Board of Directors of Sunshine or any committee thereof or to the knowledge of Sunshine, to any director or officer of Sunshine.

Section 3.08. Absence of Certain Changes or Events.

(a) Since December 31, 2016, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine.

(b) Since December 31, 2016, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Sunshine and its Subsidiary have carried on their respective businesses in all material respects in the ordinary course.

Section 3.09. Legal Proceedings.

(a) Neither Sunshine nor its Subsidiary is a party to any, and there are no pending or, to Sunshine’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Sunshine or its Subsidiary or, to Sunshine’s knowledge, any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine or the Sunshine Subsidiary, or (ii) reasonably likely to prevent, materially impede or materially delay its ability to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Sunshine, its Subsidiary or the assets of Sunshine or its Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

Section 3.10. Taxes and Tax Returns.

(a) Each of Sunshine and its Subsidiary has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Sunshine nor its Subsidiary is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of Sunshine and its Subsidiary that are due have been fully and timely paid. Each of Sunshine and its Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Sunshine nor its Subsidiary has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Sunshine and its Subsidiary for all years up to and including December 31, 2012 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed, in each case, in writing, against Sunshine or its Subsidiary. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Sunshine and its Subsidiary or the assets of Sunshine and its Subsidiary. In the last six (6) years, neither Sunshine nor its Subsidiary has been informed in writing by any jurisdiction that the jurisdiction believes that Sunshine or its Subsidiary was required to file any Tax Return that was not filed. Sunshine has made available to CenterState true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Sunshine or its Subsidiary. Neither Sunshine nor its Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Sunshine and its Subsidiary). Neither Sunshine nor its Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Sunshine) or (ii) has any liability for the Taxes of any person (other than Sunshine or its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Sunshine nor its Subsidiary has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Sunshine nor its Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past five (5) years has Sunshine been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither Sunshine nor its Subsidiary will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting, (B) closing agreement, (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date, in the case of (A), (C), (D) and (E), outside of the ordinary course of business.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

Section 3.11. Employees and Employee Benefit Plans.

(a) Sunshine Disclosure Schedule Section 3.11(a) sets forth a true and complete list of all Sunshine Benefit Plans. For purposes of this Agreement, “Sunshine Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Sunshine or its Subsidiary for the benefit of any current or former employee, officer, director or independent contractor of Sunshine or its Subsidiary.

(b) Sunshine has heretofore made available to CenterState true and complete copies of (i) each Sunshine Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Sunshine Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter or IRS advisory opinion letter, if any, relating to such Sunshine Benefit Plan, (D) the most recently prepared actuarial report for each Sunshine Benefit Plan (if applicable), and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Sunshine Benefit Plan.

(c) Each Sunshine Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Sunshine nor its Subsidiary has, within the prior three (3) years, taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Sunshine Benefit Plan, and neither Sunshine nor its Subsidiary has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Sunshine Disclosure Schedule Section 3.11(d) identifies each Sunshine Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Sunshine Qualified Plans”). The IRS has issued a favorable determination or advisory opinion letter with respect to each Sunshine Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened in writing), and, to the knowledge of Sunshine, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Sunshine Qualified Plan or the related trust. No trust funding any Sunshine Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Neither Sunshine nor any ERISA Affiliate maintains a Sunshine Benefit Plan that is subject to Section 412 of the Code or Title IV of ERISA. No Controlled Group Liability with respect to an employee benefit plan that is not a Sunshine Benefit Plan has been incurred by Sunshine or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Sunshine, no condition exists that presents a material risk to Sunshine or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(f) None of Sunshine, its Subsidiary or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Sunshine, its Subsidiary or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g) Except as provided in Sunshine Disclosure Schedule Section 3.11(g), neither Sunshine nor its Subsidiary sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar state law.

(h) All contributions required to be made to any Sunshine Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Sunshine Benefit Plan, for any period in the prior three (3) years through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Sunshine, as applicable, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Sunshine and its Subsidiary.

(i) Except as would not, either individually or in the aggregate reasonably be expected to result in a material liability to Sunshine or its Subsidiary, there are no pending or, to Sunshine’s knowledge, threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and, to Sunshine’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against Sunshine Benefit Plans, any fiduciaries thereof with respect to their duties to the Sunshine Benefit Plans or the assets of any of the trusts under any of the Sunshine Benefit Plans.

(j) None of Sunshine, its Subsidiary or any of their respective ERISA Affiliates has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Sunshine Benefit Plans or their related trusts, Sunshine, its Subsidiary or any of their respective ERISA Affiliates to any material unpaid tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as provided in Sunshine Disclosure Schedule Section 3.11(k), the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, cause Sunshine or its Subsidiary to transfer or set aside any assets to fund any benefits under any Sunshine Benefit Plan, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Sunshine or its Subsidiary. Without limiting the generality of the foregoing, except as provided in Section 3.11(k) of the Sunshine Disclosure Schedule, no amount paid or payable (whether in cash, in property or in the form of benefits) by Sunshine or its Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l) Except as provided in Sunshine Disclosure Schedule Section 3.11(l), no Sunshine Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(m) There are no pending or, to Sunshine’s knowledge, threatened material labor grievances or unfair labor practice claims or charges against Sunshine or its Subsidiary, or any strikes or other material labor disputes against Sunshine or its Subsidiary. Neither Sunshine nor its Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Sunshine or its Subsidiary and, to Sunshine’s knowledge, there are no organizing efforts by any union or other group seeking to represent any employees of Sunshine or its Subsidiary.

(n) The Sunshine ESOP grants to its participants full voting rights as to all shares of Sunshine Common Stock held by the Sunshine ESOP on behalf of such participants and that have been allocated to their accounts.

Section 3.12. Compliance with Applicable Law.

(a) Sunshine and its Subsidiary hold, and have at all times since December 31, 2014 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Sunshine, and to the knowledge of Sunshine, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Sunshine and its Subsidiary have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity applicable to Sunshine or its Subsidiary, including (to the extent applicable to Sunshine or its Subsidiary), but not limited to, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund

Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money-laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Sunshine, neither Sunshine nor its Subsidiary, or to the knowledge of Sunshine, any director, officer, employee, agent or other person acting on behalf of Sunshine or its Subsidiary has, directly or indirectly, (i) used any funds of Sunshine or its Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Sunshine or its Subsidiary, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Sunshine or its Subsidiary, (v) made any fraudulent entry on the books or records of Sunshine or its Subsidiary, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Sunshine or its Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Sunshine or its Subsidiary, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

Section 3.13. Certain Contracts.

(a) Sunshine Disclosure Schedule Section 3.13(a) lists, as of the date hereof, all contract, arrangement, commitment or understanding (whether written or oral), other than any Sunshine Benefit Plan, entered into by Sunshine or its Subsidiary or by which Sunshine or its Subsidiary may be bound: (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Sunshine or its Subsidiary or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or its Subsidiary to engage in any line of business that is material to Sunshine and its Subsidiary, taken as a whole; (iii) with or to a labor union or guild (including any collective bargaining agreement); or (iv) which includes any bonus, stock options, restricted stock, stock appreciation right or other employee benefit agreement or arrangement; (v) which, upon the consummation of the transactions contemplated by this Agreement (with alone or upon the occurrence of any additional acts or events) will result in any payment (whether change of control, severance pay or otherwise) becoming due from Sunshine, the Surviving Entity or any of their respective Subsidiary to any officer, employee or director; (vi) the benefits of which will be increased or the vesting of benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement; or (vii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Sunshine or its Subsidiary, taken as a whole. Section 3.13(a) of the Sunshine Disclosure Schedule also lists Sunshine contracts: (i) related to the borrowing by Sunshine or its Subsidiary of money other than those entered into in the Ordinary Course of Business and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (ii) relating to the lease of personal property having a value in excess of $50,000 in the aggregate; (iii) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement; (iv) which relates to capital expenditures and involves future payments in excess of $100,000 in the aggregate; or (v) which is not terminable on sixty (60) days or less notice and involves the payment of more than $100,000 per annum. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in Sunshine Disclosure Schedule, is referred to herein as a “Sunshine Contract,” and neither Sunshine nor its Subsidiary knows of, or has received written, or to Sunshine’s knowledge, oral notice of, any violation of the above by any of the other parties thereto which would reasonably be likely to have a Material Adverse Effect on Sunshine. Sunshine has made available to CenterState complete and correct copies of all Sunshine Contracts identified on Sunshine Disclosure Schedule 3.13(a).

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine: (i) each Sunshine Contract is valid and binding on Sunshine or its Subsidiary, as applicable, and in full force and effect, (ii) Sunshine and its Subsidiary have performed all obligations required to be performed by it prior to the date hereof under each Sunshine Contract, (iii) to Sunshine’s knowledge, each third-party counterparty to each Sunshine Contract has performed all obligations required to be performed by it to date under such Sunshine Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Sunshine or its Subsidiary under any such Sunshine Contract.

(c) Sunshine Disclosure Schedule 3.13(c) sets forth a true and complete list of all Sunshine Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the performance by Sunshine of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

Section 3.14. Agreements with Regulatory Agencies. Neither Sunshine nor its Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in Sunshine Disclosure Schedule, a “Sunshine Regulatory Agreement”), nor has Sunshine or its Subsidiary been advised in writing or, to Sunshine’s knowledge, orally, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Sunshine Regulatory Agreement.

Section 3.15. Risk Management Instruments. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Sunshine, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Sunshine, its Subsidiary or for the account of a customer of Sunshine or its Subsidiary (the “Sunshine Risk Management Instruments” ), were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Sunshine or its Subsidiary enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions) and are in full force and effect. Sunshine and its Subsidiary have duly performed in all material respects all of their material obligations under the Sunshine Risk Management Instruments to the extent that such obligations to perform have accrued, and, to Sunshine’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party under Sunshine Risk Management Instruments.

Section 3.16. Environmental Matters. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Sunshine, Sunshine and its Subsidiary are in compliance, and at all times since January 1, 2015 have complied, with all applicable federal, state and local laws (including common law), statutes, rules, regulations, orders, decrees, permits, authorizations or legal requirements of any Governmental Entity relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, storage, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Sunshine, investigations of any Governmental Entity or other person pending, or, to the knowledge of Sunshine, threatened against Sunshine of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Sunshine or its Subsidiary of any liability or obligation arising under any Environmental Law, pending or threatened against Sunshine, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine. To the knowledge of Sunshine, there is no reasonable basis for any such proceeding, claim, action or investigation. Sunshine is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any Governmental Entity or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine.

Section 3.17. Investment Securities and Commodities.

(a) Each of Sunshine and its Subsidiary has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in Sunshine SEC Reports or (ii) to the extent that such securities or commodities are pledged in the ordinary course of business to secure obligations of Sunshine or its Subsidiary. Such securities and commodities are listed in Sunshine Disclosure Schedule 3.17(a) and are valued on the books of Sunshine in accordance with GAAP in all material respects.

(b) Sunshine and its Subsidiary employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Sunshine believes are prudent and reasonable in the context of their respective businesses, and Sunshine and its Subsidiary have, since January  1, 2015, been in compliance with such policies, practices and procedures in all material respects.

Section 3.18. Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Sunshine, Sunshine or its Subsidiary (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Sunshine SEC Reports as being owned by Sunshine or its Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Sunshine Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Sunshine SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Sunshine Leased Properties” and, collectively with the Sunshine Owned Properties, the “Sunshine Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Sunshine’s knowledge, the lessor. There are no pending or, to the knowledge of Sunshine, threatened condemnation proceedings against Sunshine Real Property. Sunshine Disclosure Schedule 3.18 contains a complete and accurate list of each Sunshine Real Property, including lease commencement and termination dates and any notices required prior to consummation of the transactions contemplated by this Agreement.

Section 3.19. Intellectual Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Sunshine: (i) Sunshine and its Subsidiary owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted; (ii)(A) the use of any Intellectual

Property by Sunshine and its Subsidiary does not infringe, misappropriate or otherwise violate the rights of any person, and (B) no person has asserted to Sunshine in writing that Sunshine or its Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (iii) to the knowledge of Sunshine, no person is challenging, infringing on or otherwise violating any right of Sunshine or its Subsidiary with respect to any Intellectual Property owned by Sunshine or its Subsidiary; (iv) neither Sunshine nor its Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Sunshine or its Subsidiary; (v) to the knowledge of Sunshine, since January 1, 2015, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Sunshine and its Subsidiary; and (vi) Sunshine and its Subsidiary have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all material Intellectual Property owned or licensed, respectively, by Sunshine and its Subsidiary. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof. A true and complete listing of all Intellectual Property owned by Sunshine or its Subsidiary is contained in Sunshine Disclosure Schedule 3.19.

Section 3.20. Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Sunshine or its Subsidiary, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Sunshine or its Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Sunshine Common Stock (or any of such person’s immediate family members or affiliates) (other than the Subsidiary of Sunshine) on the other hand, of the type required to be reported in any Sunshine SEC Report pursuant to Item  404 of Regulation S-K promulgated under the Exchange Act.

Section 3.21. Reorganization. Sunshine has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.22. Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby.

Section 3.23. Broker’s Fees. Neither Sunshine nor its Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Hovde Group, LLC, pursuant to letter agreements, true and complete copies of which have been previously provided to CenterState and which provide for payment of the amounts set forth on the Sunshine Disclosure Schedule 3.23.

Section 3.24. Opinion. Prior to the execution of this Agreement, Sunshine has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Hovde Group, LLC, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Sunshine Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.25. Sunshine Information. The information relating to Sunshine and its Subsidiary that is provided by Sunshine or its representatives specifically for inclusion in (a) the Proxy Statement-Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to holders of Sunshine Common Stock or at the time of the Sunshine Meeting (as defined in Section 6.3), (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Sunshine incorporated by reference in the Proxy Statement-Prospectus, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Sunshine and its Subsidiary will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Sunshine with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of CenterState or its Subsidiaries for inclusion in the Proxy Statement-Prospectus or the S-4.

Section 3.26. Loan Portfolio.

(a) As of the date hereof, except as set forth in Sunshine Disclosure Schedule Section 3.26(a), neither Sunshine nor its Subsidiary is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Sunshine or any Subsidiary of Sunshine is a creditor which as of June 30, 2017, had an outstanding balance of $500,000 or more and under the terms of which the obligor was, as of June 30, 2017, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal shareholder of Sunshine or its Subsidiary (as such terms are defined in 12 C.F.R. Part 215). Sunshine Disclosure Schedule Section 3.26(a) also sets forth a true, correct and complete list of all of the Loans of Sunshine and its Subsidiary that, as of June 30, 2017 had an outstanding balance of $500,000 or more and were either classified by Sunshine (A) as of June 30, 2017 as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, or (B) on or after January 1, 2015 as “Loss,” in all cases together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of June 30, 2017.

(b) Sunshine Disclosure Schedule 3.26(b) identifies each asset of Sunshine or its Subsidiary that as of June 30, 2017, was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement, as well as any assets classified as OREO since June 30, 2017 and any sales of OREO between June 30, 2017 and the date of this Agreement, reflecting any gain or loss with respect to any OREO sold;

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine, each outstanding Loan of Sunshine and its Subsidiary (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Sunshine and its Subsidiary as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Sunshine, each outstanding Loan of Sunshine and its Subsidiary (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Sunshine and its Subsidiary (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which Sunshine or its Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by Sunshine or its Subsidiary to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Sunshine or its Subsidiary, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Neither Sunshine nor its Subsidiary is now nor has it ever been since December 31, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(h) As to each Loan that is secured whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to Sunshine’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by Sunshine or its Subsidiary subject to the fulfillment of their obligations under the agreement with the Small Business Administration that arise after the date hereof.

Section 3.27. Insurance.

(a) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Sunshine: (a) Sunshine and its Subsidiary are insured with reputable insurers against such risks and in such amounts as the management of Sunshine reasonably has determined to be prudent and consistent with industry practice, and neither Sunshine nor its Subsidiary has received notice to the effect that any of them are in default under any material insurance policy; (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Sunshine and its Subsidiary, Sunshine or its Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Sunshine Disclosure Schedule 3.27(a) identifies all of the insurance policies currently maintained by Sunshine and its Subsidiary, including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000 (“Insurance Policies”).

(b) Sunshine Disclosure Schedule 3.27(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Sunshine or its Subsidiary, including the value of such BOLI as of the end of the month prior to the date hereof. The value of the BOLI is and has been fairly and accurately reflected in Sunshine’s financial statements in accordance with GAAP. All BOLI is owned solely by Savings Bank and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Sunshine’s BOLI. Neither Sunshine nor its Subsidiary has any outstanding borrowings secured in whole or in part by its BOLI.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CENTERSTATE

Section 4.01. Making of Representations and Warranties.

Except as disclosed in the disclosure schedule delivered by CenterState to Sunshine concurrently herewith (the “CenterState Disclosure Schedule”); CenterState hereby represents and warrants to Sunshine that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date. “Knowledge” or “knowledge” as to CenterState and any other phrase of similar import means, with respect to any matter in question relating to CenterState, of those individuals set forth on CenterState Disclosure Schedule 4.01(a). CenterState has made a good faith effort to ensure that the disclosure on each schedule of the CenterState Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the CenterState Disclosure Schedule, any item disclosed on any schedule therein or publicly filed with the SEC is deemed to be fully disclosed with respect to all sections of this Agreement under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement.

Section 4.02. Organization, Standing and Authority.

(a) CenterState is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has elected to be treated as financial holding company under the BHC Act. CenterState has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. CenterState is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on CenterState. True and complete copies of CenterState Articles of Incorporation and Bylaws, as in effect as of the date of this Agreement, have previously been made available by CenterState to Sunshine.

(b) Each Subsidiary of CenterState (a “CenterState Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on CenterState and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of CenterState to pay dividends or distributions except under applicable state law or, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of CenterState Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to CenterState’s knowledge, threatened.

Section 4.03. Capitalization.

(a) The authorized capital stock of CenterState consists of (a) 100,000,000 shares of CenterState Common Stock, and 5,000,000 shares of preferred stock. As of the date hereof, 60,030,792 shares of CenterState Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. As of the date hereof, no shares of CenterState Common Stock are held in treasury, and 60,027,792 shares of CenterState Common Stock are reserved for issuance upon the exercise of outstanding CenterState Stock Options. All of the issued and outstanding shares of CenterState Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of CenterState Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. All shares of CenterState’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities laws. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of CenterState may vote are issued or outstanding. Except as set forth in Section 4.03(a) of the CenterState Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of CenterState are issued or outstanding. Other than equity awards granted under a CenterState stock plan, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating CenterState to issue, transfer, sell, purchase, redeem or otherwise acquire any shares of CenterState Common Stock or any other equity interests of CenterState.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which CenterState or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the CenterState Common Stock or other equity interests of CenterState.

(c) CenterState owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of CenterState Bank, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No CenterState Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 4.04. Authority; No Violation.

(a) CenterState has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of CenterState. The Board of Directors of CenterState has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of CenterState and its shareholders. Except for the adoption of the Bank Merger Agreement by the board of directors of CenterState Bank and CenterState as its sole shareholder, no other corporate proceedings on the part of CenterState are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CenterState and (assuming due authorization, execution and delivery by Sunshine) constitutes a valid and binding obligation of CenterState, enforceable against CenterState in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by CenterState, nor the consummation by CenterState of the transactions contemplated hereby, nor compliance by CenterState with any of the terms or provisions hereof, will (i) violate any provision of the CenterState Articles of Incorporation or Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.05 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CenterState, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CenterState or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CenterState or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which either individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect on CenterState.

Section 4.05. Consents and Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Home Owners’ Loan Act and approval of such applications, filings and notices; (b) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, under the Bank Merger Act, and approval of such applications, filings and notices; (c) the filing with the SEC of the Proxy Statement-Prospectus and the S-4 in which the Proxy Statement-Prospectus will be included as a prospectus, and declaration of effectiveness of the S-4; (d) the filing of the Certificates/Articles of Merger with the Florida Secretary of State pursuant to the FBCA and the Maryland State Department of Assessments and Taxation pursuant to the MGCL to the extent required; and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of CenterState Common Stock pursuant to this Agreement and the approval of the listing of such CenterState Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with (A) the execution and delivery by CenterState of this Agreement or (B) the consummation by CenterState of the Merger and the other transactions contemplated hereby (including the consummation by CenterState Bank of the Bank Merger). As of the date hereof, CenterState is not aware of any reason why the necessary Regulatory Approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

Section 4.06. Reports.

(a) CenterState and each of its Subsidiaries have timely filed (or furnished, as applicable), all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2015 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on CenterState and its Subsidiaries. Except for examinations of CenterState and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CenterState, investigation into the business or operations of CenterState or any of its Subsidiaries since January 1, 2015, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CenterState or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by CenterState or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2015 (the “CenterState SEC Reports”) is publicly available. No such CenterState SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all CenterState SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of CenterState has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the CenterState SEC Reports.

Section 4.07. Financial Statements.

(a) The financial statements of CenterState and its Subsidiaries included (or incorporated by reference) in the CenterState SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CenterState and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of CenterState and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CenterState and its Subsidiaries have been, since January 1, 2015, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Crowe Horwath LLP has not resigned (or informed CenterState that it intends to resign) or been dismissed as independent public accountants of CenterState as a result of or in connection with any disagreements with CenterState on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, neither CenterState nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except (i) for those liabilities that are reflected or reserved against on the consolidated balance sheet of CenterState included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (including any notes thereto), (ii) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2017, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of CenterState and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CenterState or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState. CenterState (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to CenterState, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CenterState by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to CenterState’s outside auditors and the audit committee of CenterState’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CenterState’s ability to record, process, summarize and report financial information, and (y) to the knowledge of CenterState, any fraud, whether or not material, that involves management or other employees who have a significant role in CenterState’s internal controls over financial reporting. To the knowledge of CenterState, there is no reason to believe that CenterState’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, (i) neither CenterState nor any of its Subsidiaries, nor, to the knowledge of CenterState, any director, executive officer, auditor, accountant or representative of CenterState or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of CenterState, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CenterState or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that CenterState or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing CenterState or any of its Subsidiaries, whether or not employed by CenterState or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CenterState or any of its officers, directors, employees or agents to the Board of Directors of CenterState or any committee thereof or to the knowledge of CenterState, to any director or officer of CenterState.

Section 4.08. Taxes.

(a) Each of CenterState and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither CenterState nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of CenterState and its Subsidiaries that are due have been fully and timely paid. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed, in each case, in writing, against CenterState or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of CenterState and its Subsidiaries or the assets of CenterState and its Subsidiaries. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of CenterState or any of its Subsidiaries. Neither CenterState nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

Section 4.09. Absence of Certain Changes or Events.

(a) Since December 31, 2016, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

(b) Since December 31, 2016, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, CenterState and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

Section 4.10. Legal Proceedings.

(a) Neither CenterState nor any of its Subsidiaries is a party to any, and there are no pending or, to CenterState’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CenterState or any of its Subsidiaries or, to CenterState’s knowledge, any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState or any CenterState Subsidiary, or (ii) reasonably likely to prevent, materially impede or materially delay its ability to perform its covenants or agreements under this Agreement or to consummate the transactions contemplated hereby.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon CenterState, any of its Subsidiaries or the assets of CenterState or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

Section 4.11. Compliance with Applicable Law. CenterState and each of its Subsidiaries hold, and have at all times since December 31, 2014 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on CenterState, and to the knowledge of CenterState, no suspension or cancellation or any such necessary license, franchise, permit or authorization is threatened. CenterState and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity applicable to CenterState or any of its Subsidiaries, including (to the extent applicable to CenterState or its Subsidiaries), but not limited to, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on CenterState, none of CenterState or its Subsidiaries, or to the knowledge of CenterState, any director, executive officer, employee, agent or other person acting on behalf of CenterState or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CenterState or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CenterState or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CenterState or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CenterState or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for CenterState or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CenterState or any of its Subsidiaries, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

Section 4.12. Agreements with Regulatory Agencies. Neither CenterState nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CenterState Disclosure Schedule, a “CenterState Regulatory Agreement”), nor has CenterState or any of its Subsidiaries been advised in writing or, to CenterState’s knowledge, orally, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such CenterState Regulatory Agreement.

Section 4.13. Reorganization. CenterState has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.14. Broker’s Fees. Neither CenterState nor any CenterState Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, except that CenterState has engaged and will pay a fee or commission to Keefe, Bruyette & Woods, Inc.

Section 4.15. CenterState Information. The information relating to CenterState and its Subsidiaries that is provided by CenterState or its representatives specifically for inclusion in (a) the Proxy Statement-Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to holders of Sunshine Common Stock or at the time of the Sunshine Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of CenterState incorporated by reference in the Proxy Statement-Prospectus, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to CenterState and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by CenterState with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Sunshine or its Subsidiaries for inclusion in the Proxy Statement-Prospectus or the S-4.

Section 4.16. Financing. CenterState has, or will have available to it prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

Section 4.17. Contracts. Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which CenterState or any of its Subsidiaries is a party or by which CenterState or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by CenterState, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “CenterState Contract”). Each CenterState Contract is valid and binding on CenterState or its Subsidiaries and is in full force and effect.

Section 4.18. Environmental Matters. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CenterState, CenterState and its Subsidiaries are in compliance, and at all times since January 1, 2015 have complied, with all applicable federal, state and local laws (including common law), statutes, rules, regulations, orders, decrees, permits, authorizations or legal requirements of any Governmental Entity relating to Environmental Laws.

Section 4.19. Loan Portfolio. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, each outstanding Loan of CenterState and its Subsidiaries (including Loans held for resale to investors) was originated, and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of CenterState and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

Section 4.20. Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on CenterState: CenterState and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CenterState reasonably has determined to be prudent and consistent with industry practice, and neither CenterState nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy.

Section 4.21. Opinion. Prior to the execution of this Agreement, CenterState has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date)

from Keefe, Bruyette & Woods, Inc. to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be issued and paid by CenterState in the Merger is fair, from a financial point of view, to CenterState. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

ARTICLE V

COVENANTS

Section 5.01. Covenants of Sunshine. Sunshine will use commercially reasonable efforts to (i) carry on its business, including the business of its Subsidiary, only in the Ordinary Course of Business and consistent with prudent banking practice and in compliance in all material respects with all applicable Laws (ii) preserve its business organizations and assets intact, (iii) keep available to itself and CenterState the present services of the current officers and employees of Sunshine and its Subsidiary, (iv) preserve for itself and CenterState the goodwill of its customers, key employees, lessors and others with whom business relationships exist. During the period from the date of this Agreement and continuing until the Effective Time, except (i) as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.01 of Sunshine’s Disclosure Schedule), (ii) with the prior written consent of CenterState, which consent shall not be unreasonably withheld, conditioned or delayed (provided; however, with respect to Section 5.01(q)(i), Section 5.01(r) and Section 5.01(s), if CenterState shall not have disapproved of Sunshine’s request in writing within two (2) Business Days of receipt of such written request from Sunshine, then such request shall be deemed to be approved by CenterState) or (iii) required by law, Sunshine shall not and shall not permit its Subsidiary to:

(a) Stock. (i) issue, sell, grant, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock (except for issuances of Sunshine Common Stock upon the exercise of Sunshine Stock Options outstanding on the date hereof and included in Sunshine Disclosure Schedule 3.03(c)), any Rights, any new award or grant under the Sunshine Stock Plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as set forth in Sunshine Disclosure Schedule 5.01(a), accelerate the vesting of any existing Rights, or (iii) except as set forth in Sunshine Disclosure Schedule 5.01(a), directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, repurchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time (other than the acquisition of shares of Sunshine Common Stock from a holder of Sunshine Stock Options in satisfaction of withholding obligations or in payment of the exercise price, as may be permitted pursuant to Sunshine Stock Plans or the applicable award agreements).

(b) Dividends; Other Distributions. Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for (i) dividends from its Subsidiary to Sunshine, consistent with past practice, and (ii) distributions payable to service Sunshine’s outstanding subordinated notes.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of Sunshine or its Subsidiary, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of Sunshine or its Subsidiary other than as disclosed in Sunshine Disclosure Schedule 5.01(c), (ii) as may be

required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to CenterState and set forth in Sunshine Disclosure Schedule 5.01(c), (iv) incentive or bonus payments either in accordance with past practice or in accordance with the terms of the Savings Bank Executive Incentive Plan and set forth in Sunshine Disclosure Schedule 5.01(c) or (v) severance in accordance with past practice and set forth in Sunshine Disclosure Schedule 5.01(c).

(d) Hiring. Hire any person as an employee of Sunshine or its Subsidiary, except for at-will employees at an annual rate of salary not to exceed $75,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with CenterState, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Sunshine Disclosure Schedule 5.01(e), (iii) as previously disclosed to CenterState and set forth in Sunshine Disclosure Schedule 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement) any Sunshine Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Sunshine or its Subsidiary.

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth in Sunshine Disclosure Schedule 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than (i) loans in accordance with Regulation O of the Federal Reserve Board (12 CFR Part 215) and consistent with past practice and in the Ordinary Course of Business and (ii) compensation or business expense advancements or reimbursements in the Ordinary Course of Business.

(g) Dispositions. Except as set forth on Sunshine Disclosure Schedule 5.01(g) or in the Ordinary Course of Business (including the sale, transfer or disposal of other real estate owned), sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Sunshine or its Subsidiary.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by CenterState pursuant to any other applicable paragraph of this Section 5.01.

(i) Capital Expenditures. Make any capital expenditures in amounts exceeding $100,000 individually, or $250,000 in the aggregate.

(j) Governing Documents. Amend Sunshine’s articles of incorporation or bylaws or any equivalent documents of Sunshine’s Subsidiary.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws, GAAP or at the direction of a Governmental Authority.

(l) Contracts. Except as set forth in Sunshine Disclosure Schedule 5.01(l), enter into, amend, modify, terminate, extend, or waive any material provision of, any Sunshine Material Contract, Lease or Insurance Policy, or make any material change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, other than normal renewals of contracts, licenses and leases without material adverse changes of terms with respect to Sunshine or its Subsidiary, or enter into any contract that would constitute a Sunshine Material Contract if it were in effect on the date of this Agreement, except for any amendments, modifications or terminations requested by CenterState.

(m) Claims. Other than settlement of foreclosure actions in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Sunshine or its Subsidiary is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Sunshine or its Subsidiary of an amount which exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of Sunshine or its Subsidiary or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.

(n) Banking Operations. (i) Enter into any material new line of business, introduce any material new products or services, or introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, its hedging practices and policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the Ordinary Course of Business.

(o) Derivative Transactions. Enter into any Derivative Transaction.

(p) Indebtedness. Incur any indebtedness for borrowed money other than in the Ordinary Course of Business consistent with past practice with a term not in excess of twelve (12) months (other than creation of deposit liabilities or sales of certificates of deposit in the Ordinary Course of Business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (whether absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the Ordinary Course of Business and in accordance with the restrictions set forth in Section 5.01(s).

(q) Investment Securities. (i) Acquire (other than (x) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (y) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, other than securities (A) rated “AA” or higher by either Standard and Poor’s Ratings Services of Moody’s Investor Service, (B) with a weighted average life of not more than five (5) years and (C) otherwise in the Ordinary Course of Business, nor (ii) change the classification method for any of the Sunshine Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320.

(r) Deposits. Make any changes to deposit pricing other than such changes that may be made in the Ordinary Course of Business, consistent with past practice.

(s) Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed in Sunshine Disclosure Schedule 5.01(s), (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by Sunshine or its Subsidiary to such borrower or its Affiliates would be in excess of $150,000, in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) secured loan over $1,500,000, (D) loan that is not made in conformity with Sunshine’s ordinary course lending policies and guidelines in effect as of the date hereof, or (E) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Sunshine or its Subsidiary

(without regard to whether such other loans have been advanced or remain to be advanced) to exceed $5,000,000, (ii) sell any loan or loan pools in excess of $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the Ordinary Couse of Business), or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where Sunshine or its Subsidiary retains any servicing rights. Any loan in excess of the limits set forth in this Section 5.01(s) shall require the prior written approval of the President or Chief Credit Officer or Credit Administrator of CenterState Bank. Notwithstanding the foregoing, Sunshine may, without obtaining the prior written approval of CenterState Bank (i) effect any modification to a loan or extension of credit that is not rated “substandard” or lower; (ii) extend the loan maturity or renew loans rated “watch” for no more than one year, where no additional credit is extended, or grant payment deferrals up to six months and renew loans rated “watch “ or better where no additional credit is extended; and (iii) renew for up to two years any unsecured loan of less than $300,000 where no additional credit is extended. Sunshine shall not effect any collateral release for any loan rated “watch” or lower without the prior approval of CenterState Bank.

(t) Investments or Developments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Sunshine or its Subsidiary.

(u) Taxes. Except as required by applicable Law or any Governmental Authority, make, in any manner different from Sunshine’s prior custom and practice, or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided that, for purposes of this Section 5.01(u), “material” shall mean affecting or relating to $10,000 or more in Taxes or $25,000 or more of taxable income.

(v) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Sunshine or its Subsidiary under any agreement with any Governmental Authority or under any Sunshine Material Contract, Lease or other material agreement or material license to which Sunshine or its Subsidiary is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.

(w) Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(x) Adverse Actions. Take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair Sunshine’s ability to consummate the Merger or the transactions contemplated by this Agreement, or (ii) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(y) Additional Actions. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01

(z) Facilities. Except required by Law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by CenterState.

(aa) Restructure. Merge or consolidate itself or its Subsidiary with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or its Subsidiary.

(bb) Commitments. (i) Enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law.

Section 5.02. Covenants of CenterState.

(a) Affirmative Covenants. From the date hereof until the Effective Time, CenterState will use commercially reasonable efforts to carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b) Negative Covenants. From the date hereof until the Effective Time, CenterState shall not take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair in any material respect CenterState’s ability to consummate the Merger or the transactions contemplated by this Agreement, or (ii) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (iii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law, or (iv) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.

Section 5.03. Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI, and shall cooperate fully with the other Party to that end.

Section 5.04. Shareholder Approval. Following the date that the Registration Statement is declared effective by the SEC, Sunshine shall take, in accordance with applicable Law and the articles of incorporation and bylaws of Sunshine, all action necessary to convene a special meeting of its shareholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Sunshine’s shareholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Sunshine Meeting”) and shall take all lawful action to solicit such approval by such shareholders. Sunshine shall use its commercially reasonable efforts to obtain the Requisite Sunshine Shareholder Approval to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Sunshine Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Sunshine in connection with the Sunshine Meeting are solicited in compliance with the MGCL, the articles of incorporation and bylaws of Sunshine, and all other applicable legal requirements. Except with the prior approval of CenterState, other than the items noted above, no other matters shall be submitted for the approval of Sunshine shareholders at the Sunshine Meeting.

Except to the extent provided otherwise in Section 5.09, the board of directors of Sunshine shall at all times prior to and during the Sunshine Meeting recommend approval of this Agreement by the shareholders of Sunshine and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Sunshine’s shareholders for consummation of the Merger and the transactions contemplated hereby

(the “Sunshine Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of CenterState or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement-Prospectus shall include the Sunshine Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Sunshine Shareholder Approval, Sunshine will not adjourn or postpone the Sunshine Meeting unless Sunshine is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the board of directors of Sunshine. Sunshine shall keep CenterState updated with respect to the proxy solicitation results in connection with the Sunshine Meeting as reasonably requested by CenterState.

Section 5.05. Registration Statement; Proxy Statement-Prospectus; NASDAQ Listing.

(a) CenterState and Sunshine agree to cooperate in the preparation of the Registration Statement (including the Proxy Statement-Prospectus and all related documents) to be filed by CenterState with the SEC in connection with the issuance of CenterState Common Stock in the transactions contemplated by this Agreement. Sunshine shall use its commercially reasonable efforts to deliver to CenterState such financial statements and related analysis of Sunshine, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Sunshine, as may be required in order to file the Registration Statement, and any other report required to be filed by CenterState with the SEC, in each case, in compliance with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to CenterState to review. Sunshine agrees to cooperate with CenterState and CenterState’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Sunshine’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. CenterState shall, as soon as is practicable, but no later than sixty (60) days after the date hereof, file the Registration Statement with the SEC. Each of CenterState and Sunshine agree to use their respective commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. CenterState also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, Sunshine, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.

(b) CenterState will advise Sunshine, promptly after CenterState receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CenterState Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. CenterState will provide Sunshine and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and CenterState will provide Sunshine and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Sunshine Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, CenterState shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with Sunshine to mail such amendment or supplement to Sunshine shareholders (if required under applicable Law).

(c) CenterState shall cause the shares of CenterState Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 5.06. Regulatory Filings; Consents.

(a) Each of CenterState and Sunshine and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to prepare all documentation to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall CenterState be required to agree to any prohibition, limitation, or other requirement which would (i) prohibit or materially limit the ownership or operation by Sunshine or its Subsidiary, or by CenterState or any of its Subsidiaries, of all or any material portion of the business or assets of Sunshine or any of its Subsidiaries or CenterState or its Subsidiaries, or (ii) compel CenterState or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Sunshine or its Subsidiary or of CenterState or any of its Subsidiaries or continue any portion of any Sunshine Regulatory Agreement against CenterState after the Merger (together, the “Burdensome Conditions”). CenterState and Sunshine will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of CenterState or Sunshine to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority, other than material filed in connection therewith under a claim of confidentiality. CenterState shall, as soon as is practicable, but no later than thirty (30) days after the date hereof, make all filings with Governmental Authorities. In addition, CenterState and Sunshine shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

(b) Sunshine will use its commercially reasonable efforts, and CenterState shall reasonably cooperate with Sunshine at Sunshine’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on Sunshine Disclosure Schedule 3.13(c). Each Party will notify the other Party promptly and shall promptly furnish the other Party with copies of notices or other communications received by such Party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its Subsidiaries or its representatives). Sunshine will consult with CenterState and its representatives as often as practicable under the circumstances so as to permit Sunshine and CenterState and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.

Section 5.07. Publicity. CenterState and Sunshine shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. It is understood that CenterState shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.08. Access; Current Information.

(a) Subject to Section 5.21 hereof, upon reasonable notice and subject to applicable Laws relating to the exchange of information, Sunshine agrees to afford CenterState and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Sunshine’s and its Subsidiary’s books, records (including, without limitation, Tax Returns and work papers of independent auditors), information technology systems, business, properties and personnel and to such other information relating to them as CenterState may reasonably request and Sunshine shall use its commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and Sunshine’s privacy policy and, during such period, Sunshine shall furnish to CenterState, upon CenterState’s reasonable request, all such other information concerning the business, properties and personnel of Sunshine and its Subsidiary that is substantially similar in scope to the information provided to CenterState in connection with its diligence review prior to the date of this Agreement.

(b) As soon as reasonably practicable after they become available, Sunshine will furnish to CenterState copies of the board packages distributed to the board of directors of Sunshine or its Subsidiary, and minutes from the meetings thereof and all committees thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to the board of directors of Sunshine or any committee thereof relating to the financial performance, operations, or risk management of Sunshine.

(c) During the period from the date of this Agreement to the Effective Time, each of Sunshine and CenterState will cause one or more of its designated representatives to confer on a regular basis with representatives of the other Party and to report the general status of the ongoing operations of Sunshine and its Subsidiary and CenterState and its Subsidiaries, respectively. Without limiting the foregoing, Sunshine agrees to provide to CenterState (i) a copy of each report filed by Sunshine or its Subsidiary with a Governmental Authority within three (3) Business Days following the filing thereof unless it is a confidential communication with a Governmental Authority and Sunshine is prohibited by Law from sharing such report, (ii) a copy of Sunshine’s monthly loan trial balance within one (1) Business Day of the end of the month, and (iii) a copy of Sunshine’s monthly statement of condition and profit and loss statement within five (5) Business Days of the end of the month and, if requested by CenterState, a copy of Sunshine’s daily statement of condition and daily profit and loss statement, which shall be provided within two (2) Business Days of such request.

(d) Upon reasonable advance notice, Sunshine shall permit, and shall cause its Subsidiary to permit, CenterState or an environmental consulting firm selected by CenterState, and at the sole expense of CenterState, to conduct such phase I or phase II environmental audits, studies and tests on real property currently owned, leased (to the extent permitted under the lease) or operated by Sunshine or its Subsidiary. CenterState shall indemnify Sunshine and its Subsidiary for all costs and expenses associated with returning the property of Sunshine and its Subsidiary, as applicable, to its previous condition.

(e) No investigation by CenterState or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Sunshine set forth in this Agreement, or the conditions to the respective obligations of CenterState and Sunshine to consummate the transactions contemplated hereby.

(f) Sunshine shall not be required to give CenterState any documents (including under Sections 5.08(a) and (b) herein) that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter that Sunshine’s board of directors has been advised by counsel that such distribution to CenterState may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of Sunshine’s attorney-client privilege. In the event any of the restrictions in this Section 5.08(f) shall apply, Sunshine shall use its commercially reasonable efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), and the Parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.

Section 5.09. No Solicitation by Sunshine; Superior Proposals.

(a) Sunshine shall not, and shall cause its Subsidiary and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Sunshine or Sunshine’s Subsidiary (collectively, the “Sunshine Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CenterState) any information or data with respect to Sunshine or its Subsidiary or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Sunshine is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Sunshine Representatives, whether or not such Sunshine Representative is so authorized and whether or not such Sunshine Representative is purporting to act on behalf of Sunshine or otherwise, shall be deemed to be a breach of this Agreement by Sunshine. Sunshine and its Subsidiaries shall, and shall cause each of the Sunshine Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CenterState), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

For purposes of this Agreement, “Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Sunshine or its Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the assets of Sunshine or its Subsidiary; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Sunshine or its Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Sunshine or its Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the Sunshine Meeting, Sunshine may take any of the actions described in Section 5.09(a)(ii) if, but only if, (i) Sunshine has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.09; (ii) the board of directors of Sunshine determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is reasonably necessary to take such actions to comply with its fiduciary duties to Sunshine’s shareholders under applicable Law; (iii) Sunshine has provided CenterState with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Sunshine or its Subsidiary or otherwise relating to an Acquisition Proposal, Sunshine receives from such Person a confidentiality agreement with terms no less favorable to Sunshine than those contained in the confidentiality agreement with CenterState. Sunshine shall promptly provide to CenterState any non-public information regarding Sunshine or its Subsidiary provided to any other Person which was not previously provided to CenterState, such additional information to be provided no later than the date such information is provided to such other party.

For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Sunshine or its Subsidiary, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Sunshine Common Stock or more than 50% of the assets of Sunshine and its Subsidiary, taken as a whole, for consideration consisting of cash and/or securities and (ii) that the board of directors of Sunshine determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by CenterState in response to such Acquisition Proposal as contemplated by Section 5.09(e), such proposal, is more favorable to the shareholders of Sunshine from a financial point of view than the Merger.

(c) Sunshine shall promptly (and in any event within twenty-four (24) hours) notify CenterState in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Sunshine or the Sunshine Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications), except to the extent (i) that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) discussions of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Sunshine agrees that it shall keep CenterState informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Subject to Section 5.09(e), Neither the board of directors of Sunshine nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to CenterState in connection with the transactions contemplated by this Agreement (including the Merger), the Sunshine Recommendation, fail to reaffirm the Sunshine Recommendation within three (3) Business Days following a request by CenterState, or make any statement, filing or release, in connection with the Sunshine Meeting or otherwise, inconsistent with the Sunshine Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Sunshine Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Sunshine or its Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring Sunshine to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 5.09(d) and subject to compliance with this Section 5.09(e), prior to the approval of the Merger at the Sunshine Meeting, the board of directors of Sunshine may approve or recommend a Superior Proposal to the Sunshine shareholders and withdraw, qualify, amend or modify the Sunshine Recommendation or take any of the other actions otherwise prohibited by Section 5.09(a) (a “Sunshine Subsequent Determination”) after the fifth (5th) Business Day following CenterState’s receipt of a notice (the “Notice of Superior Proposal”) from Sunshine advising CenterState that the board of directors of Sunshine has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.09) constitutes a Superior Proposal if, but only if, (i) the board of directors of Sunshine has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be reasonably likely to violate its fiduciary duties to Sunshine’s shareholders under applicable law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by CenterState (the “Notice Period”), Sunshine and the board of directors of

Sunshine shall have cooperated and negotiated in good faith with CenterState to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Sunshine to proceed with the Sunshine Recommendation without a Sunshine Subsequent Determination; provided, however, that CenterState shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CenterState since its receipt of such Notice of Superior Proposal, the board of directors of Sunshine has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Sunshine shall be required to deliver a new Notice of Superior Proposal to CenterState and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Nothing contained in this Section 5.09 or elsewhere in this Agreement shall prohibit Sunshine or the board of directors of Sunshine from complying with Sunshine’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Sunshine Recommendation unless the board of directors of Sunshine reaffirms the Sunshine Recommendation in such disclosure.

Section 5.10. Indemnification.

(a) For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(b)(iv), CenterState shall indemnify, defend and hold harmless the present and former directors, officers and employees of Sunshine and its Subsidiary (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of actions or omissions of such persons in the course of performing their duties for Sunshine or such Subsidiary occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), to the same extent as such persons have the right to be indemnified pursuant to the articles of incorporation or bylaws of Sunshine or similar governing documents of such Subsidiary in effect on the date of this Agreement and to the extent permitted by applicable Maryland Law. CenterState shall pay such expenses to each Indemnified Party to the fullest extent permitted by the provisions of Maryland Law and Sunshine’s articles of incorporation and bylaws.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify CenterState upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of CenterState under this Section 5.10, unless, and only to the extent that, CenterState is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) CenterState shall have the right to assume the defense thereof and CenterState shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof except that if CenterState elects not to assume such defense, the Indemnified Parties may retain counsel reasonably satisfactory to them, and CenterState shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties (provided that CenterState shall only be obligated to pay the reasonable fees and expenses of one such counsel), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) CenterState shall not be liable for any settlement effected without its prior written consent and (iv) CenterState shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws, whether or not related to banking Laws.

(c) For a period of six (6) years following the Effective Time, CenterState will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Sunshine or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by Sunshine; provided that, if CenterState is unable to maintain or obtain the insurance called for by this Section 5.10, CenterState will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(d)); and provided, further, that officers and directors of Sunshine or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall CenterState be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premiums paid by Sunshine for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, CenterState shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d) If CenterState or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of CenterState and its Subsidiaries shall assume the obligations set forth in this Section 5.10.

Section 5.11. Employees; Benefit Plans.

(a) Following the Effective Time, CenterState shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees who are full time employees of Sunshine or its Subsidiary on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of CenterState or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of CenterState or its Subsidiaries. CenterState shall give the Covered Employees full credit for their prior service with Sunshine and its Subsidiary (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by CenterState and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans, severance plans and similar arrangements maintained by CenterState.

(b) With respect to any employee benefit plan of CenterState that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, CenterState or its applicable Subsidiary shall use its commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such CenterState or Subsidiary plan to be waived with respect to such Covered Employee and his or her covered dependents to the extent such condition was or would have been covered under the Sunshine Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable copayment, deductibles and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan. Neither CenterState nor any of its Subsidiaries shall terminate the existing coverage of any Covered Employee or his or her dependents under any of the Sunshine or Sunshine Subsidiary health plans prior to the time such Covered Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of CenterState or any CenterState Subsidiary and their dependents.

(c) Prior to the Effective Time, Sunshine shall take, and shall cause its Subsidiary to take, all actions requested by CenterState that may be necessary or appropriate to (i) cause one or more Sunshine Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Sunshine Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Sunshine Benefit Plan for such period as may be requested by CenterState, or (iv) facilitate the merger of any Sunshine Benefit Plan into any employee benefit plan maintained by CenterState or a CenterState Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.11(c) shall be subject to CenterState’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed. If CenterState requires Sunshine to terminate a medical plan having a flexible spending arrangement (“FSA”) under Code Section 125, Sunshine and each of its Subsidiaries may continue its FSA through the Effective Time.

(d) Nothing in this Section 5.11 shall be construed to limit the right of CenterState or any of its Subsidiaries (including, following the Closing Date, Sunshine and its Subsidiary) to amend or terminate any Sunshine Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 5.11 be construed to require CenterState or any of its Subsidiaries (including, following the Closing Date, Sunshine and its Subsidiary) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and, except as otherwise provided pursuant to Section 6.03(h), the continued retention (or termination) by CenterState or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to CenterState’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.

(e) If, within six (6) months after the Effective Time, unless otherwise addressed in an employment agreement entered into with CenterState Bank, any Covered Employee who is terminated by CenterState or its Subsidiaries other than “for cause” (as defined under the policies of CenterState and/or its Subsidiaries) or resigns because he or she was offered a position with a material reduction in rate of base pay or that is outside a 50-mile radius of the current address of his or her primary work location at Sunshine, then CenterState shall pay severance to such Covered Employee in an amount equal to two (2) weeks of base salary for each twelve (12) months of such Covered Employee’s prior employment with Sunshine or its Subsidiary; provided, however, that in no event will the total amount of severance for any single Covered Employee be less than four (4) weeks of such base salary nor greater than twenty-six (26) weeks of such base salary. Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than six (6) months after the Effective Time will be as set forth in the severance policies of CenterState and its Subsidiaries as then in effect.

(f) At the Effective Time, all accrued and unused sick time for all employees of Sunshine and its Subsidiary and all accrued and unused vacation time for all employees of Sunshine and its Subsidiary shall be accorded such treatment as set forth in CenterState Disclosure Schedule Section 5.11(f).

(g) Prior to the Effective Time, Sunshine shall, as directed by CenterState, (i) cause the termination of any salary continuation and supplemental executive retirement plans, programs and agreements between Sunshine and/or its Subsidiary and any officer or employee, and (ii) pay all amounts due its officers, directors and employees pursuant to the supplement executive retirement plans, programs and agreements and pursuant to the change in control provisions applicable under any Sunshine Benefit Plan in accordance with Section 409A of the Code. Sunshine Disclosure Schedule Section 5.11 sets forth all estimated payments to be made by Sunshine pursuant to this Section 5.11(g).

(h) CenterState shall honor the employment agreements, change in control agreements and severance arrangements in effect as set forth in Sunshine Disclosure Schedule 3.11(a), unless superseded or terminated as of the Effective Time, with the written consent of the affected parties.

(i) The Sunshine ESOP shall be terminated immediately prior to the Effective Time (the “ESOP Termination Date”). On the ESOP Termination Date, Sunshine shall direct the Sunshine ESOP trustee(s) to remit to Sunshine a sufficient number of shares of Sunshine Common Stock held by the ESOP’s unallocated suspense account to Sunshine to repay the full outstanding balance of the loan between the Sunshine ESOP and Sunshine (the “Sunshine ESOP Loan”) (and with such Sunshine Common Stock valued on the ESOP Termination Date) and, if after remitting such shares there remains any unpaid amount under the Sunshine ESOP Loan, such unpaid amount, including any unpaid but accrued interest, shall be forgiven by Sunshine at the Effective Time. All remaining shares of Sunshine Common Stock held by the Sunshine ESOP as of the Effective Time shall be converted into the right to receive the Merger Consideration. Within thirty (30) days following the date of this Agreement, Sunshine shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the Sunshine ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Sunshine ESOP upon its termination, the account balances in the Sunshine ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Sunshine shall adopt the necessary amendment(s) and board resolution(s) to effect the provisions of this Section 5.11(i).

(j) Sunshine shall establish a retention bonus pool to be paid to certain designated Sunshine employees, with such recipients, amounts of payments and timing of payments to be agreed to in writing by the parties no later than 45 days following the date of this Agreement. The aggregate amount of such retention bonuses payable pursuant to the retention bonus pool shall not exceed $150,000 in the aggregate.

(k) At the Effective Time, CenterState shall assume the obligations of Sunshine under each Sunshine Stock Option outstanding at the Effective Time and, except with respect to the adjustments described Section 2.02(a), each such Sunshine Stock Option shall remain in effect in accordance with its terms including with respect to vesting and termination.

Section 5.12. Notification of Certain Changes. Sunshine and CenterState shall promptly advise the other Party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), Sunshine will supplement or amend the Sunshine Disclosure Schedules, delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Sunshine Disclosure Schedule or which is necessary to correct any information in such Sunshine Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to any Sunshine Disclosure Schedule or provision of information relating to the subject matter of any Sunshine Disclosure Schedule after the date of this Agreement shall operate to cure any breach of a representation or warranty made herein or have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.03(a) or Section 6.03(b), as the case may be, or compliance by Sunshine with the respective covenants and agreements of such parties set forth herein.

Section 5.13. Transition; Informational Systems Conversion. From and after the date hereof, CenterState and Sunshine shall use their commercially reasonable efforts to facilitate the integration of Sunshine with the business of CenterState following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Sunshine and its Subsidiary (the “Informational Systems Conversion”) to those used by CenterState, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Sunshine and its Subsidiary; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Sunshine and its Subsidiary in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time.

Section 5.14. No Control of Other Party’s Business. Nothing contained in this Agreement shall give CenterState, directly or indirectly, the right to control or direct the operations of Sunshine or its Subsidiary prior to the Effective Time, and nothing contained in this Agreement shall give Sunshine, directly or indirectly, the right to control or direct the operations of CenterState or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Sunshine and CenterState shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 5.15. Certain Litigation. Each Party shall promptly advise the other Party orally and in writing of any actual or threatened shareholder litigation against such Party and/or the members of the board of directors of Sunshine or the board of directors of CenterState related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Sunshine shall: (i) permit CenterState to review and discuss in advance, and consider in good faith the views of CenterState in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish CenterState’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with CenterState regarding the defense or settlement of any such shareholder litigation, shall give due consideration to CenterState’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Sunshine shall not settle any such shareholder litigation if such settlement requires the payment of money damages, without the written consent of CenterState (such consent not to be unreasonably withheld) unless the payment of any such damages by Sunshine is reasonably expected by Sunshine, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Sunshine) under Sunshine’s existing director and officer insurance policies, including any tail policy and also does not cause the tail insurance premium contemplated by Section 5.10(d) to exceed the Maximum D&O Tail Premium.

Section 5.16. Director Resignations. Sunshine shall use commercially reasonable efforts to cause to be delivered to CenterState resignations of all the directors of Sunshine and its Subsidiaries, such resignations to be effective as of the Effective Time.

Section 5.17. Non-Competition and Non-Disclosure Agreement. Concurrently with the execution and delivery of this Agreement and effective upon Closing, Sunshine has caused each director of Sunshine and Savings Bank to execute and deliver the Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit D (collectively, the “Director Restrictive Covenant Agreements”).

Section 5.18. Claims Letters. Concurrently with the execution and delivery of this Agreement and effective upon the Closing, Sunshine has caused each director of Sunshine and Savings Bank to execute and deliver the Claims Letter in the form attached hereto as Exhibit E.

Section 5.19. Coordination.

(a) Prior to the Effective Time, each of Sunshine and its Subsidiary shall take any action CenterState may reasonably request from time to time to better prepare the parties for the integration of the operations of Sunshine and its Subsidiary with CenterState and its Subsidiaries, respectively. Without limiting the foregoing, senior officers of Sunshine and CenterState shall meet from time to time as CenterState may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of Sunshine and its Subsidiary, and Sunshine shall give due consideration to CenterState’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither CenterState nor CenterState Bank shall under any circumstance be permitted to exercise control of Sunshine or its Subsidiary prior to the Effective Time. Sunshine shall permit representatives of CenterState Bank to be onsite at Sunshine to facilitate integration of operations and assist with any other coordination efforts as necessary.

(b) Prior to the Effective Time, Sunshine and its Subsidiary shall take any actions CenterState may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or Sunshine Contracts that CenterState may request, including, but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to, or immediately upon, the Closing, and shall cooperate with CenterState and use commercially reasonable efforts to negotiate specific provisions that may be requested by CenterState in connection with any such amendment, modification or termination.

(c) CenterState and Sunshine shall cooperate (i) to minimize any potential adverse impact to CenterState under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to maximize potential benefits to CenterState and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations.

(d) From and after the date hereof, the parties shall reasonably cooperate with the other in preparing for the prompt conversion or consolidation of systems and business operations promptly after the Effective Time (including by entering into customary confidentiality, non-disclosure and similar agreements with the other party and appropriate service providers) and Sunshine shall, upon CenterState’s reasonable request, introduce CenterState and its representatives to suppliers of Sunshine and its Subsidiaries for the purpose of facilitating the integration of Sunshine and its business into that of CenterState. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), Sunshine shall, upon CenterState’s reasonable request, introduce CenterState and its representatives to customers of Sunshine and its Subsidiary for the purpose of facilitating the integration of Sunshine and its business into that of CenterState. Any interaction between CenterState and Sunshine’s and any of its Subsidiary’s customers and suppliers shall be coordinated by Sunshine. Sunshine shall have the right to participate in any discussions between CenterState and Sunshine’s customers and suppliers.

(e) CenterState and Sunshine agree to take all action necessary and appropriate to cause Savings Bank to merge with CenterState Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger immediately following the Effective Time or as promptly as practicable thereafter.

Section 5.20. Transactional Expenses. Sunshine has provided in Sunshine Disclosure Schedule 5.20 a reasonable good faith estimate of costs and fees that Sunshine and its Subsidiary expect to pay to retained representatives in connection with the transactions contemplated by this Agreement (collectively, “Sunshine Expenses”). Sunshine shall use its commercially reasonable efforts to cause the aggregate amount of all Sunshine Expenses to not exceed the total expenses disclosed in Sunshine Disclosure Schedule 5.20. Sunshine shall promptly notify CenterState if or when it determines that it expects to materially exceed its estimate for Sunshine Expenses. Notwithstanding anything to the contrary in this Section 5.20, Sunshine shall not incur any investment banking, brokerage, finders or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in Sunshine Disclosure Schedule 3.23.

Section 5.21. Confidentiality. Prior to the execution of this Agreement and prior to the consummation of the Merger, each of CenterState and Sunshine, and their respective Subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including, but not limited to, trade secrets of the disclosing party. Each Party agrees that it will, and will cause its representatives to, hold any information so obtained pursuant to this Article V in accordance with the terms of the confidentiality and non-disclosure agreement, dated as of July 17, 2017 between CenterState and Sunshine.

Section 5.22. Tax Matters. The Parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations. Except as expressly contemplated or permitted by this Agreement, from and after the date of this Agreement and until the Effective Time, each of CenterState and Sunshine shall use their respective commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act is intended or is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01. Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of the Parties to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:

(a) Shareholder Vote. This Agreement and the transactions contemplated hereby shall have received the Requisite Sunshine Shareholder Approval at the Sunshine Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. None of such Regulatory Approvals shall impose any term, condition or restriction upon CenterState or any of its Subsidiaries that CenterState reasonably determines is a Burdensome Condition.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer of CenterState Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Tax Opinions Relating to the Merger. CenterState and Sunshine, respectively, shall have received opinions from Hacker, Johnson, Smith PA and Luse Gorman, PC, respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to CenterState and Sunshine, respectively, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Hacker, Johnson, Smith PA and Luse Gorman, PC may require and rely upon representations as to certain factual matters contained in certificates of officers of each of CenterState and Sunshine, in form and substance reasonably acceptable to such counsel.

(f) Listing of CenterState Common Stock. The shares of CenterState Common Stock issuable pursuant to the Merger shall have been approved for listing on the NASDAQ.

(g) Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered.

Section 6.02. Conditions to Obligations of Sunshine. The obligations of Sunshine to consummate the Merger also are subject to the fulfillment or written waiver by Sunshine prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of CenterState (other than in Sections 4.03, 4.09 and 4.15) set forth in this Agreement or in any certificate or agreement delivered by

CenterState pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CenterState; provided, however, that the representations and warranties in Section 4.03 (Capitalization), Section 4.09 (Absence of Certain Changes or Events), and Section 4.15 (CenterState Information) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time. Sunshine shall have received a certificate signed on behalf of CenterState by the Chief Executive Officer and the Chief Financial Officer of CenterState to the foregoing effect.

(b) Performance of Obligations of CenterState. CenterState shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on CenterState, and Sunshine shall have received a certificate, dated the Closing Date, signed on behalf of CenterState by its Chief Executive Officer and the Chief Financial Officer to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in CenterState or CenterState Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

Section 6.03. Conditions to Obligations of CenterState. The obligations of CenterState to consummate the Merger also are subject to the fulfillment or written waiver by CenterState prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Sunshine (other than in Sections 3.03, 3.08 and 3.25) set forth in this Agreement or in any certificate or agreement delivered by Sunshine pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sunshine; provided, however, that (i) the representations and warranties in Section 3.03 (Capitalization), Section 3.08 (Absence of Certain Changes or Events) and Section 3.25 (Sunshine Information) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time. CenterState shall have received a certificate signed on behalf of Sunshine by the Chief Executive Officer and the Chief Financial Officer of Sunshine to the foregoing effect.

(b) Performance of Obligations of Sunshine. Sunshine shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on Sunshine and CenterState shall have received a certificate, dated the Closing Date, signed on behalf of Sunshine by Sunshine’s Chief Executive Officer and Chief Financial Officer, to such effect.

(c) Other Actions. The board of directors of Sunshine shall have approved this Agreement and the transactions contemplated herein and shall not have (i) withheld, withdrawn or modified (or publicly proposed to withhold, withdrawal or modify), in a manner adverse to CenterState, the Sunshine Recommendation referred to in Section 5.04, (ii) approved or recommended (or publicly proposed to approve or recommend) any Acquisition Proposal, or (iii) allowed Sunshine or the Sunshine Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or agreement relating to any Acquisition Proposal. Sunshine shall have furnished CenterState with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.03 as CenterState may reasonably request.

(d) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Sunshine or its Subsidiary being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

(e) Consents and Approvals. Sunshine has received, in form and substance satisfactory to Sunshine and CenterState, all material consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which Sunshine or the Sunshine Subsidiary is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of Sunshine or the Sunshine Subsidiary.

Section 6.04. Frustration of Closing Conditions. Neither CenterState nor Sunshine may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its commercially reasonable efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section  5.03.

ARTICLE VII

TERMINATION

Section 7.01. Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of CenterState and Sunshine if the board of directors of CenterState and the board of directors of Sunshine each so determines by vote of a majority of the members of its entire board.

(b) No Regulatory Approval. By CenterState or Sunshine, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Shareholder Approval. By CenterState (provided, in the case of CenterState, that it shall not be in breach of any of its obligations under Section 5.05), or by Sunshine (provided, that in the case of Sunshine, that it shall not be in breach of any of its obligations under Sections 5.04 and 5.09), if the Requisite Sunshine Shareholder Approval at the Sunshine Meeting shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either CenterState or Sunshine (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect,” a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect,” any breach of any of such representations or warranties by the other Party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the Party committing such breach from the other Party or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 6.02(a) (in the case of a breach of a representation or warranty by CenterState) or Section 6.03(a) (in the case of a breach of a representation or warranty by Sunshine).

(e) Breach of Covenants. By either CenterState or Sunshine (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other Party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the Party committing such breach from the other Party or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 6.02(b) (in the case of a breach of a representation or warranty by CenterState) or Section 6.03(b) (in the case of a breach of a representation or warranty by Sunshine).

(f) Delay. By either CenterState or Sunshine if the Merger shall not have been consummated on or before May 31, 2018 (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.

(g) Failure to Recommend; Etc. In addition to and not in limitation of CenterState’s termination rights under Section 7.01(e), by CenterState if (i) there shall have been a material breach of Section 5.09, or (ii) the board of directors of Sunshine (A) withdraws, qualifies, amends, modifies or withholds the Sunshine Recommendation, or makes any statement, filing or release, in connection with the Sunshine Meeting or otherwise, inconsistent with the Sunshine Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Sunshine Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Sunshine Meeting under Section 5.04(a), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) Business Days of being requested to do so by CenterState, (E) fails to publicly reconfirm the Sunshine Recommendation within three (3) Business Days of being requested to do so by CenterState, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

(h) Superior Proposal. By the board of directors of Sunshine if Sunshine has received a Superior Proposal, and in accordance, and subject to compliance, with Section 5.09 of this Agreement, the Sunshine board of directors has made a determination to accept such Superior Proposal.

(i) CenterState Stock Price. By the board of directors of Sunshine, if the board of directors of Sunshine so determines by a vote of the majority of the members of the entire Sunshine Board, at any time during the five-day period commencing with the Determination Date (as defined below), if both of the following conditions are satisfied:

(A) The quotient obtained by dividing the CenterState Average Stock Price by the Initial CenterState Market Price (as defined below) (the “CenterState Ratio”) shall be less than 0.85; and

(B) (x) the CenterState Ratio shall be less than (y) the quotient obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.15 from the quotient in this clause (B)(y) (such number in this clause (B)(y) that results from dividing the Final Index Price by the Index Price on the Starting Date being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Sunshine elects to exercise its termination right pursuant to this Section 7.01(i), it shall give written notice to CenterState. During the five-day period commencing with its receipt of such notice, CenterState shall have the option to increase the consideration to be received by the holders of Sunshine Common Stock hereunder, either by adjusting the Merger Consideration, or by providing a cash payment so that the merger consideration or the combination of such cash payment plus the Merger Consideration, equals the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Initial CenterState Market Price, 0.85 and the Merger Consideration by (B) the CenterState Average Stock Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Merger Consideration by (B) the CenterState Ratio. If CenterState so elects within such five-day period, it shall give prompt written notice to Sunshine of such election and the adjusted Merger Consideration, whereupon no termination shall have occurred pursuant to this Section 7.01(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio may have been so modified).

Section 7.02. Termination Fee; Expenses.

(a) In recognition of the efforts, expenses and other opportunities foregone by CenterState while structuring and pursuing the Merger, Sunshine shall pay to CenterState a termination fee equal to $7,068,000 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by CenterState in the event of any of the following: (i) in the event CenterState terminates this Agreement pursuant to Section 7.01(g) or Sunshine terminates this Agreement pursuant to Section 7.01(h), Sunshine shall pay CenterState the Termination Fee within one (1) Business Day after receipt of CenterState’s notification of such termination; and (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of Sunshine or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Sunshine and (A) thereafter this Agreement is terminated (x) by either CenterState or Sunshine pursuant to Section 7.01(c) because the Requisite Sunshine Shareholder Approval shall not have been obtained or (y) by CenterState pursuant to Section 7.01(d) or Section 7.01(e) and (B) prior to the date that is twelve (12) months after the date of such termination, Sunshine enters into any agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Sunshine shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay CenterState the Termination Fee, provided, that for purposes of this Section 7.02(a)(ii), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%.”

(b) Sunshine and CenterState each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, CenterState would not enter into this Agreement; accordingly, if Sunshine fails promptly to pay any amounts due under this Section 7.02, Sunshine shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of CenterState (including reasonable legal fees and expenses) in connection with such suit.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that if Sunshine pays or causes to be paid to CenterState the Termination Fee in accordance with Section 7.02(a), Sunshine (or any successor in interest of Sunshine) will not have any further obligations or liabilities to CenterState with respect to this Agreement or the transactions contemplated by this Agreement.

Section 7.03. Effect of Termination. Except as set forth in Section 7.02(c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE VIII

DEFINITIONS

Section 8.01. Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 5.09(a).

“Acquisition Transaction” has the meaning set forth in Section 5.09(a).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Articles of Merger” has the meaning set forth in Section 1.05(a).

“ASC 320” means GAAP Accounting Standards Codification Topic 320.

“Associate” when used to indicate a relationship with any Person means (1) any corporation or organization (other than Sunshine or any of its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any relative or family member of such Person.

“ASTM” has the meaning set forth in Section 5.01(w).

“Bank Merger” has the meaning set forth in Section 1.03.

“Bank Plan of Merger” has the meaning set forth in Section 1.03.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BOLI” has the meaning set forth in Section 3.27(b).

“Book-Entry Shares” means any non-certificated share held by book entry in Sunshine’s stock transfer book or in street name through a bank, broker or other nominee, which immediately prior to the Effective Time represents an outstanding share of Sunshine Common Stock.

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Florida are authorized or obligated to close.

“CenterState” has the meaning set forth in the preamble to this Agreement.

“CenterState Average Stock Price” means the average closing price of CenterState Common Stock as reported on the NASDAQ Stock Market for the ten (10) consecutive trading days ending on the Trading Day immediately prior to the Determination Date.” CenterState Bank” has the meaning set forth in Section 1.03.

“CenterState Common Stock” means the common stock, $0.01 par value per share, of CenterState.

“CenterState Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“CenterState Ratio” has the meaning set forth in Section 7.01(i).

“CenterState Regulatory Agreement” has the meaning set forth in Section 4.12.

“CenterState SEC Reports” has the meaning set forth in Section 4.06(b).

“CenterState Subsidiary” has the meaning set forth in Section 4.02(b).

“Certificate” means any outstanding certificate, which immediately prior to the Effective Time, represents an outstanding share of Sunshine Common Stock.

“Claim” has the meaning set forth in Section 5.10(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.05(b).

“Code” has the meaning set forth in the Recitals.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Control Group Liability” has the meaning set forth in Section 3.11(e).

“Controlled Group Members” means any of Sunshine’s related organizations described in Code Sections 414(b), (c) or (m).

“Covered Employees” has the meaning set forth in Section 5.11(a).

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

“Determination Date” means the later of (i) the date on which the last required Regulatory Approval is obtained without regard to any requisite waiting period, or (ii) the date on which the Requisite Sunshine Shareholder Approval is obtained.

“Director Restrictive Covenant Agreements” has the meaning set forth in Section 5.17.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.05(a).

“Enforceability Exceptions” has the meaning set forth in Section 3.04(a).

“Environmental Claim” means any written complaint, summons, action, citation, notice of violation, directive, order, claim, litigation, investigation, judicial or administrative proceeding or action, judgment, lien, demand, letter or communication alleging non-compliance with any Environmental Law relating to any actual or threatened release of a Hazardous Substance.

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.11(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means such exchange agent as may be designated by CenterState (which shall be CenterState’s transfer agent), to act as agent for purposes of conducting the exchange procedures described in Article II.

“Exchange Fund” has the meaning set forth in Section 2.07(a).

“Expiration Date” has the meaning set forth in Section 7.01(f).

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“FBCA” has the meaning set forth in Section 1.01.

“FDIA” means the Federal Deposit Insurance Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” has the meaning set forth in Section 3.05.

“FFIEC” means the Federal Financial Institutions Examination Council.

“Final Index Price” means the average of the Index Prices for the ten (10) Trading Days ending on the Trading Day immediately prior to the Determination Date.

“FINRA” has the meaning set forth in Section 3.05.

“Florida Courts” has the meaning set forth in Section 9.03(c).

“FRB” means the Board of Governors of the Federal Reserve System.

“FSA” has the meaning set forth in Section 5.11(c).

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.

“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Holder” means the holder of record of shares of Sunshine Common Stock.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Index Group” means the NASDAQ Bank Index (Symbol: BANK).

“Index Price” means the closing price of the Index Group on any applicable Trading Day.

“Index Ratio” has the meaning set forth in Section 7.01(i).

“Informational Systems Conversion” has the meaning set forth in Section 5.13.

“Initial CenterState Market Price” means $23.93.

“Initial Index Price” means $3,569.16.

“Insurance Policies” has the meaning set forth in Section 3.27(a).

“Intellectual Property” has the meaning set forth in Section 3.19.

“IRS” means the United States Internal Revenue Service.

“Knowledge” or “knowledge” means, with respect to Sunshine, the actual knowledge, of the Persons set forth in Sunshine Disclosure Schedule 3.01(a), after due inquiry of their direct subordinates who would be likely to have knowledge of such matter, and with respect to CenterState, the actual knowledge of the Persons set forth in CenterState Disclosure Schedule 4.01(a), after reasonable inquiry under the circumstances.

“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.

“Letter of Transmittal” has the meaning set forth in Section 2.06.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

“Loans” has the meaning set forth in Section 3.26(a).

“Material Adverse Effect” with respect to any Party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such Party and its Subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such Party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such Party to consummate the Merger and the transactions contemplated hereby; provided, however, that, a Material Adverse Effect for purposes of this definition shall not be deemed to include the impact of (A) changes after the date of this Agreement in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies or savings and loan holding companies generally, (C) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions, including, but not limited to, changes in levels of interest rates generally, (D) the effects of any action or omission taken by Sunshine with the prior consent of CenterState, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by Sunshine or CenterState to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of CenterState Common Stock, and (G) the impact of this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).

“MGCL” means the Maryland General Corporation Law.

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.01(c).

“Multiemployer Plan” has the meaning set forth in Section 3.11(f).

“Multiple Employer Plan” has the meaning set forth in Section 3.11(f).

“NASDAQ” means The NASDAQ Global Select Market.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).

“Notice Period” has the meaning set forth in Section 5.09(e).

“OCC” means the Office of the Comptroller of the Currency.

“Option Exchange Ratio” has the meaning set forth in Section 2.02(a).

“Ordinary Course of Business” means the ordinary, usual and customary course of business of Sunshine and its Subsidiaries consistent with past practice, including with respect to frequency and amount.

“OREO” has the meaning set forth in Section 3.26(b).

“Party” or “Parties” have the meaning set forth in the preamble.

“PBGC” has the meaning set forth in Section 3.11(e).

“Permitted Encumbrances” has the meaning set forth in Section 3.18.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Phase I” has the meaning set forth in Section 5.01(w).

“Plan of Merger” shall be the plan of merger to be filed with the Florida Secretary of State in accordance with the FBCA.

“Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials of Sunshine relating to the Sunshine Meeting.

“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by CenterState in connection with the issuance of shares of CenterState Common Stock in the Merger (including the Proxy Statement-Prospectus constituting a part thereof).

“Regulatory Agencies” has the meaning set forth in Section 3.06(a).

“Regulatory Approval” has the meaning set forth in Section 3.05.

“Requisite Sunshine Shareholder Approval” means the adoption of this Agreement and the Plan of Merger by a vote of the majority of the votes entitled to be cast at the Sunshine Meeting.

“Regulatory Approvals” has the meaning set forth in Section 3.05.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“S-4” has the meaning set forth in Section 3.05.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Savings Bank” has the meaning set forth in Section 1.03.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Subsidiary of Sunshine means, unless the context otherwise requires, any current or former Subsidiary of Sunshine.

“Sunshine” has the meaning set forth in the preamble to this Agreement.

“Sunshine Articles” has the meaning set forth in Section 3.02(a).

“Sunshine Benefit Plans” has the meaning set forth in Section 3.11(a).

“Sunshine Bylaws” has the meaning set forth in Section 3.02(a).

“Sunshine Common Stock” means the common stock, $0.01 par value per share, of Sunshine.

“Sunshine Contract” has the meaning set forth in Section 3.13(a).

“Sunshine Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Sunshine Equity Awards” collectively refers to Sunshine Restricted Stock and Sunshine Stock Options.

“Sunshine ESOP” means the Savings Bank Employee Stock Ownership Plan.

“Sunshine ESOP Loan” has the meaning set forth in Section 5.11(i).

“Sunshine Expenses” has the meaning set forth in Section 5.20.

“Sunshine Investment Securities” means the investment securities of Sunshine and its Subsidiaries.

“Sunshine Lease Properties” has the meaning set forth in Section 3.18.

“Sunshine Loan Property” means any real property (including buildings or other structures) in which Sunshine or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role.

“Sunshine Meeting” has the meaning set forth in Section 5.04.

“Sunshine Owned Properties” has the meaning set forth in Section 3.18.

“Sunshine Qualified Plans” has the meaning set forth in Section 3.11(d).

“Sunshine Real Property” has the meaning set forth in Section 3.18.

“Sunshine Recommendation” has the meaning set forth in Section 5.04.

“Sunshine Regulatory Agreement” has the meaning set forth in Section 3.14.

“Sunshine Representatives” has the meaning set forth in Section 5.09(a).

“Sunshine Restricted Stock” has the meaning set forth in Section 2.02(c).

“Sunshine Risk Management Instruments” has the meaning set forth in Section 3.15.

“Sunshine SEC Reports” has the meaning set forth in Section 3.06(b).

“Sunshine Stock Option” has the meaning set forth in Section 2.02(a).

“Sunshine Stock Plans” means all equity plans of Sunshine or any Subsidiary, including Sunshine 2015 Equity Incentive Plan, and any sub-plans adopted thereunder, each as amended to date.

“Sunshine Subsequent Determination” has the meaning set forth in Section 5.09(e).

“Sunshine Subsidiary” has the meaning set forth in Section 3.02(b).

“Superior Proposal” has the meaning set forth in Section 5.09(b).

“Surviving Bank” has the meaning set forth in Section 1.03.

“Surviving Entity” has the meaning set forth in the Recitals.

“Tax” and “Taxes” has the meaning set forth in Section 3.10(b).

“Tax Returns” has the meaning set forth in Section 3.10(c).

“Termination Fee” has the meaning set forth in Section 7.02(a).

“The date hereof” or “the date of this Agreement” means the date first set forth above in the preamble to this Agreement.

“Trading Day” means any day on which the NASDAQ is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (Eastern Time).

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

“Voting Agreement” or “Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Survival. No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10 of this Agreement.

Section 9.02. Waiver; Amendment. Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision, provided such waiver is in writing and signed by such Party, or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the Sunshine Meeting no amendment shall be made which by Law requires further approval by the shareholders of Sunshine without obtaining such approval.

Section 9.03. Governing Law; Waiver of Right to Trial by Jury; Venue.

(a) This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Florida, without regard for conflict of law provisions.

(b) Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

(c) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Florida (the “Florida Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Florida Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Florida Courts, (iii) waives any objection that the Florida Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.05.

Section 9.04. Expenses. Except as otherwise provided in Section 7.02, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful breach of any provision of this Agreement.

Section 9.05. Notices. All notices, requests and other communications hereunder to a Party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such Party at its address set forth below, or at such other address or addresses as such Party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

(a)	if to CenterState, to:
CenterState Banks, Inc.

1101 First Street South

Winter Haven, FL 33880

Attn: John C. Corbett
Beth DeSimone

E-mail:  jcorbett@centerstatebank.com

bdesimone@centerstatebank.com

with a copy (which shall not constitute notice to CenterState) to:

Smith Mackinnon, PA

255 South Orange Avenue, Suite 1200

Orlando, FL 32801

Attn: John P. Greeley, Esq.

Email:    jpg7300@aol.com

(b)	if to Sunshine, to:

Sunshine Bancorp, Inc.

102 West Baker Street

Plant City, FL 33563

Attn: Andrew S. Samuel

E-mail:  a.samuel@mysunshinebank.com

with a copy (which shall not constitute notice to Sunshine) to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Attn: Eric Luse, Esq.
Benjamin Azoff, Esq.

E-mail:  eluse@luselaw.com

bazoff@luselaw.com

Section 9.06. Entire Understanding; No Third Party Beneficiaries. This Agreement, including the Exhibits and Disclosure Schedules hereto, represents the entire understanding of the Parties and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, CenterState and Sunshine hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the Parties, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.07. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9.08. Enforcement of the Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.09. Interpretation.

(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference; if there is any conflict between a caption or heading and the text of this Agreement, the text shall control. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.

(c) Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa.

(d) Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Article of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.

Section 9.10. Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.11. Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CENTERSTATE BANKS, INC.

By:	/s/ John C. Corbett
John C. Corbett
President and Chief Executive Officer

SUNSHINE BANCORP, INC.

By:	/s/ Andrew S. Samuel
Andrew S. Samuel
President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

SHAREHOLDER VOTING AGREEMENT

This Shareholder Voting Agreement (this “Agreement”) is entered into as of the 12th day of August, 2017, by and between CenterState Banks, Inc., a Florida corporation (“CenterState”), and the undersigned holder (“Shareholder”) of Common Stock (as defined herein).

RECITALS

WHEREAS, as of the date hereof, Shareholder, either in his or her sole capacity or jointly, is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, $0.01 par value per share (the “Common Stock”), of Sunshine Bancorp, Inc. (“Company”), indicated on the signature page of this Agreement under the heading “Total Number of Shares of Common Stock Subject to this Agreement” (such shares of Common Stock, which shall exclude: (i) any shares of Common Stock underlying any outstanding equity rights, together with any other shares of Common Stock the voting power over which is acquired by Shareholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms; and (ii), any securities beneficially owned by the undersigned as a trustee or fiduciary where the Shareholder does not have voting power , are collectively referred to herein as the “Shares”);

WHEREAS, CenterState and Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”; for purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement), pursuant to which, among other things, Company will merge with and into CenterState (the “Merger”); and

WHEREAS, as a condition to the willingness of CenterState to enter into the Merger Agreement, Shareholder is executing this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, CenterState entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by CenterState in connection therewith, Shareholder and CenterState, intending to be legally bound, hereby agree as follows:

1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by CenterState, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), in person or by proxy, all the Shares as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including, without limitation, any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone,

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discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

2. No Transfers. While this Agreement is in effect and prior to any meeting of shareholders of Company called in connection with the Merger, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares; provided, however, that the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee; (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement; (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement; (d) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights as permitted by the Merger Agreement; (e) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death; provided that, as a precondition to such permitted transfer, the transferee has agreed in writing to abide by the terms of this Agreement in a form reasonably satisfactory to CenterState; and (f) such transfers as CenterState may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with CenterState as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)

This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by CenterState, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity.

(c)

The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, limited liability company, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)

Shareholder is the direct or joint owner of the Shares. Shareholder does not have sole or shared voting or dispositive power over any shares of capital stock of Company other than the Shares or any other securities convertible into or exercisable or exchangeable for such capital stock, other than any Company Stock Options. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto.

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4. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 6 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall Shareholder in such capacity authorize any shareholder, member, partner, officer, director, advisor or representative of Shareholder or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to not permit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than CenterState) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger and the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to an Acquisition Proposal.

5. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of CenterState to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to CenterState if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, CenterState will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that CenterState has an adequate remedy at law. In addition, after notice to Shareholder, CenterState shall have the right to inform any third party that CenterState reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of CenterState hereunder, and that participation by any such third party with Shareholder in activities in violation of Shareholder’s agreement with CenterState set forth in this Agreement may give rise to claims by CenterState against such third party. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

6. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon: (i) termination of the Merger Agreement, or (ii) the consummation of the Merger; provided however, that the transfer restrictions in Section 2 hereof shall be automatically terminated upon the receipt of requisite shareholder approval of Sunshine. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

7. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provision hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provision hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the parties shall use their

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commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purpose and intents of this Agreement.

9. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of Company, and it shall not apply in any manner to Shareholder in any capacity as a director, officer or employee of Company or in any other capacity. For avoidance of doubt, the parties acknowledge and agree that nothing in this Agreement shall limit or restrict Shareholder or any of his, her or its affiliates who is or becomes during the term hereof a member of the Board of Directors or an officer of Company or any of its Subsidiaries from acting, omitting to act or refraining from taking any action, solely in such person’s capacity as a member of the Board of Directors or as an officer of Company (or as an officer or director of any of its Subsidiaries) consistent with his or her fiduciary duties in such capacity under applicable law, including under Section 5.09 of the Merger Agreement.

10. Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Florida, without regard to any applicable conflicts of law principles or any other principle that could require the application of the law of any other jurisdiction. The sole and exclusive venue for any civil action, counterclaim, proceeding, or litigation arising out of or relating to this Agreement shall be the courts of record of the State of Florida in Polk County or the United States District Court, Middle District of Florida. Each party consents to the jurisdiction of such Florida Court in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such Florida Court. Service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

12. Further Assurances. Shareholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against CenterState, Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger. From time to time prior to the termination of this Agreement, at CenterState’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement.

13. Disclosure. To the extent such information is required to be included, Shareholder hereby permits CenterState to publish and disclose in the Proxy Statement-Prospectus and S-4 (including, without limitation, all related documents and schedules filed with the Securities and Exchange Commission) his, her or its identity and ownership of shares of Common Stock and the nature of Shareholder’s commitments, arrangements and understandings pursuant to this Agreement.

14. Notices. Any notice, consent, demand, request or other communication given to a party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given to such party (i) when

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delivered personally to such party, or (ii) provided that a written acknowledgment of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail, or (iii) two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address as such party shall have specified by ten (10) days’ advance notice given in accordance with this Section 15).

If to CenterState:	CenterState Banks, Inc. 1101 First Street South Winter Haven, Florida 33880 Attn: General Counsel

If to the Shareholder:	At the address of the Shareholder set forth the signature of the Shareholder on the signature page of this Agreement.

15. Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Executed counterparts may be delivered by facsimile or other electronic transmission.

[Signature page follows.]

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IN WITNESS WHEREOF, CenterState has caused this Agreement to be duly executed, and Shareholder has duly executed this Agreement, all as of the day and year first above written.

CENTERSTATE BANKS, INC.

By:
John C. Corbett
President and Chief Executive Officer

SHAREHOLDER:

Printed Name:
Address:

Total Number of Shares of Common Stock Subject to this Agreement:

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EXHIBIT B

PLAN OF MERGER

SUNSHINE BANCORP, INC.

with and into

CENTERSTATE BANKS, INC.

Pursuant to this Plan of Merger dated as of August 12, 2017, Sunshine Bancorp, Inc., a Maryland corporation (“Sunshine”), shall be merged with and into CenterState Banks, Inc., a Florida corporation (“CenterState”).

SECTION 1

DEFINITIONS

1.1 Effective Time. “Effective Time” shall mean the date and time on which the Merger contemplated by this Plan of Merger becomes effective pursuant to the laws of the States of Florida and Maryland, as determined in accordance with Section 2.2 of this Plan of Merger.

1.2 Merger. “Merger” shall refer to the merger of Sunshine with and into CenterState, as provided in Section 2.1 of this Plan of Merger.

SECTION 2

TERMS OF MERGER

2.1 Merger. Subject to the terms and conditions set forth in this Plan of Merger, at the Effective Time, Sunshine shall be merged with and into CenterState in accordance with the Florida Business Corporation Act and the Maryland General Corporation Law. CenterState shall be the surviving corporation resulting from the Merger (the “Surviving Corporation”) and shall continue to exist and to be governed by the laws of the State of Florida under the corporate name “CenterState Banks, Inc.” The Surviving Corporation shall assume all of the liabilities of Sunshine.

2.2 Effective Time. The Merger contemplated by this Plan of Merger shall be effective at the date and time set forth in the Articles of Merger filed with the Secretary of State of Florida and with the Maryland State Department of Assessments and Taxation.

2.3 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation of CenterState in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The amended and restated bylaws of CenterState in effect immediately prior to the Effective Time shall be the amended and restated bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such amended and restated bylaws.

2.5 Board of Directors. The directors of CenterState shall, from and after the Effective Time, continue as the directors of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and amended and restated bylaws of the Surviving Corporation.

2.6 Officers. The officers of CenterState shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and amended and restated bylaws of the Surviving Corporation.

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SECTION 3

MANNER OF CONVERTING SHARES

Each share of CenterState common stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger

Each share of common stock of Sunshine owned directly by CenterState, Sunshine or any of their respective subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time, and each share of Sunshine common stock that is remitted to Sunshine prior to the Effective Time for purposes of repaying amounts owed by the Sunshine Bank Employee Stock Ownership Plan to Sunshine, shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

Each share of common stock of Sunshine issued and outstanding immediately prior to the Effective Time (other than shares described in Section 3 above), shall be converted into the right to receive 0.89 shares of CenterState common stock (the “Merger Consideration”), and any cash in lieu of fractional shares. CenterState shall pay or cause to be paid to each holder of a fractional share of CenterState common stock, rounded to the nearest one-hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in CenterState common stock to which such holder would otherwise be entitled by the average closing price of CenterState common stock as reported on the Nasdaq Stock Market for the ten consecutive trading days ending on the trading day immediately prior to the later of (i) the day on which the last required regulatory approval for consummation of the Merger is obtained without regard to any requisite waiting period, or (ii) the date on which Sunshine shareholders approve the Merger.

If the number of shares of CenterState common stock or Sunshine common stock issued and outstanding prior to the Effective Time shall be increased or decreased as a result of a stock split, stock combination, stock dividend, recapitalization or similar transaction, with respect to such stock, and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted as necessary to preserve the relative economic benefit to CenterState and Sunshine.

SECTION 4

STOCK-BASED AWARDS

Each valid option to purchase shares of Sunshine common stock (each, a “Sunshine Stock Option”), outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become fully vested and be converted into an option to purchase that number of shares of CenterState common stock as shall equal the product obtained by multiplying the Merger Consideration (the “Option Exchange Ratio”) by that number of shares of Sunshine common stock which such option entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the quotient obtained by dividing the exercise price per share of the Sunshine Stock Option by the Option Exchange Ratio (rounded to the nearest cent); provided, however, that if the Merger Consideration is modified as a result of the application of Section 3, then the Option Exchange Ratio shall be appropriately adjusted in order to reflect the impact of such modification to the Merger Consideration.

At the Effective Time, each share of Sunshine restricted stock outstanding immediately prior thereto shall vest in full and the restrictions thereon shall lapse, and shall be treated as issued and outstanding shares of Sunshine common stock for purposes of this Plan of Merger.

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SECTION 5

MISCELLANEOUS

5.1 Further Assurances. Each party to this Plan of Merger agrees to do such things as may be reasonably requested by the other party in order to more effectively consummate or document the transactions contemplated by this Plan of Merger.

[Signatures on Following Page]

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IN WITNESS WHEREOF, the undersigned corporations have caused this Plan of Merger to be executed by their duly authorized officers as of the date first above written.

SUNSHINE BANCORP, INC.

By:
Andrew S. Samuel
President and Chief Executive Officer

CENTERSTATE BANKS, INC.

By:
John C. Corbett
President and Chief Executive Officer

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EXHIBIT C

BANK PLAN OF MERGER AND MERGER AGREEMENT

SUNSHINE BANK

with and into

CENTERSTATE BANK, N.A.

under the charter of

CENTERSTATE BANK, N.A.

under the title of

“CENTERSTATE BANK, N.A.”

(“Resulting Bank”)

THIS BANK PLAN OF MERGER AND MERGER AGREEMENT (the “Agreement”) is made this 12th day of August, 2017, between CenterState Bank, N.A. (hereinafter referred to as “CenterState Bank” and the “Resulting Bank”), a national banking association, with its main office located at 1101 First Street South, Winter Haven, Florida 33880; and Sunshine Bank (hereinafter referred to as the “Sunshine Bank”), a federal stock savings bank, with its main office located at 102 West Baker Street, Plant City, Florida 33563. Collectively, CenterState Bank and Sunshine Bank are referred to as the “Banks”.

WHEREAS, at least a majority of the entire Board of Directors of CenterState Bank has approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);

WHEREAS, at least a majority of the entire Board of Directors of Sunshine Bank has approved this Agreement and authorized its execution in accordance with applicable law; and

WHEREAS, CenterState Banks, Inc. (“CenterState”), which owns all of the outstanding shares of CenterState Bank, N.A., and Sunshine Bancorp, Inc. (“Sunshine”) which owns all of the outstanding shares of Sunshine Bank, have entered into an Agreement and Plan of Merger (the “Holding Company Agreement”) which, among other things, contemplates the merger of Sunshine with and into CenterState, all subject to the terms and conditions of such Holding Company Agreement (the “HC Merger”); and

WHEREAS, CenterState, as the sole shareholder of CenterState Bank, and Sunshine, as the sole shareholder of Sunshine Bank, have approved this Agreement; and

WHEREAS, each of the Banks is entering this Agreement to provide for the merger of Sunshine Bank with and into CenterState Bank, with CenterState Bank being the surviving bank of such merger transaction (the “Bank Merger”), subject to, and as soon as practicable following, the closing of the HC Merger.

NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:

SECTION 1

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act, Sunshine Bank shall be merged with and into CenterState Bank in the Bank Merger. CenterState Bank shall continue its existence as the surviving bank and Resulting Bank under the charter of the Resulting Bank and the separate corporate existence of Sunshine Bank shall cease. The closing of the Bank

1

Merger shall become effective at the time specified in the certificate of merger issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger (such time when the Bank Merger becomes effective, the “Effective Time”).

SECTION 2

The name of the Resulting Bank shall be “CenterState Bank, N.A.,” or such other name as such bank may adopt prior to the Effective Time. The Resulting Bank will exercise trust powers.

SECTION 3

The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. This business of the Resulting Bank shall be conducted at its main office which shall be located at 1101 First Street South, Winter Haven, Florida 33880, as well as at its legally established branches and at the banking offices of Sunshine Bank that are acquired in the Bank Merger (which such banking offices are set forth on Exhibit A to this Agreement and shall continue to conduct operations after the closing of the Bank Merger as branch offices of CenterState Bank). The savings accounts of the Resulting Bank will be issued by the Resulting Bank in accordance with the Act.

SECTION 4

At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of CenterState Bank issued and outstanding immediately prior to the Effective Time. Preferred stock shall not be issued by the Resulting Bank.

SECTION 5

All assets of Sunshine Bank and the Resulting Bank, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; and the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank, and the Resulting Bank shall be responsible for all the liabilities of every kind and description, of Sunshine Bank and the Resulting Bank existing as of the Effective Time, all in accordance with the provisions of the Act.

SECTION 6

CenterState Bank and Sunshine Bank shall contribute to the Resulting Bank acceptable assets having a book value, over and above liability to its creditors, in such amounts as set forth on the books of CenterState Bank and Sunshine Bank at the Effective Time.

SECTION 7

At the Effective Time, each outstanding share of common stock of Sunshine Bank shall be cancelled with no consideration being paid therefor.

Outstanding certificates representing shares of the common stock of Sunshine Bank shall, at the Effective Time, be cancelled.

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SECTION 8

Upon the Effective Time, the then outstanding shares of CenterState Bank’s common stock shall continue to remain outstanding shares of CenterState Bank’s common stock, all of which shall continue to be owned by CenterState.

SECTION 9

The directors of the Resulting Bank following the Effective Time shall consist of those directors of CenterState Bank as of the Effective Time who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of association and bylaws of the Resulting Bank. The executive officers of the Resulting Bank following the Effective Time shall consist of those executive officers of CenterState Bank as of the Effective Time, each of whom shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of association and bylaws of the Resulting Bank.

SECTION 10

Upon the Effective Time, the Resulting Bank shall assume the liquidation account of Sunshine Bank, as required by 12 C.F.R. 192.475(b).

SECTION 11

This Agreement has been approved by CenterState, which owns all of the outstanding shares of CenterState Bank and by Sunshine, which owns all of the outstanding shares of Sunshine Bank.

SECTION 12

This Agreement is also subject to the following terms and conditions:

(a)	The HC Merger shall have closed and become effective.

(b)

The OCC shall have approved this Agreement and the Bank Merger and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.

(c)	The Bank Merger may be abandoned at the election of CenterState Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger.

SECTION 12

Each of the Banks hereby invites and authorizes the OCC to examine each of the Bank’s records in connection with the Bank Merger.

SECTION 13

Effective as of the Effective Time, the Articles of Association and Bylaws of the Resulting Bank shall consist of the Articles of Association and Bylaws of CenterState Bank as in effect immediately prior to the Effective Time.

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SECTION 14

This Agreement shall terminate if and at the time of any termination of the Holding Company Agreement.

SECTION 15

This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.

The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.

Except to the extent Federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Florida without regard to principles of conflicts of laws.

This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.

This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, CenterState Bank and Sunshine Bank have entered into this Agreement as of the date and year first set forth above.

CENTERSTATE BANKS, INC.

By:
John C. Corbett
As its:	President and Chief Executive Officer

SUNSHINE BANCORP, INC.

By:
Andrew S. Samuel
As its:	President and Chief Executive Officer

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EXHIBIT A TO BANK PLAN OF MERGER AND MERGER AGREEMENT

BANKING OFFICES OF THE RESULTING BANK

Exhibit omitted

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EXHIBIT D

DIRECTOR NON-COMPETITION AND NON-DISCLOSURE AGREEMENT

This Non-Competition and Non-Disclosure Agreement (the “Agreement”), is entered into as of the 12th day of August, 2017, by and between CenterState Banks, Inc., a Florida corporation (“CenterState”), and the undersigned individual (“Director”).

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of August 12, 2017 (the “Merger Agreement”) by and between CenterState and Sunshine Bancorp, Inc., a Maryland corporation (“Company”), Company will merge with and into CenterState (the “Merger”), as a result of which Sunshine Bank, a federal stock savings bank and wholly owned subsidiary of Company (the “Bank”), will merge with and into CenterState Bank, N.A., a national banking association and wholly owned subsidiary of CenterState (“CenterState Bank”);

WHEREAS, Director is a shareholder of Company and/or the Bank and, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Director and/or the Company shareholders are expected to receive significant consideration in exchange for the shares of Company common stock held by Director;

WHEREAS, prior to the date hereof, Director has served as a member of the Board of Directors of Company and/or the Bank, and, therefore, Director has knowledge of the Confidential Information and Trade Secrets (each as hereinafter defined);

WHEREAS, as a result of the Merger, CenterState will succeed to all of the Confidential Information and Trade Secrets, for which CenterState, as of the Effective Time (as defined in the Merger Agreement), will have paid valuable consideration and desires reasonable protection; and

WHEREAS, it is a material prerequisite to the consummation of the Merger that certain directors of Company, including Director, enter into this Agreement;

NOW, THEREFORE, in consideration of these premises and the mutual covenants and undertakings herein contained, CenterState and Director, each intending to be legally bound, covenant and agree as follows:

1. Restrictive Covenants.

(a) Director acknowledges that (i) CenterState has separately bargained for the restrictive covenants in this Agreement; and (ii) the types and periods of restrictions imposed by the covenants in this Agreement are fair and reasonable to Director and such restrictions will not prevent Director from earning a livelihood.

(b) Having acknowledged the foregoing, solely in the event that the Merger is consummated, Director covenants and agrees with CenterState as follows:

(i) From and after the Effective Time, Director will not disclose or use any Confidential Information or Trade Secret for a period of twelve (12) months from the Effective Time, except for any disclosure that is required by applicable law or court order. In the event that Director is required by law or court order to disclose any Confidential Information, Director will: (i) if and to the extent permitted by such law or court order provide CenterState with prompt notice of such requirement prior to the disclosure so that CenterState may waive the requirements of this Agreement or seek an appropriate protective order at CenterState’s sole expense; and (ii) use commercially reasonable efforts to obtain

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assurances that any Confidential Information disclosed will be accorded confidential treatment. If, in the absence of a waiver or protective order, Director is nonetheless, in the opinion of his counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises Director is required to be disclosed.

(ii) Except as expressly provided on Schedule I to this Agreement, for a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not (except on behalf of or with the prior written consent of CenterState), on Director’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any customer of CenterState, CenterState Bank, Company or the Bank (each a “Protected Party”), including known actively sought prospective customers of the Bank as of the Effective Date, for the purpose of providing products or services that are Competitive (as hereinafter defined) with those offered or provided by any Protected Party.

(iii) Except as expressly provided on Schedule I to this Agreement, for a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not (except on behalf of or with the prior written consent of CenterState), either directly or indirectly, on Director’s own behalf or in the service or on behalf of others, act as a director, manager, officer or employee of any business which is the same as or essentially the same as the business conducted by any Protected Party and which has an office located within the Restricted Territory.

(iv) For a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not on Director’s own behalf or in the service or on behalf of others, solicit or recruit or attempt to solicit or recruit, directly or by assisting others, any employee of any Protected Party, whether or not such employee is a full-time employee, whether or not such employment is pursuant to a written agreement, and whether or not such employment is for a determined period or is at will, to cease working for such Protected Party; provided that the foregoing will not prevent the placement of any general solicitation for employment not specifically directed towards employees of any Protected Party or hiring any such person as a result thereof.

(c) For purposes of this Section 1, the following terms shall be defined as set forth below:

(i) “Competitive,” with respect to particular products or services, shall mean products or services that are the same as or substantially similar to the products or services of any Protected Party.

(ii) “Confidential Information” shall mean data and information:

(A) relating to the business of Company and its subsidiaries, including the Bank, or the business of CenterState or its subsidiaries, including CenterState Bank, regardless of whether the data or information constitutes a Trade Secret;

(B) disclosed to Director or of which Director became aware as a consequence of Director’s relationship with Company and/or any of the Bank;

(C) having value to Company and/or any of the Bank and, as a result of the consummation of the transactions contemplated by the Merger Agreement, CenterState and CenterState Bank; and

(D) not generally known to competitors of Company or CenterState.

Confidential Information shall include Trade Secrets, methods of operation, names of customers, price lists, financial information and projections, personnel data and similar information; provided, however, that the terms “Confidential Information” and “Trade Secrets” shall not mean data or information that (x) has been disclosed to the public, except where such public disclosure has been made by Director without authorization from Company or CenterState, (y) has been independently developed and disclosed by others, or (z) has otherwise entered the public domain through lawful means.

(iii) “Restricted Territory” shall mean each county in Florida where the Bank operates a banking office at the Effective Time and each county contiguous to each of such counties.

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(iv) “Trade Secret” shall mean information, without regard to form, including technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, that is not commonly known by or available to the public and which information:

(A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and

(B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(d) Director acknowledges that irreparable loss and injury would result to CenterState upon the breach of any of the covenants contained in this Section 1 and that damages arising out of such breach would be difficult to ascertain. Director hereby agrees that, in addition to all other remedies provided at law or in equity, CenterState may petition and obtain from a court of law or equity, without the necessity of proving actual damages and without posting any bond or other security, both temporary and permanent injunctive relief to prevent a breach by Director of any covenant contained in this Section 1, and shall be entitled to an equitable accounting of all earnings, profits and other benefits arising out of any such breach. In the event that the provisions of this Section 1 should ever be determined to exceed the time, geographic or other limitations permitted by applicable law, then such provisions shall be modified so as to be enforceable to the maximum extent permitted by law. If such provision(s) cannot be modified to be enforceable, the provision(s) shall be severed from this Agreement to the extent unenforceable. The remaining provisions and any partially enforceable provisions shall remain in full force and effect.

2. Term; Termination. This Agreement may be terminated at any time by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon the earlier of (i) termination of the Merger Agreement; (ii) two (2) years following the Effective Time or (iii) upon a change in control of CenterState. For the avoidance of doubt, the provisions of Section 1 shall only become operative upon the consummation of the Merger but, in such event, shall survive the consummation of the Merger upon the earlier of two (2) years after the Effective Time or upon a change in control of control of CenterState. Upon termination of this Agreement, no party shall have any further obligations or liabilities hereunder, except that termination of this Agreement will not relieve a breaching party from liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.

3. Notices. Any notice, consent, demand, request or other communication given to a party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given to such party (i) when delivered personally to such party or (ii) provided that a written acknowledgment of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail or (iii) two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address as such party shall have specified by ten (10) days’ advance notice given in accordance with this Section 3).

If to CenterState:	CenterState Banks, Inc.
1101 First Street South
Winter Haven, Florida 33880
Attn: General Counsel

If to Director:	The address of Director’s principal residence as it appears in Company’s records as of the date hereof, as subsequently modified by Director’s provision of notice regarding the same to CenterState.

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4. Governing Law; Venue. The validity, interpretation and performance of this Agreement shall be governed by the laws of the State of Florida, without giving effect to the conflicts of laws principles thereof. The sole and exclusive venue for any civil action, counterclaim, proceeding, or litigation arising out of or relating to this Agreement shall be the courts of record of the State of Florida in Polk County or the United States District Court, Middle District of Florida. Each party consents to the jurisdiction of such Florida Court in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such Florida Court. Service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

5. Modification and Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Director and CenterState. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.

6. Severability. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

7. Counterparts. This Agreement may be executed (and delivered via facsimile or other electronic transmission) in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

9. Construction; Interpretation. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

[Signature page follows.]

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IN WITNESS WHEREOF, Director has executed and delivered this Agreement, and CenterState has caused this Agreement to be executed and delivered, all as of the day and year first above set forth.

CENTERSTATE BANKS, INC.

By:
John C. Corbett
President and Chief Executive Officer

Director:

Print Name:
Address:

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Schedule I

For avoidance of doubt, the parties acknowledge and agree that the restrictions set forth in Sections 3(b)(ii) and (iii) shall not apply to any of the following activities of Director:

1.	The provision of legal services by Director to any Person.

2.	The offer and sale of insurance products by Director to any Person.

3.	The provision of investment advisory and brokerage services by Director to any Person.

4.	The provision of private equity/venture capital financing by Director to any Person.

5.	The provision of accounting services by Director to any Person.

6.	The ownership of 5% or less of any class of securities of any Person.

7.	The provision of automobile financing in connection with the operation of auto dealerships.

8.	Obtaining banking-related services or products for entities owned or controlled by the Director.

9.	Referrals of clients or obtaining banking-related services in connection with the conduct of real estate or mortgage broker businesses.

10.	Activities that are incidental to the Director’s performance of his or her profession so long as such activities are not a scheme to circumvent the restrictions contained in this Agreement.

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EXHIBIT E

CLAIMS LETTER

August 12, 2017

CenterState Banks, Inc.

1101 First Street South

Winter Haven, Florida 33880

Attention: John C. Corbett

Gentlemen:

This letter is delivered pursuant the Agreement and Plan of Merger, dated as of August 12, 2017 (the “Merger Agreement”), by and among Sunshine Bancorp, Inc. (“Company”), and CenterState Banks, Inc. (“CenterState”).

Concerning claims which the undersigned may have against Company or any of its subsidiaries in my capacity as an officer, director or employee, of Company or any of its subsidiaries, and in consideration of the premises, and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby agrees as follows:

1. Definitions. Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings given to them in the Merger Agreement. For purposes of this letter, Company and each of its subsidiaries are individually referred to as a “Company Entity” and collectively, as the “Company Entities”.

2. Release of Certain Claims.

(a) The undersigned hereby releases and forever discharges, effective upon the consummation of the Merger under the Merger Agreement, each Company Entity, and its respective directors and officers (in their capacities as such), and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Released Parties”) of and from any and all liabilities, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description (collectively, “Claims”), which the undersigned, solely in his capacity as an officer, director or employee of any Company Entity, has or claims to have, or previously had or claimed to have, in each case as of the Effective Time, against any of the Released Parties, whether or not in law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, matured or unmatured, contingent or otherwise (individually a “Released Claim,” and collectively, the “Released Claims”), except for (i) compensation for services that have accrued but not yet been paid in the ordinary course of business consistent with past practice or other contract rights relating to severance, employment, stock options and restricted stock grants which have been disclosed in writing to CenterState on or prior to the date of the Merger Agreement, and (ii) the items listed in Section 2(b) below.

(b) For avoidance of doubt, the parties acknowledge and agree that the Released Claims do not include any of the following:

(i) any Claims that the undersigned may have in any capacity other than as an officer, director or employee of any Company Entity, including, but not limited to, (A) Claims as a borrower under loan commitments and agreements between the undersigned and any Company Entity, (B) Claims as a depositor under any deposit account with any Company Entity, (C) Claims as the holder of any Certificate of Deposit issued by any Company Entity, (D) Claims on account of any services rendered by the undersigned in a capacity

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other than as an officer, director or employee of any Company Entity; (E) Claims in his or her capacity of a shareholder of Company; and (F) Claims as a holder of any check issued by any other depositor of any Company Entity;

(ii) the Claims excluded in (i) and (ii) of Section 2(a) above;

(iii) any Claims that the undersigned may have under the Merger Agreement;

(iv) any right to indemnification that the undersigned may have under the articles of incorporation or bylaws of any Company Entity, or the Merger Agreement; or

(v) any rights or Claims listed on Schedule I to this Agreement.

3. Forbearance. The undersigned shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit, action, claim or proceeding before or in any court, regulatory, governmental, arbitral or other authority to collect or enforce any Released Claims which are released and discharged hereby.

4. Miscellaneous.

a. This letter shall be governed and construed in accordance with the laws of the State of Florida (other than the choice of law provisions thereof).

b. This letter contains the entire agreement between the parties with respect to the Released Claims released hereby, and this Release supersedes all prior agreements, arrangement or understandings (written or otherwise) with respect to such Released Claims and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein or in the Merger Agreement.

c. This letter shall be binding upon and inure to the benefit of the undersigned and the Released Parties and their respective heirs, legal representatives, successors and assigns.

d. This letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Released Parties, it being the express understanding of the undersigned and the Released Parties that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned or the Released Parties, except in strict accordance with this paragraph, and further that the waiver of any breach of this Release shall not constitute or be construed as the waiver of any other breach of the terms hereof.

e. The undersigned represents, warrants and covenants that the undersigned is fully aware of the undersigned’s rights to discuss any and all aspects of this matter with any attorney chosen by him or her, and that the undersigned has carefully read and fully understands all the provisions of this letter, and that the undersigned is voluntarily entering into this letter.

f. This letter shall become effective upon the consummation of the Merger, and its operation to extinguish all of the Released Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Released Parties (other than the failure of CenterState to pay the Merger Consideration under the Merger Agreement). If the Merger Agreement is terminated for any reason, this letter shall be of no force or effect.

g. If any civil action, arbitration or other legal proceeding is brought for the enforcement of this letter, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this letter, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred

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in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

h. IN ANY CIVIL ACTION, COUNTERCLAIM, PROCEEDING, OR LITIGATION, WHETHER AT LAW OR IN EQUITY, WHICH ARISES OUT OF, CONCERNS, OR RELATES TO THIS CLAIMS LETTER, ANY AND ALL TRANSACTIONS CONTEMPLATED BY THIS CLAIMS LETTER, THE PERFORMANCE OF THIS CLAIMS LETTER, OR THE RELATIONSHIP CREATED BY THIS CLAIMS LETTER, WHETHER SOUNDING IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE, TRIAL SHALL BE TO A COURT OF COMPETENT JURISDICTION AND NOT TO A JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS CLAIMS LETTER WITH ANY COURT, AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THIS CLAIMS LETTER OF THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. NEITHER PARTY HAS MADE OR RELIED UPON ANY ORAL REPRESENTATIONS TO OR BY ANY OTHER PARTY REGARDING THE ENFORCEABILITY OF THIS PROVISION. EACH PARTY HAS READ AND UNDERSTANDS THE EFFECT OF THIS JURY WAIVER PROVISION. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN COUNSEL WITH RESPECT TO THE TRANSACTIONS GOVERNED BY THIS CLAIMS LETTER AND SPECIFICALLY WITH RESPECT TO THE TERMS OF THIS SECTION.

i. The parties acknowledge that a substantial portion of the negotiations, anticipated performance and execution of this letter occurred or shall occur in Polk County, Florida. Any civil action, counterclaim, proceeding, or litigation arising out of or relating to this letter shall be brought in the courts of record of the State of Florida in Polk County or the United States District Court, Middle District of Florida. Each party consents to the jurisdiction of such Florida court in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such Florida court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

j. Notices. Any notice, consent, demand, request or other communication given to a party hereto in connection with this letter shall be in writing and shall be deemed to have been given to such party (i) when delivered personally to such party, or (ii) provided that a written acknowledgment of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail, or (iii) two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address as such party shall have specified by ten (10) days’ advance notice given in accordance with this Section j).

If to CenterState:	CenterState Banks, Inc.
1101 First Street South
Winter Haven, Florida 33880
Attn: General Counsel

If to the Shareholder:	At the address of the Director set forth below the signature of the Director on the signature page of this Agreement.

[Signature Page Follows]

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Sincerely,

Signature of Officer or Director

Print Name of Officer or Director

Address:

On behalf of CenterState Banks, Inc., I hereby acknowledge receipt of this letter as of this 12th day of August, 2017.

CENTERSTATE BANKS, INC.

By:
Name:	John C. Corbett
Title:	President and Chief Executive Officer

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Schedule I

Additional Excluded Claims

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Appendix B

August 11, 2017

Board of Directors

Sunshine Bancorp, Inc.

102 West Banker Street

Plant City, FL 33563

Ladies and Gentlemen:

Hovde Group, LLC (“we” or “Hovde”) understand that CenterState Banks, Inc., a Florida corporation (“CenterState”) and Sunshine Bancorp, Inc., a Maryland corporation (“Sunshine” and, together with CenterState, the “Parties” and each a “Party”) are about to enter into an Agreement and Plan of Merger to be dated on or about August 11, 2017 (the “Agreement”). Pursuant and subject to the terms of the Agreement, Sunshine shall merge with and into CenterState (the “Merger”), with CenterState being the surviving company in the Merger (the “Surviving Company”). Further, pursuant to the Agreement, immediately following the Effective Time and sequentially but in effect simultaneously on the Closing Date, Sunshine Bank, a federal stock savings bank and a direct wholly owned subsidiary of Sunshine (“Savings Bank”), shall be merged (the “Bank Merger”) with and into CenterState Bank, N.A., a national banking association and a direct wholly owned subsidiary of CenterState (“CenterState Bank”), and CenterState Bank shall be the surviving bank (the “Surviving Bank”). Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement.

Pursuant and subject to the terms of the Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any shareholder of Sunshine, each share of Sunshine Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b) of the Agreement), shall be converted, in accordance with the terms of the Agreement, into the right to receive 0.89 shares of CenterState Common Stock (the “Merger Consideration”), and cash in lieu of fractional shares as specified in Section 2.04 of the Agreement.

We note that pursuant to the Agreement, each valid option to purchase shares of Sunshine Common Stock (each, a “Sunshine Stock Option”), outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become fully vested and be converted into an option to purchase that number of shares of CenterState Common Stock as shall equal the product obtained by multiplying the Merger Consideration (the “Option Exchange Ratio”) by that number of shares of Sunshine Common Stock which such option entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the quotient obtained by dividing the exercise price per share of the Sunshine Stock Option by the Option Exchange Ratio (rounded to the nearest cent); provided however, that in the event that the Merger Consideration is modified as a result of the application of the anti-dilution provisions of Section 2.09 of the Agreement, then the Option Exchange Ratio shall be appropriately adjusted in order to reflect the impact of such modification to the Merger Consideration. For purposes of the foregoing and our opinion, we have assumed that 717,876 outstanding Sunshine Stock Options will be converted into CenterState options to purchase 259,300 shares of CenterState Common Stock (which, based on a weighted average exercise price of $13.13 for each Sunshine Stock Option, and closing price of CenterState Common Stock of $24.83 as of August 9, 2017, has a value, net of the aggregate exercise prices, of approximately $6,438,414). Further, at the Effective Time, each share of restricted stock outstanding immediately prior thereto (each “Sunshine Restricted Stock”) shall vest in full and the restrictions thereon shall lapse, and shall be treated as issued and outstanding shares of Sunshine Common Stock for the purposes of the Agreement, including but not limited to Section 2.01 thereof. You have advised us that there are 81,674 shares of Sunshine Restricted

Board of Directors

Sunshine Bancorp, Inc.

Stock outstanding as of August 9, 2017, and that after the repayment of the Sunshine ESOP Loan (as provided in the Agreement) there will be 338,560 ESOP shares that will be converted into the right to receive Merger Consideration, and we have relied on such amounts for purposes of our analysis and opinion. Accordingly, based on 8,021,842 shares of Sunshine Common stock outstanding as of August 9, 2017 (and assuming 0.89 shares of CenterState Common Stock issued for each share of Sunshine Common Stock), we have assumed that CenterState will issue 7,139,439 shares of CenterState Common Stock in connection with the Merger.

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Sunshine. This opinion addresses only the fairness of the Merger Consideration to be paid in connection with the Merger, and we are not opining on any individual stock, cash, option, or other components of the consideration.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement dated August 8, 2017, as provided to Hovde by Sunshine;

(ii)	reviewed unaudited financial statements for Sunshine and CenterState for the six-month period ended June 30, 2017;

(iii)	reviewed certain historical annual reports of each of Sunshine and CenterState, including audited annual reports for the year ending December 31, 2016;

(iv)	reviewed certain historical publicly available business and financial information concerning each of Sunshine and CenterState;

(v)	reviewed certain internal financial statements and other financial and operating data concerning of Sunshine and CenterState;

(vi)	reviewed financial projections prepared by certain members of senior management of Sunshine;

(vii)

discussed with certain members of senior management of Sunshine and CenterState, the business, financial condition, results of operations and future prospects of Sunshine and CenterState; the history and past and current operations of Sunshine and CenterState; Sunshine’s and CenterState’s historical financial performance; and their assessment of the rationale for the Merger;

(viii)

reviewed and analyzed materials detailing the Merger prepared by Sunshine and CenterState and by their respective legal and financial advisors, including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the Merger (the “Synergies”);

(ix)

analyzed the pro forma financial impact of the Merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics we deemed relevant, giving effect to the Merger based on assumptions relating to the Synergies;

(x)	reviewed publicly available consensus mean analyst earnings per share estimates for Sunshine and CenterState for the years ending December 31, 2017 and December 31, 2018;

(xi)	reviewed materials relating to Project Marina prepared by CenterState and by its respective legal and financial advisors including the pro forma financial impact to CenterState;

(xii)	assessed general economic, market and financial conditions;

(xiii)

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(xiv)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

Board of Directors

Sunshine Bancorp, Inc.

(xv)	reviewed historical market prices and trading volumes of CenterState’s common stock;

(xvi)	reviewed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis; and

(xvii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without investigation, that there have been, and from the date hereof through the Effective Date will be, no material changes in the financial condition and results of operations of Sunshine or CenterState since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by Sunshine and CenterState are true and complete. We have relied upon the management of Sunshine and CenterState as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information (including the Synergies) provided to Hovde by Sunshine and CenterState, and we assumed such forecasts, projections and other forward-looking information (including the Synergies) have been reasonably prepared by Sunshine and CenterState on a basis reflecting the best currently available information and Sunshine’s and CenterState’s judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information (including the Synergies) would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by Sunshine to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.

In performing our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Sunshine or CenterState or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Sunshine and CenterState that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for Sunshine and CenterState are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of Sunshine or CenterState, the collateral securing any such assets or liabilities, or the collectability of any such assets and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of Sunshine or CenterState.

We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Sunshine or CenterState is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither Sunshine nor CenterState is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement and Project Marina. Hovde is not opining in any manner on the nature or terms of Project Marina, or the effect of Project Marina on the future earnings, financial condition or operations of the parties generally, and we do not assume any responsibility or liability for any matters relating thereto.

Board of Directors

Sunshine Bancorp, Inc.

We have relied upon and assumed with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by Sunshine or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. Sunshine has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Sunshine or CenterState or would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on Sunshine, or its shareholders; (ii) any advice or opinions provided by any other advisor to the Board or Sunshine; (iii) any other strategic alternatives that might be available to Sunshine; or (iv) whether CenterState has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the Merger.

Our opinion does not constitute a recommendation to Sunshine as to whether or not Sunshine should enter into the Agreement or to any shareholders of Sunshine as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of Sunshine relative to the amount of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any opinion as to the value of CenterState’s common stock following the announcement of the proposed Merger, or the value of CenterState’s common stock following the consummation of the Merger, or the prices at which shares of CenterState’s common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Sunshine or CenterState.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of Sunshine and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of Sunshine’s common stock in connection with the Merger if, and only if, this letter is quoted in full or attached as an exhibit to such document, this letter has not been withdrawn prior to the date of such document, and any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such filing is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.

Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

In arriving at this opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Board of Directors

Sunshine Bancorp, Inc.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by Sunshine to act as its financial advisor in connection with the Merger.

In connection with our services, we will receive from Sunshine a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger; the opinion fee will be credited in full towards the portion of the completion fee which will become payable to Hovde upon the consummation of the Merger. Sunshine has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. Other than in connection with this present engagement, in the past two years, Hovde has not provided investment banking or financial advisory services to Sunshine. During the past four years preceding the date of this opinion, Hovde has provided investment banking services to, and received fees from, three banks in connection with their respective sales to CenterState. During the past two years preceding the date of this opinion Hovde has not provided any investment banking or financial advisory services to CenterState. We or our affiliates have been engaged by and/or received compensation from CenterState in the past, and may presently or in the future, seek or receive compensation from CenterState in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to our knowledge none are expected at this time. Certain owners and/or employees of Hovde are also beneficial owners of shares of a depository institution, which is the subject of a potential transaction with CenterState in Project Marina, and the foregoing beneficial ownership has been disclosed to Sunshine. In the ordinary course of its broker-dealer business and further to certain sales and trading relationships, Hovde and its affiliates may from time to time purchase securities from, and sell securities to, Sunshine or CenterState or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sunshine or CenterState for its own accounts and for the accounts of customers. Our firm also issues periodic research reports regarding Sunshine’s and CenterState’s business activities and prospects, and our firm may provide securities brokerage services in the normal course to one or more subsidiaries or affiliates of Sunshine or CenterState. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and Sunshine or CenterState.

Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid in connection with the Merger is fair to the holders of Sunshine Common Stock from a financial point of view.

Sincerely,

HOVDE GROUP, LLC

Appendix C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

HCBF Holding Company, Inc.

Fort Pierce, Florida

We have audited the accompanying consolidated balance sheets of HCBF Holding Company, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCBF Holding Company, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP

Fort Lauderdale, Florida

March 30, 2017

C – 1

HCBF HOLDING COMPANY, INC.

Consolidated Balance Sheets

December 31, 2016 and 2015

(Dollar amounts in thousands, except share data)

	2016	2015
Assets
Cash and due from financial institutions	$33,957	$28,004
Interest-earning deposits in other financial institutions	10,601	52,404
Fed funds sold	—	329

Cash and cash equivalents	44,558	80,737

Securities available for sale, at fair value	346,634	363,823
Securities held to maturity (fair value of $176,286 and $150,418 at December 31, 2016 and December 31, 2015, respectively)	178,232	150,681
Loans held for sale	8,384	6,197
Loans (net of allowance of $7,260 and $2,451 at December 31, 2016 and December 31, 2015, respectively)	1,027,211	942,927
Covered loans (net of allowance for loan losses of $378 and $1,277 at December 31, 2016 and December 31, 2015, respectively)	31,089	36,256
Federal Home Loan Bank Stock, at cost	4,584	5,157
Premises and equipment, net	51,442	54,558
Real estate owned, net	9,018	13,095
Goodwill	12,286	12,153
Other intangible assets	12,548	15,072
Bank owned life insurance	38,054	27,073
Deferred tax asset	15,022	13,107
FDIC indemnification asset	526	1,559
Accrued interest receivable and other assets	10,302	8,931

Total assets	$1,789,890	$1,731,326

(continued)

C – 2

HCBF HOLDING COMPANY, INC.

Consolidated Balance Sheets

December 31, 2016 and 2015

(Dollar amounts in thousands, except share data)

Liabilities and Stockholders’ Equity

Deposits
Non-interest bearing	$444,745	$371,464
Interest bearing	1,034,063	1,038,674

Total deposits	1,478,808	1,410,138
Federal Home Loan Bank advances	71,622	85,043
Junior subordinated debenture	5,943	5,833
Capital lease obligation	769	819
Official Checks	5,248	7,478
Accrued interest payable and other liabilities	9,807	9,575

Total liabilities	1,572,197	1,518,886

Commitments and contingencies (Notes 5, 6 and 17)

Stockholders’ equity:
Preferred stock, noncumulative, $.001 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock voting, $.001 par value, 40,000,000 shares authorized 18,827,833 and 18,827,303 shares issued and outstanding	19	19
Common stock nonvoting, $.001 par value, 10,000,000 shares authorized, 1,224,997 and 1,224,997 shares issued and outstanding	1	1
Additional paid-in capital	202,369	201,817
Retained earnings	18,772	12,517
Accumulated other comprehensive (loss)	(3,468)	(1,914)

Total stockholders’ equity	217,693	212,440

Total liabilities and stockholders’ equity	$1,789,890	$1,731,326

See accompanying notes

C – 3

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Income

Years ended December 31,

(Dollar amounts in thousands, except share data)

	2016	2015
Interest and dividend income:
Loans, including fees	$54,718	$43,956
Securities	9,542	7,868
Interest earning deposits and other	436	304

Total interest income	64,696	52,128

Interest expense:
Deposits	4,441	2,945
Federal Home Loan Bank advances	815	636
Subordinated debentures and other	344	267

Total interest expense	5,600	3,848

Net interest income	59,096	48,280

Provision for loan losses	4,801	1,519

Net interest income after provision for loan losses	54,295	46,761

Noninterest income:
Service charges on deposit accounts	2,602	1,982
ATM and interchange income	2,891	2,306
Net gain on sale of loans	3,982	3,356
Net gains on sale of securities available for sale	287	2
Bank owned life insurance income	981	661
FDIC indemnification asset amortization, net	(190)	(980)
Purchased credit impaired loan recoveries	1,027	677
Other	937	816

Total noninterest income	12,517	8,820

Noninterest expense:
Salaries and employee benefits	28,002	23,908
Occupancy and equipment	8,348	6,963
Data processing	5,696	5,386
Regulatory assessments	1,186	1,221
Professional Fees	1,473	1,398
Office expenses and supplies	1,508	1,387
Foreclosed assets, net	2,861	558
Advertising	735	744
Amortization of intangibles	2,524	1,842
Acquisition and conversion costs	298	2,908
Other	3,817	2,921

Total non-interest expense	56,448	49,236

Income before taxes	10,364	6,345
Income tax expense	4,109	2,429

Net income	$6,255	$3,916

Earnings per share
Basic	$0.31	$0.23
Diluted	$0.30	$0.23

See accompanying notes

C – 4

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Comprehensive Income

Years ended December 31,

(Dollar amounts in thousands, except share data)

	2016	2015
Net Income	$6,255	$3,916

Other comprehensive (loss):
Unrealized (loss) arising during the year	(2,768)	(726)
Reclassification adjustment for realized gains	(287)	(2)

Net change in unrealized (loss)	(3,055)	(728)

Amortization of unrealized loss on securities transferred to held to maturity	560	344
Provision for income tax benefit	941	145

Total other comprehensive (loss)	(1,554)	(239)

Comprehensive income	$4,701	$3,677

See accompanying notes

C – 5

HCBF HOLDING COMPANY, INC.

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C – 6

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31,

(Dollar amounts in thousands, except share data)

	Common Stock Voting		Common Stock Nonvoting		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
	Shares	Amt	Shares	Amt
Balance at January 1, 2015	13,831,914	$14	670,886	$1	$145,773	$8,601	$(1,675)	$152,714

Net income	—	—	—	—	—	3,916	—	3,916
Other comprehensive loss	—	—	—	—	—	—	(239)	(239)
Common stock issued – voting	4,990,889	5	—	—	49,904	—	—	49,909
Common stock issued - Non-voting	—	—	554,111	—	5,541	—	—	5,541
Exercise of stock options, including tax benefit	4,500	—	—	—	45	—	—	45
Stock-based compensation	—	—	—	—	554	—	—	554

Balance at December 31, 2015	18,827,303	$19	1,224,997	$1	$201,817	$12,517	$(1,914)	$212,440

Net Income	—	—	—	—	—	6,255	—	6,255
Other comprehensive loss	—	—	—	—	—	—	(1,554)	(1,554)
Exercise of stock options, including tax benefit	530	—	—	—	5	—	—	5
Stock-based compensation	—	—	—	—	547	—	—	547

Balance at December 31, 2016	18,827,833	$19	1,224,997	$1	$202,369	$18,772	$(3,468)	$217,693

See accompanying notes

C – 7

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended December 31,

(Dollar amounts in thousands, except share data)

	2016	2015
Cash flows from operating activities:
Net income	$6,255	$3,916
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	4,801	1,519
Depreciation and amortization of premises and equipment	2,803	2,025
Net accretion of purchase accounting adjustments	(2,872)	(4,991)
Net amortization of investment securities	5,646	5,317
Net deferred loan origination fees	84	101
Gain on sale of securities available for sale	(287)	(2)
Origination of loans held for sale	(88,110)	(84,790)
Proceeds from sales of loans held for sale	87,971	81,141
Gain on loans held for sale	(3,982)	(3,356)
Loss on disposal of real estate owned	263	(585)
Provision for real estate owned	2,129	872
FDIC indemnification expense, net	190	980
Stock based compensation expense	547	554
Increase in cash surrender value of bank owned life insurance	(981)	(661)
Deferred income tax expense	(687)	1,312
Net change in:
Accrued interest receivable and other assets	(2,430)	(604)
Accrued interest payable and other liabilities	(2,303)	(1,557)

Net cash from operating activities	9,037	1,191

Cash flows from investing activities:
Available for sale securities:
Purchases	(124,611)	(122,732)
Maturities, prepayments, and calls	84,714	63,551
Sales	51,163	23,596
Held to maturity securities:
Purchases	(59,543)	(5,255)
Maturities, prepayments, and calls	31,000	20,743
Loan origination and repayments, net	(39,599)	(44,208)
Loan purchases, net	(38,315)	—
Purchases of premises and equipment, net	(895)	(1,392)
Purchases of Federal Home Loan bank stock, net	573	(1,300)
Proceeds from sale of real estate owned	3,535	7,798
Purchases of bank owned life insurance	(10,000)	(15,000)
Cash received from FDIC loss sharing agreement	765	1,480
Cash received from acquisitions	—	37,210

Net cash used in investing activities	(101,213)	(35,509)

(Continued)

C – 8

HCBF HOLDING COMPANY, INC. Consolidated Statements of Cash Flows Years ended December 31, (Dollar amounts in thousands, except share data)

	2016	2015
Cash flows from financing activities:
Net change in deposits	$69,160	$(13,946)
Proceeds from Federal Home Loan Bank advances and other debt	560,300	426,400
Repayments on Federal Home Loan Bank advances and other debt	(573,468)	(399,449)
Proceeds from the issuance of common stock voting	—	49,909
Proceeds from the issuance of common stock non-voting	—	5,541
Proceeds from exercised stock options	5	45

Net proceeds from financing activities	55,997	68,500

Net change in cash and cash equivalents	(36,179)	34,182
Beginning cash and cash equivalents	80,737	46,555

Ending cash and cash equivalents	$44,558	$80,737

Supplemental cash flow information:
Interest Paid	$6,324	$4,552
Income taxes paid	3,378	1,664

Supplemental noncash disclosures:
Transfers from loans to real estate owned	1,578	1,681
Transfer from premises and equipment to real estate owned	1,355	570
Loans provided for sales of real estate owned	1,079	1,519

See accompanying notes

C – 9

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation

The consolidated financial statements include HCBF Holding Company, Inc. (the “Holding Company”) and its wholly owned subsidiary, Harbor Community Bank together referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. The Company engages in mortgage banking activities and, as such, acquires and sells one-to-four family residential mortgage loans and small business administration loans (SBA). These loans are generally sold without servicing rights retained. The Company originates and services residential mortgage loans in Florida.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 30, 2017, which is the date the financial statements were available to be issued.

Use of Estimates

To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Flow Reporting

Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Trading Assets

The Company does not engage in trading activities for its own account.

Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be

C – 10

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities and SBA securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were not highly rated, the Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income under ASC 310-20 without anticipating prepayments.

C – 11

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

Interest income on mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Loans are charged off to the extent principal or interest is deemed uncollectible. Consumer and credit card loans continue to accrue interest until they are charged off no later than 90 days past due unless the loan is in the process of collection. Past-due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Covered Loans

Certain loans acquired through the Federal Deposit Insurance Corporation (“FDIC”) assisted transaction from Putnam State Bank (“Putnam”) on June 15, 2012 are covered by a loss share agreement (“covered loans”). The FDIC will reimburse the Company for certain losses and expenses on covered loans up to 80%. The loss share agreement covered approximately $92.3 million of the gross loans acquired by the Company at the acquisition date. As of December 31, 2016 and 2015 the recorded investment of covered loans was $31.5 million and $37.5 million respectively.

The insurance portion of the FDIC loss share agreement expires on June 15, 2017. The company will be obligated to reimburse the FDIC for 80% of certain recoveries relating to previously reimbursed losses until June 15, 2020, which is the expiration of the loss share agreement. In addition, at June 15, 2020, the Company may be obligated to pay a “true up” or “claw back” amount to the FDIC based on successful resolution of covered assets over the term of the loss share agreement. At December 31, 2016 and December 31, 2015, the Company has accrued true up liability balances of $899 thousand and $857 thousand, respectively.

Purchased Credit Impaired Loans

As part of business acquisitions, the Company purchases or acquires individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased credit impaired loans (“PCI loans”) are recorded at the amount paid or fair value, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Such purchased credit impaired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type, and date of origination. The Company estimates the amount and timing of expected cash flows for each loan or pool, and the expected cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loans or pool’s contractual principal and interest, over expected cash flows, is not recorded (non-accretable difference).

C – 12

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

Subsequent to acquisition, on a quarterly basis, the Company updates estimates of the amount and timing of expected cash flows, incorporating assumptions such as defaults rates, loss severities, delinquency status, current loan collateral values, and other business and economic factors. Probable decreases in expected loan cash flows result in an impairment, which is recorded as an expense through provision for loan losses. The amount of the impairment is calculated as the present value of expected cash flows discounted at the loan or pool’s effective yield, less the carrying value of the loan or pool. Probable increases in expected cash flows would first reverse any previously recognized impairment and then be recorded prospectively as interest income over the remaining life of the loan or pool. When the recorded investment of a PCI loan or pool is fully recovered, additional cash flows are recognized as recoveries in non-interest income.

Concentration of Credit Risk

Most of the Company’s business activity is with customers located within Florida. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the Florida economy. The company monitors its concentration of credit risk on a quarterly basis. The credit concentration is monitored by geographical distribution within the State, by loan classification type, by the type of collateral within a loan class, and by size of the borrower relationship. Based on the credit concentration analysis, the Company believes its loan portfolio is well diversified.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

Factors considered by management in determining impairment include payment status, borrower cash flow and corresponding debt service, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment is primarily measured on a loan-by-loan basis for commercial real estate, residential real estate, land and construction loans and commercial loans by either the present value of expected future cash flows at the

C – 13

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

loan’s effective interest rate, or the fair value of the collateral less estimated selling costs for collateral dependent loans. Consumer loans are not specifically evaluated for impairment, but are pooled for general impairment analysis.

Troubled debt restructurings are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

The general component covers loans that are collectively evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer loans, are collectively evaluated for impairment, and accordingly, they are not included in the separately identified impairment disclosures. The general component is based on historical loss experience adjusted for current environmental factors. The company has identified commercial real estate, residential real estate, land and construction, commercial, consumer and other loans as loan segments. The historical loss experience is determined by portfolio segment and is subdivided between acquired portfolios and Company originated portfolios. Actual loss history relating to acquired loans for the prior three years is used to determine the appropriate loss reserves for that portfolio. Peer loss history for the prior three years is used for Company originated loans and is supplemented or adjusted by current environmental factors. These environmental factors include changes in: lending policies and procedures, economic conditions, loan terms and requirements, experience of lending management, severity and volume of past due loans and classified loans, quality of the Bank’s review system, value of underlying collateral, concentration of credit, and external factors.

During 2015, the Company changed its historical loss look-back period from two years to three years. Management believes the three year loss history is now a better reflection of the probable losses currently in the loan portfolio.

The company subdivides its loan portfolio into five segments. These segments include commercial real estate, residential real estate, land and construction, commercial, and consumer/other. The characteristics of each portfolio are discussed below.

Commercial real estate loans are secured by business properties including office buildings, warehouses, restaurants, hotels, and other commercial properties located within the Company’s markets. These loans are underwritten and originated based on the borrowers underlying cash flow and ability to service the debt. Secondarily, the Company assesses the fair value of the real estate collateral and other sources of debt repayment. From time to time the Company may originate commercial real estate loans that may be sold to the Small Business Administration (SBA).

Residential real estate loans represent a lien on the borrower’s primary or secondary residence. The loans may include first mortgages, second/junior mortgages or home equity lines of credit. Residential real estate loans may amortize over various terms such as 30-year, 15-year, 10-year and may have fixed or adjustable interest rates. The Company typically sells 30-year fixed rate loans into the secondary market with servicing rights released at time of sale.

C – 14

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

Land and Construction loans include loans to acquire land, including undeveloped residential lots, undeveloped commercial lots and may also include construction and development loans. Loan terms in this segment vary depending on the purpose of the loan but typically involve temporary construction financing. All of the loans in this segment are secured by real estate.

Commercial loans are loans to businesses. These loans are typically secured by business assets including inventory, accounts receivable, trucks, heavy and light equipment, office equipment or other business assets. Commercial loans are underwritten based on business cash flow and ability of the business to service the debt. Secondarily, the Company may consider the business owner’s credit worthiness and fair value of the collateral. Typically, commercial loans have amortization terms of 10-years and under. From time to time the Company may originate commercial loans that may be sold to the Small Business Administration (SBA).

Consumer/other loans are smaller loans to individuals and include automobile loans, boat loans, and other loans such as personal loans. Most consumer loans are secured but some may be unsecured based on a personal guarantee. These loans typically have loan repayments terms of five years or less. Consumer loans are underwritten primarily based on credit scores, debt-to-income ratios and other indicators of creditworthiness.

Servicing Rights

The Company sells residential loans in the secondary market servicing released. However, in certain cases commercial and commercial real estate loans are sold servicing retained. At December 31, 2016 and 2015 the Company had loans serviced for others totaling $24 million and $18.7 million, respectively and the servicing fee income was not material.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 39.5 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years.

Foreclosed Assets

Foreclosed assets are initially recorded at the lower of cost or estimated fair value, less estimated selling costs. Write-downs occurring at foreclosure are charged to allowance for loan losses. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs, net of operating income, after acquisition are expensed.

C – 15

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

The FDIC will reimburse the company for certain losses and expenses on covered real estate owned up to 80% (“covered real estate owned”) relating to the Putnam State Bank acquisition. The loss share agreement covered approximately $14.7 million of real estate owned acquired by the Company at the acquisition date. As of December 31, 2016 and 2015, the covered real estate owned balance was approximately $579 thousand and $2.5 million, respectively

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance (BOLI)

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected December 31st as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values not to exceed 10 years. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Other intangible assets consist of core deposits and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. These intangible assets are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years.

The Company has tested goodwill and core deposit intangible assets for impairment at December 31, 2016 and 2015. No impairment charges were needed at December 31, 2016 and 2015.

FDIC Indemnification Asset

The FDIC will reimburse the Company for covered loans and covered real estate owned (“covered assets”) under the FDIC loss share agreement at 80% of losses and certain expenses. An indemnification asset was recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the covered assets,

C – 16

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

and measured on the same basis, subject to collectability or contractual limitations. FDIC indemnification asset on the acquisition date reflects the reimbursements expected to be received from the FDIC, using an appropriate discount, which reflects counterparty credit risk and other uncertainties. The indemnification asset continues to be measured on the same basis as the related covered asset. The indemnification asset is impacted by changes in estimated cash flows associated with covered assets. Deterioration in the credit quality on expected cash flows of the covered loans (immediately recorded as an adjustment to the allowance for loan losses), and deterioration in the fair value less selling costs of the covered real estate owned (immediately recorded as an adjustment to the respective valuation allowance), would immediately increase the indemnification asset, with the offset recorded as income. Increases in the credit quality of cash flows of loans (reflected as an adjustment to yield and accreted into earnings over the remaining life of the loans) decreases the basis of the indemnification asset, with such decrease being amortized as a charge to earnings over the shorter of the life of the loan or remaining life of the loss share agreement. Fair value accounting incorporates into fair value of the covered loans, an element of time value of money which is accreted back to earnings over the life of the loss share agreement.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair value changes. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally

C – 17

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

At December 31, 2016 the Company had two interest rate swap contracts acquired from a bank acquisition with a combined notional amount of $2.3 million and a fair value of $47 thousand and $(47) thousand, respectively. Management does not consider these derivative contracts to be material to the Company’s financial position or operations.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other expense.

C – 18

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

Retirement Plans

Employee 401(k) expense represents the amount of matching contributions by the Company.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank could be required to meet regulatory reserve and clearing requirements. At December 31, 2016 and 2015, the Company’s reserve requirement was $0 and $0, respectively.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. During 2016, the Bank paid a dividend of $13 million to the holding company from retained earnings. The holding company did not pay any dividends during 2016. There were no dividends paid by the Bank or holding company in 2015.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

C – 19

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

Operating Segments

The Company’s only reportable segment is community banking. The Company’s sole operating subsidiary is the Bank. The Bank offers traditional banking products and services through its network of retail branch facilities. Management makes operating decisions and assesses profitability based on the community banking unit as a whole.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.

Adoption of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards

The following table provides a description of recently adopted or newly issued not yet effective accounting standards that could have a material effect on our financial statements:

ASU 2014-09, Revenue From Contracts With Customers (Topic 606) and ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date

In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10, “Identifying Performance Obligations and Licensing” and ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients.” The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments

In September 2015, the FASB amended existing guidance. The amendments require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had

C – 20

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

been recognized as of the acquisition date. These amendments are effective for public business entities for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial assets and Financial Liabilities

In January 2016, the FASB amended existing guidance relating to the recognition and measurement of financial assets and financial liabilities. The amendment: 1) Requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of investee) to be measured at fair value with changes in fair value recognized in net income. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 4) Require entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 5) Require an entity to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from a change in instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 6) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities and receivables) on the balance sheet or the accompanying notes to the financial statements. 7) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity’s other deferred tax assets. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. These amendments should be applied by means of a cumulative effect adjustment to the balance sheet as of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date. The company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

ASU 2016-02, Leases

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. January 1, 2019 for a calendar year entity). Early application is permitted for all public business entities upon

C – 21

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 1 – Continued

issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

ASU 2016-13, Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held to maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investment in leases recognized by a lessor. The transition will be applied as follows: (1) for debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively (2) existing purchased credit impaired (PCI) assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. These assets will be grossed up for the allowance for expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance and (3) for all other assets within the scope of CECL, a cumulative effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019; early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the provisions of ASU 2016-13 to determine the potential impact the new standard will have on the Company’s consolidated financial statements.

C – 22

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 2 – SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at December 31, 2016 and 2015 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2016
Available for sale
Agency notes and bonds	$1,594	$20	$—	$1,614
Asset backed securities	17,579	—	(699)	16,880
Small business administration securities	48,724	175	(103)	48,796
Collateralized mortgage obligations	44,817	25	(480)	44,362
Mortgage-backed securities	238,550	74	(3,642)	234,982

Total available for sale	$351,264	$294	$(4,924)	$346,634

Held to Maturity:
Agency notes and bonds	$1,900	$39	$—	$1,939
Municipal securities	4,397	80	(2)	4,475
Collateralized mortgage obligations	78,465	90	(1,037)	77,518
Mortgage-backed securities	93,470	108	(1,224)	92,354

Total held to maturity	$178,232	$317	$(2,263)	$176,286

2015
Available for sale
Agency notes and bonds	$2,601	$22	$—	$2,623
Asset backed securities	18,068	—	(522)	17,546
Small business administration securities	58,701	124	(208)	58,617
Collateralized mortgage obligations	42,562	86	(440)	42,208
Mortgage-backed securities	243,466	306	(943)	242,829

Total available for sale	$365,398	$538	$(2,113)	$363,823

Held to Maturity:
Agency notes and bonds	$6,615	$193	$—	$6,808
Municipal securities	4,419	42	(16)	4,445
Collateralized mortgage obligations	75,780	329	(770)	75,339
Mortgage-backed securities	63,867	141	(182)	63,826

Total held to maturity	$150,681	$705	$(968)	$150,418

C – 23

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 2 – Continued

During 2014 the company transferred $58.8 million of securities from available for sale classification to held to maturity classification. At time of transfer, the securities had unrealized losses of $1.2 million, net of deferred taxes. The losses are amortized on the company’s books over the remaining life of the securities using the level yield method. The unamortized losses net of deferred taxes are recorded in equity as a reduction of accumulated other comprehensive income. The unamortized losses on transferred securities net of deferred taxes was $581 thousand and $931 thousand at December 31, 2016 and 2015, respectively. The amount of pre-tax loss amortization was $560 thousand for 2016 and $344 thousand for 2015. The amortization of unrealized holding losses reported in equity will offset the effect of the amortization of the discount.

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

	2016	2015
Proceeds	$56,227	$23,596

Gross gains	$351	$40

Gross losses	$(64)	$(38)

The tax provision related to these net realized gains and losses were $108 thousand and $1 thousand in 2016 and 2015 respectively.

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2016
Within one year	$—	$—	$—	$—
One to five years	1,594	1,614	1,900	1,939
Five to ten years	—	—	3,600	3,653
Beyond ten years	—	—	797	822
Asset-backed securities	17,579	16,880	—	—
Small business administration securities	48,724	48,796	—	—
Collateralized mortgage obligations	44,817	44,362	78,465	77,518
Mortgage-backed securities	238,550	234,982	93,470	92,354

	$351,264	$346,634	$178,232	$176,286

Securities pledged at year-end 2016 and 2015 had a carrying amount of $208 million and $197 million and were pledged to secure public deposits, Federal Home Loan Bank advances, Federal Reserve discount window borrowings and other purposes.

C – 24

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 2 – Continued

The following table summarizes securities with unrealized losses at December 31, 2016 and 2015, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2016
Available for sale:

Agency notes and bonds	$—	$—	$—	$—	$—	$—
Asset backed securities	—	—	16,879	(699)	16,879	(699)
Small Business Administration securities	5,480	(13)	21,430	(90)	26,910	(103)
Collateralized mortgage obligations	32,390	(324)	9,486	(156)	41,876	(480)
Mortgage backed securities	216,756	(3,442)	8,540	(200)	225,296	(3,642)

Total available for sale	$254,626	$(3,779)	$56,335	$(1,145)	$310,961	$(4,924)

Held to maturity:

Agency notes and bonds	$—	$—	$—	$—	$—	$—
Municipal securities	611	(2)	—	—	611	(2)
Collateralized mortgage obligations	62,878	(999)	4,462	(38)	67,340	(1,037)
Mortgage backed securities	77,179	(1,224)	—	—	77,179	(1,224)

Total held to maturity	$140,668	$(2,225)	$4,462	$(38)	$145,130	$(2,263)

December 31, 2015
Available for sale:

Agency notes and bonds	$—	$—	$—	$—	$—	$—
Asset backed securities	—	—	17,546	(522)	17,546	(522)
Small Business Administration securities	21,901	(147)	17,497	(61)	39,398	(208)
Collateralized mortgage obligations	21,393	(204)	9,264	(236)	30,657	(440)
Mortgage backed securities	152,884	(740)	8,588	(203)	161,472	(943)

Total available for sale	$196,178	$(1,091)	$52,895	$(1,022)	$249,073	$(2,113)

Held to maturity:

Agency notes and bonds	$—	$—	$—	$—	$—	$—
Municipal securities	2,609	(16)	—	—	2,609	(16)
Collateralized mortgage obligations	34,404	(430)	14,951	(340)	49,355	(770)
Mortgage backed securities	37,285	(182)	—	—	37,285	(182)

Total held to maturity	$74,298	$(628)	$14,951	$(340)	$89,249	$(968)

C – 25

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 2 – Continued

At December 31, 2016, the Company’s security portfolio consisted of 196 securities, 140 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s collateralized mortgage obligations and mortgage backed securities and asset backed securities, as discussed below:

Collateralized Mortgage Obligations

At December 31, 2016, the Company’s collateralized mortgage obligations were issued by U.S. government sponsored entities and agencies, Fannie Mae, Freddie Mac, and Ginnie Mae. Fannie Mae and Freddie Mac are institutions which the government has affirmed its commitment to support. The underlying collateral of these mortgage instruments are 30-year, 20-year and 15-year fixed rate mortgage-backed securities. Because the decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality, and because the Company does not have the intent to sell these collateralized mortgage obligations and it is unlikely that the Company will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Mortgage-Backed Securities

At December 31, 2016, all of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, Fannie Mae, Freddie Mac, and Ginnie Mae. Fannie Mae and Freddie Mac are institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is unlikely that the Company will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Asset Backed Securities

At December 31, 2016 the Company’s asset backed securities consisted of four pools of U.S. government guaranteed student loans. The U. S. government guarantee secures up to 97% of the principal balance. The student loans are pooled and held in trusts. Three of the four trusts are rated AAA by the national rating agencies. During 2016, one of the trusts experienced a rating down grade from AAA to BBB due to student loan payment deferments. The payment deferments called into question whether the security could be fully paid-off at scheduled maturity. The trustee is seeking unanimous approval from bondholders to extend the scheduled maturity. The company believes that if the trust receives approval to extend the scheduled maturity, the trust will return to an AAA rating, but there is no guarantee this will occur. The company believes that the rating down grade did not have a material effect on the trading price of the security as the security appreciated in value during 2016.

The decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality. It is unlikely that the Company will be required to sell these securities before their anticipated recovery. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

C – 26

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 - LOANS

Loans at year-end were as follows:

	2016			2015
	Non covered Loans	Covered Loans	Total	Non covered Loans	Covered Loans	Total
Commercial real estate	$435,188	$27,483	$462,671	$378,054	$31,634	$409,688
Residential real estate	362,729	246	362,975	325,822	275	326,097
Land and construction	95,202	1,178	96,380	79,169	1,813	80,982

Total real estate	893,119	28,907	922,026	783,045	33,722	816,767

Commercial	97,188	2,568	99,756	116,340	3,828	120,168
Consumer and other	44,894	—	44,894	46,813	—	46,813

Total non-real estate	142,082	2,568	144,650	163,153	3,828	166,981

Subtotal	1,035,201	31,475	1,066,676	946,198	37,550	983,748

Less:
Net deferred fees	730	8	738	820	17	837
Allowance for loan losses	7,260	378	7,638	2,451	1,277	3,728

Loans, net	$1,027,211	$31,089	$1,058,300	$942,927	$36,256	$979,183

The following table presents the activity in the allowance for loan losses by portfolio segment for each of the years ending December 31, 2016 and 2015:

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and other Loans	Total
December 31, 2016
Allowance for loan losses - loans:
Beginning Balance	$595	$802	$201	$212	$641	$2,451
Provision for loan losses	2,948	947	235	1,569	(12)	5,687
Loans charged-off	(568)	(104)	(176)	(192)	(550)	(1,590)
Recoveries	131	345	58	59	119	712

Ending allowance balance – loans	$3,106	$1,990	$318	$1,648	$198	$7,260

Allowance for loan losses – covered loans:
Beginning Balance	$890	$—	$251	$136	$—	$1,277
Provision (credit)	(681)	—	(225)	20	—	(886)
Charge-offs	—	—	—	(45)	—	(45)
Recoveries	1	—	—	31	—	32

Ending allowance balance – covered loans	$210	$—	$26	$142	$—	$378

Total ending allowance balance	$3,316	$1,990	$344	$1,790	$198	$7,638

C – 27

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and other Loans	Total
December 31, 2015
Allowance for loan losses - loans:
Beginning Balance	$638	$839	$153	$128	$573	$2,331
Provision for loan losses	167	214	184	54	552	1,171
Loans charged-off	(296)	(418)	(204)	(347)	(574)	(1,839)

Recoveries	86	167	68	377	90	788

Ending allowance balance – loans	$595	$802	$201	$212	$641	$2,451

Allowance for loan losses – covered loans:
Beginning Balance	$1,057	$—	$238	$181	$—	$1,476
Provision (credit)	396	—	13	(61)	—	348
Charge-offs	(628)	—	—	(51)	—	(679)
Recoveries	65	—	—	67	—	132

Ending allowance balance – covered loans	$890	$—	$251	$136	$—	$1,277

Total ending allowance balance	$1,485	$802	$452	$348	$641	$3,728

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2016 and 2015:

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and Other Loans	Total
December 31, 2016
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1,509	$615	$52	$1,268	$3	$3,447
Collectively evaluated for impairment	1,322	874	265	425	195	3,081
Acquired with deteriorated credit quality	485	501	27	97	—	1,110

Total ending allowance balance	$3,316	$1,990	$344	$1,790	$198	$7,638

Loans – recorded investment:
Loans individually evaluated for impairment	$19,109	$10,542	$1,519	$4,582	$4	$35,756
Loans collectively evaluated for impairment	427,369	346,554	93,401	94,958	44,890	1,007,172
Loans acquired with deteriorated credit quality	16,193	5,879	1,460	216	—	23,748

Total ending loans recorded investment	$462,671	$362,975	$96,380	$99,756	$44,894	$1,066,676

C – 28

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and Other Loans	Total
December 31, 2015
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$80	$277	$22	$20	$—	$399
Collectively evaluated for impairment	573	429	177	328	641	2,148
Acquired with deteriorated credit quality	832	96	253	—	—	1,181

Total ending allowance balance	$1,485	$802	$452	$348	$641	$3,728

Loans – recorded investment:
Loans individually evaluated for impairment	$12,361	$7,335	$1,234	$1,993	$—	$22,923
Loans collectively evaluated for impairment	378,904	311,466	77,974	117,816	46,813	932,973
Loans acquired with deteriorated credit quality	18,423	7,296	1,774	359	—	27,852

Total ending loans recorded investment	$409,688	$326,097	$80,982	$120,168	$46,813	$983,748

C – 29

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

The following tables present information related to impaired loans by class of loans as of and for the years ended December 31, 2016 and 2015:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
December 31, 2016
With no related allowance recorded:
Commercial real estate	$7,864	$4,106	$—
Residential real estate	7,101	5,758	—
Land and construction	1,307	770	—
Commercial	967	934	—
Consumer and other loans	—	—	—

Subtotal – excluding PCI	17,239	11,568	—
PCI loans	21,622	9,271	—

Subtotal – including PCI	38,861	20,839	—

With an allowance recorded:
Commercial real estate	$15,542	$15,003	$1,509
Residential real estate	5,392	4,784	615
Land and construction	756	749	52
Commercial	3,766	3,649	1,268
Consumer and other loans	3	3	3

Subtotal – excluding PCI	25,459	24,188	3,447
PCI loans	26,807	14,477	1,110

Subtotal – including PCI	52,266	38,665	4,557

Total – excluding PCI	$42,698	$35,756	$3,447

Total – including PCI	$91,127	$59,504	$4,557

C – 30

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
December 31, 2015
With no related allowance recorded:
Commercial real estate	$14,519	$10,628	$—
Residential real estate	6,127	4,918	—
Land and construction	1,274	661	—
Commercial	1,781	1,531	—
Consumer and other loans	—	—	—

Subtotal – excluding PCI	23,701	17,738	—
PCI loans	21,934	12,764	—

Subtotal – including PCI	45,635	30,502	—

With an allowance recorded:
Commercial real estate	$1,858	$1,733	$80
Residential real estate	2,448	2,417	277
Land and construction	601	573	22
Commercial	469	462	20
Consumer and other loans	—	—	—

Subtotal – excluding PCI	5,376	5,185	399
PCI loans	28,721	15,088	1,181

Subtotal – including PCI	34,097	20,273	1,580

Total – excluding PCI	$29,077	$22,923	$399

Total – including PCI	$79,732	$50,775	$1,580

C – 31

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

	Average Recorded Investment	Interest Income Recognized
December 31, 2016
Commercial real estate	$14,235	$317
Residential real estate	8,788	94
Land and construction	1,450	26
Commercial	2,116	55
Consumer and other loans	25	—

Total	$26,614	$492

December 31, 2015
Commercial real estate	$10,987	$303
Residential real estate	6,067	114
Land and construction	1,196	22
Commercial	2,191	54
Consumer and other loans	12	1

Total	$20,453	$494

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net.

Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Impaired loans include commercial loans that are individually evaluated for impairment and deemed impaired (i.e., individually classified impaired loans) as well as TDRs for all loan portfolio segments. The sum of non-accrual loans and loans past due 90 days still on accrual will differ from the total impaired loan amount.

The following tables present the recorded investment in non-accrual and loans past due over 90 days still on accrual by class of loans, as of December 31, 2016 and 2015:

	Non- Accrual		Loans past due over 90 days still accruing
	2016	2015	2016	2015
Commercial real estate	$13,000	$6,757	$330	$682
Residential real estate	9,742	7,693	488	772
Land and construction	1,111	1,048	3,423	166
Commercial	1,874	1,428	49	166
Consumer and other loans	338	184	12	—

Total – excluding PCI	$26,065	$17,110	$4,302	$1,786
PCI loans	1,187	1,201	1,773	3,601

Total – including PCI	$27,252	$18,311	$6,075	$4,847

C – 32

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

The following table presents the aging of the recorded investment in past due loans as of December 31, 2016 and 2015 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2016
Commercial real estate	$4,745	$409	$7,576	$12,730	$433,748	$446,478
Residential real estate	6,448	2,148	4,967	13,563	343,533	357,096
Land and construction	215	—	4,329	4,544	90,376	94,920
Commercial	2,827	328	873	4,028	95,512	99,540
Consumer and other loans	189	191	280	660	44,234	44,894

Total – excluding PCI	$14,424	$3,076	$18,025	$35,525	$1,007,403	$1,042,928
PCI loans	353	2,319	1,773	4,445	19,303	23,748

Total – including PCI	$14,777	$5,395	$19,798	$39,970	$1,026,706	$1,066,676

December 31, 2015
Commercial real estate	$6,816	$1,999	$3,071	$11,886	$379,379	$391,265
Residential real estate	5,937	2,241	4,976	13,154	305,647	318,801
Land and construction	1,278	339	1,096	2,713	76,495	79,208
Commercial	1,322	233	493	2,048	117,761	119,809
Consumer and other loans	270	125	143	538	46,275	46,813

Total – excluding PCI	$15,623	$4,937	$9,779	$30,339	$925,557	$955,896
PCI loans	2,222	2,385	3,271	7,879	19,973	27,852

Total – including PCI	$17,845	$7,322	$13,050	$38,218	$945,530	$983,748

Troubled Debt Restructurings:

Under certain circumstances, it may be beneficial to modify or restructure the terms of a loan for the mutual benefit of the Company and the borrower. In cases where the borrower is experiencing financial difficulties, the Company may grant concessions to the borrower to avoid the cost of foreclosure of property or bankruptcy by the borrower. In these circumstances, the modification of loan terms where a concession is granted to the borrower is known as a troubled debt restructuring (TDR). Concessions granted to financially troubled borrowers could include forgiveness of interest, forgiveness of principal, below market interest rate concessions, and a change in loan amortization or repayment terms. In general, the Company does not forgive principal in loan modifications. Typically, the Company will lower borrower payment amounts through a temporary interest rate concession and/or extension of amortization or maturity terms.

At December 31, 2016 and 2015, the Company has a recorded investment in troubled debt restructurings of $13 million and $8.2 million, respectively. The Company has allocated $592 thousand and $163 thousand of specific allowance for those loans at December 31, 2016 and 2015, respectively. The Company granted temporary TDR rate concessions with a range of .75% to 3% during 2016 and a range of .5% to 5% during 2015. During 2016 and 2015, payment extensions from troubled debt restructurings ranged from 7 months to 111 months and 11 months to 64 months, respectively.

C – 33

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

The following table presents loans by class modified as troubled debt restructurings that occurred during the years ending December 31, 2016 and 2015:

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
December 31, 2016
Troubled Debt Restructurings:
Commercial real estate	5	$2,820	$2,777
Residential real estate	7	2,560	2,560
Commercial	2	213	213

Total	14	$5,593	$5,550

December 31, 2015
Troubled Debt Restructurings:
Commercial real estate	6	$3,803	$3,750
Residential real estate	8	1,112	1,121
Land and construction	3	618	620
Commercial	2	162	43
Consumer and other loans	2	28	28

Total	21	$5,723	$5,562

The troubled debt restructurings described above decreased the allowance for loan losses by $153 thousand and $280 thousand at December 31, 2016 and 2015, respectively. These restructurings resulted in charge-offs of $0 and $112 thousand during the years ending December 31, 2016 and 2015 respectively.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the years ending December 31, 2016 and 2015:

	2016		2015
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	2	$874	—	$—
Residential real estate	1	82	1	106
Land and construction	2	550
Commercial	2	—

Total	7	$1,506	1	$106

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $54 thousand and $0 during the years ending December 31, 2016 and 2015, respectively.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the

C – 34

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on an ongoing basis. The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass have satisfactory primary sources of repayment, with adequate secondary sources of repayment if necessary.

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions , and values, highly questionable and improbable.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2016
Commercial real estate	$425,773	$16,545	$15,439	$4,914	$462,671
Residential real estate	348,182	2,574	12,219	—	362,975
Land and construction	91,213	3,590	1,577	—	96,380
Commercial	91,293	3,670	3,614	1,179	99,756
Consumer and other loans	44,523	51	320	—	44,894

Total	$1,000,984	$26,430	$33,169	$6,093	$1,066,676

December 31, 2015
Commercial real estate	$356,649	$31,157	$21,882	$—	$409,688
Residential real estate	306,154	7,953	11,990	—	326,097
Land and construction	70,788	7,647	2,547	—	80,982
Commercial	116,005	1,552	2,611	—	120,168
Consumer and other loans	45,796	757	260	—	46,813

Total	$895,392	$49,066	$39,290	$—	$983,748

C – 35

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

Purchased Credit Impaired Loans

The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. At December 31, the carrying amount of those loans is as follows:

	2016	2015
Commercial real estate	$16,193	$18,423
Residential real estate	5,879	7,296
Land and construction	1,460	1,774
Commercial	216	359

Recorded Investment	$23,748	$27,852
Allowance for loan losses	1,110	1,181

Carrying amount	$22,638	$26,671

Accretable yield, or income expected to be collected, is as follows:

	2016	2015
Balance at January 1	$15,874	$14,744
New loan purchases	—	1,468
Accretion of income	(3,683)	(4,084)
Reclassifications from nonaccretable difference	5,775	5,627
Disposals	(3,802)	(1,881)

Balance at December 31	$14,164	$15,874

For those purchased credit impaired loans disclosed above, the Company decreased the allowance for loan losses by $71    thousand and $228 thousand during 2016 and 2015, respectively.

There were no purchased credit impaired loans purchased during the year ending December 31, 2016. Purchased credit impaired loans purchased during the year ending December 31, 2015, for which it was probable at acquisition that all contractually required payments would not be collected, are as follows:

	2016	2015
Contractually required payments receivable of impaired loans acquired during the year:
Commercial real estate	$—	$4,320
Residential real estate	—	7,304
Land and construction	—	479

Total	$—	$12,103

Cash flows expected to be collected at acquisition	$—	$8,326

Fair value of acquired impaired loans at acquisition	$—	$6,858

C – 36

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 3 – Continued

Income is not recognized on purchased credit impaired loans if the Company cannot reasonably estimate cash flows expected to be collected. During 2016 and 2015 there were no material purchased credit impaired loans where cash flows could not be reasonably estimated.

NOTE 4 – REAL ESTATE OWNED

Real estate owned activity was as follows:

	2016	2015
Beginning balance	$13,095	$14,619
Loans transferred to real estate owned	1,578	1,681
Property transferred from premises and equipment	1,355	570
Property acquired through bank acquisitions	—	5,833
Net change in valuation allowance	(1,197)	(128)
Sales of real estate owned	(5,813)	(9,480)

End of year	$9,018	$13,095

At December 31, 2016 and 2015, the recorded investment of real estate owned includes $770 thousand and $806 thousand, respectively of foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2016 and 2015, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process are $2.1 million and $325 thousand, respectively.

Activity in the valuation allowance was as follows:

	2016	2015
Beginning balance	$1,188	$1,060
Additions charged to expense	2,129	872
Reduction from sales of real estate owned	(932)	(744)

End of year	$2,385	$1,188

Expenses related to foreclosed real estate include:

	2016	2015
Net (gain) loss on sales	$263	$(585)
Provision for unrealized losses	2,129	872
Operating expenses, net of rental income	469	271

Total	$2,861	$558

C – 37

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). See below for additional discussion of Level 3 valuation methodologies and significant inputs. Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third -party pricing services.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. A significant unobservable input in the income approach is the capitalization rate. At December 31, 2016, the range of capitalization rates utilized to determine fair value of the underlying collateral ranged from 7 to 11.25%. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

C – 38

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 – Continued

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of charged down loan balance or fair value less costs to sell. This process may establish a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are periodically updated as management deems necessary. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. A significant unobservable input in the income approach is the capitalization rate. At December 31, 2016, the range of capitalization rates utilized to determine fair value of the underlying collateral ranged from 9.2 to 13%.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Special Assets Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. In rare cases, when significant valuation differences exist, management may choose a valuation that lies within a range of two recent independent appraisals.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

	Fair Value Measurement Using:
	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2016
Financial Assets
Investment Securities available for sale
Agency notes and bonds	$—	$1,614	$—	$1,614
Asset backed securities	—	16,880	—	16,880
Small Business administration securities	—	48,796	—	48,796
Collateralized mortgage obligations	—	44,362	—	44,362
Mortgage-backed securities	—	234,982	—	234,982

Total investment securities available for sale	$—	$346,634	$—	$346,634

C – 39

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 – Continued

	Fair Value Measurement Using:
	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2015
Financial Assets
Investment Securities available for sale
Agency notes and bonds	$—	$2,623	$—	$2,623
Asset backed securities	—	17,546	—	17,546
Small Business administration securities	—	58,617	—	58,617
Collateralized mortgage obligations	—	42,208	—	42,208
Mortgage-backed securities	—	242,829	—	242,829

Total investment securities available for sale	$—	$363,823	$—	$363,823

There were no transfers between Level 1 and Level 2 during 2016 and 2015.

Assets measured at fair value with a related valuation allowance on a non-recurring basis are summarized below:

		Fair Value Measurements Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2016
Impaired loans:
Commercial real estate	$8,318	$—	$—	$8,318	$8,318
Residential real estate	2,087	—	—	2,087	2,087
Land and construction	730	—	—	730	730
Commercial	21	—	—	21	21

Commercial real estate owned, net	$2,933	$—	$—	$2,933	$2,933
Land and construction real estate owned, net	$2,583	$—	$—	$2,583	$2,583

2015
Impaired loans:
Commercial real estate	$251	$—	$—	$251	$251
Residential real estate	374	—	—	374	374
Commercial	33	—	—	33	33

Commercial real estate owned, net	$4,674	$—	$—	$4,674	$4,674
Residential real estate owned, net	$83	$—	$—	$83	$83

C – 40

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 – Continued

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments, at December 31, 2016 and 2015 are as follows:

		Fair Value Measurements Using:
	Carrying Value	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2016
Financial Assets:
Cash and cash equivalents	$44,558	$44,558	$—	$—	$44,558
Securities available for sale	346,634	—	346,634	—	346,634
Securities held to maturity	178,232	—	176,286	—	176,286
Federal Home Loan Bank stock	4,584	—	—	—	n/a
Loans held for sale	8,384	—	8,633	—	8,633
Loans, net	1,058,300	—	—	1,037,142	1,037,142
FDIC indemnification asset	526	—	—	—	n/a
Accrued interest receivable	4,543	—	—	4,543	4,543

Financial Liabilities:
Deposits – without stated maturities	$1,126,649	$1,126,649	$—	$—	$1,126,649
Deposits – with stated maturities	352,159	—	353,375	—	353,375
Federal Home Loan Bank advances	71,622	—	—	71,569	71,569
Junior subordinated debentures	5,943	—	—	4,874	4,874
Accrued interest payable	424	—	424		424

December 31, 2015
Financial Assets:
Cash and cash equivalents	$80,737	$80,737	$—	$—	$80,737
Securities available for sale	363,823	—	363,823	—	363,823
Securities held to maturity	150,681	—	150,418	—	150,418
Federal Home Loan Bank stock	5,157	—	—	—	n/a
Loans held for sale	6,197	—	6,402	—	6,402
Loans, net	979,183	—	—	986,110	986,110
FDIC indemnification asset	1,559	—	—	—	n/a
Accrued interest receivable	4,226	—	—	4,226	4,226

Financial Liabilities:
Deposits – without stated maturities	$1,053,266	$1,053,266	$—	$—	$1,053,266
Deposits – with stated maturities	356,872	—	357,342	—	357,342
Federal Home Loan Bank advances	85,043	—	—	85,099	85,099
Junior subordinated debentures	5,833	—	—	5,411	5,411
Accrued interest payable	513	—	513		513

C – 41

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 – Continued

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

(a) Cash and Cash Equivalent

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

(b) Securities available for sale and Securities held to maturity

The fair value of securities available for sale are determined by obtaining quoted prices on national recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical pricing technique used in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

(c) FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(d) Loans held-for-sale

The fair value of loans held for sale is estimated based upon binding contracts from third party investors resulting in a level 2 classification.

(e) Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(f) FDIC indemnification asset

It is not practical to determine the fair value of the FDIC indemnification asset due to the lack of its transferability.

(g) Accrued interest receivable

The carrying value of accrued interest receivable approximates fair value and is classified as Level 3.

C – 42

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 5 – Continued

(h) Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date i.e., their carrying amount) resulting in a Level 1 classification. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(i) Federal Home Loan Bank advances

The fair values of Federal Home Loan Bank advances are determined by using a discounted cash flow calculation that applies interest rates currently offered on Federal Home loan Bank advances with similar averages lives and characteristics resulting in a level 3 classification.

(j) Junior subordinated debentures

The fair values of the Company’s Junior Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(k) Accrued Interest Payable

The carrying amounts of accrued interest payable approximate fair value and is classified as Level 2.

(l) Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2016	2015
Land	$17,001	$17,757
Buildings	32,079	32,621
Furniture, fixtures and equipment	8,173	7,253
Leasehold improvements	2,404	2,458
Automobiles	158	156

	59,815	60,245
Less accumulated depreciation and amortization	8,373	5,687

	$51,442	$54,558

C – 43

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 6 – Continued

Depreciation expense was $2.8 million and $2.1 million for 2016 and 2015, respectively.

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $1.7 million and $1.6 million for 2016 and 2015. Rent commitments, before considering renewal options that generally are present, were as follows:

2017	$1,198
2018	967
2019	777
2020	695
2021	695
Thereafter	3,004

$7,336

Capital Leases: The Company leases certain land and buildings under capital leases. The lease arrangements require monthly payments through 2027.

The Company has included these leases in premises and equipment as follows:

	2016	2015
Land and buildings	$842	$842
Accumulated depreciation	(188)	(130)

	$654	$712

The following is a schedule by year of future minimum lease payments under the capitalized lease, together with the present value of net minimum lease payments at year-end 2016. The present value of net minimum lease payments is shown as capital lease obligation liability on the balance sheet.

2017	$94
2018	94
2019	94
2020	94
2021	94
Thereafter	562

Total minimum lease payment	1,032
Add unamortized premium	5
Less amount representing interest	(268)

Present value of net minimum lease payments	$769

C – 44

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 7 – GOODWILL AND INTANGIBLE ASSETS

Goodwill: The change in goodwill during the year is as follows:

	2016	2015
Beginning of year	$12,153	$2,023
Acquired goodwill	—	10,130
Measurement period adjustment	133
Impairment	—	—

End of year	$12,286	$12,153

At December 31, 2016 and December 31, 2015, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Acquired Intangible Assets: Acquired intangible assets were as follows at year-end:

	2016		2015
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Amortized intangible assets
Core Deposit intangibles	$12,548	$6,218	$15,072	$3,694

Aggregate amortization expense during the year		$2,524		$1,842

	Next five years:	Estimated Amortization Expense:
	2017	$2,212
	2018	1,869
	2019	1,732
	2020	1,607
	2021	1,486

NOTE 8 – FDIC INDEMNIFICATION ASSET

The FDIC indemnification asset represents the estimated amounts due from the FDIC pursuant to the loss share agreement relating to the Putnam State Bank acquisition on June 15, 2012. The activity in the FDIC Indemnification asset is as follows:

	2016	2015
Beginning balance	$1,559	$3,844
Valuation adjustment for impaired covered loans	414	479
Amortization expense	(604)	(1,459)
Reimbursement proceeds from the FDIC	(797)	(1,255)
Other	(46)	(50)

Ending Balance	$526	$1,559

C – 45

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 9 – DEPOSITS

Included in other assets at December 31, 2016 and 2015 are reimbursable losses of $493 thousand and $306 thousand, respectively, which have been submitted to the FDIC.

A detail of deposits at December 31, 2016 and 2015 is as follows:

	2016	Weighted Average Interest Rate	2015	Weighted Average Interest Rate
Non-interest bearing deposits	$444,745	—%	$371,464	—%
Interest bearing deposits:
Interest bearing demand deposits	204,951	0.20%	179,915	0.12%
Savings deposits	164,734	0.23%	157,076	0.22%
Money market accounts	312,219	0.25%	344,812	0.28%
Time deposits less than $100,000	139,349	0.90%	158,047	1.01%
Time deposits of $100,00 or greater	212,810	1.07%	198,824	0.93%

	$1,478,808	0.34%	$1,410,138	0.35%

Time deposits that meet or exceed the FDIC Insurance limit of $250 thousand at year-end 2016 and 2015 were $87.9 million and $87.8 million.

Scheduled maturities of time deposits for the next five years were as follows:

2017	$215,244
2018	75,178
2019	37,242
2020	10,056
2021	14,153

NOTE 10 – FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

Maturing in the Year Ending December 31,	Interest Rate	2016	2015
2016	.36 - 1.53%	$—	53,000
2017	.46 – 3.69%	56,500	16,500
2018	1.47 – 2.63%	12,000	12,000
2019	3.36%	2,000	2,000
Thereafter	4.88%	734	854

Subtotal		71,234	84,354
Unamortized premium		388	689

Total		$71,622	$85,043

FHLB advances are generally payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $52 million and $53 million of first mortgage loans under a blanket lien

C – 46

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 10 – Continued

arrangement at year-end 2016 and 2015. In addition, the Company has pledged investment securities with a carrying value of $133 million and $120 million at year-end 2016 and 2015 respectively to secure these advances. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to an additional $109 million at year-end 2016.

Payments over the next five years are as follows:

2016 Payments
2017	$57,712
2018	12,280
2019	2,150
2020	83
2021	85

NOTE 11 – SUBORDINATED DEBENTURES

In October 2005, BSA Financial Services, Inc. formed BSA Financial Statutory Trust 1 (Issuer Trust) with an equity investment of $155 thousand in common securities of the trust. The Issuer Trust was formed for the purpose of issuing trust preferred securities. On October 31, 2005, BSA Financial Services, Inc. issued a floating rate junior subordinated debenture (Debenture) in the amount of $5.2 million. The Issuer Trust used the proceeds from the issuance of the trust preferred securities sold to third parties to purchase the Debenture from BSA Financial Services, Inc. The Debenture is the only asset of the Issuer Trust. Interest payments from the Debenture to the Issuer Trust finance the distributions paid on the trust preferred securities. On August 28, 2013, the Company acquired BSA Financial Investments, Inc. and recorded, at fair value, the Debenture in “Junior Subordinated Debentures” and its equity interest in the Issuer Trust in other assets on the consolidated balance sheets. The Debenture has a remaining term of nineteen years and matures on December 15, 2035. The interest rate floats quarterly at 3-month LIBOR rate plus 1.55% (2.51% at December 31, 2016). The Debenture is redeemable on a quarterly basis at 100% of the principal amount plus accrued interest. The Debenture is also redeemable in whole or part based on specific events outlined in the trust indenture. Such redemption may be subject to regulatory approval. The company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities of the Issuer Trust subject to the terms of the guarantee. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

In June 2006, MRCB Holdings, Inc. (acquired by First America Holdings Corp.) formed MRCB Holdings Statutory Trust 1 (Issuer Trust) with an equity investment of $93 thousand in common securities of the trust. The Issuer Trust was formed for the purpose of issuing trust preferred securities. On June 28, 2006, MRCB Holdings, Inc. issued a floating rate junior subordinated debenture (Debenture) in the amount of $3.1 million. The Issuer Trust used the proceeds from the issuance of the trust preferred securities sold to third parties to purchase the Debenture from MRCB Holdings, Inc. The Debenture is the only asset of the Issuer Trust. Interest payments from the Debenture to the Issuer Trust finance the distributions paid on the trust preferred securities. On May 8, 2015, the Company acquired First America Holdings Corp. and recorded, at fair value, the Debenture in “Junior Subordinated Debentures” and its equity interest in the Issuer Trust in other assets on the consolidated balance sheets. The Debenture has a remaining term of twenty-one years and matures on September 15, 2036. The

C – 47

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 11 – Continued

interest rate floats quarterly at 3-month LIBOR rate plus 1.60% (2.56% at December 31, 2016). The Debenture is redeemable on a quarterly basis at 100% of the principal amount plus accrued interest. The Debenture is also redeemable in whole or part based on specific events outlined in the trust indenture. Such redemption may be subject to regulatory approval. The company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities of the Issuer Trust subject to the terms of the guarantee. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

NOTE 12 – OTHER BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to $18 thousand of their compensation, which are matched equal to 100% of the first 3% and 50% of the next 2% of the compensation contributed. Expense for 2016 and 2015 was $531 thousand and $419 thousand, respectively.

NOTE 13 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2016	2015
Current expense:
Federal	$4,149	$912
State	647	205
Deferred expense:
Federal	(594)	1,157
State	(93)	155

Total	$4,109	$2,429

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2016		2015
	Amount	% of Earnings	Amount	% of Earnings
Federal statutory rate times financial statement income effect of:	$3,524	34.0%	$2,157	34.0%
State income taxes, net of federal tax benefit	366	3.5%	237	3.7%
Bank owned life insurance	(333)	-3.2%	(225)	-3.5%
Stock based Compensation	95	.9%	95	1.5%
Acquisition expenses	5	.1%	108	1.7%
Other, net	452	4.4%	57	.9%

Total	$4,109	39.7%	$2,429	38.3%

C – 48

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 13 – Continued

Year-end deferred tax assets and liabilities were due to the following:

	2016	2015
Deferred tax Assets:
Allowance for loan losses	$2,501	$426
Net operating loss carryforwards	4,793	5,893
Deferred loan fees	278	320
Foreclosed property expenses	1,722	1,181
Organizational costs	439	490
Net unrealized loss on available for sale securities	1,742	594
Net losses on securities transferred to held to maturity	350	561
Nonaccrual interest	1,138	812
Purchase accounting adjustments	3,879	5,324
Stock based compensation	345	244
Other	74	72

Total deferred tax asset	17,261	15,917

Deferred tax liabilities:
Depreciation	(1,952)	(2,498)
Prepaid expenses	(287)	(312)

Total deferred tax liability	(2,239)	(2,810)

Net deferred tax asset	$15,022	$13,107

Net operating loss carryforwards:

The Company obtained gross net operating loss carryforwards of approximately $22.4 million and $9.5 million from the acquisitions of Highlands Independent Bancshares, Inc. on October 24, 2014 and FAHC Holding Corp. on May 8, 2015, respectively. These net operating loss carryforwards are subject to Internal Revenue Code Section 382 annual limitations of approximately $274 thousand and $826 thousand, respectively.

At December 31, 2016 the Company has federal net operating loss carryforwards of $29.9 million, of which, the Company only expects to realize $12.7 million due to the IRC Section 382 limitations.

The federal net operating loss carryforwards will expire as follows:

Expires	Amount	Amount Available
2028	$4,619	$4,619
2029	3,582	1,510
2030	8,941	4,212
2031	6,906	1,097
2032	4,399	274
2033	738	275
2034	750	750

Total	$29,935	$12,736

C – 49

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 13 – Continued

The Company assesses the realizability of deferred tax assets based on whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers evidence such as historical profitability, the current operating environment, projected future profitability, and other factors in assessing the likelihood of deferred tax asset realization. At December 31, 2016 and December 31, 2015, based on the analysis, the Company determined that it is more likely than not that the deferred tax assets will be fully realized.

The Company has no unrecognized income tax benefits or provisions due to uncertain tax positions.

The Company is subject U.S. federal income tax and Florida state income tax jurisdictions. The Internal Revenue Service is currently in the process of examining the 2013 consolidated tax return and has not informed the Company of any material findings. The Company is no longer subject to examination by taxing authorities for the years prior to 2013.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2016 were as follows:

	2016	2015
Loans:
Balance at January 1	$1,303	$1,184
New Loans	34	608
Repayments	(509)	(489)

Balance at December 31	$828	$1,303

Deposits from related parties at year end	$6,392	$5,385

NOTE 15 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company’s 2010 Employee Share Option Plan (stock option plan or the Plan), which is shareholder-approved, permits the grant of share options to its employees for up to 2,005,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. Option awards have a vesting period of 4 years and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

C – 50

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 15 – Continued

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2016	2015
Risk free rate	1.33%	1.78%
Expected term in years	6.25	6.25
Expected stock price volatility	10.90%	11.06%
Dividend yield	—	—

A summary of the activity in the stock option plan for 2016 and 2015 follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
2016
Outstanding at beginning of year	1,585,200	$10.19		$2,371
Granted	320,686	10.66		375
Exercised	(530)	10.00		(1)
Forfeited	(29,500)	10.41		(39)

Outstanding at end of year	1,875,856	$10.27	7.33 years	$2,706

Fully vested and expected to vest	1,875,856	$10.27	7.33 years	$2,706

Exercisable at end of year	973,904	$10.08	6.27 years	$1,461

2015
Outstanding at beginning of year	1,172,200	$10.02		$1,827
Granted	464,500	10.61		622
Exercised	(4,500)	10.00		(6)
Forfeited	(47,000)	10.01		(72)

Outstanding at end of year	1,585,200	$10.19	8.00 years	$2,371

Fully vested and expected to vest	1,580,200	$10.19	8.00 years	$2,354

Exercisable at end of year	673,827	$10.01	6.62 years	$1,011

Information related to the stock option plan during each year follows:

	2016	2015
Intrinsic value of options exercised	$1	$6
Cash received from options exercises	5	45
Tax benefit realized from option exercises	—	—
Weighted average value of options granted	$1.17	$1.34

C – 51

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 15 – Continued

As of December 31, 2016, there was $1 million of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of about 36 months. The total stock option expense recognized for 2016 and 2015 was $547 thousand and $554 thousand, respectively.

NOTE 16 – REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel Ill rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. These rules require a capital conservation buffer of up to 2.5% above each of CET1, tier 1, and total risk-based capital which must be met for a bank to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. This capital conservation buffer requirement is being phased in over a four year period starting on January 1, 2016 and was 0.625% in 2016 and 1.25% as of January 1, 2017. When fully implemented, a banking organization would need to maintain a CET1 capital ratio of at least 7%, a total Tier 1 capital ratio of at least 8.5% and a total risk-based capital ratio of at least 10.5%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2016, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2016 and 2015, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts (in millions) and ratios are presented below at year-end.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Percent	Amount	Percent
2016
Total Capital to risk weighted assets
Consolidated	$212,007	17.83%	$95,109	8.00%	N/A	N/A
Bank	194,788	16.41	94,986	8.00	$118,733	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	204,272	17.18	71,332	6.00	N/A	N/A
Bank	187,054	15.75	71,240	6.00	94,986	8.00
Common Tier 1 (CET 1)
Consolidated	199,643	16.79	53,499	4.50	N/A	N/A
Bank	187,054	15.75	53,430	4.50	77,176	6.50
Tier 1 (Core) Capital to average assets
Consolidated	204,272	11.52	70,929	4.00	N/A	N/A
Bank	187,054	10.57	70,811	4.00	88,514	5.00

C – 52

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 16 – Continued

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Percent	Amount	Percent
2015
Total Capital to risk weighted assets
Consolidated	$202,360	18.37%	$88,104	8.00%	N/A	N/A
Bank	197,698	17.98	87,971	8.00	$109,963	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	198,568	18.03	66,078	6.00	N/A	N/A
Bank	193,906	17.63	65,978	6.00	87,971	8.00
Common Tier 1 (CET 1)
Consolidated	194,867	17.69	49,558	4.50	N/A	N/A
Bank	193,906	17.63	49,484	4.50	71,476	6.50
Tier 1 (Core) Capital to average assets
Consolidated	198,568	13.00	61,094	4.00	N/A	N/A
Bank	193,906	12.71	61,014	4.00	76,269	5.00

Dividend Restrictions - The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2016, the Bank paid a dividend to the holding company of $13 million, which approximately represented the Bank’s 2014 and 2015 net income. At year end 2016, the Bank could, without prior approval, declare dividends of any 2016 net profits retained to the date of the dividend declaration.

The FDIC requires additional capital if a depository institution with private capital ownership acquires a failed insured depository institution. The acquiring institution is required to maintain Tier 1 common equity of at least 10 percent to be considered well-capitalized for three years after acquisition. As a result of the Bank’s ownership structure and acquisition of Putnam State Bank from the FDIC on June 15, 2012, the Bank was subject to the increased capital requirement until June 15, 2015.

NOTE 17 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies that are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

C – 53

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 17 – Continued

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2016	2015
Commitments to make loans	$25,698	$36,592

Unused lines of credit	$150,553	$136,248

Standby letters of credit	$5,003	$5,091

The following instruments are considered financial guarantees and are carried at fair value which approximates $0 at years ended 2016 and 2015, respectively.

	2016		2015
	Contract Amount	Fair Value	Contract Amount	Fair Value
Standby letters of credit	$5,003	$—	$5,091	$—

Loans sold with recourse	$67,425	$—	$59,934	$—

NOTE 18 – BUSINESS COMBINATIONS

Acquisition of OGS investments, Inc. - Florida Citizens Bank

On December 4, 2015 the Company acquired 100% of the outstanding common shares of OGS Investments, Inc., the parent company of Florida Citizens Bank, for $23.5 million cash consideration, through an Agreement and Plan of Merger. The Company acquired $240.1 million in assets and assumed liabilities of $219.7 million in liabilities resulting in goodwill of $3.1 million. Goodwill reflects the excess consideration paid over the net fair values of the assets and liabilities acquired. Goodwill is not tax deductible for this transaction. Seven branch facilities were acquired in the transaction located in the Gainesville and Ocala market area in north central Florida. The Company incurred approximately $1.2 million in acquisition expenses which are included in non-interest expense on the consolidated statements of income. The Company believes the accounting for this transaction is complete and is not aware of any material true-up adjustments that could be necessary.

The Company’s primary reasons for the transaction were to gain a new market share in the Gainesville/Ocala area as well as to create a geographical infill between the Company’s Northeast Florida and Central Florida operations.

During 2016, the Company discovered that certain real estate collateral of an acquired loan was sold prior to acquisition without knowledge or permission of OGS Investments, Inc. Had the Company known this fact on December 4, 2016, the loan would have been classified as a purchased credit impaired loan. As a result, the Company recorded a measurement period adjustment to reclassify the loan as a purchased credit impaired loan.

Acquisition of First America Holdings Corp. - First America Bank

On May 8, 2015 the Company acquired 100% of the outstanding common shares of First America Holdings Corp., the parent company of First America Bank, for $33.5 million cash consideration, through an Agreement and Plan of Merger. The Company acquired $270.3 million in assets and assumed liabilities of $243.7 million in

C – 54

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 18 – Continued

liabilities resulting in goodwill of $7 million. The goodwill reflects the excess consideration paid over the net fair values of the assets and liabilities acquired. Goodwill is not tax deductible for this transaction. Five branch facilities were acquired in the transaction located in the Bradenton and Sarasota market area on the west coast of Florida. The Company incurred approximately $1.3 million in acquisition expenses which are included in non-interest expense on the consolidated statements of income. The Company believes the accounting for this transaction is complete and is not aware of any material true-up adjustments that could be necessary.

The Company’s primary reasons for acquiring First America Holdings Corp. were to gain new market share and expand the Company’s products and services to the West Coast of Florida.

The following table summarizes the fair values of the assets acquired and the liabilities assumed on the date of acquisitions:

	OGS Investments, Inc. Final as Adjusted	OGS Investments, Inc. Measurement Period Adjustment	OGS Investments, Inc. December 4, 2015	FAHC Holding Corporation May 8, 2015
Cash and cash equivalents	$34,467	$—	$34,467	$59,649
Securities available for sale	20,936	—	20,936	1,000
Loans	162,340	(213)	162,553	182,771
Premises and equipment	10,249	—	10,249	13,078
Real estate owned	4,939	—	4,939	894
Core deposit intangible	4,039	—	4,039	2,992
Bank owned life insurance	—	—	—	4,750
Deferred tax asset	1,653	80	1,573	3,561
Other assets	1,316	—	1,316	1,497

Total assets acquired	239,939	(133)	240,072	270,192

Deposits	217,985	—	217,985	227,125
Federal Home Loan Bank	988	—	988	13,433
Junior subordinated debenture	—	—	—	2,029
Other liabilities	763	—	763	1,165

Total liabilities assumes	219,736	—	219,736	243,752

Total identifiable net assets	20,203	(133)	20,336	26,440
Goodwill	3,248	133	3,115	7,015

Cash Consideration paid	$23,451	$—	$23,451	$33,455

C – 55

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 18 – Continued

The table below summarizes the credit impaired and non-impaired loans acquired in each acquisition:

	OGS Investments, Inc. Final as Adjusted	OGS Investments, Inc. Measurement Period Adjustment	OGS Investments, Inc. December 4, 2015	FAHC Holding Corporation May 8, 2015
Acquired loans accounted for under ASC 310-30:
Contractually required principal and interest	$8,501	$314	$8,187	$3,916
Non-accretable difference	2,509	206	2,303	1,474

Cash flows expected to be collected	5,992	108	5,884	2,442
Accretable yield	1,059	13	1,046	422

Fair value at acquisition	$4,933	$95	$4,838	$2,020

Acquired loans not accounted for under ASC 310-30:
Unpaid principal balance	$160,743	$(308)	$161,051	$184,099
Fair value discount, net	3,336	—	3,336	3,348

Fair value at acquisition	157,407	(308)	157,715	180,751

Total fair value at acquisition	$162,340	$(213)	$162,553	$182,771

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Receivables acquired in 2015 that were not subject to these requirements include non-impaired loans and customer receivables with a fair value and unpaid principal amounts of $338.5 million and $345.2 million on the date of acquisition, respectively.

C – 56

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 19 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Parent Company Only

Consolidated Balance Sheets

December 31,

	2016	2015
Assets
Cash	$16,163	$4,345
Investment in wholly-owned subsidiary	206,300	213,378
Other assets	2,177	2,570

Total	$224,640	$220,293

Liabilities and Stockholder’s Equity
Junior subordinated debenture	$5,953	$5,833
Other liabilities	994	2,020
Stockholders’ equity	217,693	212,440

Total	$224,640	$220,293

Parent Company Only

Consolidated Statements of Income and Comprehensive Income

For years ended December 31,

	2016	2015
Interest income	$11	$12
Interest expense	298	219
Dividends received from subsidiary	13,000	—
Non-interest expense	815	1,676

Income(loss) before income tax and undistributed subsidiary income	11,898	(1,883)
Income tax expense (benefit)	(297)	(588)
Equity in undistributed subsidiary income (losses)	(5,940)	5,211

	$6,255	$3,916

Comprehensive income	$4,701	$3,677

C – 57

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 19 – Continued

Parent Company Only

Condensed Statement of Cash Flows

For years ended December 31,

	2016	2015
Cash flows from operating activities:
Net earnings	$6,255	$3,916
Adjustments:
Equity in undistributed subsidiary earnings	5,940	(5,211)
Change in other assets	580	(1,595)
Change in other liabilities	(1,203)	4,052
Stock-based compensation	131	118
Amortization of fair value adjustments	110	(981)

Net cash from operating activities	11,813	299

Cash flows from investing activities:
(Increase) in investment in subsidiary	—	(58,553)

Net cash used in investing activities	—	(58,553)

Cash flows from financing activities:
Proceeds from the issuance of common stock voting	—	49,954
Proceeds from the issuance of common stock nonvoting	—	5,541
Proceeds from exercised stock options	5	45

Net cash provided by financing activities	5	55,540

Net change in cash and cash equivalents	11,818	(2,714)
Beginning cash and cash equivalents	4,345	7,059

Ending cash and cash equivalents	$16,163	$4,345

C – 58

HCBF Holding Company, Inc. Notes to Consolidated Financial Statements (Dollar amounts shown in tables in thousands, except share data) December 31, 2016 and 2015

NOTE 20 – EARNINGS PER SHARE

	2016	2015
Basic
Net Income	$6,255	$3,916
Average shares	20,052,397	16,818,067

Basic earnings per share	$0.31	$0.23

Diluted
Net Income	$6,255	$3,916
Weighted average shares for basic earnings per share	20,052,397	16,818,067
Add: dilutive effects of assumed exercises of stock options	548,400	70,144

Average shares and dilutive potential shares	20,600,797	16,888,211

Diluted earnings per share	$0.30	$0.23

There were no anti-dilutive stock options for 2016 and 2015.

NOTE 21 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
2016
First quarter	$16,370	$14,994	$1,264	$0.06	$0.06
Second quarter	16,253	14,855	1,957	0.10	0.09
Third quarter	15,938	14,504	2,264	0.11	0.11
Fourth quarter	16,135	14,743	770	0.04	0.04

2015
First quarter	$10,879	$10,071	$131	$0.01	$0.01
Second quarter	12,553	11,558	657	0.04	0.04
Third quarter	13,753	12,729	1,298	0.07	0.07
Fourth quarter	14,943	13,922	1,830	0.10	0.10

NOTE 22 – SUBSEQUENT EVENTS

On January 20, 2017, HCBF Holding Company, Inc. (“HCBF”) entered into an agreement and plan of merger with Jefferson Bank Shares, Inc. (“JBI”). The HCBF will acquire JBI and its wholly owned subsidiary Jefferson Bank of Florida (Jefferson). The purchase price is approximately $40 million in HCBF’s common stock and cash. JBI shareholders will receive either $14.03 in cash, or 0.9676 shares of HCBF’s common stock, per share of JBI’s common stock. JBI shareholders will be permitted to elect the form of consideration, provided that the aggregate cash consideration will not exceed 20 percent of the total consideration. In the event that JBI’s shareholders elect to receive aggregate cash consideration in an amount greater than 20 percent of the total consideration, the distribution of the cash consideration will be prorated among such shareholders. The transaction is subject to customary regulatory approvals and JBI’s shareholder approval. It is anticipated that the closing will occur in the third quarter of 2017.

C – 59

Appendix D

HCBF HOLDING COMPANY, INC.

Consolidated Balance Sheets (unaudited)

(Dollar amounts in thousands, except share data)

	June 30, 2017	December 31, 2016
Assets
Cash and due from financial institutions	$32,752	$33,957
Interest-earning deposits in other financial institutions	30,234	10,601

Cash and cash equivalents	62,986	44,558

Securities available for sale, at fair value	433,047	346,634
Securities held to maturity (fair value of $175,517 and $176,286 at June 30, 2017 and December 31, 2016, respectively)	176,882	178,232
Loans held for sale	6,441	8,384
Loans (net of allowance of $7,120 and $7,260 at June 30, 2017 and December 31, 2016, respectively)	1,057,361	1,027,211
Covered loans (net of allowance for loan losses of $0 and $378 at June 30, 2017 and December 31, 2016, respectively)	—	31,089
Federal Home Loan Bank Stock, at cost	4,849	4,584
Premises and equipment, net	50,187	51,442
Real estate owned, net	8,665	9,018
Goodwill	12,286	12,286
Other intangible assets	11,405	12,548
Bank owned life insurance	38,578	38,054
Deferred tax asset	13,288	15,022
FDIC indemnification asset	—	526
Accrued interest receivable and other assets	10,418	10,302

Total assets	$1,886,393	$1,789,890

D – 1

HCBF HOLDING COMPANY, INC.

Consolidated Balance Sheets (unaudited)

(Dollar amounts in thousands, except share data)

	June 30, 2017	December 31, 2016
Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing	$478,527	$444,745
Interest bearing	1,082,571	1,034,063

Total deposits	1,561,098	1,478,808
Federal Home Loan Bank advances	76,446	71,622
Junior subordinated debenture	5,992	5,943
Capital lease obligation	743	769
Official checks	6,075	5,248
Accrued interest payable and other liabilities	12,749	9,807

Total liabilities	1,663,103	1,572,197

Commitments and contingencies (Note 6)

Stockholders’ equity:
Preferred stock, noncumulative, $.001 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock voting, $.001 par value, 40,000,000 shares authorized, 18,827,833 and 18,827,303 shares issued and outstanding	19	19
Common stock nonvoting, $.001 par value, 10,000,000 shares authorized, 1,224,997 and 1,224,997 shares issued and outstanding	1	1
Additional paid-in capital	202,611	202,369
Retained earnings	23,204	18,772
Accumulated other comprehensive (loss)	(2,545)	(3,468)

Total stockholders’ equity	223,290	217,693

Total liabilities and stockholders’ equity	$1,886,393	$1,789,890

See accompanying notes

D – 2

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Income (unaudited)

(Dollar amounts in thousands, except share data)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Interest and dividend income:
Loans, including fees	$13,885	$13,823	$27,671	$27,744
Securities	3,222	2,319	5,875	4,639
Interest earning deposits and other	156	111	258	240

Total interest income	17,263	16,253	33,804	32,623

Interest expense:
Deposits	1,342	1,113	2,588	2,199
Federal Home Loan Bank advances	213	227	364	462
Subordinated debentures and other	91	58	180	113

Total interest expense	1,646	1,398	3,132	2,774

Net interest income	15,617	14,855	30,672	29,849

Provision for loan losses	1,646	330	1,563	1,494

Net interest income after provision for loan losses	13,971	14,525	29,109	28,355

Noninterest income:
Service charges on deposit accounts	767	576	1,564	1,209
ATM and interchange income	775	723	1,557	1,437
Net gain on sale of loans	958	981	1,761	1,648
Net gains on sale of securities available for sale	14	5	14	5
Bank owned life insurance income	258	226	524	426
FDIC indemnification asset amortization, net	(137)	(116)	(311)	(217)
Purchased credit impaired loan recoveries	166	422	467	441
Other	378	127	682	533

Total noninterest income	3,179	2,944	6,258	5,482

Noninterest expense:
Salaries and employee benefits	7,183	7,059	14,567	14,336
Occupancy and equipment	1,952	2,131	3,887	4,306
Data processing	1,420	1,581	2,878	3,029
Regulatory assessments	202	401	430	787
Professional Fees	420	363	981	730
Office expenses and supplies	310	352	649	806
Foreclosed assets, net	821	277	804	588
Advertising	163	174	335	402
Amortization of intangibles	567	571	1,143	1,323
Acquisition and conversion costs	233	83	380	189
Other	982	1,015	2,340	1,894

Total non-interest expense	14,253	14,007	28,394	28,390

Income before taxes	2,897	3,462	6,973	5,447
Income tax expense	1,060	1,505	2,541	2,225

Net income	$1,837	$1,957	$4,432	$3,222

Earnings per share
Basic	$0.09	$0.10	$0.22	$0.16
Diluted	$0.09	$0.09	$0.22	$0.16

D – 3

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Comprehensive Income (unaudited)

(Dollar amounts in thousands, except share data)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net Income	$1,837	$1,957	$4,432	$3,222

Other comprehensive income (Loss) :
Unrealized gain (loss) arising during the period	1,307	1,571	1,374	4,434
Amortization of unrealized loss on securities Transferred to held to maturity	47	79	106	154
Provision for income tax benefit	(510)	(621)	(557)	(1,726)

Total other comprehensive income (loss)	844	1,029	923	2,862

Comprehensive income	$2,681	$2,986	$5,355	$6,084

See accompanying notes

D – 4

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For six months ended June 30, 2017 and June 30, 2016 (unaudited)

(Dollar amounts in thousands, except share data)

	Common Stock Voting		Common Stock Nonvoting		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
	Shares	Amt	Shares	Amt
Balance at January 1, 2016	18,827,303	$19	1,224,997	$1	$201,817	$12,517	$(1,914)	$212,440
Net income	—	—	—	—	—	3,222	—	3,222
Other comprehensive loss	—	—	—	—	—	—	2,861	2,861
Stock-based compensation	—	—	—	—	300	—	—	300

Balance at June 30, 2016	18,827,303	$19	1,224,997	$1	$202,117	$15,739	$947	$218,823

Balance at January 1. 2017	18,827,833	$19	1,224,997	$1	$202,369	$18,772	$(3,468)	$217,693
Net Income	—	—	—	—	—	4,432	—	4,432
Other comprehensive income	—	—	—	—	—	—	923	923
Stock-based compensation	—	—	—	—	242	—	—	242

Balance at June 30, 2017	18,827,833	$19	1,224,997	$1	$202,611	$23,204	$(2,545)	$223,290

See accompanying notes

D – 5

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Cash Flows (unaudited)

(Dollar amounts in thousands, except share data)

	Six months ended
	June 30, 2017	June 30, 2016
Cash flows from operating activities:
Net income	$4,432	$3,222
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,563	1,494
Depreciation and amortization of premises and equipment	1,388	1,394
Net accretion of purchase accounting adjustments	(884)	(2,005)
Net amortization of investment securities	2,418	2,755
Net deferred loan origination fees	(154)	36
Gain on sale of securities available for sale	(14)	(5)
Origination of loans held for sale	(42,771)	(36,953)
Proceeds from sales of loans held for sale	45,420	37,290
Gain on loans held for sale	(1,761)	(1,648)
(Gain)Loss on disposal of real estate owned	(190)	214
Provision for real estate owned	708	568
FDIC indemnification expense, net	311	(499)
Stock based compensation expense	242	300
Increase in cash surrender value of bank owned life insurance	(524)	(426)
Deferred income tax expense	1,177	(481)
Net change in:
Accrued interest receivable and other assets	111	(1,197)
Accrued interest payable and other liabilities	3,705	1,941

Net cash from operating activities	15,177	6,000

Cash flows from investing activities:
Available for sale securities:
Purchases	(119,784)	(93,302)
Maturities, prepayments, and calls	34,649	48,657
Sales	1,619	32,207
Held to maturity securities:
Purchases	(10,280)	(40,589)
Maturities, prepayments, and calls	7,809	10,715
Loan origination and repayments, net	(362)	(14,639)
Purchases of premises and equipment, net	(133)	(777)
Changes in FHLB stock, net	(264)	20
Proceeds from sale of real estate owned	2,577	2,101
Purchase of bank owned life insurance	—	(10,000)
Cash received from FDIC loss sharing agreement	83	544

Net cash used in investing activities	(84,086)	(65,063)

(Continued)

D – 6

HCBF HOLDING COMPANY, INC.

Consolidated Statements of Cash Flows (unaudited)

(Dollar amounts in thousands, except share data)

	Six months ended
	June 30, 2017	June 30, 2016
Cash flows from financing activities:
Net change in deposits	$82,383	$36,613
Proceeds from Federal Home Loan Bank advances and other debt	53,000	183,000
Repayments on Federal Home Loan Bank advances and other debt	(48,046)	(183,125)
Proceeds from exercised stock options	—	—

Net proceeds from financing activities	87,337	36,488

Net change in cash and cash equivalents	18,428	(22,575)
Beginning cash and cash equivalents	44,558	80,737

Ending cash and cash equivalents	$62,986	$58,162

Supplemental cash flow information:
Interest paid	$3,340	$3,156
Income taxes paid	3,050	1,250

Supplemental noncash disclosures:
Transfers from loans held for sale to loans held for investment	1,055	—
Transfers from loans to real estate owned	2,743	976
Transfer from premises and equipment to real estate owned	—	1,209
Loans provided for sales of real estate owned	—	461

See accompanying notes

D – 7

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF CONSOLIDATION

Nature of Operations and basis of Consolidation

The consolidated financial statements include HCBF Holding Company, Inc. (the “Holding Company”) and its wholly owned subsidiary, Harbor Community Bank (the “Bank”), together referred to as the “Company.” Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. The Company engages in mortgage banking activities and, as such, acquires and sells one-to-four family residential mortgage loans and small business administration loans (SBA). These loans are generally sold without servicing rights retained. The Company originates and services residential mortgage loans in Florida.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. These statements should be read in conjunction with the consolidated financial statements included in the annual report for the year ended December 31, 2016. In the Company’s opinion, all adjustments necessary for a fair presentation of the results for interim periods have been made. The results of operations for the three months ended June 30, 2017 and the six months ended June 30, 2017 are not necessarily indicative of the results expected for the full year.

Accounting policy change - Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

During the first quarter of 2017, the Company modified its accounting policy for allowance for loan losses. In determining impairment for specifically identified impaired loans, the company began to segregate small, homogeneous loans with relationship balances under $250 thousand. The rationale for the accounting policy change was to streamline and improve the timeliness of the loan impairment valuation process for small balance loans that the Company deems to be insignificant to its operations. These small balance loans are now evaluated for impairment on a pooled basis and are not included in impairment disclosures. The change in accounting policy did not have a material effect on allowance for loan losses during the first quarter of 2017.

D – 8

NOTE 1 – Continued

Adoption of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards

The following table provides a description of recently adopted or newly issued not yet effective accounting standards that could have a material effect on our financial statements:

ASU 2014-09, Revenue From Contracts With Customers (Topic 606) and ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date

In May 2014 the FASB amended existing guidance related to revenue from contracts with customers.

This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10, “Identifying Performance Obligations and Licensing” and ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients.” The company is studying the provisions of ASU 2014-09 and its related updates. However, the Company does not expect this new standard to have a significant impact on the Company’s Consolidated Financial Statements. The Company’s primary sources of revenues are derived from interest on loans, investment securities, and other financial instruments that are not within the scope of ASU 2014-09. The Company expects to adopt ASU 2014-09 in the first quarter of 2018 using the modified retrospective approach with a cumulative effect of initial application along with supplementary disclosures.

ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial assets and Financial Liabilities

In January 2016, the FASB amended existing guidance relating to the recognition and measurement of financial assets and financial liabilities. The amendment: 1) Requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of investee) to be measured at fair value with changes in fair value recognized in net income. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 4) Require entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 5) Require an entity to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from a change in instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 6) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities and receivables) on the balance sheet or the accompanying notes to the financial statements. 7) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity’s other deferred tax assets. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. These amendments should be applied by means of a cumulative effect adjustment to the balance sheet as of the fiscal year of adoption. The amendments

D – 9

NOTE 1 – Continued

related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date. The company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

ASU 2016-02, Leases

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. January 1, 2019 for a calendar year entity). Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company leases certain property and equipment under operating leases that will result in the recognition of lease assets and lease liabilities on the Company’s Consolidated Balance Sheet. The Company is currently evaluating this new accounting standard to determine the dollar impact on the consolidated financial statements.

ASU 2016-13, Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held to maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investment in leases recognized by a lessor. The transition will be applied as follows: (1) for debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively (2) existing purchased credit impaired (PCI) assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. These assets will be grossed up for the allowance for expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance and (3) for all other assets within the scope of CECL, a cumulative effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019; early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018.

The Company is currently evaluating the provisions of ASU 2016-13 to determine the potential impact the new standard will have on the Company’s consolidated financial statements. To date, certain members of senior management have attended educational conferences relating to CECL. In the second half of 2017, the Company expects to establish a management committee to begin to develop of a detailed framework on the design and internal controls necessary for the implementation of CECL.

D – 10

NOTE 2 - SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at June 30, 2017 and December 31, 2016 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2017
Available for sale
Asset backed securities	$17,126	$—	$(210)	$16,916
Small business administration securities	44,120	168	(129)	44,159
Collateralized mortgage obligations	71,080	106	(565)	70,621
Mortgage-backed securities	303,977	125	(2,751)	301,351

Total available for sale	$436,303	$399	$(3,655)	$433,047

Held to Maturity
Agency notes and bonds	$1,907	$54	$—	$1,961
Municipal securities	4,385	91	—	4,476
Collateralized mortgage obligations	72,209	131	(816)	71,524
Mortgage-backed securities	98,381	281	(1,106)	97,556

Total held to maturity	$176,882	$557	$(1,922)	$175,517

December 31, 2016
Available for sale
Agency notes and bonds	$1,594	$20	$—	$1,614
Asset backed securities	17,579	—	(699)	16,880
Small business administration securities	48,724	175	(103)	48,796
Collateralized mortgage obligations	44,817	25	(480)	44,362
Mortgage-backed securities	238,550	74	(3,642)	234,982

Total available for sale	$351,264	$294	$(4,924)	$346,634

Held to Maturity
Agency notes and bonds	$1,900	$39	$—	$1,939
Municipal securities	4,397	80	(2)	4,475
Collateralized mortgage obligations	78,465	90	(1,037)	77,518
Mortgage-backed securities	93,470	108	(1,224)	92,354

Total held to maturity	$178,232	$317	$(2,263)	$176,286

During 2014, the company transferred $58.8 million of securities from available for sale classification to held to maturity classification. At time of transfer, the securities had unrealized losses of $1.2 million, net of deferred taxes. The losses are amortized on the company’s books over the remaining life of the securities using the level yield method. The unamortized losses net of deferred taxes are recorded in equity as a reduction of accumulated other comprehensive income. The unamortized losses on transferred securities net of deferred taxes was $515 thousand and $581 thousand at June 30, 2017 and December 31, 2016, respectively. The amount of pre-tax

D – 11

NOTE 2 – Continued

loss amortization was $106 thousand for six months ended June 30, 2017 and $154 thousand for six months ended June 30, 2016. The amortization of unrealized holding losses reported in equity will offset the effect of the amortization of the discount.

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

	Six months ended
	June 30, 2017	June 30, 2016
Proceeds	$1,619	$32,206

Gross gains	$14	$69

Gross losses	$—	$64

The tax provision related to these net realized gains and losses were $5 thousand and $2 thousand for six months ended June 30, 2017 and June 30, 2016, respectively.

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
June 30, 2017
Within one year	$—	$—	$—	$—
One to five years	—	—	1,998	2,014
Five to ten years	—	—	3,501	3,602
Beyond ten years	—	—	793	821
Asset-backed securities	17,126	16,916	—	—
Small business administration securities	44,120	44,159	—	—
Collateralized mortgage obligations	71,080	70,621	72,209	71,524
Mortgage-backed securities	303,977	301,351	98,381	97,556

	$436,303	$433,047	$176,882	$175,517

Securities pledged at June 30, 2017 and December 31, 2016 had a carrying amount of $236 million and $208 million, respectively. These securities were pledged to secure public deposits, Federal Home Loan Bank advances, Federal Reserve discount window borrowings and other purposes.

D – 12

NOTE 2 – Continued

The following table summarizes securities with unrealized losses at June 30, 2017 and December 31, 2016, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2017
Available for sale
Asset backed securities	$2,309	$(4)	$14,607	$(206)	$16,916	$(210)
Small Business Administration securities	5,027	(29)	12,354	(100)	17,381	(129)
Collateralized mortgage obligations	38,155	(448)	12,616	(117)	50,771	(565)
Mortgage backed securities	255,274	(2,662)	7,757	(89)	263,031	(2,751)

Total available for sale	$300,765	$(3,143)	$47,334	$(512)	$348,099	$(3,655)

Held to maturity
Collateralized mortgage obligations	$46,318	$(770)	$6,328	$(46)	$52,646	$(816)
Mortgage backed securities	58,184	(1,106)	—	—	58,184	(1,106)

Total held to maturity	$104,502	$(1,876)	$6,328	$(46)	$110,830	$(1,922)

December 31, 2016
Available for sale
Asset backed securities	$—	$—	$16,879	$(699)	$16,879	$(699)
Small Business Administration securities	5,480	(13)	21,430	(90)	26,910	(103)
Collateralized mortgage obligations	32,390	(324)	9,486	(156)	41,876	(480)
Mortgage backed securities	216,756	(3,442)	8,540	(200)	225,296	(3,642)

Total available for sale	$254,626	$(3,779)	$56,335	$(1,145)	$310,961	$(4,924)

Held to maturity
Municipal securities	$611	$(2)	$—	$—	$611	$(2)
Collateralized mortgage obligations	62,878	(999)	4,462	(38)	67,340	(1,037)
Mortgage backed securities	77,179	(1,224)	—	—	77,179	(1,224)

Total held to maturity	$140,668	$(2,225)	$4,462	$(38)	$145,130	$(2,263)

At June 30, 2017, the Company’s security portfolio consisted of 214 securities, 128 of which were in an unrealized loss position, including 25 securities with an unrealized loss position of 12 months or longer. The majority of unrealized losses are related to the Company’s collateralized mortgage obligations, mortgage backed securities, and asset-backed securities, as discussed below:

Collateralized Mortgage Obligations

At June 30, 2017, the Company’s collateralized mortgage obligations were issued by U.S. government sponsored entities and agencies, Fannie Mae, Freddie Mac, and Ginnie Mae. Fannie Mae and Freddie Mac are institutions that the government has affirmed its commitment to support. The underlying collateral of these mortgage instruments are 30-year, 20-year and 15-year fixed rate mortgage-backed securities. Because the decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality, and because the

D – 13

NOTE 2 – Continued

Company does not have the intent to sell these collateralized mortgage obligations and it is unlikely that the Company will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2017.

Mortgage-Backed Securities

At June 30, 2017, all of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies: Fannie Mae, Freddie Mac, and Ginnie Mae. Fannie Mae and Freddie Mac are institutions that the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is unlikely that the Company will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2017.

Asset Backed Securities

At June 30, 2017, the Company’s asset backed securities consisted of four pools of U.S. government guaranteed student loans. The U.S. government guarantee secures up to 97% of the principal balance. The student loans are pooled and held in trusts. Three of the four trusts are rated AAA by the national rating agencies. During 2016, one of the trusts experienced a rating down grade from AAA to BBB due to student loan payment deferments. The payment deferments called into question whether the security could be fully paid-off at scheduled maturity. The trustee is seeking unanimous approval from bondholders to extend the scheduled maturity. The company believes that if the trust receives approval to extend the scheduled maturity, the trust will return to an AAA rating, but there is no guarantee this will occur. The company believes that the rating down grade did not have a material effect on the trading price of the security as the security appreciated in value during 2016.

The decline in fair value is attributable to changes in interest rates, spreads and liquidity, and not credit quality. It is unlikely that the Company will be required to sell these securities before their anticipated recovery. The Company does not consider these securities to be other-than-temporarily impaired at June 30, 2017 and December 31, 2016.

NOTE 3 – LOANS

Loans at period-end were as follows:

	June 30, 2017			December 31, 2016
	Non covered Loans	Covered Loans	Total	Non covered Loans	Covered Loans	Total
Commercial real estate	$466,383	$—	$466,383	$435,188	$27,483	$462,671
Residential real estate	363,195	—	363,195	362,729	246	362,975
Land and construction	104,553	—	104,553	95,202	1,178	96,380

Total real estate	934,131	—	934,131	893,119	28,907	922,026

Commercial	90,861	—	90,861	97,188	2,568	99,756
Consumer and other	40,073	—	40,073	44,894	—	44,894

Total non-real estate	130,934	—	130,934	142,082	2,568	144,650

Subtotal	1,065,065	—	1,065,065	1,035,201	31,475	1,066,676

Less:
Net deferred fees	584	—	584	730	8	738
Allowance for loan losses	7,120	—	7,120	7,260	378	7,638

Loans, net	$1,057,361	$—	$1,057,361	$1,027,211	$31,089	$1,058,300

D – 14

NOTE 3 – Continued

The following table presents the activity in the allowance for loan losses by portfolio segment for the periods presented:

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and other Loans	Total
Three months ended June 30, 2017
Allowance for loan losses - loans:
Beginning Balance	$2,699	$1,534	$310	$1,575	$230	$6,348
Provision for loan losses	949	(127)	45	902	81	1,850
Loans charged-off	(612)	(23)	(92)	(379)	(109)	(1,215)
Recoveries	33	49	109	(79)	25	137

Ending allowance balance – loans	$3,069	$1,433	$372	$2,019	$227	$7,120

Allowance for loan losses – covered loans:
Beginning Balance	$166	$—	$26	$5	$—	$197
Provision for loan losses	(166)	—	(26)	(12)	—	(204)
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	7	—	7

Ending allowance balance – covered loans	$—	$—	$—	$—	$—	$—

Total ending allowance balance	$3,069	$1,433	$372	$2,019	$227	$7,120

Three months ended June 30, 2016
Allowance for loan losses - loans:
Beginning Balance	$1,550	$1,385	$465	$305	$163	$3,868
Provision for loan losses	(673)	(1,239)	923	1,234	146	391
Loans charged-off	(300)	(4)	(24)	(114)	(79)	(521)
Recoveries	3	65	16	36	33	153

Ending allowance balance – loans	$580	$207	$1,380	$1,461	$263	$3,891

Allowance for loan losses – covered loans:
Beginning Balance	$723	$2	$99	$12	$—	$836
Provision for loan losses	(778)	—	730	17	(29)	(60)
Loans charged-off	—	—	—	(45)	—	(45)
Recoveries	1	—	—	16	—	17

Ending allowance balance – covered loans	$(54)	$2	$829	$—	$(29)	$748

Total ending allowance balance	$526	$209	$2,209	$1,461	$234	$4,639

D – 15

NOTE 3 – Continued

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and other Loans	Total
Six months ended June 30, 2017

Allowance for loan losses - loans:
Beginning Balance	$3,106	$1,990	$318	$1,648	$198	$7,260
Provision for loan losses	944	(366)	32	995	219	1,824
Loans charged-off	(1,021)	(314)	(106)	(675)	(236)	(2,352)
Recoveries	40	123	128	51	46	388

Ending allowance balance – loans	$3,069	$1,433	$372	$2,019	$227	$7,120

Allowance for loan losses – covered loans:
Beginning Balance	$210	$—	$26	$142	$—	$378
Provision for loan losses	(210)	—	(26)	(24)	—	(260)
Loans charged-off	—	—	—	(132)	—	(132)
Recoveries	—	—	—	14	—	14

Ending allowance balance – covered loans	$—	$—	$—	$—	$—	$—

Total ending allowance balance	$3,069	$1,433	$372	$2,019	$227	$7,120

Six months ended June 30, 2016

Allowance for loan losses - loans:
Beginning Balance	$595	$802	$201	$212	$641	$2,451
Provision for loan losses	276	(677)	1,167	1,350	(121)	1,995
Loans charged-off	(300)	(3)	(25)	(156)	(313)	(797)
Recoveries	9	85	37	55	56	242

Ending allowance balance – loans	$580	$207	$1,380	$1,461	$263	$3,891

Allowance for loan losses – covered loans:
Beginning Balance	$890	$—	$251	$136	$—	$1,277
Provision for loan losses	(945)	2	578	(107)	(29)	(501)
Loans charged-off	—	—	—	(45)	—	(45)
Recoveries	1	—	—	16	—	17

Ending allowance balance – covered loans	$(54)	$2	$829	$—	$(29)	$748

Total ending allowance balance	$526	$209	$2,209	$1,461	$234	$4,639

D – 16

NOTE 3 – Continued

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2017 and December 31, 2016:

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and Other Loans	Total
June 30, 2017

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$829	$119	$10	$1,484	$—	$2,442
Collectively evaluated for impairment	1,815	908	328	437	227	3,715
Acquired with deteriorated credit quality	425	406	34	98	—	963

Total ending allowance balance	$3,069	$1,433	$372	$2,019	$227	$7,120

Loans – recorded investment:
Loans individually evaluated for impairment	$14,978	$5,106	$886	$3,382	$—	$24,352
Loans collectively evaluated for impairment	435,122	352,709	102,183	87,329	40,073	1,017,416
Loans acquired with deteriorated credit quality	16,283	5,380	1,484	150	—	23,297

Total ending loans recorded investment	$466,383	$363,195	$104,553	$90,861	$40,073	$1,065,065

D – 17

NOTE 3 – Continued

	Real Estate Mortgage Loans
	Commercial Real Estate	Residential Real Estate	Land and Construction	Commercial	Consumer and Other Loans	Total
December 31, 2016
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1,509	$615	$52	$1,268	$3	$3,447
Collectively evaluated for impairment	1,322	874	265	425	195	3,081
Acquired with deteriorated credit quality	485	501	27	97	—	1,110

Total ending allowance balance	$3,316	$1,990	$344	$1,790	$198	$7,638

Loans – recorded investment:
Loans individually evaluated for impairment	$19,109	$10,542	$1,519	$4,582	$4	$35,756
Loans collectively evaluated for impairment	427,369	346,554	93,401	94,958	44,890	1,007,172
Loans acquired with deteriorated credit quality	16,193	5,879	1,460	216	—	23,748

Total ending loans recorded investment	$462,671	$362,975	$96,380	$99,756	$44,894	$1,066,676

The following tables present information related to impaired loans by class of loans as of June 30, 2017 and December 31, 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
June 30, 2017
With no related allowance recorded:
Commercial real estate	$11,716	$7,712	$—
Residential real estate	5,764	4,678	—
Land and construction	1,230	826	—
Commercial	491	257	—

Subtotal – excluding PCI	19,201	13,473	—
PCI loans	15,716	11,067	—

Subtotal – including PCI	34,917	24,540	—

With an allowance recorded:
Commercial real estate	$7,626	$7,267	$829
Residential real estate	434	427	119
Land and construction	60	60	10
Commercial	3,160	3,125	1,484

Subtotal – excluding PCI	11,280	10,879	2,442
PCI loans	20,171	12,230	963

Subtotal – including PCI	31,451	23,109	3,405

Total – excluding PCI	$30,481	$24,352	$2,442

Total – including PCI	$66,368	$47,649	$3,405

D – 18

NOTE 3 – Continued

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
December 31, 2016
With no related allowance recorded:
Commercial real estate	$7,864	$4,106	$—
Residential real estate	7,101	5,758	—
Land and construction	1,307	770	—
Commercial	967	934	—

Subtotal – excluding PCI	17,239	11,568	—
PCI loans	21,622	9,271	—

Subtotal – including PCI	38,861	20,839	—

With an allowance recorded:
Commercial real estate	$15,542	$15,003	$1,509
Residential real estate	5,392	4,784	615
Land and construction	756	749	52
Commercial	3,766	3,649	1,268
Consumer and other loans	3	3	3

Subtotal – excluding PCI	25,459	24,188	3,447
PCI loans	26,807	14,477	1,110

Subtotal – including PCI	52,266	38,665	4,557

Total – excluding PCI	$42,698	$35,756	$3,447

Total – including PCI	$91,127	$59,504	$4,557

The following tables present information regarding impaired loans excluding PCI loans.

	Average Recorded Investment	Interest Income Recognized
Three months ended June 30, 2017
Commercial real estate	$16,195	$57
Residential real estate	5,378	11
Land and construction	891	8
Commercial	3,636	9

Total	$26,100	$85

Three months ended June 30, 2016
Commercial real estate	$14,306	$88
Residential real estate	8,933	25
Land and construction	1,495	7
Commercial	1,858	9

Total	$26,592	$129

D – 19

NOTE 3 – Continued

	Average Recorded Investment	Interest Income Recognized
Six months ended June 30, 2017
Commercial real estate	$17,267	$121
Residential real estate	5,650	23
Land and construction	1,168	14
Commercial	3,762	22

Total	$27,847	$180

Six months ended June 30, 2016
Commercial real estate	$12,735	$161
Residential real estate	8,824	50
Land and construction	1,466	14
Commercial	1,916	17

Total	$24,941	$242

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net.

Non-accrual loans and loans past due 90 days or more and still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Impaired loans include commercial loans that are individually evaluated for impairment and deemed impaired (i.e., individually classified impaired loans) as well as TDRs for all loan portfolio segments. The sum of non-accrual loans and loans past due 90 days or more still on accrual will differ from the total impaired loan amount.

The following tables present the recorded investment in non-accrual and loans past due over 90 days still on accrual by class of loans, as of June 30, 2017 and December 31, 2016:

	Non- Accrual		Loans past due 90 days or more still accruing
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Commercial real estate	$11,645	$13,000	$24	$330
Residential real estate	10,179	9,742	48	488
Land and construction	589	1,111	94	3,423
Commercial	3,700	1,874	21	49
Consumer and other loans	232	338	—	12

Total – excluding PCI	$26,345	$26,065	$187	$4,302
PCI loans	1,125	1,187	2,340	1,773

Total – including PCI	$27,470	$27,252	$2,527	$6,075

D – 20

NOTE 3 – Continued

The following table presents the aging of the recorded investment in past due loans as of June 30, 2017 and December 31, 2016 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
June 30, 2017
Commercial real estate	$2,034	$1,041	$5,346	$8,421	$441,680	$450,101
Residential real estate	5,596	1,386	5,370	12,352	345,462	357,814
Land and construction	1,971	196	204	2,371	100,698	103,069
Commercial	283	365	3,349	3,997	86,714	90,711
Consumer and other loans	80	54	138	272	39,801	40,073

Total – excluding PCI	$9,964	$3,042	$14,407	$27,413	$1,014,355	$1,041,768
PCI loans	778	813	2,892	4,483	18,814	23,297

Total – including PCI	$10,742	$3,855	$17,299	$31,896	$1,033,169	$1,065,065

December 31, 2016
Commercial real estate	$4,745	$409	$7,576	$12,730	$433,748	$446,478
Residential real estate	6,448	2,148	4,967	13,563	343,533	357,096
Land and construction	215	—	4,329	4,544	90,376	94,920
Commercial	2,827	328	873	4,028	95,512	99,540
Consumer and other loans	189	191	280	660	44,234	44,894

Total – excluding PCI	$14,424	$3,076	$18,025	$35,525	$1,007,403	$1,042,928
PCI loans	353	2,319	1,773	4,445	19,303	23,748

Total – including PCI	$14,777	$5,395	$19,798	$39,970	$1,026,706	$1,066,676

Troubled Debt Restructurings:

Under certain circumstances, it may be beneficial to modify or restructure the terms of a loan for the mutual benefit of the Company and the borrower. In cases where the borrower is experiencing financial difficulties, the Company may grant concessions to the borrower to avoid the cost of foreclosure of property or bankruptcy by the borrower. In these circumstances, the modification of loan terms where a concession is granted to the borrower is known as a troubled debt restructuring (TDR). Concessions granted to financially troubled borrowers could include forgiveness of interest, forgiveness of principal, below market interest rate concessions, and a change in loan amortization or repayment terms. In general, the Company does not forgive principal in loan modifications. Typically, the Company will lower borrower payment amounts through a temporary interest rate concession and/or extension of amortization or maturity terms.

At June 30, 2017 and December 31, 2016, the Company has a recorded investment in troubled debt restructurings of $11.9 million and $13 million, respectively. The Company has allocated $384 thousand and $592 thousand of specific allowance for those loans at June 30, 2017 and December 31, 2016, respectively. The Company granted temporary TDR rate concessions with a range of 0.0% to 1.25% during three months ended June 30, 2017 and a range of 0.0% to 0.0% during three months ended June 30, 2016. During the three months ended June 30, 2017 and June 30, 2016, payment extensions from troubled debt restructurings ranged from 0 months to 36 months and 24 months to 36 months, respectively.

D – 21

NOTE 3 – Continued

The following table presents loans by class modified as troubled debt restructurings that occurred during the three months ended June 30, 2017 and June 30, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Three months ended June 30, 2017
Troubled Debt Restructurings:
Commercial real estate	1	$380	$380
Residential real estate	1	129	129
Consumer and other loans	2	154	154

Total	4	$663	$663

Three months ended June 30, 2016
Troubled Debt Restructurings:
Commercial real estate	3	$1,637	$1,608

Total	3	$1,637	$1,608

The troubled debt restructurings described above decreased the allowance for loan losses by $124 thousand and decreased the allowance for loan losses by $28 thousand at June 30, 2017 and June 30, 2016, respectively. These restructurings did not result in any charge-offs during the three-month period ended June 30, 2017 and June 30, 2016 or the six month period ended June 30, 2017 and June 30, 2016.

The following table presents loans by class modified as troubled debt restructurings that occurred during the six months ended June 30, 2017 and June 30, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Six months ended June 30, 2017
Troubled Debt Restructurings:
Commercial real estate	4	$1,605	$1,605
Residential real estate	1	129	129
Land and construction	2	154	154
Consumer and other loans	2	21	21

Total	9	$1,909	$1,909

Six months ended June 30, 2016
Troubled Debt Restructurings:
Commercial real estate	3	$1,637	$1,608
Residential real estate	6	1,121	1,121

Total	9	$2,758	$2,729

D – 22

NOTE 3 – Continued

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification as of June 30, 2017 and June 30, 2016:

Three months ended
	June 30, 2017		June 30, 2016
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	—	$—	—	$—
Residential real estate	1	129	—	—
Land and construction	—	—	—	—
Commercial	—	—	—	—

Total	1	$129	—	$—

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification as of June 30, 2017 and June 30, 2016:

	Six months ended
	June 30, 2017		June 30, 2016
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	—	$—	—	$—
Residential real estate	1	129	1	84
Land and construction	—	—	2	550
Commercial	1	165	—	—

Total	2	$294	3	$634

The troubled debt restructurings that subsequently defaulted described above decreased the allowance for loan losses by $31 thousand and increased the allowance for loan losses by $37 thousand during the six months ended June 30, 2017 and June 30, 2016, respectively.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on an ongoing basis, but no less than annually for commercial loans with balances greater than $1 million. The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass have satisfactory primary sources of repayment, with adequate secondary sources of repayment if necessary.

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

D – 23

NOTE 3 – Continued

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions , and values, highly questionable and improbable.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
June 30, 2017
Commercial real estate	$436,205	$13,371	$16,807	$—	$466,383
Residential real estate	347,803	3,715	11,677	—	363,195
Land and construction	100,821	2,658	1,074	—	104,553
Commercial	84,257	2,576	4,028	—	90,861
Consumer and other loans	39,787	30	256	—	40,073

Total	$1,008,873	$22,350	$33,842	$—	$1,065,065

December 31, 2016
Commercial real estate	$425,773	$16,545	$15,439	$4,914	$462,671
Residential real estate	348,182	2,574	12,219	—	362,975
Land and construction	91,213	3,590	1,577	—	96,380
Commercial	91,293	3,670	3,614	1,179	99,756
Consumer and other loans	44,523	51	320	—	44,894

Total	$1,000,984	$26,430	$33,169	$6,093	$1,066,676

Purchased Credit Impaired Loans

The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. At June 30, 2017 and December 31, 2016, the carrying amount of those loans is as follows:

	June 30, 2017	December 31, 2016
Commercial real estate	$16,283	$16,193
Residential real estate	5,380	5,879
Land and construction	1,484	1,460
Commercial	150	216

Recorded Investment	$23,297	$23,748
Allowance for loan losses	963	1,110

Carrying amount	$22,334	$22,638

D – 24

NOTE 3 – Continued

Accretable yield, or income expected to be collected, is as follows:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balance at beginning of period	$13,974	$14,970	$14,164	$15,874
New loan purchases	—	—	—	—
Accretion of income	(754)	(906)	(1,539)	(1,911)
Reclassifications from nonaccretable difference	1,984	2,423	2,695	2,524
Disposals	(118)	(952)	(234)	(952)

Balance at end of period	$15,086	$15,535	$15,086	$15,535

For those purchased credit impaired loans disclosed above, the Company decreased the allowance for loan losses by $155 thousand and increased the allowance for loan losses by $200 thousand during the three-month period ending June 30, 2017 and 2016, respectively. The company decreased the allowance for loan losses by $147 thousand and increased the allowance for loan losses by $486 thousand during the six-month period ending June 30, 2017 and 2016, respectively.

There were no purchased credit impaired loans purchased during the three-month period ended, or six-month period ended, June 30, 2017 or June 30, 2016, for which it was probable at acquisition that all contractually required payments would not be collected.

Income is not recognized on purchased credit impaired loans if the Company cannot reasonably estimate cash flows expected to be collected. During the three-month period and six-month period ended June 30, 2017 and June 30, 2016 there were no material purchased credit impaired loans where cash flows could not be reasonably estimated.

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar

D – 25

NOTE 4 – Continued

securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). See below for additional discussion of Level 3 valuation methodologies and significant inputs. Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third- party pricing services.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. A significant unobservable input in the income approach is the capitalization rate. At June 30, 2017 and December 31, 2016, the range of capitalization rates utilized to determine fair value of the underlying collateral ranged from 8.0% to 11.25% and from 7.0% to 11.25%, respectively. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of charged down loan balance or fair value less costs to sell. This process may establish a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals that are periodically updated as management deems necessary. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. A significant unobservable input in the income approach is the capitalization rate. At June 30, 2017 and December 31, 2016, the range of capitalization rates utilized to determine fair value of the underlying collateral ranged from 8.5% to 9.45% and from 9.2% to 13%, respectively.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Special Assets Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. In rare cases, when significant valuation differences exist, management may choose a valuation that lies within a range of two recent independent appraisals.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

D – 26

NOTE 4 – Continued

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using:
	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
June 30, 2017
Financial Assets
Investment Securities available for sale
Asset backed securities	$—	$16,916	$—	$16,916
Small Business administration securities	—	44,159	—	44,159
Collateralized mortgage obligations	—	70,621	—	70,621
Mortgage-backed securities	—	301,351	—	301,351

Total investment securities available for sale	$—	$433,047	$—	$433,047

December 31, 2016
Financial Assets
Investment Securities available for sale
Agency notes and bonds	$—	$1,614	$—	$1,614
Asset backed securities	—	16,880	—	16,880
Small Business administration securities	—	48,796	—	48,796
Collateralized mortgage obligations	—	44,362	—	44,362
Mortgage-backed securities	—	234,982	—	234,982

Total investment securities available for sale	$—	$346,634	$—	$346,634

There were no transfers between Level 1 and Level 2 during the three months ended June 30, 2017 and the year ended 2016.

Assets measured at fair value with a related valuation allowance on a non-recurring basis are summarized below:

		Fair Value Measurements Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
June 30, 2017
Impaired loans:
Commercial real estate	$7,214	$—	$—	$7,214	$7,214
Residential real estate	308	—	—	308	308
Land and construction	273	—	—	273	273
Commercial	1,573	—	—	1,573	1,573
Commercial real estate owned, net	$3,691	$—	$—	$3,691	$3,691
Land and construction real estate owned, net	$2,751	$—	$—	$2,751	$2,751

D – 27

NOTE 4 – Continued

		Fair Value Measurements Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assess (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2016
Impaired loans:
Commercial real estate	$8,318	$—	$—	$8,318	$8,318
Residential real estate	2,087	—	—	2,087	2,087
Land and construction	730	—	—	730	730
Commercial	21	—	—	21	21
Commercial real estate owned, net	$2,933	$—	$—	$2,933	$2,933
Residential real estate owned, net	$2,583	$—	$—	$2,583	$2,583

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments, at June 30, 2017 and December 31, 2016 are as follows:

	Carrying Value	Fair Value Measurements Using:
		(Level 1)	(Level 2)	(Level 3)	Total
June 30, 2017
Financial Assets:
Cash and cash equivalents	$62,986	$62,986	$—	$—	$62,986
Securities available for sale	433,047	—	433,047	—	433,047
Securities held to maturity	176,882	—	175,517	—	175,517
Federal Home Loan Bank stock	4,849	—	—	—	n/a
Loans held for sale	6,441	—	6,552	—	6,552
Loans, net	1,057,361	—	—	1,044,869	1,044,869
Accrued interest receivable	4,683	—	—	4,683	4,683

Financial Liabilities:
Deposits – without stated maturities	$1,226,185	$1,226,185	$—	$—	$1,226,185
Deposits – with stated maturities	334,913	—	336,131	—	336,131
Federal Home Loan Bank advances	76,446	—	—	75,996	75,996
Junior subordinated debentures	5,992	—	—	4,768	4,768
Accrued interest payable	394	—	394		394

December 31, 2016
Financial Assets:
Cash and cash equivalents	$44,558	$44,558	$—	$—	$44,558
Securities available for sale	346,634	—	346,634	—	346,634
Securities held to maturity	178,232	—	176,286	—	176,286
Federal Home Loan Bank stock	4,584	—	—	—	n/a
Loans held for sale	8,384	—	8,633	—	8,633
Loans, net	1,058,300	—	—	1,037,142	1,037,142
FDIC indemnification asset	526	—	—	—	n/a
Accrued interest receivable	4,543	—	—	4,543	4,543

Financial Liabilities:
Deposits – without stated maturities	$1,126,649	$1,126,649	$—	$—	$1,126,649
Deposits – with stated maturities	352,159	—	353,375	—	353,375
Federal Home Loan Bank advances	71,622	—	—	71,569	71,569
Junior subordinated debentures	5,943	—	—	4,874	4,874
Accrued interest payable	424	—	424		424

D – 28

NOTE 4 – Continued

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

(a)	Cash and Cash Equivalent

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

(b)	Securities available for sale and Securities held to maturity

The fair value of securities available for sale are determined by obtaining quoted prices on national recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical pricing technique used in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

(c)	FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(d)	Loans held-for-sale

The fair value of loans held for sale is estimated based upon binding contracts from third party investors resulting in a level 2 classification.

(e)	Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(f)	FDIC indemnification asset

It is not practical to determine the fair value of the FDIC indemnification asset due to the lack of its transferability.

(g)	Accrued interest receivable

The carrying value of accrued interest receivable approximates fair value and is classified as Level 3.

(h)	Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date i.e., their carrying amount) resulting in a Level 1 classification. The carrying amounts of variable rate, fixed- term money market accounts and certificates of deposit

D – 29

NOTE 4 – Continued

approximate their fair values at the reporting date resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(i)	Federal Home Loan Bank advances

The fair values of Federal Home Loan Bank advances are determined by using a discounted cash flow calculation that applies interest rates currently offered on Federal Home loan Bank advances with similar averages lives and characteristics resulting in a level 3 classification.

(j)	Junior subordinated debentures

The fair values of the Company’s Junior Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(k)	Accrued Interest Payable

The carrying amounts of accrued interest payable approximate fair value and is classified as Level 2.

(l)	Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 5 - REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. These rules require a capital conservation buffer of up to 2.5% above each of CET1, tier 1, and total risk-based capital that must be met for a bank to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. This capital conservation buffer requirement is being phased in over a four-year period starting on January 1, 2016 and was 0.625% in 2016 and 1.25% as of January 1, 2017. When fully implemented, a banking organization would need to maintain a CET1 capital ratio of at least 7%, a total Tier 1 capital ratio of at least 8.5% and a total risk-based capital ratio of at least 10.5%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2017 and December 31, 2016, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and

D – 30

NOTE 5 – Continued

capital restoration plans are required. At June 30, 2017 and year-end 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts and ratios are presented below at June 30, 2017 and December 31, 2016. The ratios for capital adequacy purposes do not include capital conservation buffer requirements.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Percent	Amount	Percent
June 30, 2017
Total Capital to risk weighted assets
Consolidated	$214,816	17.37%	$98,954	8.00%	N/A	N/A
Bank	198,127	16.04	98,812	8.00	$123,515	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	207,566	16.78	74,215	6.00	N/A	N/A
Bank	190,877	15.45	74,109	6.00	98,812	8.00
Common Tier 1 (CET 1)
Consolidated	202,287	16.35	55,662	4.50	N/A	N/A
Bank	190,877	15.45	55,582	4.50	80,285	6.50
Tier 1 (Core) Capital to average assets
Consolidated	207,565	11.13	74,590	4.00	N/A	N/A
Bank	190,877	10.25	74,504	4.00	93,130	5.00

December 31, 2016
Total Capital to risk weighted assets
Consolidated	$212,007	17.83%	$95,109	8.00%	N/A	N/A
Bank	194,788	16.41	94,986	8.00	$118,733	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	204,272	17.18	71,332	6.00	N/A	N/A
Bank	187,054	15.75	71,240	6.00	94,986	8.00
Common Tier 1 (CET 1)
Consolidated	199,643	16.79	53,499	4.50	N/A	N/A
Bank	187,054	15.75	53,430	4.50	77,176	6.50
Tier 1 (Core) Capital to average assets
Consolidated	204,272	11.52	70,929	4.00	N/A	N/A
Bank	187,054	10.57	70,811	4.00	88,514	5.00

Dividend Restrictions - The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2016, the Bank paid a dividend to the Holding Company of $13 million, which approximately represented the Bank’s 2014 and 2015 net income. At year-end 2016, the Bank could, without prior approval, declare dividends of any 2016 net profits retained to the date of the dividend declaration. At June 30, 2017, the Bank could without prior approval, declare dividends of 2016 net retained profits plus first half 2017 profits retained to the date of the dividend declaration.

D – 31

NOTE 6 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies that are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at period-end were as follows:

	June 30, 2017	December 31, 2016
Commitments to make loans	$52,637	$25,698

Unused lines of credit	$171,286	$150,553

Standby letters of credit	$7,348	$5,003

The following instruments are considered financial guarantees and are carried at fair value, which approximates $0 at period end June 30, 2017 and December 31, 2016.

	June 30, 2017		December 31, 2016
	Contract Amount	Fair Value	Contract Amount	Fair Value
Standby letters of credit	$7,348	$—	$5,003	$—

Loans sold with recourse	$66,824	$—	$67,425	$—

NOTE 7 – EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Basic
Net Income	$1,837	$1,957	$4,432	$3,222
Average shares	20,052,830	20,052,300	20,052,830	20,052,300

Basic earnings per share	$0.09	$0.10	$0.22	$0.16

Diluted
Net Income	$1,837	$1,957	$4,432	$3,222
Weighted average shares for basic earnings per share	20,052,830	20,052,300	20,052,830	20,052,300
Add: dilutive effects of assumed exercises of stock options	547,081	553,501	547,208	548,981

Average shares and dilutive potential shares	20,599,911	20,605,801	20,600,038	20,601,281

Diluted earnings per share	$0.09	$0.09	$0.22	$0.16

There were no anti-dilutive stock options for the three months ended June 30, 2017 and June 30, 2016. There were no anti-dilutive stock options for the six months ended June 30, 2017 and June 30, 2016.

D – 32

NOTE 8 – SUBSEQUENT EVENTS

On July 28, 2017, HCBF completed its acquisition of JBI and its wholly owned subsidiary Jefferson Bank of Florida (Jefferson). The total consideration paid to JBI was $40.2 million. Total consideration included approximately (A) $7.6 million in cash to JBI common shareholders, (B) conversion of 2,184,162 common shares of JBI into 2,103,827 common shares (subject to final accounting) of HCBF for an assigned value of $30.5 million, and (C) cash paid to JBI stock option holders of $1.9 million. HCBF acquired approximately $315 million of JBI consolidated assets at closing as well as five (5) branch offices with approximately $230 million of deposits and two (2) loan production offices operating in the greater Tampa Bay area of Florida. Subject to completion of final valuation and accounting, the company expects to record approximately $13 million of goodwill from this transaction.

D – 33

Appendix E

JEFFERSON BANKSHARES, INC.

Oldsmar, Florida

Audited Consolidated Financial Statements

At December 31, 2016 and 2015 and For the Years Then Ended

(Together with Independent Auditors’ Report)

Independent Auditors’ Report

The Board of Directors and Stockholders

Jefferson Bankshares, Inc.

Oldsmar, Florida:

We have audited the accompanying consolidated financial statements of Jefferson Bankshares, Inc. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ HACKER, JOHNSON & SMITH PA

Tampa, Florida

February 7, 2017

E – 1

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands except per share data)

	At December 31,
	2016	2015
Assets

Cash and due from banks	$24,114	21,962
Federal funds sold and other overnight investments	14	10

Total cash and cash equivalents	24,128	21,972

Certificates of deposit	2,739	2,739
Securities available for sale	49,144	51,851
Federal Home Loan Bank stock	489	585
Loans, net of allowance for loan losses of $2,122 and $1,959	212,306	173,764
Accrued interest receivable	643	513
Premises and equipment, net	4,535	4,746
Deferred taxes	975	1,079
Other assets	1,144	828

Total assets	$296,103	258,077

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing	80,206	67,193
Savings, NOW and money-market deposits	146,663	108,180
Time deposits	29,497	40,295
Customer repurchase agreements	5,032	6,315

Total deposits	261,398	221,983

Federal Home Loan Bank advances	6,000	9,000
Other Borrowings	3,030	—
Accrued expenses and other liabilities	1,104	1,050

Total liabilities	271,532	232,033

Commitments and contingencies (Notes 5, 11, 12 and 20)

Stockholders’ equity:
Preferred stock:
Class A, $1 par value, $1,000 liquidation value; 3,367 shares authorized, 3,367 shares issued and outstanding as of December 31, 2015	—	3,367
Not designated, $.01 par value, 996,633 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value; 9,000,000 shares authorized, and 2,698,102 and 2,452,853 shares issued and outstanding as of December 31, 2016 and 2015	27	25
Additional paid-in capital	27,232	24,645
Accumulated deficit	(1,537)	(767)
Accumulated other comprehensive loss	(1,151)	(1,226)

Total stockholders’ equity	24,571	26,044

Total liabilities and stockholders’ equity	$296,103	258,077

See Accompanying Notes to Consolidated Financial Statements.

E – 2

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands except per share data)

	Year Ended December 31,
	2016	2015
Interest income:
Loans	$9,051	7,728
Securities	808	828
Federal funds and other	78	21

Total interest income	9,937	8,577

Interest expense:
Deposits	569	546
Borrowings	182	141

Total interest expense	751	687

Net interest income	9,186	7,890
Provision (Credit) for loan losses	163	(173)

Net interest income after provision (credit) for loan losses	9,023	8,063

Noninterest income:
Service charges and other fees	762	626
Gain on sale of loans held for sale	—	144
Gain on sale of foreclosed assets	—	27

Total noninterest income	762	797

Noninterest expenses:
Salaries and employee benefits	3,833	3,617
Occupancy and equipment	1,130	962
FDIC insurance	112	131
Professional fees	139	197
Advertising and marketing	153	121
Data processing	799	829
Other general and administrative	744	712

Total noninterest expenses	6,910	6,569

Earnings before income taxes	2,875	2,291
Income taxes	1,067	875

Net earnings	1,808	1,416
Less: preferred stock dividends	(3)	(34)

Net earnings applicable to common shareholders	$1,805	1,382

Basic earnings per share	$0.67	0.51

Diluted earnings per share	$0.65	0.51

See Accompanying Notes to Consolidated Financial Statements.

E – 3

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2016	2015
Net earnings	$1,808	1,416

Other comprehensive income:
Change in unrealized loss on securities-Unrealized gain arising during the year	120	513
Deferred income taxes on above change	(45)	(192)

Total other comprehensive income	75	321

Comprehensive income	$1,883	1,737

See Accompanying Notes to Consolidated Financial Statements.

E – 4

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2016 and 2015

($ in thousands)

	Preferred Stock Class A		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2014	3,367	$3,367	2,452,853	$25	24,634	(2,149)	(1,547)	24,330
Net earnings	—	—	—	—	—	1,416	—	1,416
Change in net unrealized loss on securities available for sale, net of tax effect	—	—	—	—	—	—	321	321
Stock-based compensation	—	—	—	—	11	—	—	11
Cash dividends paid on preferred stock	—	—	—	—	—	(26)	—	(26)
Cash dividends declared on preferred stock	—	—	—	—	—	(8)	—	(8)

Balance at December 31, 2015	3,367	3,367	2,452,853	25	24,645	(767)	(1,226)	26,044
Net earnings	—	—	—	—	—	1,808	—	1,808
Change in net unrealized loss on securities available for sale, net of tax effect	—	—	—	—	—	—	75	75
Stock-based compensation	—	—	—	—	14	—	—	14
10% Stock dividend	—	—	245,249	2	2,573	(2,575)	—	—
Cash dividends paid on preferred stock	—	—	—	—	—	(3)	—	(3)
Redeemed preferred stock	(3,367)	(3,367)	—	—	—	—	—	(3,367)

Balance at December 31, 2016	—	$—	2,698,102	$27	27,232	(1,537)	(1,151)	24,571

See Accompanying Notes to Consolidated Financial Statements.

E – 5

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net earnings	$1,808	1,416
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision (Credit) for loan losses	163	(173)
Depreciation and amortization	284	263
Accretion of loan discount	(11)	(5)
Amortization of deferred loan fees and costs	34	24
Net gain of sales of loans	—	(144)
Net loss on disposal of premises and equipment	—	11
Net gain on sale of foreclosed assets	—	(27)
Net amortization of premiums and discounts on securities	101	91
Deferred income taxes	59	190
Origination of loans held for sale	—	(4,640)
Proceeds from sale of loans held for sale	—	5,154
Amortization of core deposit intangible	52	22
Stock-based compensation	14	11
Net increase in accrued interest receivable	(130)	(82)
Net increase in other assets	(368)	(12)
Net increase (decrease) in accrued expenses and other liabilities	62	(198)

Net cash provided by operating activities	2,068	1,901

Cash flows from investing activities:
Purchases of securities available for sale	(8,007)	(4,592)
Proceeds from payments, calls and maturities of securities available for sale	10,733	8,286
Purchase of certificates of deposit	—	(249)
Redemption of Federal Home Loan Bank stock	96	535
Loan originations, net	(38,728)	(23,911)
Proceeds from the sale of foreclosed assets	—	237
Additions to premises and equipment, net	(73)	(162)
Net cash received in branch acquisition	—	3,958

Net cash used in investing activities	(35,979)	(15,898)

Cash flows from financing activities:
Net increase in deposits and repurchase agreements	39,415	32,223
Net decrease in Federal Home Loan Bank advances	(3,000)	(12,000)
Redemption of preferred stock	(3,367)	—
Increase in other borrowings	3,030	—
Dividends paid on preferred stock	(11)	(34)

Net cash provided by financing activities	36,067	20,189

Net increase in cash	2,156	6,192
Cash and cash equivalents at beginning of year	21,972	15,780

Cash and cash equivalents at end of year	$24,128	21,972

(continued)

E – 6

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2016	2015
Supplemental disclosure of cash flow information:
Interest paid on deposits and borrowed funds	$745	784

Income taxes paid	$886	1,004

Accumulated other comprehensive loss, unrealized gain on securities available for sale, net of tax	$75	321

Cash dividends declared on preferred stock	$—	8

Transfer from loans to foreclosed assets	$—	210

In connection with the branch acquisition the following assets were acquired and liabilities assumed (at fair value):
Loans	$—	6,465

Accrued interest receivable	$—	14

Premises and equipment	$—	1,340

Core deposit intangible	$—	364

Other assets	$—	2

Deposits	$—	12,135

Other liabilities	$—	8

See Accompanying Notes to Consolidated Financial Statements.

E – 7

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2016 and 2015 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Jefferson Bankshares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Jefferson Bank of Florida (the “Bank”) (collectively, the “Company”). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida) chartered commercial bank. The Bank provides a variety of banking and financial services to individuals and corporate customers through its five offices in Oldsmar, Palm Harbor, Tarpon Springs, New Port Richey, and Tampa, Florida. Its primary deposit products are demand deposits, savings, and certificate of deposit accounts and its primary lending products are commercial loans and residential mortgage loans. The Bank’s deposit accounts are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).

Management has evaluated all significant events occurring subsequent to the consolidated balance sheet date through February 7, 2017, which is the date the consolidated financial statements were available to be issued, determining no events require additional disclosure in the financial statements, except for footnote 20.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles, generally accepted in the United States of America (“GAAP”) and prevailing practices within the banking industry.

Use of Estimates. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Acquisition. The Company accounted for its acquisition using the acquisition method of accounting. The acquisition method of accounting requires the Company to estimate the fair value of the tangible assets and identifiable assets acquired and liabilities assumed. The estimated fair values are based on available information and current economic conditions at the date of acquisition. Fair value may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair values estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

(continued)

E – 8

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Branch Acquisition of Certain Assets and Liabilities of The Bank of Tampa. On July 31, 2015, the Bank acquired deposits and certain assets of a full service branch in Tampa, Florida from The Bank of Tampa. The Bank acquired these deposits and assets in order to enhance its branch network. The Bank incurred approximately $27,000 in acquisition costs which are included in professional fees on the consolidated statement of earnings. The table below summarizes the assets acquired and liabilities assumed on acquisition date (in thousands):

Assets acquired:
Cash	$3,958
Loans	6,465
Accrued interest receivable	14
Premises and equipment	1,340
Core deposit intangible	364
Other assets	2

Total assets acquired	$12,143

Liabilities assumed:
Deposits	12,135
Accrued liabilities	8

Total liabilities assumed	$12,143

Branch Acquisition of Certain Assets and Liabilities of The Bank of Tampa, Continued. Assets acquired included a core deposit intangible of $364,000. The principal factors considered when valuing the core deposit intangible consist of the following: (1) the rate and maturity structure of the interest bearing liabilities, (2) estimated retention rates for each deposit liability category, (3) the current interest rate environment and (4) estimated noninterest income potential of the acquired relationship. The core deposit intangible is being amortized on the straight-line method over a seven year period. For the years ended December 31, 2016 and 2015, the Company recognized approximately $52,000 and $22,000, respectively in amortization on the core deposit intangible. The core deposit intangible is evaluated periodically for impairment. As of December 31, 2016, the Company determined the core deposit intangible was not impaired. At December 31, 2016 the core deposit intangible was approximately $290,000 and is included in other assets.

Cash and Cash Equivalents. For the purpose of presentation in the consolidated statements of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased as cash and cash equivalents. Cash and cash equivalents consist of cash and due from banks and federal funds sold and other overnight investments at December 31, 2016 and 2015, respectively.

Securities. Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the

(continued)

E – 9

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock. The Bank, as a member of the Federal Home Loan Bank (FHLB) Atlanta system, is required to maintain an investment in capital stock of the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis of the FHLB stock.

Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value (LOCOM). Gains and losses on loans sales (sales proceeds minus carrying value) are recorded in noninterest income. In March of 2015, the Bank discontinued originating residential loans for sale in secondary market.

Loans. The Company originates business, real estate, and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate loans throughout Pinellas, Pasco and Hillsborough Counties. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

For loans amortized at cost, interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as a level yield adjustment over the respective term of the loan.

The accrual of interest on the loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Loans are evaluated for impairment and the uncollectible portion of the loan is typically charged-off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Company’s accounting policies or methodology during the years ended December 31, 2016 or 2015.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

E – 10

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience and expected loss given default derived from the Bank’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Off-Balance Sheet Credit Related Financial Instruments. In the ordinary course of business, the Company has entered into commitments to extend credit, commitments under standby letters of credit, and unfunded commitments under lines of credits. Such financial instruments are recorded when they are funded.

Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. There were no foreclosed assets during the year ended December 31, 2016 and one asset foreclosed on in 2015 which was also sold during the year ended December 31, 2015.

Premises and Equipment. Land is carried at cost. Building, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter.

Expenditures for maintenance and repairs are charged against earnings as incurred. Costs of major additions and improvements are capitalized. Upon disposition or retirement of property, the asset account is relieved of the cost of the item and the allowance for depreciation is charged with accumulated depreciation. Any resulting gain or loss is included in the consolidated statements of earnings.

Transfer of Financial Assets. Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the

(continued)

E – 11

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

transferred assets through an agreement to repurchase them before their maturity. A participating interest is a portion of an entire financial asset that (1) conveys proportionate ownership rights with equal priority to each participating interest holder (2) involves no recourse (other than standard representations and warranties) to, or subordination by, any participating interest holder, and (3) does not entitle any participating interest holder to receive cash before any other participating interest holder.

Long-lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized.

Income Taxes. The Company accounts for income taxes in accordance with income tax accounting guidance, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation process, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with the taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were followed.

Stock Compensation. Stock compensation accounting guidance requires that the compensation cost related to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the directors’ or employees’ service period, generally defined as the vesting

(continued)

E – 12

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of the stock options.

Earnings Per Share. Earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding. In 2016 and 2015, outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which was computed using the treasury stock method (dollars in thousands, except per share amounts):

	2016			2015*
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
Year Ended December 31:
Basic EPS:
Net earnings applicable to common shareholders	$1,805	2,698,102	$.67	$1,382	2,698,102	$.51
Effect of dilutive securities-
Incremental shares from assumed conversion of options		97,013			25,780

Diluted EPS:
Net earnings applicable to common shareholders	$1,805	2,795,115	$.65	$1,382	2,723,882	$.51

*	2015 figures restated for 10% stock dividend paid on June 15, 2016

Advertising Costs. Advertising costs are expensed as incurred. Advertising expense was approximately $153,000 and $121,000 for the years ended December 31, 2016 and 2015, respectively.

Fair Value Measurements. GAAP defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

E – 13

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans. Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market area. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans is classified as Level 3.

Fair Value Measurements, Continued.

Acquired Assets and Assumed Liabilities. All assets acquired and liabilities assumed were recorded at estimated fair values at the date of acquisition. Estimates of fair values were determined based on a variety of information. Acquire assets and assumed liabilities were valued based on estimated cash flows and other unobservable inputs and are classified as Level 3.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents and Certificates of Deposit. The carrying amounts approximate fair values.

Securities. Fair values for securities available for sale are based on the framework for measuring fair value. The fair value of FHLB stock is based on its redemption value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable. The carrying amount approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market, savings deposits and customer repurchase agreements are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Federal Home Loan Bank Advances and Other Borrowings. Fair values of advances from the Federal Home Loan Bank and other borrowings are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowings.

(continued)

E – 14

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Other Comprehensive Income. GAAP requires that recognized revenue, expenses, gains, and losses be included in net earnings. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheet and, along with net earnings, are components of other comprehensive income.

Recent Pronouncements. In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The ASU requires equity investments to be measured at fair value with changes in fair values recognized in net earnings, simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment and eliminates the requirement to disclose fair values, the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost. The ASU also clarifies that the Company should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale debt securities in combination with the Company’s other deferred tax assets. These amendments are effective for the fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-2, Leases (Topic 842) which will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The ASU is effective for fiscal years beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. The Company is in the process of determining the effect of the ASU on its consolidated financial statements. Early application is permitted.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718) intended to improve the accounting for employee share-based payments. The ASU affects all organizations that issue share-based payment awards to their employees. The ASU simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the consolidated statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

(continued)

E – 15

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments-Credit Losses (Topic 326). The ASU requires the Company to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. The Company will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Additionally, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early application is permitted. The Company is in the process of determining the effect of the ASU on its consolidated financial statements.

Reclassifications. Certain amounts in the 2015 consolidated financial statements have been reclassified to conform to the 2016 consolidated financial statement presentation.

(2) Restrictions on Cash and Due from Banks

The Bank is required by law or regulation to maintain a cash reserve with the Federal Reserve Bank (FRB), in accounts with other banks or in the vault. As of December 31, 2016 and 2015, these reserve balances amounted to $2,629,000 and $1,865,000, respectively.

(3) Securities Available for Sale

Securities have been classified according to management’s intention. The carrying amount of securities available for sale and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2016:
Mortgage-backed securities	$43,465	—	(1,569)	41,896
U.S. government agencies	3,999	—	(181)	3,818
Municipal bonds – taxable	1,513	—	(4)	1,509
Municipal bonds – tax-exempt	2,009	—	(88)	1,921

	$50,986	—	(1,842)	49,144

At December 31, 2015:
Mortgage-backed securities	52,151	—	(1,971)	50,180
U.S. government agencies	645	1	—	646
Municipal bonds – taxable	1,017	8	—	1,025

	$53,813	9	(1,971)	51,851

(continued)

E – 16

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Securities Available for Sale, Continued

At December 31, 2016 and 2015, securities with a carrying value of approximately $21,575,000 and $20,616,000, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required or permitted by law.

The securities with gross unrealized losses, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
At December 31, 2016:
Mortgage-backed securities	$(23)	2,801	(1,546)	38,828
U.S. government agencies	(181)	3,818	—	—
Municipal bonds – taxable	(4)	1,509	—	—
Municipal bonds – tax-exempt	(88)	1,921	—	—

	$(296)	10,049	(1,546)	38,828

At December 31, 2015:
Mortgage-backed securities	$(26)	4,328	(1,945)	45,942

The scheduled maturities of securities available for sale at December 31, 2016 are as follows (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due within one year	$500	500
Due after one year through five years	3,781	3,695
Due after five years through ten years	3,240	3,053
Mortgage-backed securities	43,465	41,896

	$50,986	49,144

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2016, the unrealized losses on twenty-one securities available for sale were caused by interest rate changes and general market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and general market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

E – 17

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans

The segments and classes of loans are as follows (in thousands):(1)

	At December 31,
	2016	2015
Construction	$29,334	14,139
Commercial real estate	108,230	91,124
Residential real estate	53,587	46,631
Commercial	21,047	22,023
Consumer and other	2,230	1,806

Total loans	214,428	175,723
Allowance for loan losses	(2,122)	(1,959)

Loans, net	$212,306	173,764

(1)	At December 31, 2016 and 2015, net deferred costs of approximately $248,000 and $158,000 have been added to the specific loan segment balances.

The Company has divided the loan portfolio into five portfolio segments and classes which are the same, each with different risk characteristics and methodologies for assessing risk and are underwritten based upon standards set forth in policies approved by the Company’s board of directors described as follows:

Commercial and Residential Real Estate Mortgage Loans including Construction. Commercial real estate loans are secured by the subject property and are approved based on standards that include, among other factors, loan to value limits, cash flow coverage and general creditworthiness of the obligors. Residential real estate loans are approved based on repayment capacity and source, value of the underlying property, credit history and stability. Construction loans to borrowers are to finance the construction of owner occupied and leased properties. These loans are categorized as construction loans during the construction period, later converting to commercial or residential real estate loans after the construction is complete and amortization of the loan begins. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Real estate development and construction loan funds are disbursed periodically based on the percentage of construction completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of loan waivers on funds advanced. Development and construction loans are typically secured by the properties under development or construction, and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely on the value of the underlying property, the Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.

Commercial. Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service debt from income. The cash flow of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

(continued)

E – 18

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

Consumer and Other. Consumer and other loans are extended for various purposes, including purchases of automobiles, recreation vehicles, and boats. The Company also offers home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower(s), the purpose of the credit, and the secondary source of repayment. Consumer loans are made at fixed and variable interest rates and may be made on terms of up to ten years. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

An analysis of the change in the allowance for loan losses follows (in thousands):

	Construction	Commercial Real Estate	Residential Real Estate	Commercial	Consumer and Other	Total
Year Ended December 31, 2016:
Beginning balance	$159	1,116	399	264	21	1,959
Provision (credit) for loan losses	116	(5)	(4)	58	(2)	163
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance	$275	1,111	395	322	19	2,122

Individually evaluated for impairment:
Recorded investment	$—	—	422	392	—	814

Balance in allowance for loan losses	$—	—	—	72	—	72

Collectively evaluated for impairment:
Recorded investment	$29,334	108,230	53,165	20,655	2,230	213,614

Balance in allowance for loan losses	$275	1,111	395	250	19	2,050

(continued)

E – 19

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

	Construction	Commercial Real Estate	Residential Real Estate	Commercial	Consumer and Other	Total
Year Ended December 31, 2015:
Beginning balance	$128	1,093	417	283	35	1,956
Provision (credit) for loan losses	31	23	(18)	(195)	(14)	(173)
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	176	—	176

Ending balance	$159	1,116	399	264	21	1,959

Individually evaluated for impairment:
Recorded investment	$—	—	429	—	—	429

Balance in allowance for loan losses	$—	—	—	—	—	—

Collectively evaluated for impairment:
Recorded investment	$14,139	91,124	46,202	22,023	1,806	175,294

Balance in allowance for loan losses	$159	1,116	399	264	21	1,959

The following summarizes the loan credit quality (in thousands):

	Construction	Commercial Real Estate	Residential Real Estate	Commercial	Consumer and Other	Total
Credit Risk Profile by Internally Assigned Grade:
At December 31, 2016:
Grade:
Pass	$29,334	108,230	53,165	20,655	2,230	213,614
Special mention	—	—	—	—	—	—
Substandard	—	—	422	392	—	814
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$29,334	108,230	53,587	21,047	2,230	214,428

At December 31, 2015:
Grade:
Pass	14,139	91,124	46,202	22,023	1,806	175,294
Special mention	—	—	—	—	—	—
Substandard	—	—	413	—	—	413
Doubtful	—	—	16	—	—	16
Loss	—	—	—	—	—	—

Total	$14,139	91,124	46,631	22,023	1,806	175,723

(continued)

E – 20

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, most commercial loans are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Company will determine the appropriate loan grade.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Company uses the following definitions for risk ratings:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

(continued)

E – 21

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due		60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2016:
Construction		$—	—	—	—	29,334	—	29,334
Commercial real estate		—	—	—	—	108,230	—	108,230
Residential real estate		—	—	—	—	53,234	353	53,587
Commercial		—	—	—	—	21,047	—	21,047
Consumer and other		—	—	—	—	2,230	—	2,230

Total	$		—	—		214,075	353	214,428

At December 31, 2015:
Construction		—	—	—	—	14,139	—	14,139
Commercial real estate		—	—	—	—	91,124	—	91,124
Residential real estate		—	—	—	—	46,202	429	46,631
Commercial		—	—	—	—	22,023	—	22,023
Consumer and other		—	—	—	—	1,806	—	1,806

Total	$		—	—		175,294	429	175,723

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
At December 31, 2016:
Residential real estate	$422	479	—	—	—	422	479	—
Commercial	—	—	392	392	72	392	392	72

	$422	479	392	392	72	814	871	72

At December 31, 2015:
Residential real estate	$429	486	—	—	—	429	486	—

(continued)

E – 22

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
For the Year Ended December 31, 2016:
Residential real estate	$551	41	45
Commercial	13	1	—

	$564	42	45

For the Year Ended December 31, 2015:
Residential real estate	439	—	3
Commercial	181	84	23

	$620	84	26

There were no troubled debt restructurings entered into during the years ended December 31, 2016 or 2015.

(5) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2016	2015
Land	$1,120	1,120
Building	2,380	2,370
Leasehold improvements	1,385	1,385
Furniture, fixtures and equipment	1,404	1,423

Total, at cost	6,289	6,298
Less accumulated depreciation and amortization	(1,754)	(1,552)

Premises and equipment, net	$4,535	4,746

Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2016, pertaining to banking premises, future minimum rent commitments under various operating leases are as follows (in thousands):

Year Ending December 31,
2017	$383
2018	319
2019	324
2020	333
2021	320
Thereafter	2,210

$3,889

(continued)

E – 23

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Premises and Equipment, Continued

The leases contain options to extend for periods from three to fifteen years. The costs of these options to extend are included in the table above. Total rent expense for the years ended December 31, 2016 and 2015 amounted to approximately $453,000 and $373,000, respectively.

(6) Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2016 and 2015 was approximately $23,861,000 and $32,172,000, respectively.

At December 31, 2016, maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2017	$19,493
2018	8,020
2019	607
2020	675
Thereafter	702

$29,497

Customer Repurchase Agreements. The Company enters into repurchase agreements with customers. These agreements require the Company to pledge securities as collateral for the balance in the accounts. At December 31, 2016 and 2015, the balance totaled approximately $5,032,000 and $6,315,000, respectively, and the Company had pledged securities as collateral for these agreements with a carrying value of approximately $8,789,000 and $7,567,000 respectively. The weighted-average interest rate on these agreements was .23% and .22% at December 31, 2016 and 2015, respectively.

(7) Federal Home Loan Bank Advances

A summary of the Bank’s FHLB advances at December 31, 2016 and 2015 by maturity and interest rate follows (in thousands):

	Interest Rate	At December 31,
Maturity		2016	2015
2016	0.59%	$—	3,000
2016	0.86%	—	3,000
2018	1.26%	3,000	3,000
2019	1.23%	3,000	—

		$6,000	9,000

All advances from the FHLB are at a fixed rate and are collateralized by a blanket floating lien on the Company’s qualifying residential and commercial real estate loans.

(continued)

E – 24

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Other Borrowings

In 2016, the Company borrowed $3,367,000 from another financial institution. The term of the note is for 10 years with 10 equal annual payments with interest payable quarterly. The interest rate is at Prime less .25 basis points (3.50% at December 31, 2016) and the debt is collateralized with the Bank stock. The balance at December 31, 2016 was $3,030,000.

Federal Reserve Bank (FRB) Advances. The Bank has a $27,001,000 revolving line of credit with the FRB. As of December 31, 2016 and 2015, there was no balance outstanding. This line is collateralized by a blanket lien on specific types of loans.

(9) Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows (in thousands):

	Year Ended December 31,
	2016	2015
Current:
Federal	$900	588
State	108	97

Total current	1,008	685

Deferred:
Federal	57	162
State	2	28

Total deferred	59	190

	$1,067	875

The reasons for the difference between the statutory Federal income tax rate of 34% and the effective tax rates are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2016		2015
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory rate	$978	34.0%	$779	34.0%
Increase resulting from:
State taxes, net of Federal tax benefit	73	2.5	83	3.6
Nondeductible expenses	16	.6	13	.6

	$1,067	37.1%	$875	38.2%

(continued)

E – 25

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

Tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2016	2015
Deferred tax assets:
Allowance for loan losses	$512	451
Organizational and start-up costs	146	171
Stock-based compensation	90	90
Unrealized losses on securities available for sale	691	736
Other	71	83

Deferred tax assets	1,510	1,531

Deferred tax liabilities:
Deferred loan costs	(381)	(310)
Premises and equipment	(154)	(142)

Deferred tax liabilities	(535)	(452)

Net deferred tax asset	$975	1,079

The Company files U.S. and Florida income tax returns. With few exceptions, the Company is no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for years before 2013.

(10) Profit Sharing Plan

The Company offers the benefit of participating in a 401(k) profit sharing plan (the “Plan”) to eligible employees. For the years ended December 31, 2016 and 2015, expense attributable to the Plan amounted to approximately $12,000 and $184,000, respectively.

(11) Off-Balance Sheet Financial Instruments

The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and lines of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk (in thousands):

2016
Unused commitments	$81,634

Standby letters of credit	$972

(continued)

E – 26

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11) Off-Balance Sheet Financial Instruments, Continued

The above commitments have a reserve of approximately $117,000 recorded in other liabilities as of December 31, 2016.

Unused loan commitments, commitments under residential and commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be uncollateralized and may not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(12) Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(13) Participation in the Small Business Lending Fund of the U.S. Treasury Department

On August 4, 2011, the Company entered into a Securities Purchase Agreement with the Secretary of the Treasury, pursuant to which the Company issued and sold to the Treasury 3,367 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Class A, having a liquidation preference of $1,000 per share (the “Class A Preferred Stock”), for aggregate proceeds of $3,367,000. The issuance was pursuant to the Treasury’s Small Business Lending Fund program, a $30 billion fund established under the Small Business Jobs Act of 2010, which encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. The Class A Preferred Stock was entitled to receive non-cumulative dividends payable quarterly on each January 1, April 1, July 1 and October 1, commencing October 1, 2011. On February 3, 2016, the Company redeemed all of its shares of Class A Preferred Stock.

(14) Stock Option Plans

In 2015, the Company established a new stock option plan for employees and directors. The plan was approved by the stockholders on April 22, 2015. Under this plan, the Company can grant options equal to 20% of the number of issued and outstanding shares of common stock on the date this plan was approved by the stockholders of the Company totaling 539,620 options (amended), less the number of stock options outstanding under the Company’s 2007 Stock Option Plan (354,147 options, amended). Options are granted at the fair market value of the common stock on the date of grant and usually vest over a four to five year period. At December 31, 2016, 163,473 options (amended) remain available for grant (all amounts have been adjusted to reflect the 10% stock dividend paid June 15, 2016).

Under the Company’s 2007 Stock Option Plan, the Company could grant options to key employees and directors of the Company for up to 363,000 shares (amended) of common stock. The exercise price of each option equaled the market price of the Company’s common stock on the date of grant and the option’s maximum term was ten years. Vesting periods ranged from four to five years from the date of the grant. At December 31, 2015, no options remained available for grant.

(continued)

E – 27

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14) Stock Option Plans, Continued

A summary of the status of the Company’s stock option plans is presented below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2014	354,147	$8.30
Issued	22,000	9.09

Outstanding at December 31, 2015	376,147	8.34
Outstanding at December 31, 2016	376,147	$8.34	2.93 years

Exercisable at December 31, 2016	340,264	$8.29	2.39 years

For the years ended December 31, 2016 and 2015, share-based compensation expense applicable to the plans was approximately $14,000 and $11,000, respectively, and the recognized tax benefit related to this expense was approximately $6,000 and $4,000, respectively.

As of December 31, 2016, unrecognized share-based compensation expense related to nonvested options amounted to approximately $46,000. This amount is expected to be recognized over a weighted-average period of 3.1 years.

The fair value of each option granted in 2015 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

2015
Risk-free interest rate	1.98%
Dividend yield	—
Expected stock volatility	10.84%
Expected life in years	6.50
Per share grant-date fair value of options issued during the year	$1.74

The Company uses the guidance issued by the Securities and Exchange Commission to determine the estimated life of options issued. Expected volatility is based on historical volatility of stocks of other similar community banks. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company’s historical and expected dividend payments.

(15) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory

(continued)

E – 28

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters, Continued

accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Effective January 1, 2015, the Bank, became subject to the new Basel III capital level threshold requirements under the Prompt Corrective Action regulations with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. These new regulations were designed to ensure that banks maintain strong capital positions even in the event of severe economic downturns or unforeseen losses.

Changes that could affect the Bank going forward include additional constraints on the inclusion of deferred tax assets in capital and increased risk weightings for nonperforming loans and acquisition/development loans in regulatory capital. Under the new regulations in the first quarter of 2015, the Bank elected an irreversible one-time opt-out to exclude accumulated other comprehensive loss from regulatory capital. Beginning January 1, 2016, the Bank became subject to the capital conservation buffer rules which place limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers. In order to avoid these limitations, a bank must hold a capital conservation buffer above its minimum risk-based capital requirements. As of December 31, 2016, the Bank’s capital conservation buffer exceeds the minimum requirement of 0.625% for 2016. The required buffer is to be phased in over three years.

As of December 31, 2016, the Bank was well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain a minimum Common equity tier 1 capital ratio, Tier 1 capital ratio, Total capital ratio and Tier 1 leverage ratio as set forth in the table. Management believes, as of December 31, 2016, that the Bank meets all capital adequacy requirements to which it is subject. The Bank’s actual capital amounts and percentages are presented in the table ($ in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2016:
Common equity tier I capital ratio	$28,280	12.32%	$10,333	4.50%	$14,925	6.50%
Tier I capital ratio	28,280	12.32	13,777	6.00	18,370	8.00
Total capital ratio	30,519	13.29	18,370	8.00	22,962	10.00
Tier I leverage ratio	28,280	9.84	11,493	4.00	14,366	5.00

As of December 31, 2015:
Common equity tier I capital ratio	26,744	15.05	7,999	4.50	11,554	6.50
Tier I capital ratio	26,744	15.05	10,666	6.00	14,221	8.00
Total capital ratio	28,819	16.21	14,221	8.00	17,776	10.00
Tier I leverage ratio	26,744	10.55	10,141	4.00	12,676	5.00

(continued)

E – 29

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Annual activity consisted of the following (in thousands):

	At December 31,
	2016	2015
Beginning balance	$4,229	3,804
New loans and advances	1,636	3,284
Repayments	(1,079)	(2,859)

Ending balance	$4,786	4,229

Deposits from related parties held by the Company totaled approximately $9,564,000 and $11,693,000 at December 31, 2016 and 2015, respectively. The Company leases office and retail space from an entity in which some directors have an ownership interest. The Company also purchases certain insurance policies through an entity which is owned by a director.

(17) Restrictions on Dividends

The Holding Company’s primary source of income from which it may pay dividends will be the dividends that it receives from the Bank.

Federal and state banking regulations place certain restrictions on dividends paid by the Bank. The amount of dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividends which the Bank could declare.

(continued)

E – 30

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Fair Value of Financial Instruments

The estimated fair values, and related carrying or notional amounts, of the Bank’s financial instruments are as follows (in thousands):

	At December 31,
	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$24,128	24,128	21,972	21,972
Certificates of deposit	2,739	2,739	2,739	2,739
Securities available for sale	49,144	49,144	51,851	51,851
Federal Home Loan Bank stock	489	489	585	585
Loans, net	212,306	217,827	173,764	178,543
Accrued interest receivable	643	643	513	513

Financial liabilities:
Deposits including repurchase agreements	261,398	261,299	221,983	222,940
Federal Home Loan Bank advances	6,000	5,965	9,000	8,980
Other borrowings	3,030	3,030	—	—

Off-balance-sheet financial instruments	—	—	—	—

(19) Fair Value Measurements

Securities available for sale measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2016:
Mortgage-backed securities	$41,896	—	41,896	—
U.S. government agencies	3,818	—	3,818	—
Municipal bonds – taxable	1,509	—	1,509	—
Municipal bonds – tax-exempt	1,921	—	1,921	—

	$49,144	—	49,144	—

At December 31, 2015:
Mortgage-backed securities	50,180	—	50,180	—
U.S. government agencies	646	—	646	—
Municipal bonds – taxable	1,025	—	1,025	—

	$51,851	—	51,851	—

(continued)

E – 31

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(19) Fair Value Measurements, Continued

During the years ended December 31, 2016 and 2015, no securities were transferred in or out of Level 1, Level 2 or Level 3.

Impaired collateral-dependent loans are carried at fair value when the current collateral value is lower than the carrying value of the loan. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	At Year End					Losses Recorded During the Year
	Fair Value	Level 1	Level 2	Level 3	Total Losses
December 31, 2016:
Residential real estate	$422	—	—	422	57	—
Commercial	320	—	—	320	72	72

	$742	—	—	742	129	72

December 31, 2015:
Residential real estate	$15	—	—	15	57	—

(20) Merger Agreement

On January 20, 2017 HCBF Holding Company Inc. (Harbor) and the Company, announced the signing of an agreement and plan of merger, whereby Harbor will acquire the Company. The purchase price is approximately $40 million in Harbor common stock and cash.

The Company Shareholders will receive either $14.03 in cash, or 0.9676 shares of Harbor common stock, per share of the Company’s common stock. Shareholders will be permitted to elect the form of consideration, provided that the aggregate cash consideration will not exceed 20 percent of the total consideration. In the event that the Company’s shareholders elect to receive aggregate cash consideration in an amount greater than 20 percent of the total consideration, the distribution of the cash consideration will be prorated among such shareholders.

The transaction is subject to customary regulatory approvals and the Company’s shareholder approval. It is anticipated that the closing will occur in the third quarter of 2017.

E – 32

Appendix F

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands except per share data)

	June 30, 2017	December 31, 2016
	(Unaudited)
Assets
Cash and due from banks	$18,014	24,114
Federal funds sold and other overnight investments	42	14

Total cash and cash equivalents	18,056	24,128

Certificates of deposit	2,739	2,739
Securities available for sale	45,529	49,144
Federal Home Loan Bank	2,052	489
Loans, net of allowance for loan losses of $2,265 and $2,122	241,192	212,306
Accrued interest receivable	665	643
Premises and equipment, net	4,422	4,535
Deferred taxes	738	975
Other assets	1,149	1,144

Total assets	$316,542	296,103

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing	81,880	80,206
Savings, NOW and money-market deposits	129,414	146,663
Time deposits	26,544	29,497
Customer repurchase agreements	6,015	5,032

Total deposits	243,853	261,398

Federal Home Loan Bank advances	42,000	6,000
Other Borrowings	3,030	3,030
Accrued expenses and other liabilities	1,479	1,104

Total liabilities	290,362	271,532

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par value; 9,000,000 shares authorized, and 2,698,102 issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	27	27
Additional paid-in capital	27,277	27,232
Accumulated deficit	(367)	(1,537)
Accumulated other comprehensive loss	(757)	(1,151)

Total stockholders’ equity	26,180	24,571

Total liabilities and stockholders’ equity	$316,542	296,103

F – 1

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands except per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest income:
Loans	$2,680	2,228	5,166	4,325
Securities	204	203	403	407
Federal funds and other	22	17	52	50

Total interest income	2,906	2,448	5,621	4,782

Interest expense:
Deposits	143	148	294	305
Borrowings	101	46	150	87

Total interest expense	244	194	444	392

Net interest income	2,662	2,254	5,177	4,390
Provision for loan losses	143	—	143	50

Net interest income after provision for loan losses	2,519	2,254	5,034	4,340

Noninterest income
Service charges and other fees	231	197	448	372

Noninterest expenses:
Salaries and employee benefits	1,076	956	2,179	1,932
Occupancy and equipment	282	270	563	548
FDIC insurance	36	31	82	62
Professional fees	(115)	47	(73)	101
Advertising and marketing	19	36	49	73
Data processing	228	200	455	384
Other general and administrative	132	192	328	368

Total noninterest expenses	1,658	1,732	3,583	3,468

Earnings before income taxes	1,092	719	1,899	1,244
Income taxes	421	267	729	460

Net earnings	671	452	1,170	784
Less: preferred stock dividends	—		—	(3)

Net earnings applicable to common shareholders	$671	452	1,170	781

Basic earnings per share	$0.25	0.17	0.43	0.29

Diluted earnings per share	$0.24	0.16	0.42	0.28

F – 2

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net earnings	$671	452	1,170	784

Other comprehensive income:
Change in unrealized loss on securities-Unrealized gain arising during the period	291	606	631	1,463

Deferred income taxes on above change	(109)	(227)	(237)	(549)

Total other comprehensive income	182	379	394	914

Comprehensive income	$853	831	1,564	1,698

F – 3

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2015 and Six Months Ended June 30, 2016

(Six Months Ended June 30, 2016 Unaudited)

($ in thousands)

	Preferred Stock				Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive (Loss)	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	3,367	$3,367	2,452,853	$25	$24,645	$(767)	$(1,226)	26,044
Net earnings	—	—	—	—	—	784	—	784
Change in net unrealized loss on securities available for sale, net of tax effect	—	—	—	—	—	—	914	914
Stock-based compensation			—	—	8	—	—	(3,359)
Cash dividends paid on preferred stock	—	—	—	—	—	(3)	—	(3)
Redeemed preferred stock	(3,367)	(3,367)	—	—	—	—	—	(3,362)

Balance at June 30, 2016	—	$—	2,452,853	$25	$24,653	$14	$(312)	$24,380

F – 4

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Year Ended December 31, 2016 and Six Months Ended June 30, 2017

(Six Months Ended June 30, 2017 Unaudited)

($ in thousands)

	Preferred Stock				Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive (Loss)	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2016	—	—	2,698,102	27	27,232	(1,537)	(1,151)	24,571
Net earnings	—	—	—	—	—	1,170	—	1,170
Change in net unrealized loss on securities available for sale, net of tax effect	—	—	—	—	—	—	394	394
Stock-based compensation	—	—	—	—	45	—	—	45

Balance at June 30, 2017	—	$—	2,698,102	$27	$27,277	$(367)	$(757)	$26,180

F – 5

JEFFERSON BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net earnings	$1,170	784
Adjustments to reconcile net earnings to net cash provided by operating activities:
Credit for loan losses	143	50
Depreciation and amortization	143	141
Accretion of loan discount	(5)	(5)
Amortization of deferred loan fees and costs	49	3
Net loss on FA disposal	—	(1)
Net amortization of premiums and discounts on securities	34	53
Deferred income taxes	—	59
Amortization of core deposit intangible	26	26
Stock-based compensation	45	8
Net increase in accrued interest receivable	(22)	(44)
Net increase in other assets	(32)	(429)
Net increase in accrued expenses and other liabilities	374	178

Net cash provided by operating activities	1,925	823

Cash flows from investing activities:
Purchases of securities available for sale	—	(3,999)
Proceeds from payments, calls and maturities of securities available for sale	4,213	4,949
(Purchase) Redemption of Federal Home Loan Bank stock	(1,563)	98
Loan originations, net	(29,072)	(16,405)
Additions to premises and equipment, net	(29)	(25)

Net cash used in investing activities	(26,451)	(15,382)

Cash flows from financing activities:
Net (decrease) increase in deposits and repurchase agreements	(17,546)	7,060
Net increase (decrease) in Federal Home Loan Bank advances	36,000	(3,000)
Redemption of preferred stock	—	(3,367)
Increase in other borrowings	—	3,030
Dividends paid on preferred stock	—	(11)

Net cash provided by financing activities	18,454	3,712

Net (decrease) increase in cash	(6,072)	(10,847)
Cash and cash equivalents at beginning of period	24,128	21,972

Cash and cash equivalents at end of period	$18,056	11,125

Supplementary cash flow information
Interest paid on deposits and borrowed funds	$416	344

Income taxes paid	$170	408

Accumulated other comprehensive income, unrealized gain on securities available for sale, net of tax	$394	914

F – 6

Appendix G

COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION (unaudited)

Condensed Consolidated Statement of Financial Condition

As of June 30, 2017

	Historical		Purchase Accounting Adjustments		Pro Forma After Adjustments
(Dollars in thousands, except share data)	HCBF	Jefferson
Assets
Cash, overnights, fed funds sold	$62,986	$20,795	$(9,181)	(a)	$74,600
Investment securities	609,929	45,529	—		655,458
Loans held for sale	6,441	—	—		6,441
Loans	1,064,481	243,457	(2,745)	(b)	1,305,193
Allowance for loan losses	(7,120)	(2,265)	2,265	(c)	(7,120)

Net loans	1,057,361	241,192	(480)		1,298,073
FDIC Indemnification asset	—	—	—		—
Premises and fixed assets	50,187	4,422	(79)	(d)	54,530
Other real estate owned	8,665	—	—		8,665
Goodwill	12,286	—	11,935	(e)	24,221
Intangible assets	11,405	264	3,471	(f)	15,140
Deferred tax asset	13,288	738	(1,081)	(g)	12,945
Bank-owned life insurance	38,578	—	—		38,578
Other assets	15,267	3,602	(57)	(h)	18,812

Total Assets	$1,886,393	$316,542	$4,528		$2,207,463

Liabilities
Deposits	$1,561,098	$237,838	$19	(i)	$1,798,955
FHLB advances	76,446	42,000	(37)	(j)	118,409
Trust preferred obligation	5,992	—	—		5,992
Senior Debt	—	3,030	—		3,030
Securities sold under repurchase agreements	—	6,015	—		6,015
Capital lease obligation	743	—	—		743
Other liabilities	18,824	1,479	—		20,303

Total Liabilities	1,663,103	290,362	(18)		1,953,447
Stockholders’ Equity
Stockholders’ capital and surplus	202,631	27,304	3,422	(k)	233,357
Retained earnings	23,204	(367)	367	(l)	23,204
Accumulated other comprehensive income (loss)	(2,545)	(757)	757	(l)	(2,545)

Total Equity Capital	223,290	26,180	4,546		254,016

Total Liabilities and Capital	$1,886,393	$316,542	$4,528		$2,207,463

Number of common shares outstanding	20,052,830	2,698,102			22,171,850

Total book value per common share	$11.14	$9.70			$11.46

Tangible book value per common share	$9.95	$9.61			$9.68

(a)	Cash consideration paid to Jefferson by HCBF of $9,446 less cash received from options exercises of $265.
(b)	Estimated loan discount of $2,745, $3,452 estimated credit loss and $707 amortizable premium.
(c)	Elimination of Jefferson allowance for loan losses under GAAP accounting.
(d)	Write down of Premises and fixed assets.
(e)	See goodwill allocation table.

G – 1

(f)	Estimated core deposit intangible, amortized over 10 years straight-line method.
(g)	Estimated deferred tax asset relating to purchase accounting fair value adjustments.
(h)	Write down of prepaid expenses.
(i)	Estimated time deposit premium relating to purchase accounting fair value adjustments.
(j)	Fair value adjustment relating to FHLB borrowings.
(k)

Elimination and adjustment of Jefferson capital accounts under GAAP accounting. The elimination is net of the estimated fair value of net assets acquired of $30,726 for which 2,119,020 shares of HCBF voting common stock will be issued in merger and elimination of Jefferson capital of ($27,304).

(l)	Elimination of Jefferson capital accounts under GAAP accounting.

G – 2

( e) Estimated goodwill (see goodwill allocation table below).

	Pro Forma As of June 30, 2017
Goodwill allocation table
Purchase Price:
Jefferson shares outstanding	2,698,102
Jefferson options expected to exercise before close	32,100

Total Jefferson shares to be converted	2,730,202
Assumed percentage of shares electing stock consideration	80.2%

Jefferson stock election shares	2,189,975
Stock election exchange ratio	0.9676

New HCBF shares to be issued	2,119,020
HCBF stipulated share price	$14.50

Total value of stock portion of merger consideration	$30,725,790
Assumed number of Jefferson shares electing cash (19.8%)	540,227
Per share cash election consideration	$14.03

Total value of cash portion of merger costs	$7,579,382
Jefferson options outstanding	356,072
Jefferson options expected to exercise before close	(32,100)

Jefferson options to be paid in cash	323,972
Per share cash election consideration of $14.03 less average strike price of $8.27	$5.76

Cash paid to Jefferson option holders	$1,866,635

Total purchase price	$40,171,807

($ in thousands)
Total purchase price		$40,172
Allocated to:
Historical book value of Jefferson’s assets and liabilities	26,180
Cash from exercise of Jefferson options prior to close	265

Adjusted Jefferson historical book value	26,445
Adjustments to record assets and liabilities at fair value:
Loan fair value mark	(2,745)
Jefferson allowance for loan losses write-off	2,265
Core deposit intangible value	3,471
Time deposit fair value mark	(19)
FHLB advance fair value mark	37
Premises and fixed assets write-off	(79)
Prepaid expenses write-off	(57)
Deferred tax effect of fair value adjustments	(1,081)
Fair value of net assets acquired		28,237

Goodwill		$11,935

G – 3

COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION (unaudited)

Condensed Consolidated Statement of Income

For six months ended, June 30, 2017

	Historical		Mark to Market Transaction Adjustments		Pro Forma After Adjustments
(dollars in thousands)	HCBF	Jefferson
Total interest income	$33,804	$5,621	$(64)	(a)	$39,361
Total interest expense	3,132	444	3	(b)(c)	3,579

Net interest income	30,672	5,177	(67)		35,782
Provision for loan losses	1,563	143	—		1,706
Service charges on deposit accounts	1,564	211	—		1,775
ATM and interchange income	1,557	153	—		1,710
Net gain of sale of loans	1,761	—	—		1,761
Other	1,376	84	—		1,460

Total non-interest income	6,258	448	—		6,706
Salaries and employee benefits	14,567	2,179	—		16,746
Occupancy and equipment	3,887	563	—		4,450
Data processing	2,878	455	—		3,333
Foreclosed asset expense	804	—	—		804
Amortization of intangibles	1,143	26	174	(d)	1,343
Other	5,115	360	—		5,475

Total non-interest expense	28,394	3,583	174		32,151

Income before taxes	6,973	1,899	(241)		8,631
Income tax expense (benefit)	2,541	729	(92)	(e)	3,178

Net income	$4,432	$1,170	$(149)		$5,453

Earnings Per Share – Basic	$0.22	$0.43			$0.25
Weighted Average Shares – Basic	20,052,830	2,698,102			22,171,850
Earnings per Share – Diluted	$0.22	$0.42			$0.24
Weighted Average Shares – Diluted	20,600,038	2,813,115			22,719,058

(a)	Amortization of loan fair value premium, assumed level yield 5.5 year average life.
(b)	Amortization of time deposits fair value premium, assumed straight line for 3 years.
(c)	Amortization of FHLB fair value discount, assumed straight line for 3 years.
(d)	Amortization of core deposit intangible fair value mark, 10 years straight line.
(e)	Net tax benefit on fair value amortization items at 38% tax rate.

Pro forma net income excludes the effect of one-time merger-related expenses expected to be approximately $3,500.

G – 4